Form 10-K405, Exhibit 13
period 1997-01-25
WOOLWORTH CORPORATION
filed 1997-04-25
CIK 850209

                                                                     EXHIBIT 13


                                                                      [WOOLWORTH
                                                               CORPORATION LOGO]








PROGRESS
----------------------------------------------------------------------------









                                                          1996 ANNUAL REPORT

COMPANY PROFILE

Woolworth Corporation is a diversified global retailer operating specialty and general merchandise stores and related support facilities in North America, Europe, Australia, and Asia. Specialty formats include such chains as Foot Locker, Lady Foot Locker, Kids Foot Locker, and Champs Sports athletic footwear and apparel stores; the Northern Reflections, Northern Traditions, Northern Elements, and Northern Getaway apparel stores, and the After Thoughts jewelry stores and Kinney family shoe stores. The Company also operates the familiar Woolworth general merchandise stores in the United States and abroad.

        The Company's 82,000 associates around the world are committed to providing their customers with quality merchandise at good value.


CONSOLIDATED STATISTICS IN BRIEF


($ in millions, except per share amounts)                               1996            1995            1994
-----------------------------------------                               ----            ----            ----


Sales                                                                   $8,092          8,224            8,238
Operating profit before non-recurring items                             $  421            209              295
  Adoption of accounting standard for impairment of
    long-lived assets                                                       --           (241)              --
  Net gain on sales of real estate                                          35             34               41
  Disposed operations                                                      (45)           (43)             (62)
Operating profit (loss)                                                 $  411            (41)             274
Net income (loss)                                                       $  169           (164)              47
Per common share
  Net income (loss)                                                     $ 1.26          (1.23)             .36
  Dividends declared                                                    $   --             --              .74
Capital expenditures                                                    $  134            167              218
Total assets                                                            $3,476          3,506            4,145
Shareholders' equity                                                    $1,334          1,229            1,358
Number of stores at year end                                             7,746          8,178            8,629

DEAR SHAREHOLDERS:


                ROGER N. FARAH               [PHOTO]
     CHAIRMAN OF THE BOARD AND
CHIEF EXECUTIVE OFFICER (LEFT)

               DALE W. HILPERT
                 PRESIDENT AND
       CHIEF OPERATING OFFICER


WOOLWORTH CORPORATION MADE STRONG PROGRESS IN 1996. We continued to aggressively implement the programs and disciplines that are part of our strategic plan. We also made significant improvements in our near-term performance, which are clearly demonstrated by the Company's 1996 results. In addition, in 1996 we set the stage for creating and sustaining consistent and profitable growth.

In this annual report we will describe our progress. We will show you how the changes we put in place throughout our organization beginning in 1995 have enabled Woolworth to now shift its focus from primarily repairing what was broken, to building and growing our Company into a world-class retailer.

Aggressively implementing our strategic plan is the key to this growth, and we expect our plan to continue to produce improved earnings and cash flow for the Company in 1997. It is in this way that we intend to create value for our shareholders.

REVIEW OF 1996

- WE ACHIEVED SOLID INCREASES IN OPERATING INCOME AND IN NET INCOME:

Woolworth returned to profitability, recording net income for 1996 of $169 million, or $1.26 per share, and operating profit before non-recurring items of $421 million, compared to $209 million in 1995.

- WE GAINED FINANCIAL STRENGTH AND FLEXIBILITY:

The reduction in total debt of $116 million, or 16 percent; decline in interest expense of $46 million, or 39 percent; elimination of short-term debt, and creation of cash on hand of $321 million at year-end all contributed to our stronger financial position and provided us with financial flexibility.

- WE STRENGTHENED OUR GLOBAL ORGANIZATION:

High-quality management teams were established at both the corporate and operating division levels to pursue growth opportunities on an international level.

- WE ACTIVELY MANAGED OUR ASSETS:

Vigorous efforts in inventory management, expense management, dispositions of non-strategic real estate, and reductions in the number of unprofitable stores benefited all corporate and business units.

- WE SUBSTANTIALLY REDUCED EXPENSES:

Operating costs declined dramatically both in absolute terms and as a percentage of sales as a result of corporate-wide programs to sharpen productivity.

- WE IMPROVED OUR INFRASTRUCTURE:

Better distribution processes support our operating businesses, while new, more focused approaches introduced in human resources, real estate, and information systems are upgrading the level of services we are providing to our businesses.


WOOLWORTH CORPORATION 1996 ANNUAL REPORT                                      1.

                ELIMINATION OF SHORT-TERM DEBT
                         ($ millions)

               TOTAL DEBT
               NET OF CASH            SHORT TERM
1994             1,116                    853

1995               700                     69

1996               276                     --

NOTE: DEBT DOES NOT INCLUDE
OPERATING LEASES

TODAY'S SOUND FINANCIAL POSITION

Woolworth Corporation's substantially improved financial position is one of the clearest measures of our strong progress. It reflects our efforts over the past two years to systematically address and correct important financial issues that needed to be resolved before we could fully devote our efforts to reinvesting in our businesses to create sustained and productive growth.


Since 1994, we made significant progress in restructuring and reducing debt, which has lowered interest expense. We also developed programs to actively manage our assets which provided cash: We lowered inventories by $353 million (at cost), and upgraded their quality. We lowered our operating expenses by over $200 million. We disposed of non-strategic businesses and properties which generated cash proceeds of $222 million. And, as we increased our cash flow, we also reduced our capital expenditures, focusing our spending on our most strategic opportunities.


As a result, we moved from consuming cash -- some $1.2 billion between 1992 and 1994 -- to generating a total of $667 million at the end of 1996. At year-end 1996, total debt is 31 percent of total capitalization (excluding operating leases), compared to 1994, when total debt was 47 percent of total capitalization.


Our strengthened financial position allowed us to recently reduce our revolving credit facility from $1 billion to $500 million. This will help in lowering borrowing costs in future years.

STRONG IMPROVEMENTS IN OPERATING EARNINGS

The Company's substantially increased earnings reflect operating improvements shown by all of our principal businesses. Our worldwide Athletic Group turned in an outstanding performance and our Northern Group of apparel stores in the United States and Canada also made a strong contribution. Improved results were shown by our general merchandise operations in the United States and Germany as they aggressively implemented strategic initiatives, which need to continue in 1997.


The outstanding performance of our Athletic Group will be enhanced by our early-1997 purchase of Eastbay, a leading catalogue retailer of athletic merchandise. Our strong financial position ensured that we were able to comfortably make this acquisition while still continuing to generate sufficient funds to continue our ongoing turnaround efforts.


Our results for 1996 demonstrate the progress that we have made as well as the challenges that we face in growing our Company as we move ahead and continue to implement our strategic plan. Our strong financial base is important to us; however, as a result of our progress over the past two years, we can now turn our primary efforts to building our businesses by pursuing strategies of growth and expansion.

OUR STRATEGIC PLAN,
OUR CORPORATE INITIATIVES, AND OUR VISION

In 1995, we began to implement our strategic plan and corporate-wide initiatives. Our long-term vision at the heart of that plan focuses on Woolworth Corporation as a global retailer, consistently achieving world-class results: a fully integrated business with a merchandising focus,


2. WOOLWORTH CORPORATION 1996 ANNUAL REPORT comprising high-return and high-growth operations sharing a state-of-the-art infrastructure, and managed from a global perspective. The culture of this rebuilt company will be one that is stimulated by change, driven by a quest for excellence, and characterized by intellectual curiosity and agility.


Corporate-wide initiatives help us to organize and focus specific strategies which will lead to fully realizing our long-term vision. They are a part of our strategic plan and address common issues faced by our operating businesses, and are tailored to differences among operations. Our corporate-wide initiatives require that we effectively manage our asset base, eliminating assets -- whether businesses or properties -- that are non-strategic or underperforming. We manage these initiatives at the corporate level and monitor them centrally. We are making progress against each of these initiatives in line with our strategic plan.

AGGRESSIVE INVENTORY MANAGEMENT

Over the past two years, we have substantially reduced our inventory levels -- by $353 million (at cost), or 22 percent. As a result, we have lowered our investment and have, at the same time, improved new-product flow to our stores. We have taken merchandise out of distribution centers and back rooms and put it on the selling floors of our retail stores. And, we have taken old and unwanted merchandise out of the system. As of the end of 1996, we have virtually eliminated all merchandise older than 12 months, and improved annual merchandise turnover from 2.1 times at the end of 1994 to 2.5 times at the end of 1996. Today we are operating with less inventory, and the quality of our inventory is much improved.


We have embraced the disciplines of merchandise planning and forecasting and made them a regular part of the way we operate our businesses. In addition, we have established standards for aging of inventory by operating business and by category within each business, so that we can continue to regularly flow exciting and fresh merchandise to our stores.

IMPROVED PRODUCTIVITY THROUGH EXPENSE MANAGEMENT

Over the past two years, vigorous efforts to improve productivity throughout the Company have enabled us to substantially reduce operating expenses both in absolute dollars and as a percentage of sales.


We have established Profit Improvement Committees in each of our businesses to identify ineffective processes. As a result, we have improved productivity in a variety of different areas. By continuing to reduce the cost of running our businesses and increase our productivity, we can be assured of becoming a much more nimble and effective competitor in today's challenging marketplace.

SIGNIFICANT REDUCTION OF UNPROFITABLE STORES AND NON-STRATEGIC BUSINESSES

Dispositions of unprofitable stores and non-strategic businesses allow the Company to reduce its investment and to reinvest in its most productive assets. They also enable the Company to focus its efforts on those businesses that are most meaningful. During 1996, we continued with our aggressive program of dispositions, eliminating the Rx Place Drug Mart and Accessory Lady chains in the United


                REDUCTION OF INVENTORY
                 ($ millions at cost)
               1994                1,622
               1995                1,364
               1996                1,269



WOOLWORTH CORPORATION 1996 ANNUAL REPORT                                      3.

               POSITIVE NET CASH FLOW FROM CONTINUING OPERATIONS
                                  ($ millions)

                 $1.2 B                               $667 M
             CASH CONSUMED                           GENERATED
  ------------------------------------         ---------------------
   1992           1993           1994           1995           1996
  ------        --------        ------         ------         ------
   (118)          (406)          (674)           333            334

States and the Silk & Satin lingerie chain in Canada. In Germany, we sold the Lady Plus apparel chain and the Rubin jewelry chain as well as our interest in the New Yorker Sud jeans business. In addition, we recently completed the disposition of the Gallery shoe store chain in Australia and the Moderna shoe store chain in Germany. We will continue our work on dispositions over the coming year.

Through a combination of store closings and operating improvement programs, we are making progress in reducing the number of unprofitable stores. Over the two-year period including 1995 and 1996, we have eliminated 1,443 non-productive stores.

REAL ESTATE STRATEGIES TO DRIVE GROWTH

We have made changes to our real estate group throughout 1996 and added considerably to our in-house expertise. These changes strengthened our organization and better positioned us to grow through opening new stores and renewing our existing store base through remodelings and relocations. We are also focusing on updating store designs to ensure that merchandise is showcased in an environment that is appealing to our customers.


During 1997 we will begin an aggressive program of new-store openings, remodelings, and relocations to help improve comparable-store growth. We plan to open about 400 new stores and we will be working on about 500 relocations and remodelings of existing stores, mostly in specialty concepts. The Athletic Group and Northern Group formats, our highest-return businesses, will see the heaviest concentration of these programs. In addition, we will continue our ongoing remodeling of the Kinney shoe store chain and begin work on a new, updated design for our After Thoughts jewelry store chain. We also plan to remodel additional Woolworth general merchandise stores in the United States along the lines of the prototype stores tested in Wilmington, Delaware in 1996.

MORE EFFICIENT LOGISTICS AND DISTRIBUTION PROCESSES

During 1996, we continued to make progress in redesigning the flow of merchandise to our stores. We completed the principal consolidation of space in our North American distribution network, which now consists of four major service centers -- reduced from 13 facilities at the end of 1994. We are currently installing a new, warehouse-management system in our Junction City, Kansas center, which utilizes state-of-the-art equipment and systems to better manage the distribution process so we can speed merchandise to our stores to drive our business. We plan to install this system throughout our North American distribution network over the next several years.


Improved distribution processes have helped us upgrade the level of service to our stores, while, at the same time, reducing the cost of delivering merchandise. We will continue to work with our vendors to rationalize the distribution process on a supply-chain basis, allowing us to leverage our scale and the synergies that exist



4. WOOLWORTH CORPORATION 1996 ANNUAL REPORT across divisions. Our logistics and distribution initiatives have also complemented our inventory management efforts and are helping us keep our inventories lean.

NEW GLOBAL INFORMATION SYSTEMS

During 1996, we completed an in-depth analysis of our information systems and established a plan to transform their architecture to more effectively support our integrated global retailing approach, including creating common merchandising systems as well as accounting and financial reporting systems. In rebuilding our information systems, we will use common business processes and standard measures of performance worldwide, and we will leverage knowledge and best practices across all operating divisions. Our goal is to have consistency in practices and quality of information throughout our Company.


We will use our new systems to help drive the growth of our businesses and to enable us to achieve increased sales and improved gross margin and inventory turnover levels. We expect that our enhanced systems -- like those we have begun to install as a part of our logistics initiative -- will help us achieve our expense-reduction targets. Improved systems will also help us develop a common information-driven culture and a standard management approach worldwide.

CHANGING THE CULTURE THROUGH HUMAN RESOURCES

We have made good progress in creating a performance-based culture through human resources processes. We've placed great emphasis on training, and have designed specific programs to close the gaps in our merchandising skills, which were not a focus in the past. Human resources is a significant part of our rebuilding effort and is integrated into how we manage our Company. Since 1995, we have added first-rate management with skills and experience that had been missing from the Company. We also de-layered our organization and better aligned compensation with performance.


During 1996, we made great strides towards completing our senior management team, and continued to implement our new standard for high-quality leadership. We also established a worldwide Human Resources Leadership Team, which meets regularly to develop programs to drive and manage change.


As part of our effort to become a world-class retailer, the Company -- management, associates and directors -- is committed to equal employment opportunity and having a diverse work force at all levels of our organization. This commitment is reflected in our Code of Business Conduct, active minority recruitment programs, and ongoing training programs designed to promote and help ensure work force diversity.

OUR GLOBAL POINT OF VIEW

We believe that managing Woolworth Corporation from a global perspective can add significant value to all our operating businesses. We expect that implementing new, more uniform standards and processes worldwide will lead to consistency in execution and overall higher performance.


                              CAPITAL EXPENDITURES
                                  ($ millions)
                          1995                     167

                          1996                     134

                          1997 EST                 285



WOOLWORTH CORPORATION 1996 ANNUAL REPORT                                      5.

We apply our global approach to our corporate-wide initiatives affecting operating divisions as well as corporate service functions. We also manage our businesses globally, and we have recently centralized the management of certain formats that are located in more than one country: Champs Sports, Kinney, and After Thoughts stores in Canada will each be managed from the United States. This approach -- which gives us a consistent point of view plus the flexibility to adapt to individual market conditions -- has proven successful with our global Foot Locker format, centrally managed from the United States, and our Northern Group chains, managed from Canada, which operate stores in the United States and Canada. Where appropriate, our sales support functions are managed globally as well.

OPERATING BUSINESSES


Our strategic plan sets out the principles by which we manage our operating businesses: We will accelerate growth in formats where we are strong, fix businesses with an upside potential, and divest ourselves of non-strategic businesses.

--------------------------------------------------------------------------------

FOR 1997, WE ARE PLANNING AGGRESSIVE GROWTH FOR OUR ATHLETIC GROUP WITH SUBSTANTIAL NEW-STORE OPENINGS, PLUS REMODELINGS AND RELOCATIONS COMBINED WITH STRONG MERCHANDISING INITIATIVES.

--------------------------------------------------------------------------------

POWERFUL GROWTH IN THE ATHLETIC GROUP

The Athletic Group, which includes about 3,400 stores worldwide, has compiled an outstanding record of increased sales and profits in 1996, a direct result of more effective merchandising programs as well as a substantially sharpened inventory position and dramatically reduced expense rates. The powerful performance of the Athletic Group in 1996 led us to plan a program of aggressive growth for 1997 both in the United States and internationally. This includes substantial new-store openings, plus remodelings and relocations combined with strong merchandising initiatives.


In 1997, we plan to open as many as 250 stores in Athletic Group formats. In the United States, we will increase our presence in malls with the expansion of the Lady Foot Locker, Kids Foot Locker, and Champs Sports formats. We are also opening exciting new-store combinations that link several related Foot Locker formats to give us a more effective mall presence. In addition, we are planning to increase Foot Locker's presence outside the malls in the United States.


We also plan to drive sales growth through new merchandise initiatives, expanding the distribution of key items and increasing our apparel business. Apparel will receive more emphasis throughout all of our athletic formats, especially in remodeled locations where we will recapture space no longer needed for stock-room purposes as a result of our slimmed-down inventory levels. We also plan to give increased attention to visual merchandising and will update our stores with fresh designs to best display our merchandise.


Internationally, we plan to grow Foot Locker in Western Europe, Canada, and Australia. We will also be launching Foot Locker's entry into Japan. This latter initiative will be led by a senior Foot Locker executive whose experience


6. WOOLWORTH CORPORATION 1996 ANNUAL REPORT and expertise will give us a strategic advantage in developing this market. Our approach to Japan is consistent with the success we have had over the past two years in positioning senior Athletic Group managers to head up key international operations.


Our recent acquisition of Eastbay will be another engine of growth for the Athletic Group. Eastbay will provide an additional channel of distribution -- direct marketing. We will be better able to serve our customers in existing formats by using catalogues to present broader and deeper merchandise assortments. Eastbay will benefit by having access to the strong vendor relationships and the merchandising and product development skills of the Athletic Group.

PROGRESS IN GERMANY

In 1996, we made progress in our general merchandise operations in Germany, but at a slower rate than we wanted. We will be better able to focus on these operations as a result of our dispositions of non-strategic specialty businesses in Germany. While we succeeded in substantially reducing expenses in the German general merchandise operations, the one-time cost of work force reduction programs -- which we expect to benefit these operations in future years -- was very expensive. We also made progress on our initiatives to reduce and manage inventory and to centralize purchasing processes. These efforts were complemented by work we did to realign logistics and distribution activities. In addition, we sold non-strategic real estate to reduce our investment. We accomplished all this despite the difficult economic environment in Germany, which continues to challenge our general merchandise stores.

--------------------------------------------------------------------------------

WE ARE MAKING PROGRESS IN OUR GENERAL MERCHANDISE OPERATIONS IN GERMANY AND THE UNITED STATES AS WE CONTINUE TO WORK ON OUR CORPORATE-WIDE INITIATIVES.

--------------------------------------------------------------------------------

In 1997, we will continue to work on these same initiatives, and in addition, will expand our focus to include the redefinition and refinement of our merchandising processes. We have examined and analyzed our merchandise assortments and will be concentrating on transforming what was originally a store-driven culture to one that is driven by merchandise.

IMPROVEMENTS IN U.S. WOOLWORTH

We worked on many issues in our U.S. Woolworth general merchandise operations during 1996. These stores began to benefit from point-of-sale equipment, installed just the year before, and as a result, were able to more effectively monitor and plan sales. Information generated by the point-of-sale equipment also helped facilitate the shift to a centralized buying structure with a substantially reduced number of suppliers. Pricing policies and promotional strategies were also centralized.


WOOLWORTH CORPORATION 1996 ANNUAL REPORT                                      7.

During 1996, we tested a new strategic approach to our general merchandise business in the United States by creating a three-store pilot program in Wilmington, Delaware. We were encouraged by the pilot stores' results. Our loyal customers, younger and more affluent than we originally believed, were delighted to find better merchandise in brighter, cleaner stores. We plan to expand our pilot-store test to an additional 13 stores in 1997.


We will intensify our efforts to better execute our strategy at store level throughout the U.S. Woolworth chain during 1997, and we will implement new programs to improve customer service, upgrade and monitor store upkeep, and better distribute and replenish merchandise.

--------------------------------------------------------------------------------

BASED ON THEIR CONTINUED SOLID PERFORMANCE, WE WILL AGGRESSIVELY GROW THE FORMATS IN THE NORTHERN GROUP IN 1997.

--------------------------------------------------------------------------------

STRONG PERFORMANCE IN THE NORTHERN GROUP

The Northern Group of apparel concepts posted solid increases in sales and profits for 1996. The four formats in this group target different members of the family: the Northern Reflections and Northern Traditions stores offer women's sportswear and career apparel, Northern Elements provides menswear, and Northern Getaway, childrenswear. The Northern Group formats offer proprietary merchandise that is recognized by customers as having high quality, good value, and distinctive product design in stores throughout the United States and Canada.


The continued strong performance of the Northern Group allows us to continue to aggressively expand these concepts in 1997, by adding 117 new or remodeled stores. We are also looking at maximizing productivity by remixing our real estate. Based on successful trials, we are putting Northern Group concepts together in certain mall locations. We developed a new format, "The Complete Northern Experience," combining a full range of the distinctive Northern merchandise for the entire family. These new, larger stores will feature a redesigned environment linking all the merchandise, and will have common stockrooms and shared cash registers for operating efficiencies. Synergies achieved by combining Northern Group formats in a single store allow us to be more productive while still maintaining our high sales per square foot. We are also revisiting the store design of individual Northern Group formats to ensure that they stay fresh and exciting.

SPECIALTY FOOTWEAR

The Kinney shoe store chain in the United States and Canada, the FootQuarters chain of off-price branded family shoe stores in the United States, and our specialty footwear operations in Australia are the principal businesses in the Specialty Footwear segment.



8.                                      WOOLWORTH CORPORATION 1996 ANNUAL REPORT

During 1996, we made progress in repositioning the Kinney chain. In 1997, we will continue to work on redefining merchandise assortments to better appeal to our target customer. We will also continue our program of remodeling Kinney stores in line with the new design we created. Over the past year, we have been encouraged by substantially improved results produced by both of these programs. In 1997, Kinney will no longer operate the shoe departments in the Wal-Mart Canada stores under the Company's agreement with Wal-Mart.


We made a number of important changes in our specialty footwear operations in Australia in 1996, including the implementation of merchandise planning and forecasting processes and organizational changes to refocus operations. We expect that these actions will help this business in 1997.

OTHER BUSINESSES

Other principal specialty businesses include the After Thoughts chain of costume jewelry stores and The San Francisco Music Box Company stores. Also included in this segment are the Weekend Edition women's apparel stores in Canada and the Randy River menswear stores in the United States and Canada. Other general merchandise businesses include The Bargain! Shop chain in Canada and the Woolworth Mexico general merchandise stores.

--------------------------------------------------------------------------------

WE HAVE MADE STRONG PROGRESS IN REBUILDING WOOLWORTH CORPORATION, AND HAVE CREATED A STRONG FINANCIAL PLATFORM FROM WHICH TO LAUNCH OUR PLANS FOR ACCELERATED GROWTH.

--------------------------------------------------------------------------------

Last year, we made significant improvements in our After Thoughts chain. Having cleared these stores of old merchandise that was not appealing to our young, trendy customers, we refocused merchandise assortments and developed exclusive product designed especially for these customers. This year, we are working on redesigning our stores to better showcase the new, more focused merchandise. We are also making progress in rebuilding The San Francisco Music Box Company chain. During 1996, this business made a significant improvement in its inventory investment and, as a result, is better positioned for 1997.


We continue to work on our corporate-wide initiatives in all of our other businesses to enable them to produce returns that meet our standards.



WOOLWORTH CORPORATION 1996 ANNUAL REPORT                                      9.

--------------------------------------------------------------------------------

OUR PLANS FOR AGGRESSIVE GROWTH ARE SUPPORTED BY 1997 CAPITAL EXPENDITURES AT MORE THAN DOUBLE THE PRIOR YEAR'S LEVEL.

--------------------------------------------------------------------------------

PLANS FOR AN EXCITING FUTURE


Over the past two years, we have made strong progress in rebuilding Woolworth Corporation, creating a sound financial platform from which to launch our plans for accelerated growth and expansion. These aggressive plans will be supported by capital expenditures of $285 million for 1997, more than double the amount spent the year before.


We plan to invest in our high-performance businesses, like the Athletic and Northern Groups. And we will open new stores, remodel and relocate existing stores, and develop focused merchandise programs. We will also seek strategic acquisitions to support and enhance our growth strategies.


We will continue to work on our general merchandise businesses in an effort to bring their returns to an acceptable level. The progress that we have made over the past two years confirms that we are working on the right issues, and we will focus our attention on executing our strategies.


Finally, we will continue to rebuild our infrastructure to benefit all operating businesses. We will move ahead on our logistics and distribution initiatives, we will continue to actively manage our real estate, both by increasing new stores and managing our existing base, and we will upgrade the quality of our information systems and human resource practices to enable us to function as a more integrated organization.


We are grateful for the many shareholders who have recognized our progress. We are also grateful to our Board of Directors, whose support has been enthusiastic and unwavering as we have moved ahead on our strategic initiatives. We extend particular thanks to Helen Galland, a director since 1984, who is retiring this year. Helen, an experienced merchant, has brought to the Company the benefit of her years of experience and her passion for the retail business. We greatly appreciate Helen's many contributions and will miss her wise counsel.


High praise and sincere thanks are also due to our associates around the world whose dedication and hard work have made our achievements possible. We are looking forward to working together to transform Woolworth Corporation into an organization that is, in all respects, truly world-class.



/s/ ROGER N. FARAH
------------------------------------
ROGER N. FARAH
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER



/s/ DALE W. HILPERT
-----------------------------------
DALE W. HILPERT
PRESIDENT AND CHIEF OPERATING OFFICER

APRIL 9, 1997


10.                                     WOOLWORTH CORPORATION 1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The Company operates in two retail business segments, Specialty and General Merchandise. The Specialty segment includes the Athletic Group, the Northern Group, Specialty Footwear and Other Specialty. The General Merchandise segment includes operations in Germany, the United States and other countries. A summary of sales by segment, after reclassification for disposed operations, is as follows:

(in millions)                  1996        1995       1994
----------------------------------------------------------
Specialty                    $5,159      $4,958     $4,757

General Merchandise           2,888       3,125      2,998

Disposed operations              45         141        483
----------------------------------------------------------
                             $8,092      $8,224     $8,238
==========================================================

A summary of operating results (excluding corporate expense, interest expense and income taxes) by segment is as follows:

(in millions)                                  1996          1995          1994
--------------------------------------------------------------------------------
SPECIALTY:

Operating results before
non-recurring items                           $ 489         $ 300         $ 272

Charge for adoption of
SFAS No. 121                                     --          (123)           --

Net gain on sales of real estate                  1            --            --

Disposed operations                             (43)          (43)          (32)
--------------------------------------------------------------------------------
Total operating results                       $ 447         $ 134         $ 240
================================================================================
GENERAL MERCHANDISE:

Operating results before
non-recurring items                           $ (68)        $ (91)        $  23

Charge for adoption of
SFAS No. 121                                     --          (118)           --

Net gain on sales of real estate                 34            34            41

Disposed operations                              (2)           --           (30)
--------------------------------------------------------------------------------
Total operating results                       $ (36)        $(175)        $  34
================================================================================
TOTAL COMPANY:

Operating results before
non-recurring items                           $ 421         $ 209         $ 295

Charge for adoption of
SFAS No. 121                                     --          (241)           --

Net gain on sales of real estate                 35            34            41

Disposed operations                             (45)          (43)          (62)
--------------------------------------------------------------------------------
Total operating results                       $ 411         $ (41)        $ 274
================================================================================

SALES

Total Company sales of $8.1 billion in 1996 decreased 1.6 percent from sales of $8.2 billion in 1995. Excluding disposed operations and the effect of foreign currency fluctuations, total Company sales increased 0.7 percent as compared with 1995. Comparable-store sales increased by 0.3 percent in 1996. The Specialty segment sales of $5.2 billion in 1996 were 4.0 percent higher as compared with 1995 while the General Merchandise segment sales fell to $2.9 billion in 1996 as compared with $3.1 billion in the prior year.

   Sales of $8.2 billion in 1995 were comparable with 1994. Excluding operations disposed in 1995 and the impact of foreign currency fluctuations, sales increased by 2.0 percent as compared with 1994. Comparable-store sales decreased by 0.4 percent in 1995.

OPERATING RESULTS

The Company reported an operating profit of $411 million in 1996 compared with an operating loss of $41 million in 1995. Operating profit before non-recurring items increased to $421 million in 1996 from $209 million in the prior year. Major contributing factors to this improvement were the positive sales performance by the Specialty segment, specifically in the Athletic Group, higher gross margins resulting from inventory improvement programs, and the continuing success of the Company's expense management initiatives. The 1996 ratio of selling, general, and administrative expenses to sales declined by 1.5 percentage points compared with 1995. The 1996 operating profit of $411 million includes a $33 million charge for severance and other costs incurred by the German general merchandise business to streamline its work force, which is expected to lower the future years' expense levels. Operating results for 1996 also include a total reduction of $32 million in the restructuring reserve established in 1991 and the repositioning reserve established in 1993. This adjustment was made to revise original estimates based on actual experience to date.

   The Company's operating loss for 1995 was $41 million which included a non-cash pre-tax charge of $241 million arising from the adoption of SFAS No. 121, net gains from sales of real estate of $34 million, and a $43 million charge for disposed operations. Operating results for 1995 were also negatively impacted by inventory improvement programs which necessitated markdowns 34.8 percent higher than 1994.

   The Company made significant progress in 1996 and 1995 toward its goal of reducing its under-performing stores and non-strategic properties. In 1996, the Company recognized gains on sales of non-strategic real estate of $35 million. The Company also sold or disposed of five businesses, the Accessory Lady and Rx Place Drug Mart chains in the United States, the Silk & Satin chain in Canada, the Lady Plus and Rubin chains in Germany, as well as its investment in the New Yorker Sued business. In addition, the Company recently completed the disposition of the Gallery chain in Australia and its Moderna chain in Germany. This completed the disposition of all German


WOOLWORTH CORPORATION 1996 ANNUAL REPORT                                     11.

specialty operations. During 1995, the Company sold or disposed of four businesses. The cost related to disposed operations was $45 million in 1996 and $43 million in 1995.

   For the two-year period including 1995 and 1996, the Company opened 560 stores and closed 1,443 stores, of which 806 were under-performing stores related to ongoing formats and 637 were from disposed operations.

SEGMENTS

The results by segment are as follows:

SPECIALTY SEGMENT

ATHLETIC GROUP

($ in millions)                             1996             1995            1994
---------------------------------------------------------------------------------
Sales                                    $ 3,615          $ 3,424          $3,212
=================================================================================
Operating profit before
non-recurring items                      $   462          $   305          $  211

Charge for adoption of
SFAS No. 121                                  --              (28)             --

Disposed operations                           (1)              --              --
---------------------------------------------------------------------------------
Operating profit                         $   461          $   277          $  211
=================================================================================


Sales as a percentage of
consolidated total                            45%              42%             39%

Number of stores at year end               3,394            3,367           3,389

Selling square footage (millions)           5.49             5.29            5.30
=================================================================================

The Athletic Group is the Company's largest and most profitable business, whose major formats include the Foot Locker businesses: Foot Locker, Lady Foot Locker, Kids Foot Locker, World Foot Locker, as well as Champs Sports and Going to the Game! These stores are in North America, Europe, Asia and Australia. As the largest retailer of branded athletic footwear and apparel in the United States, the Athletic Group had record worldwide sales of $3.6 billion in 1996, representing an increase of $191 million, or 5.6 percent, compared with 1995. Comparable-store sales growth was 5.0 percent in 1996. These higher sales, combined with higher gross margins, lower operating expenses and successful inventory management, generated an operating profit of $462 million as compared with an operating profit of $305 million in the prior year (before non-recurring items). The current year's results are reflective of the continuing three-year trend of record sales and operating profits.

   The Athletic Group is well-poised to continue this upward trend through innovative merchandising initiatives and aggressive expansion plans. In excess of $100 million has been allocated in 1997 for approximately 250 new store openings and 300 store remodelings and relocations in the Athletic Group. Storage space will be reallocated to retail space as part of the Company's remodeling effort. Domestically, the Athletic Group will be continuing its "Triplex" and "Combo" store concepts, which leverage the presence of different Foot Locker and Champs Sports stores in one location. The Company also intends to grow its apparel business through increased merchandise assortment and strengthening relationships with vendors. Internationally, the Athletic Group has aggressive expansion plans, particularly in Europe.

   In 1995, the Athletic Group reported sales of $3.4 billion, an increase of
6.6 percent compared with 1994. Comparable-store sales growth was 4.0 percent in 1995. Operating profit before non-recurring items in 1995 was $305 million, representing a 44.5 percent increase over the prior year. All formats showed performance improvement, particularly those in Europe.

NORTHERN GROUP

($ in millions)                                1996          1995          1994
-------------------------------------------------------------------------------
Sales                                          $426         $ 367          $320
-------------------------------------------------------------------------------
Operating profit before
non-recurring items                            $ 42         $  38          $ 38

Charge for adoption of
SFAS No. 121                                     --            (6)           --
-------------------------------------------------------------------------------
Operating profit                               $ 42         $  32          $ 38
===============================================================================


Sales as a percentage of
consolidated total                                5%            4%            4%

Number of stores at year end                    760           692           622

Selling square footage (millions)              1.27          1.19          1.04
===============================================================================

The Northern Group consists of four formats: Northern Reflections, Northern Traditions, Northern Getaway, and Northern Elements. These stores sell specialty apparel in Canada and the United States, specializing in a range of casual and career apparel for women, and casual apparel for men and children. Of the 760 Northern Group stores in operation at January 25, 1997, 398 stores are located in Canada and 362 stores are in the United States. The Northern Group is the Company's fastest growing business with sales of $426 million reported in 1996, an increase of 16.1 percent compared with the prior year. This increase was driven by 81 new store openings and comparable-store sales gains of 4.0 percent. Operating profit before non-recurring items in 1996 was $42 million as compared with $38 million in 1995. The Northern Group has developed "The Complete Northern Experience" concept which links each of the four store formats together in contiguous space in a mall, creating cross-shopping opportunities and operating efficiencies. With the planned rollout of this new concept, in conjunction with the introduction of new merchandise categories and planned new store openings, the Company expects the growth in sales and operating performance of the Northern Group to continue. To facilitate this expansion, the Company has increased this group's capital expenditure budget to accommodate approximately 75 planned new store openings, including The Complete Northern Experience concept.


12.                                     WOOLWORTH CORPORATION 1996 ANNUAL REPORT

   Sales for 1995 increased by 14.7 percent over 1994, as a result of the opening of 80 new stores together with a slight increase in comparable-store sales. Operating profit for the year, prior to the $6 million charge for the adoption of SFAS No. 121, reflected increased markdowns under inventory improvement programs.

SPECIALTY FOOTWEAR

($ in millions)                             1996             1995            1994
---------------------------------------------------------------------------------
Sales                                    $   721          $   729          $  763
=================================================================================
Operating profit (loss) before
non-recurring items                      $   (11)         $   (18)         $   33

Charge for adoption of
SFAS No. 121                                  --              (43)             --

Net gain on sales of real estate               1               --              --
---------------------------------------------------------------------------------
Operating profit (loss)                  $   (10)         $   (61)         $   33
=================================================================================


Sales as a percentage of
consolidated total                             9%               9%              9%

Number of stores at year end               1,199            1,382           1,440

Selling square footage (millions)           1.97             2.66            2.70
=================================================================================

Specialty Footwear consists of various footwear store formats in the United States, Canada, Germany and Australia, the largest of which is the Kinney shoe store chain operating in the United States and Canada. Sales of $721 million in 1996 represented a slight decline over the prior year's performance, mainly due to the closing of 85 under-performing stores and a 1.0 percent decline in comparable-store sales. The current year's operating loss improved by $7 million as compared with 1995 (before non-recurring items). The 1996 operating loss includes a positive adjustment of $11 million arising from a re-evaluation of the repositioning reserves originally established in 1993. The 1993 charge reflected the estimated cost to close under-performing specialty footwear stores in the United States or convert them to other formats. The 1996 adjustment was made for revisions to original estimates of operating expenses, severance and other personnel-related costs. The Company is developing new store designs and merchandise assortments to improve the results of this group and in 1997, the Company plans to remodel or relocate approximately 50 specialty footwear stores.

   The Specialty Footwear group's 1995 sales decreased by 4.5 percent as compared to 1994. This sales decline was due to the closing of 35 Kinney stores, partially offset by increased sales in the leased shoe departments in Canadian Wal-Mart stores. Under the terms of an agreement with Wal-Mart, effective at the close of business on January 25, 1997, the Company will no longer operate these departments. These businesses generated sales and operating profit in 1996 of $103 million and $8 million, respectively.

   Results of operations in 1995 reflected higher markdowns as compared to 1994 as a result of inventory reduction programs to clear aged merchandise. Operating results for 1995 were also negatively impacted by a $43 million charge for the adoption of SFAS No. 121.

OTHER SPECIALTY

($ in millions)                             1996             1995             1994
----------------------------------------------------------------------------------
Sales                                    $   397          $   438          $   462

Disposed operations                           45              141              483
----------------------------------------------------------------------------------
Total sales                              $   442          $   579          $   945
==================================================================================
Operating loss before
non-recurring items                      $    (4)         $   (25)         $   (10)

Charge for adoption of
SFAS No. 121                                  --              (46)              --

Disposed operations                          (42)             (43)             (32)
----------------------------------------------------------------------------------
Operating loss                           $   (46)         $  (114)         $   (42)
==================================================================================


Sales as a percentage of
consolidated total                             5%               7%              12%

Number of stores at year end               1,379            1,715            2,151

Selling square footage (millions)           1.24             1.74             3.15
==================================================================================

Other Specialty consists of non-footwear specialty chains including After Thoughts, The San Francisco Music Box Company and The Best of Times. After Thoughts offers moderately priced costume jewelry and accessories. The San Francisco Music Box Company features music boxes and gifts. The Best of Times stores carry a large assortment of watches and clocks.

   Sales declined by $137 million in 1996 as compared with 1995. This decline in sales was mainly attributable to the closing of 352 stores, of which 271 stores primarily related to disposed businesses and 81 were under-performing stores from ongoing businesses. In the United States, the Accessory Lady and Rx Place Drug Mart businesses were discontinued and the Company sold its Silk & Satin chain in Canada and its Rubin and Lady Plus chains in Germany. Operating results improved in 1996 due to the closure of under-performing stores, higher margins related to a better mix of current merchandise, and lower expense levels as a result of expense management programs. The Company plans to further improve operating results of the remaining businesses by improving merchandise assortments and in-store visual presentation and by continuing with its successful expense management programs. There will also be a focus on ongoing store remodeling and relocation.

   Sales declined by $366 million in 1995 as compared with 1994. This was mainly attributable to the closing of 493 stores, of which 357 stores related to disposed businesses and 136 were under-performing stores from ongoing businesses. In Canada, the Karuba business and the Canary Island businesses were discontinued. The majority of the Canary Island stores were converted to Northern Elements stores. The 1995 operating loss



WOOLWORTH CORPORATION 1996 ANNUAL REPORT                                     13.

increased due to lower comparable-store sales, declines in gross margins due to heightened promotional activity in the Company's costume jewelry businesses and costs associated with store closures. Operating results for 1995 included a charge of $46 million for the adoption of SFAS No. 121.

GENERAL MERCHANDISE SEGMENT

Woolworth is the Company's principal general merchandise format in Germany, the United States and Mexico. The Bargain! Shop chain is the Canadian general merchandise format.

GERMANY

($ in millions)                             1996             1995             1994
----------------------------------------------------------------------------------
Sales                                    $ 1,624          $ 1,733          $ 1,476
==================================================================================
Operating loss before
non-recurring items                      $   (30)         $   (30)         $   (16)

Charge for adoption of
SFAS No. 121                                  --              (57)              --

Net gain on sales of real estate              27                6               37

Disposed operations                            1               --               --
----------------------------------------------------------------------------------
Operating profit (loss)                  $    (2)         $   (81)         $    21
==================================================================================


Sales as a percentage of
consolidated total                            20%              21%              18%

Number of stores at year end                 374              368              353

Selling square footage (millions)           4.72             4.71             4.43
==================================================================================

Woolworth Germany's sales of $1.6 billion in 1996, were 6.3 percent less than last year. Excluding the impact of foreign exchange fluctuations, sales decreased 1.2 percent, while comparable-store sales declined by 3.1 percent. This business operates within a difficult retail environment, mainly due to the economic recession since reunification. The high unemployment levels and record low levels of consumer spending are reflected in this year's performance. Operating results, however, have improved since 1995. The Company's current year focus on expense management was very successful. The German investment base was also reduced through sales of non-strategic real estate resulting in net gains of $27 million. With the introduction of new senior management at Woolworth Germany, redefinition of merchandise assortment, centralization of purchasing and continued focus on expense management, the Company is expecting future improvement in results. As part of a Woolworth Germany initiative to operate with a more flexible, smaller work force, the Company incurred a charge of $33 million for severance and other costs associated with transferring associates from full-time to part-time employment. Before these costs, the 1996 operating profit was $3 million.

   In 1995, sales increased 17.4 percent from 1994 levels, reflecting a stronger German mark at that time. Excluding the impact of foreign currency fluctuations, those sales increased 4.3 percent primarily as a result of opening new stores. The operating loss in 1995 was $81 million (including the $57 million charge for the adoption of SFAS No. 121) as compared with an operating profit of $21 million in 1994. The 1995 and 1994 operating results included $6 million and $37 million, respectively, of net gains from the sales of real estate.

UNITED STATES

($ in millions)                             1996             1995            1994
---------------------------------------------------------------------------------
Sales                                    $ 1,044          $ 1,150          $1,240
=================================================================================
Operating profit (loss) before
non-recurring items                      $   (37)         $   (58)         $   33

Charge for adoption of
SFAS No. 121                                  --              (25)             --

Net gain on sales of real estate               7               28               4
---------------------------------------------------------------------------------
Operating profit (loss)                  $   (30)         $   (55)         $   37
=================================================================================


Sales as a percentage of
consolidated total                            13%              14%             15%

Number of stores at year end                 439              437             448

Selling square footage (millions)           7.43             7.41            7.62
=================================================================================

Sales for the U.S. general merchandise group in 1996 decreased 9.2 percent as compared to 1995 coupled with a comparable-store sales decline of 7.0 percent. The overall sales decline resulted from both a difficult retail environment and a comparable-store sales decline impacted by the discontinuance of certain unprofitable merchandise categories.

   The operating loss in 1996, before non-recurring items, was $37 million. Although an improvement as compared to the prior year, the loss resulted from a combination of lower-than-expected sales, a decline in gross margins and slower-than-anticipated results from merchandising initiatives. This includes a positive adjustment of $21 million to the restructuring and repositioning reserves established in 1991 and 1993 for the U.S. general merchandise operations. The adjustment was made for revisions to original estimates based on actual experience relating to lease costs, operating expenses, severance and other personnel-related costs. Prior to this adjustment, operating results for 1996 were comparable with 1995. To improve the Company's competitive position, the 1997 plan includes the roll out of the recently tested prototype format, which has generated encouraging results to date.

   Sales for 1995 decreased 7.3 percent as compared with 1994 and comparable-store sales declined 5.2 percent. Operating results in 1995 compared unfavorably with 1994, mainly due to the inventory reduction programs undertaken to clear aged inventories.

   Operating results included a LIFO credit of $4 million in 1996, a LIFO charge of $5 million in 1995, and a LIFO credit of $8 million in 1994.


14.                                     WOOLWORTH CORPORATION 1996 ANNUAL REPORT

OTHER

($ in millions)                              1996           1995           1994
-------------------------------------------------------------------------------
Sales                                       $ 220          $ 242          $ 282
===============================================================================
Operating profit (loss) before
non-recurring items                         $  (1)         $  (3)         $   6

Charge for adoption of
SFAS No. 121                                   --            (36)            --

Disposed operations                            (3)            --            (30)
-------------------------------------------------------------------------------
Operating loss                              $  (4)         $ (39)         $ (24)
===============================================================================


Sales as a percentage of
consolidated total                              3%             3%             3%

Number of stores at year end                  201            217            226

Selling square footage (millions)            3.52           3.39           3.50
===============================================================================

Other general merchandise includes The Bargain! Shop stores in Canada and the Woolworth general merchandise stores in Mexico. Sales in 1996 decreased by 9.1 percent as compared with 1995 and by 6.2 percent, excluding the impact of foreign exchange fluctuations. Sales in Canada declined primarily as a result of closing 16 stores, while the impact of exchange rate fluctuations accounted for most of the sales decline in Mexico. Operating results for 1996 are comparable with 1995 before non-recurring items. Despite declines in sales, the operating loss was held to comparable levels as a result of expense management in both Canada and Mexico.

   Sales decreased by 14.2 percent in 1995 as compared to 1994. The 1995 increase in Canadian general merchandise sales was more than offset by a reduction in Mexican sales arising from lower exchange rates following the peso devaluation. Additionally, 1995 operating results were negatively impacted by higher promotional markdowns in both operations.

COSTS AND EXPENSES

CORPORATE EXPENSE

Corporate expense totaled $58 million, $73 million and $71 million in 1996, 1995 and 1994, respectively. The reduction in the 1996 expense reflects lower severance and other payroll costs and distribution center consolidation savings as well as reduced legal and other professional fees. The 1995 expense included severance and related costs arising from the consolidation of accounting centers, the closing of three distribution centers, and other corporate reorganization costs. The 1994 expense included severance costs, Special Committee of the Board of Directors investigation fees, and costs to consolidate accounting centers.

INTEREST EXPENSE

($ in millions)                           1996            1995             1994
-------------------------------------------------------------------------------
Interest expense                      $     73        $    119         $    107
===============================================================================
Weighted-average interest rate
  during the year:

  Short-term debt:
    Without facility fees                  6.0%            6.8%             5.4%

    With facility fees                    16.7%            9.2%             6.1%

  Long-term debt                           7.7%            8.1%             7.3%

  Total debt                               7.4%            8.8%             6.3%
===============================================================================
Short-term debt outstanding
  during the year:

  High                                $    302        $  1,043         $  1,478

  Weighted-average                    $    111        $    804         $  1,081
===============================================================================

In 1996, interest expense was reduced by 39 percent primarily as a result of significantly lower borrowing levels. In 1996, the Company successfully reduced total outstanding debt levels by $116 million. Weighted-average short-term debt fell by $693 million, or 86.2 percent, as compared with 1995. The difference between the short-term weighted-average rate excluding facility fees and including facility fees was due to lower average borrowing levels during the course of the year. In early 1997, the Company reduced its revolving credit facility from $1 billion to $500 million. This will result in lower borrowing costs in future years.

   In 1995, the Company reduced total debt outstanding by $475 million, with the short-term debt component decreasing by $784 million as compared with 1994 levels. Net interest expense increased to $119 million, however, due to higher weighted-average borrowing costs including the cost of debt refinanced, offset partially by the impact of lower borrowing levels.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

Cash flow from operations of $468 million in 1996 decreased from $520 million in 1995, resulting primarily from the more significant decline in merchandise inventories in 1995. The Company's lower cost structure and improved earnings contributed to positive cash flow from operations. Other significant sources and uses of cash included proceeds from sales of real estate and dispositions of specialty businesses, predominantly in Germany.

   The most significant use of cash in 1996 was for the Company's capital expenditures program which concentrated on new store openings and remodeling of existing facilities, particularly in the Athletic and Northern Groups which opened in excess of 200 stores. Cash used in financing activities reflects payments of short and long-term debt obligations.


WOOLWORTH CORPORATION 1996 ANNUAL REPORT                                     15.

   The Company's strong cash position as of January 25, 1997 supported the January 30, 1997 acquisition of Eastbay, Inc., ("Eastbay"), a leading U.S. catalogue company specializing in the direct marketing of athletic goods, for a purchase price of approximately $140 million.

   In 1995 and 1994, cash provided by or used in operating activities together with available revolving credit facilities and other long-term financing provided the needed resources to support seasonal working capital requirements, store openings and other capital expenditures.

   Net cash provided by operations in 1995 reflected the positive impact of inventory and cost reduction programs. Net cash used in investing activities reflected capital expenditures and European investments, partially offset by cash proceeds from the sale of assets. Net cash used in financing activities reflected debt principal repayment and the payment of the common stock dividend.

   Cash provided by operating activities in 1996 and 1995 was adequate to fund substantially all investing and financing activities. In the two-year period, the Company was able to generate $988 million from operating activities which was more than $250 million in excess of funding requirements for its investing and financing activities over the period. This cash flow from operations, along with anticipated cash flow from future operations, will support the Company's strategic initiatives to grow its businesses through reinvestment.

   In 1994, operating activities, capital expenditures and dividend payments were funded by sales of assets and borrowings.

   Future cash flows from operating activities are expected to be sufficient to cover any short-term and long-term debt and capital lease repayment obligations as well as the planned increase in capital expenditures. Planned capital expenditures for 1997 are approximately $285 million, of which $138 million relates to new store openings and modernization of existing stores, $67 million relates to the development of management information systems and $80 million relates to distribution centers and other support facilities.

CAPITAL STRUCTURE

The Company's improved financial condition is expected to provide a solid base for growth opportunities and enhanced financial flexibility. During 1996, the Company was again able to reduce overall borrowings. Short-term debt was eliminated and approximately $26 million of long-term debt was repaid before year end.

   In early 1997, the Company and its bankers finalized modifications to its domestic revolving credit agreement. At the Company's election, the previous $1 billion facility was reduced to a $500 million facility available through 2002. Management believes current domestic and international credit facilities and cash provided by operations will be adequate to finance its working capital requirements and support the development of the Company's short and long-term strategies. At year end, the entire amount of the credit facility was unused.

   The Company has a registration statement filed with the Securities and Exchange Commission which allows for the additional issuance of up to $360 million of debt securities and warrants to purchase debt securities. Depending on market conditions and capital needs, additional long-term financing may be utilized.

   For purposes of calculating debt to total capitalization, the Company includes the present value of operating lease commitments. These commitments are the primary financing vehicle used to fund store expansion. The following table sets forth the components of the Company's capitalization, both with and without the present value of operating leases:

($ in millions)                                            1996            1995
-------------------------------------------------------------------------------
Short-term debt                                          $   --          $   69

Long-term debt and capital lease obligations                597             644

Present value of operating leases                         2,036           2,136
-------------------------------------------------------------------------------
     Total debt                                           2,633           2,849

Shareholders' equity                                      1,334           1,229
===============================================================================
Total capitalization                                     $3,967          $4,078
===============================================================================
Debt capitalization percent                                  66%             70%

Debt capitalization percent without
     operating leases                                        31%             37%
===============================================================================

As a result of the Company's earnings, positive cash flow trend and store dispositions, the debt to capital ratio improved to 66 percent from 70 percent in 1995. Total debt (including the present value of operating leases) decreased by $216 million in 1996 and shareholders' equity increased due to the current year net income of $169 million offset by a foreign currency translation adjustment of $61 million. Management's objective is to further reduce its ratio of debt to capitalization.

CREDIT RATINGS

The Company's debt credit ratings are as follows:

                                           1996           1995
==============================================================
COMMERCIAL PAPER:

Standards & Poor's                          A-3            A-3

Moody's Investors Service                    P3             P3

LONG-TERM DEBT:

Standards & Poor's                         BBB-           BBB-

Moody's Investors Service                  Baa3           Baa2
==============================================================


16.                                     WOOLWORTH CORPORATION 1996 ANNUAL REPORT

STRATEGIC PLAN

The financial structure of the Company has strengthened over the past two years and is expected to provide the platform from which to execute its strategies for future growth, including new store openings, remodeling of existing facilities, strategic acquisitions and infrastructure investments to benefit all businesses. Its return on investment has increased to 6.9 percent from 3.6 percent in 1994.

   The Company's progress in implementing its strategic plan initiatives and improving its financial and operational health is evidenced by the current year's performance and resultant improved financial condition. During the year, the Company significantly reduced operating costs, lowered its working capital needs through enhanced inventory management and distribution, reduced outstanding debt levels, and disposed of non-strategic investments. Also, operating expense reductions are ahead of the Company's four-year goal, inventory levels are down and aged inventory has been dramatically reduced.

   Strategic initiatives like the acquisition of Eastbay will provide the Company with the opportunity to more effectively service many of its customers through direct marketing and will enable it to capitalize upon the existing vendor relationships and product development capabilities of the Athletic Group.

   In 1997 and beyond, the Company expects to further its long term objectives by continuing to dispose of non-strategic businesses and real estate, and focus on opportunities with the highest potential returns, optimizing the use of Company-wide resources.

SEASONALITY

The Company's retail businesses are highly seasonal in nature. Historically, the greatest proportion of sales and net income is generated in the fourth quarter and the lowest proportion of sales and net income is generated in the first quarter, reflecting seasonal buying patterns.




WOOLWORTH CORPORATION 1996 ANNUAL REPORT                                     17.

CONSOLIDATED STATEMENTS OF OPERATIONS


(in millions, except per share amounts)                                   1996        1995        1994
------------------------------------------------------------------------------------------------------
SALES                                                                  $ 8,092     $ 8,224     $ 8,238
------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales                                                            5,581       5,735       5,626
Selling, general and administrative expenses                             2,006       2,166       2,231
Depreciation and amortization                                              187         239         233
Interest expense                                                            73         119         107
Other income                                                               (35)        (43)        (55)
Adoption of accounting standard for impairment of long-lived assets         --         241          --
------------------------------------------------------------------------------------------------------
                                                                         7,812       8,457       8,142
------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                          280        (233)         96
Income tax expense (benefit)                                               111         (69)         49
------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                      $   169     $  (164)    $    47
------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) PER COMMON SHARE                                     $  1.26     $ (1.23)    $   .36
------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements on pages 23 to 34.


18.                                     WOOLWORTH CORPORATION 1996 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

(in millions)                                                               1996      1995
------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                 $  321    $   13
Merchandise inventories                                                    1,269     1,364
Other current assets                                                         233       241
------------------------------------------------------------------------------------------
                                                                           1,823     1,618
PROPERTY AND EQUIPMENT, NET                                                1,058     1,225
DEFERRED CHARGES AND OTHER ASSETS                                            595       663
------------------------------------------------------------------------------------------
                                                                          $3,476    $3,506
------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term debt                                                           $   --    $   69
Accounts payable                                                             334       321
Accrued liabilities                                                          505       426
Current portion of long-term debt and obligations under capital leases        17        25
------------------------------------------------------------------------------------------
                                                                             856       841
LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES                          580       619
DEFERRED TAXES                                                                58        88
OTHER LIABILITIES                                                            648       729
SHAREHOLDERS' EQUITY                                                       1,334     1,229
COMMITMENTS
------------------------------------------------------------------------------------------
                                                                          $3,476    $3,506
------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements on pages 23 to 34.


WOOLWORTH CORPORATION 1996 ANNUAL REPORT                                     19.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                            1996                       1995                 1994
                                                     -------------------       ------------------   ------------------
(shares in thousands, amounts in millions)            SHARES      AMOUNT        SHARES     AMOUNT    SHARES     AMOUNT
----------------------------------------------------------------------------------------------------------------------
PREFERRED STOCK
$2.20 Series A Convertible Preferred, par value
  $1 per share, 7 million shares authorized
Outstanding at beginning of year                          97     $    --           101     $ --         109     $   1
Converted during year                                    (97)         --            (4)      --          (8)       (1)
----------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                --          --            97       --         101        --
----------------------------------------------------------------------------------------------------------------------
COMMON STOCK AND PAID-IN CAPITAL
Par value $.01 per share,
  500 million shares authorized
Issued at beginning of year                          133,051         290       132,505      282     131,926       277
Issued upon conversion of preferred shares               461          --            21       --          47         1
Issued under employee stock plans                        535           9           525        7         532         4
----------------------------------------------------------------------------------------------------------------------
Issued at end of year                                134,047         299       133,051      289     132,505       282
----------------------------------------------------------------------------------------------------------------------
Common stock in treasury at beginning of year             --          --            --       --          (3)       --
Acquired at cost                                          --          --            --       --        (200)       (3)
Reissued under employee stock plans/agreements            --          --            --       --           3        --
Restricted stock                                          --          --            --       --         200         3
Common stock in treasury at end of year                   --          --            --       --          --        --
----------------------------------------------------------------------------------------------------------------------
Amortization of stock issued under restricted
  stock option plan                                       --           1            --        1          --        --
Redemption of preferred stock                             --          (1)           --       --          --        --
----------------------------------------------------------------------------------------------------------------------
Common stock outstanding and paid-in capital
  at end of year                                     134,047         299       133,051      290     132,505       282
----------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance at beginning of year                                         891                  1,055                 1,106
Net income (loss)                                                    169                   (164)                   47
Change in subsidiaries' year end                                     (10)                    --                    --
Cash dividends declared:
    Common stock                                                      --                     --                   (98)
    Preferred stock                                                   --                     --                    --
----------------------------------------------------------------------------------------------------------------------
Balance at end of year                                             1,050                    891                 1,055
----------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY BEFORE ADJUSTMENTS                            1,349                  1,181                 1,337
----------------------------------------------------------------------------------------------------------------------
FOREIGN CURRENCY TRANSLATION ADJUSTMENT
Balance at beginning of year                                          83                     31                    (4)
Aggregate translation adjustment, net of
  deferred tax benefit                                               (61)                    52                    35
----------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                22                     83                    31
----------------------------------------------------------------------------------------------------------------------
MINIMUM PENSION LIABILITY ADJUSTMENT
Balance at beginning of year                                         (35)                   (10)                  (31)
Change during year, net of deferred tax benefit                       (2)                   (25)                   21
----------------------------------------------------------------------------------------------------------------------
Balance at end of year                                               (37)                   (35)                  (10)
----------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                     $   1,334                $ 1,229             $   1,358
----------------------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements on pages 23 to 34.


20.                                     WOOLWORTH CORPORATION 1996 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)                                                                    1996      1995      1994
---------------------------------------------------------------------------------------------------------
FROM OPERATING ACTIVITIES
Net income (loss)                                                               $ 169     $(164)    $  47
Adjustments to reconcile net income (loss) to net cash provided by (used in)
  operating activities:
  Depreciation and amortization                                                   187       239       233
  Adoption of accounting standard for impairment of long-lived assets              --       241        --
  Change in deferred taxes                                                         18      (100)       66
  Gain on sales of real estate                                                    (35)      (34)      (41)
  Change in assets and liabilities, net of acquisitions:
    Merchandise inventories                                                        63       287       (24)
    Accounts payable                                                               22       (45)     (506)
    Repositioning and restructuring reserves                                      (63)      (63)     (185)
    Other, net                                                                    107       159        70
---------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                               468       520      (340)
---------------------------------------------------------------------------------------------------------
FROM INVESTING ACTIVITIES
Proceeds from sales of real estate                                                 53       110         5
Capital expenditures                                                             (134)     (167)     (218)
Cost of acquisitions, net of cash acquired                                         --       (10)       --
Purchase of investments                                                            --       (64)       --
Proceeds from sales of assets and investments                                      26        33       376
---------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                               (55)      (98)      163
---------------------------------------------------------------------------------------------------------
FROM FINANCING ACTIVITIES
(Decrease) increase in short-term debt                                            (69)     (784)      321
Proceeds from issuance of long-term debt                                           --       332        --
Principal payments of long-term debt                                              (19)      (21)      (33)
Reduction in capital lease obligations                                             (6)       (6)       (5)
Issuance of common stock                                                            7         7         7
Purchase of treasury stock                                                         --        --        (3)
Dividends paid                                                                     --       (20)     (116)
---------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                               (87)     (492)      171
---------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS                 (18)       11        21
---------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                           308       (59)       15
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     13        72        57
---------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        $ 321     $  13     $  72
---------------------------------------------------------------------------------------------------------
CASH PAID DURING THE YEAR:
Interest                                                                        $  59     $ 108     $  98
Income taxes                                                                    $  55     $  23     $  26
---------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements on pages 23 to 34.


WOOLWORTH CORPORATION 1996 ANNUAL REPORT                                     21.

MANAGEMENT'S REPORT

The integrity and objectivity of the financial statements and other financial information presented in this annual report are the responsibility of management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and necessarily include amounts based on the best estimates and judgment of management.

   The Company maintains accounting systems and related internal policies and procedures designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and are properly recorded, and accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control procedures involve, among other things, management's judgment with respect to the relative costs and expected benefits related to specific control measures. The Company also maintains an internal audit group which evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

   The Company's financial statements have been audited by KPMG Peat Marwick LLP, the Company's independent auditors, whose report expresses their opinion with respect to the fairness of the presentation of the statements.

   The Audit Committee of the Board of Directors, which is comprised solely of directors who are not officers or employees of the Company, meet regularly with the Company's management, internal auditors and legal counsel, and KPMG Peat Marwick LLP to review the activities of each group and to satisfy itself that each is properly discharging its responsibility. In addition, the Audit Committee meets on a periodic basis with KPMG Peat Marwick LLP, without management's presence, to discuss the audit of the financial statements as well as other auditing and financial reporting matters. The Company's internal auditors and independent auditors have direct access to the Audit Committee.

/s/ ROGER N. FARAH

ROGER N. FARAH, Chairman of the Board and Chief Executive Officer

/s/ DALE W. HILPERT

DALE W. HILPERT, President and Chief Operating Officer

/s/ ANDREW P. HINES

ANDREW P. HINES, Senior Vice President and Chief Financial Officer
April 9, 1997

INDEPENDENT AUDITORS' REPORT

[KPMG PEAT MARWICK LLP LOGO]

To the Board of Directors
and Shareholders of
Woolworth Corporation

We have audited the accompanying consolidated balance sheets of Woolworth Corporation and subsidiaries as of January 25, 1997 and January 27, 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended, appearing on pages 18 through 34. These consolidated financial statements are the responsibility of Woolworth Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of Woolworth Corporation and subsidiaries as of and for the year ended January 28, 1995 were audited by other auditors whose report thereon dated March 8, 1995, expressed an unqualified opinion on those statements.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the January 25, 1997 and January 27, 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Woolworth Corporation and subsidiaries as of January 25, 1997 and January 27, 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

   As discussed in note 3 to the consolidated financial statements, in 1995 Woolworth Corporation adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

/s/ KPMG PEAT MARWICK LLP

New York, NY
March 11, 1997


22.                                     WOOLWORTH CORPORATION 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Woolworth Corporation and its domestic and international subsidiaries, all of which are wholly owned. All significant intercompany amounts have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results are not expected to differ significantly from those estimates.

REPORTING YEAR
The reporting period for the Company and its subsidiaries is the 52 or 53 week period ending on the last Saturday in January, with the exception of the Mexican and certain European operations, which have a reporting year ending on December
31. The 1996, 1995, and 1994 reporting years represent the 52 weeks ended January 25, 1997, January 27, 1996, and January 28, 1995, respectively.

 In 1996, the Company changed the reporting period for its German operations from a calendar year ending December 31 to the 52 week period ending on the last Saturday in January. The results of operations for the period from January 1 through January 25, 1997 amounted to a loss of approximately $10 million. This loss was charged to retained earnings during the year in order to report only 12 months' operating results.

CASH AND CASH EQUIVALENTS
The Company considers all highly liquid investments with remaining maturities of three months or less when purchased to be cash equivalents.

MERCHANDISE INVENTORIES
Merchandise inventories are valued at the lower of cost or market using the retail method. Cost is determined on the last-in, first-out (LIFO) basis for most domestic inventories, and the first-in, first-out (FIFO) basis for international inventories.

PROPERTY AND EQUIPMENT
Significant additions and improvements to property and equipment are capitalized. Maintenance and repairs are charged to current operations as incurred.

DEPRECIATION AND AMORTIZATION
Owned property and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets: 25 to 45 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Leased property and equipment under capital leases and improvements to leased premises are amortized on a straight-line basis over the lesser of the life of the asset or the remaining term of the lease.

GOODWILL
Excess purchase price over the fair value of assets acquired is amortized on a straight-line basis over periods not exceeding 40 years. Recoverability of goodwill is evaluated based upon estimated future profitability and cash flows.

DERIVATIVE FINANCIAL INSTRUMENTS
Derivative financial instruments are used by the Company to manage its interest rate and international currency exposures. The Company does not hold derivative financial instruments for trading or speculative purposes. For interest rate swap agreements, the interest rate differential to be paid or received under the agreement is recognized over the life of the swap agreement and is included as an adjustment to interest expense. The carrying amount of each interest rate swap is reflected in the Consolidated Balance Sheets as a current receivable or payable as appropriate. For forward foreign exchange contracts, gains and losses designated as hedges of inventory purchases are deferred and included in the cost of inventory. Gains and losses that result from hedges of net investments in international subsidiaries are recognized as part of the foreign currency translation adjustment included in shareholders' equity until such time as the investment is liquidated.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The carrying value of cash and cash equivalents, other current receivables, and short-term debt approximate fair value. Quoted market prices of the same or similar instruments are used to determine fair value of long-term investments, long-term debt, interest rate swaps, and forward foreign exchange contracts. Discounted cash flows are used to determine the fair value of long-term receivables and mortgages if quoted market prices on these instruments are unavailable.

RECOVERABILITY OF LONG-LIVED ASSETS
An impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

 Beginning in 1995, with the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company has identified this lowest level to be principally individual stores. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The

                                                                             23.

WOOLWORTH CORPORATION 1996 ANNUAL REPORT estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the best information available making whatever estimates, judgments and projections are considered necessary.

STOCK-BASED COMPENSATION
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") encourages, but does not require, companies to record compensation cost for stock-based employee compensation at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25.") In accordance with APB No. 25, compensation expense is not recorded for options granted if the option price is equal to the quoted market price at the date of grant. Compensation expense is also not recorded for employee purchases of stock under the 1994 Stock Purchase Plan since the plan is non-compensatory as defined in APB No. 25.

INCOME TAXES
The Company determines its deferred tax provision under the liability method, whereby deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using presently enacted tax rates. Deferred tax assets are recognized for tax credit and net operating loss carryforwards, reduced by a valuation allowance which is established when "it is more likely than not" that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Provision for U.S. income taxes on undistributed earnings of foreign subsidiaries is made only on those amounts in excess of the funds considered to be permanently reinvested.

STORE PRE-OPENING AND CLOSING COSTS
Store pre-opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the estimated lease obligation, less sublease rental income, is provided for when a decision to close the store is made.

FOREIGN CURRENCY TRANSLATION
The functional currency of the Company's international operations is the applicable local currency. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date, and for revenue and expense accounts using the weighted-average rates of exchange prevailing during the year. The unearned gains and losses resulting from such translation are included as a separate component of shareholders' equity.

EARNINGS PER SHARE
Net income (loss) per share is computed by dividing net income (loss), after deducting preferred dividends on convertible preferred stock, by the weighted-average number of shares of common stock outstanding during the year.

RECLASSIFICATIONS
Certain balances in prior fiscal years have been reclassified to conform with the presentation adopted in the current fiscal year.

2  ACQUISITION

On January 30, 1997, the Company acquired Eastbay, Inc. ("Eastbay") in a transaction accounted for as a purchase. Under the purchase agreement, stockholders of Eastbay received cash in amounts between $22 and $24 for each of their shares. The cash acquisition cost was $140 million with an additional $6 million contingently payable for attaining certain performance goals. The Company's consolidated results of operations will include those of Eastbay beginning with the date the acquisition was consummated. The excess of cost over net assets acquired of approximately $107 million will be amortized using the straight-line method over twenty years.

3  IMPAIRMENT OF LONG-LIVED ASSETS

In 1995, the Company adopted SFAS No. 121 and recorded a non-cash pre-tax charge of $241 million ($165 million after-tax). Of the total impairment loss recognized upon adoption, $209 million represented impairment of long-lived assets such as properties, store fixtures and leasehold improvements, $24 million related to goodwill and $8 million pertained to other intangibles. The current year pre-tax impairment of $8 million is included in selling, general and administrative expenses.

24.
                                        WOOLWORTH CORPORATION 1996 ANNUAL REPORT

4  SEGMENT INFORMATION

The Company's stores are categorized into two segments: Specialty and General Merchandise. The Specialty segment includes: the Athletic Group, the Northern Group, Specialty Footwear and Other Specialty. The General Merchandise segment includes operations in: Germany, the United States and other countries.

SALES

(in millions)                  1996        1995       1994
----------------------------------------------------------
SPECIALTY:
Athletic Group               $3,615      $3,424     $3,212
Northern Group                  426         367        320
Specialty Footwear              721         729        763
Other Specialty                 442         579        945
----------------------------------------------------------
                              5,204       5,099      5,240
----------------------------------------------------------

GENERAL MERCHANDISE:
Germany                       1,624       1,733      1,476
United States                 1,044       1,150      1,240
Other                           220         242        282
----------------------------------------------------------
                              2,888       3,125      2,998
----------------------------------------------------------
                             $8,092      $8,224     $8,238
----------------------------------------------------------

See Management's Discussion and Analysis of Financial Condition and Results of Operations for further commentary.

OPERATING RESULTS

(in millions)                       1996        1995       1994
---------------------------------------------------------------
SPECIALTY:
Athletic Group                      $461       $ 277       $211
Northern Group                        42          32         38
Specialty Footwear                   (10)        (61)        33
Other Specialty                      (46)       (114)       (42)
---------------------------------------------------------------
                                     447         134        240
---------------------------------------------------------------

GENERAL MERCHANDISE:
Germany                               (2)        (81)        21
United States                        (30)        (55)        37
Other                                 (4)        (39)       (24)
---------------------------------------------------------------
                                     (36)       (175)        34
---------------------------------------------------------------
Operating results                    411         (41)       274
Corporate expense                     58          73         71
Interest expense                      73         119        107
---------------------------------------------------------------
Income (loss) before income taxes   $280       $(233)      $ 96
---------------------------------------------------------------



                               DEPRECIATION AND AMORTIZATION     CAPITAL EXPENDITURES               TOTAL ASSETS
                               ----------------------------    -------------------------    -----------------------------
(in millions)                  1996        1995      1994     1996      1995      1994      1996        1995       1994
-------------------------------------------------------------------------------------------------------------------------
SPECIALTY:
Athletic Group                 $ 76        $ 85       $ 86     $ 53      $ 40      $ 76    $1,083      $1,050     $1,229
Northern Group                   11          11         11       10        13         9       307         222        172
Specialty Footwear               13          21         23       16         8        15       279         302        381
Other Specialty                  13          27         30        5         7        21       172         251        426
-------------------------------------------------------------------------------------------------------------------------
                                113         144        150       84        68       121     1,841       1,825      2,208

GENERAL MERCHANDISE:
Germany                          44          56         47       12        60        61       997       1,064      1,046
United States                    17          23         23       33        27        12       364         453        552
Other                             1           3          1        2         4        15        11          39        137
-------------------------------------------------------------------------------------------------------------------------
                                 62          82         71       47        91        88     1,372       1,556      1,735
Corporate                        12          13         12        3         8         9       263         125        202
-------------------------------------------------------------------------------------------------------------------------
Total Company                  $187        $239       $233     $134      $167      $218    $3,476      $3,506     $4,145
-------------------------------------------------------------------------------------------------------------------------


                                          SALES                    OPERATING RESULTS                TOTAL ASSETS
                             ------------------------------    -------------------------    -----------------------------
(in millions)                  1996        1995       1994     1996      1995      1994      1996        1995       1994
-------------------------------------------------------------------------------------------------------------------------
United States                $5,084      $5,116     $5,439     $372     $ 110      $266    $1,925      $1,885     $2,378
Europe                        1,942       2,021      1,695       16      (100)       20     1,175       1,196      1,210
Canada                          798         814        772       28       (33)      (16)      264         312        366
Pacific Rim                     221         217        222       (6)      (12)        5        80          82        127
Mexico                           47          56        110        1        (6)       (1)       32          31         64
-------------------------------------------------------------------------------------------------------------------------
                             $8,092      $8,224     $8,238     $411     $ (41)     $274    $3,476      $3,506     $4,145
-------------------------------------------------------------------------------------------------------------------------

                                                                             25.
WOOLWORTH CORPORATION 1996 ANNUAL REPORT

5  REPOSITIONING AND RESTRUCTURING RESERVES

The Company recorded charges of $558 million in 1993 and $390 million in 1991 to reflect the anticipated costs to sell or close under-performing specialty and general merchandise stores in the United States and Canada. The 1993 charge included estimated cash outlays for lease liabilities and other occupancy and facilities-related costs of $245 million, operating expenses during the shutdown period of $88 million, and severance and other personnel and related costs of $28 million. Non-cash charges cover asset and inventory write-downs of $197 million. The 1991 charge included estimated cash outlays for lease liabilities and other occupancy and facilities-related costs of $123 million, operating expenses during the shutdown period of $106 million, and severance and other personnel and related costs of $47 million. Non-cash charges cover asset and inventory write-downs of $114 million.

 Under the 1993 repositioning program, approximately 970 stores were identified for closing or conversion to other formats. Approximately 13,000 store and distribution center employees were terminated under this program. Under the 1991 restructuring program, approximately 900 stores were closed or converted to other formats. Approximately 7,700 store employees were terminated and 2,300 employees were transferred to other stores.

 In 1996, an adjustment of $32 million was made to revise the original estimates based on actual experience to date. This adjustment is comprised of $21 million related to reserves originally established for general merchandise operations and $11 million for specialty operations.

The activity in the reserves was as follows:

(in millions)                                   1996       1995
---------------------------------------------------------------
Balance at beginning of year                    $147       $193
Interest on net present value
  of lease obligations                             6          8
Cash payments                                    (37)       (54)
Adjustment for revision of estimates             (32)        --
---------------------------------------------------------------
Balance at end of year                          $ 84       $147
===============================================================
Components of the balance are as follows:

(in millions)                                   1996       1995
---------------------------------------------------------------
Real estate and related occupancy costs          $61       $ 93
Facilities-related costs                          19         25
Personnel and related costs                        4         29
---------------------------------------------------------------
                                                 $84       $147
===============================================================

The remaining balance of $84 million, which is included in other liabilities and accrued liabilities, is expected to be adequate for all remaining liabilities. This liability relates primarily to lease obligations for approximately 300 stores and will be funded over the next few years.

6  MERCHANDISE INVENTORIES

(in millions)                                    1996       1995
----------------------------------------------------------------
LIFO inventories                               $  741     $  671
FIFO inventories                                  528        693
----------------------------------------------------------------
Total merchandise inventories                  $1,269     $1,364
================================================================
Excess of current cost (FIFO)
  over stated LIFO cost                        $   98     $  102
================================================================

7  OTHER CURRENT ASSETS

(in millions)                                    1996       1995
----------------------------------------------------------------
Net receivables                                  $129       $121
Operating supplies and prepaid expenses            58         55
Deferred taxes                                     42         52
Other                                               4         13
----------------------------------------------------------------
                                                 $233       $241
================================================================







8  PROPERTY AND EQUIPMENT, NET

(in millions)                                    1996       1995
----------------------------------------------------------------
LAND                                           $  118     $  141
BUILDINGS:
  Owned                                           744        862
  Leased                                           37         59
FURNITURE, FIXTURES AND EQUIPMENT:
  Owned                                         1,114      1,185
  Leased                                           11         16
----------------------------------------------------------------
                                                2,024      2,263
Less accumulated depreciation                   1,186      1,262
----------------------------------------------------------------
                                                  838      1,001
ALTERATIONS TO LEASED AND OWNED BUILDINGS,
  NET OF ACCUMULATED AMORTIZATION                 220        224
----------------------------------------------------------------
                                               $1,058     $1,225
================================================================

26.
                                        WOOLWORTH CORPORATION 1996 ANNUAL REPORT

9  DEFERRED CHARGES AND OTHER ASSETS

(in millions)                                    1996       1995
----------------------------------------------------------------
Deferred taxes                                   $320       $346
Goodwill (net of accumulated amortization)         86         89
Lease acquisition costs                            61         66
Pension intangible                                 16         22
Other                                             112        140
----------------------------------------------------------------
                                                 $595       $663
================================================================

10  ACCRUED LIABILITIES

(in millions)                                    1996       1995
----------------------------------------------------------------
Payroll and related costs                        $160       $122
Taxes other than income taxes                      72         83
Store closings and real estate-related costs       58         45
Income taxes payable                               52         19
Repositioning and restructuring                    25         32
Deferred taxes                                     11         12
Other operating costs                             127        113
----------------------------------------------------------------
                                                 $505       $426
================================================================

11  SHORT-TERM DEBT

($ in millions)                                  1996       1995
----------------------------------------------------------------
Bank loans                                       $--        $ 69
================================================================
Weighted-average interest rate
on year-end balance                               --         6.0%
================================================================

At January 25, 1997, unused lines of credit under which the Company may borrow funds totaled $1.07 billion, of which domestic credit lines totaled $1.0 billion and international credit lines totaled $68 million. During 1996, the Company chose not to renew $218 million of international credit lines which expired during the year. Additionally, credit overdraft facilities for international operating units will be maintained only for temporary needs. At January 25, 1997, the Company had revolving credit agreements in the United States with 34 lending institutions which provide seasonal borrowing capacity. The Company also has informal agreements with certain banks in the United States, Canada, Germany and Australia.

 The $1.5 billion credit agreement which was negotiated in 1995 included a $1.0 billion three-year facility and an additional $500 million facility for the first year of the agreement, which has now expired. At the Company's election, in February 1997, the $1.0 billion facility was reduced to $500 million and the terms were later modified. Restrictive covenants under the new agreement include tangible net worth levels, leverage ratios and a fixed-charge coverage ratio. Upfront fees paid under the modified agreement will be amortized over the life of the facility on a pro rata basis. In addition, the Company paid annual fees, based on the Company's credit rating, of 0.3125 percent for the original three-year agreement. The modified fee going forward will be 0.15 percent based upon the Company's current credit rating. The new five-year agreement will expire in 2002.

12  LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

During 1995, the Company issued $200 million of domestic notes bearing interest at 7.0 percent with a 5-year maturity, $50 million of notes bearing interest at
6.98 percent with a 6-year maturity, and $40 million of notes bearing interest at 7.0 percent with a 7-year maturity. In connection with a European investment, the Company issued a $36 million (DM 59 million) note bearing interest at 6.45 percent maturing in 1998.

Following is a summary of long-term debt and obligations under capital leases:

(in millions)                              1996       1995
----------------------------------------------------------
8.5% debentures payable 2022               $200       $200
7.0% debentures payable 2000                200        200
6.93% to 7.43% medium-term
  notes payable through 2002                115        125
3.75% to 10.5% mortgage
  obligations on real estate
  payable through 2013                       22         28
Other                                        38         48
----------------------------------------------------------
Total long-term debt                        575        601
Obligations under capital leases             22         43
----------------------------------------------------------
                                            597        644
Less: current portion                        17         25
----------------------------------------------------------
                                           $580       $619
==========================================================

Maturities of long-term debt and minimum rent payments under capital leases in future periods are:

                             LONG-TERM    CAPITAL
(in millions)                  DEBT       LEASES     TOTAL
----------------------------------------------------------
1997                           $ 12         $ 7       $ 19
1998                             53           9         62
1999                              2           4          6
2000                            202           2        204
2001                             52           1         53
Thereafter                      254           8        262
----------------------------------------------------------
                                575          31        606
Less: Imputed interest           --           6          6
      Executory expenses         --           3          3
      Current portion            12           5         17
----------------------------------------------------------
                               $563         $17       $580
==========================================================

                                                                             27.
WOOLWORTH CORPORATION 1996 ANNUAL REPORT

13  LEASES

The Company is obligated under capital and operating leases for a major portion of its store properties. Some of the store leases contain purchase or renewal options with varying terms and conditions. Management expects that in the normal course of business, expiring leases will generally be renewed or, upon making a decision to relocate, replaced by leases on other premises. Operating lease periods generally range from 5 to 10 years with options to renew, with terms ranging from 5 to 10 years. Certain leases provide for additional rent payments based on a percentage of store sales. Rent expense consists of the following:

(in millions)                       1996        1995       1994
---------------------------------------------------------------
Minimum rent                        $689        $671       $634
Contingent rent based on sales:
  Operating leases                    38          45         47
  Capital leases                     --          --           3
Sublease income                      (21)        (23)       (19)
---------------------------------------------------------------
Total rent expense                  $706        $693       $665
===============================================================

Future minimum lease payments under non-cancelable operating leases are:

(in millions)
----------------------------------------------------------
1997                                                $  506
1998                                                   471
1999                                                   412
2000                                                   340
2001                                                   271
Thereafter                                             723
----------------------------------------------------------
Total operating lease commitments                   $2,723
==========================================================
Present value of operating lease commitments        $2,036
==========================================================

14  OTHER LIABILITIES

(in millions)                              1996       1995
----------------------------------------------------------
Pension benefits                           $279       $302
Other post-retirement benefits              209        212
Repositioning and restructuring              59        115
Other                                       101        100
----------------------------------------------------------
                                           $648       $729
==========================================================

15  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FOREIGN EXCHANGE RISK MANAGEMENT
The Company enters into forward foreign exchange and option contracts to reduce the effect of fluctuations in currency exchange rates. Exposures arising from short-term intercompany transactions, inventory purchases, and hedges of the Company's net investment in international subsidiaries are managed through the use of forward and option contracts. Determination of hedge activity is based upon market conditions, magnitude of inventory commitments, and perceived risks. All contracts mature within one year.

 The following table presents gross forward foreign exchange commitments, by currency and type:

                                 1996             1995
                             ------------     ------------
($U.S. in millions)          BUY     SELL      BUY    SELL
----------------------------------------------------------
INVENTORY PURCHASES:
U.S. dollar                   72      --        95     --
Other currencies               4      --         9     --
==========================================================
INTERCOMPANY:
Canadian dollar               19      --        67     17
German mark                   --      --        64     --
Other currencies               2       15       29     19
==========================================================

FAIR VALUE OF FINANCIAL INSTRUMENTS
The estimated fair values of certain financial instruments are as follows:

                               1996              1995
                          ---------------   ---------------
                         CARRYING  FAIR    CARRYING   FAIR
(in millions)             AMOUNT   VALUE    AMOUNT    VALUE
-----------------------------------------------------------
Long-term investments      $ 39     $ 24      $ 56    $ 52
Long-term debt             $575     $570      $601    $585
===========================================================

The carrying value approximates fair value for all other financial instruments.

28.
                                        WOOLWORTH CORPORATION 1996 ANNUAL REPORT

INTEREST RATE RISK MANAGEMENT
The Company uses interest rate swaps to reduce its exposure to fluctuations in interest rates. In October 1992, the Company entered into a $200 million, five-year swap agreement which effectively converted the interest rate on its
8.5 percent debentures to a floating rate equal to the six-month LIBOR plus 3.05 percent. The effective interest rate on the debentures was 8.81 percent in 1996,
9.44 percent in 1995 and 7.74 percent in 1994. As security for its obligation under this swap agreement, both the Company and the swap counter-party have agreed to deliver cash collateral if certain conditions are met. Such collateral is to be delivered when projected exposure for either party exceeds $0.5 million. At January 25, 1997, the Company had $0.6 million on deposit as collateral.

CREDIT RISK
Credit risk of interest rate swaps and forward foreign exchange contracts is considered minimal, as management closely monitors the financial condition of the counter-parties to the contracts, which are financial institutions with credit ratings of A- or higher.

BUSINESS RISK
The retailing business is highly competitive. Price, quality and selection of merchandise, reputation, store location, advertising and customer service are important competitive factors in the Company's business. The Company purchases merchandise and supplies from thousands of vendors worldwide including purchases of athletic footwear and apparel from one major vendor, which supplied approximately 25 percent, 22 percent and 17 percent of the Company's merchandise purchases in 1996, 1995 and 1994, respectively. The Company considers vendor relations to be satisfactory.

16  INCOME TAXES

Following are the domestic and international components of pre-tax income
(loss):

(in millions)                  1996        1995       1994
----------------------------------------------------------
Domestic                       $263       $ (44)     $115
International                    17        (189)      (19)
----------------------------------------------------------
Total pre-tax income (loss)    $280       $(233)     $ 96
==========================================================

The income tax (benefit) provision consists of the following:

(in millions)                  1996        1995       1994
----------------------------------------------------------
CURRENT:
  Federal                      $ 61        $ (4)      $(14)
  State and local                21           6         16
  International                  19           2         --
----------------------------------------------------------
Total current tax provision     101           4          2
----------------------------------------------------------
DEFERRED:
  Federal                        11         (16)        55
  State and local                (1)         (1)        (3)
  International                  --         (56)        (5)
----------------------------------------------------------
Total deferred tax provision
  (benefit)                      10         (73)        47
----------------------------------------------------------
Total income tax provision
  (benefit)                    $111        $(69)      $ 49
==========================================================

Provision has been made in the accompanying Consolidated Statements of Operations for additional income taxes applicable to dividends received or expected to be received from international subsidiaries. The amount of unremitted earnings of international subsidiaries, for which no such tax is provided and which is considered to be permanently reinvested in the subsidiaries, totaled $368 million at January 25, 1997. If such earnings had not been considered permanently reinvested, approximately $19 million of deferred income taxes, consisting primarily of foreign withholding taxes, would have been provided. Such taxes, if ultimately paid, might be recoverable as foreign tax credits.
 A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pre-tax income (loss) is as follows:

                                   1996        1995       1994
--------------------------------------------------------------
Federal statutory income
  tax rate                         35.0%      (35.0)%     35.0%
State and local income taxes,
  net of federal tax benefit        4.8         1.4        8.6
International income taxed
  at varying rates                  1.3         3.9        9.4
Targeted jobs tax credit             --        (0.4)      (1.3)
Other, net                         (1.4)        0.5       (0.6)
--------------------------------------------------------------
Effective income tax rate          39.7%      (29.6)%     51.1%
==============================================================

                                                                             29.
WOOLWORTH CORPORATION 1996 ANNUAL REPORT

Items that gave rise to significant portions of the deferred tax accounts are as follows:

(in millions)                                    1996       1995
----------------------------------------------------------------
DEFERRED TAX ASSETS:
  Tax loss/credit carryforwards                  $191       $174
  Employee benefits                               115        130
  Repositioning and restructuring reserves         70         94
  Other                                            50         74
----------------------------------------------------------------
Total                                             426        472
  Valuation allowance                             (64)       (74)
----------------------------------------------------------------
Total deferred tax assets, net                    362        398
----------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Inventories                                      48         47
  Property and equipment                           10          1
  Other                                            11         52
----------------------------------------------------------------
Total deferred tax liabilities                     69        100
----------------------------------------------------------------
Net deferred tax asset                           $293       $298
================================================================
BALANCE SHEET CAPTION REPORTED IN:
  Other current assets                           $ 42       $ 52
  Deferred charges and other assets               320        346
  Accrued liabilities                             (11)       (12)
  Deferred taxes                                  (58)       (88)
----------------------------------------------------------------
                                                 $293       $298
================================================================

As of January 25, 1997, the Company had a valuation allowance of $64 million to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from state tax loss carryforwards of certain domestic operations, tax loss carryforwards of certain European operations, and tax loss and capital loss carryforwards of the Canadian operations.

  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances at January 25, 1997. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

  At January 25, 1997, the Company had international operating loss carryforwards of approximately $383 million. Those expiring between 1997 and 2003 were $236 million and those that do not expire were $116 million. The Company has state net operating loss carryforwards ranging from $1 million to $40 million in the sixteen states where the Company does not file a combined return. These loss carryforwards expire between 2007 and 2012. Foreign tax credits of approximately $23 million expiring between 1998 and 2002 are also available to the Company.

  Deferred tax liabilities related to property and equipment were reduced to $1 million in 1995 from $92 million, primarily due to the recognition of deferred tax benefits arising from the 1995 recording of impairment on certain property under SFAS No. 121.

17  RETIREMENT PLANS AND OTHER BENEFITS

RETIREMENT PLANS
The Company has defined benefit pension plans covering most of its employees. Benefits generally are based on years of service and career-average compensation. Plans are funded in accordance with the provisions of the laws of the countries where the plans are in effect. Substantially all of the unfunded projected benefit obligation represents the German pension accrual for which there are no offsetting plan assets, as permitted by local statutory requirements. Plan assets consist primarily of stocks, bonds and temporary investments.

PRINCIPAL ASSUMPTIONS                        1996       1995          1994
---------------------------------------------------------------------------
Weighted-average discount rate                7.5%       7.3%          8.6%
Weighted-average rate of
 compensation increase                        4.4%       4.4%          4.6%
Weighted-average long-term
 rate of return on assets                     9.8%      10.0%         10.0%
===========================================================================

The components of net pension expense are:

(in millions)                       1996        1995       1994
---------------------------------------------------------------
Service cost: benefits earned
 during period                      $ 17       $  19       $ 24
Interest cost on projected
 benefit obligation                   70          76         71
Actual return on plan assets         (60)       (140)        34
Net amortization and deferral          7          81        (88)
Curtailment gain                      --          (8)       --
---------------------------------------------------------------
Net pension expense                 $ 34       $  28       $ 41
===============================================================

In 1995, the Company curtailed a supplemental retirement plan for executives which resulted in a gain of $8 million.

30.
                                        WOOLWORTH CORPORATION 1996 ANNUAL REPORT

The following table sets forth the plans' funded status and amounts recognized in the Consolidated Balance Sheets:

                                                                                     1996                        1995
                                                                               ----------------             ----------------
                                                                              ASSETS       ABO             ASSETS       ABO
                                                                              EXCEED     EXCEEDS           EXCEED     EXCEEDS
(in millions)                                                                   ABO      ASSETS              ABO      ASSETS
-----------------------------------------------------------------------------------------------------------------------------
Actuarial present value of obligations:
 Vested                                                                         $ 4      $ 904               $ 5      $ 934
 Nonvested                                                                      --          20               --          21
-----------------------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation (ABO)                                              4        924                 5        955
Obligation for future salary increases                                          --          48               --          41
-----------------------------------------------------------------------------------------------------------------------------
Projected benefit obligation (PBO)                                                4        972                 5        996
Plan assets at fair value                                                         6        646                 7        656
-----------------------------------------------------------------------------------------------------------------------------
Amount of plan assets over (under) PBO                                            2       (326)                2       (340)
Unrecognized net asset at transition                                             (3)       (17)               (3)       (26)
Unrecognized prior service cost                                                 --          25               --          31
Unrecognized net loss                                                             2        111                 3        108
Recognition of a portion of the minimum liability as an intangible asset        --         (16)              --         (22)
Recognition of remaining minimum liability                                      --         (57)              --         (55)
-----------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                                                 $ 1      $(280)              $ 2      $(304)
=============================================================================================================================


POST-RETIREMENT PLANS OTHER THAN PENSIONS
In addition to providing pension benefits, the Company sponsors post-retirement medical and life insurance plans which are available to most of its retired U.S. employees. In order to be eligible for these plans, employees must retire from the Company and have been previously covered under the Company's active medical or life insurance plans. The level of benefits available depends on the year of retirement and the plan in effect at that time. The plans are contributory and are not funded. Contributions are adjusted annually and depend on year of retirement and, in some cases, years of service.

 The weighted-average discount rate used to determine the accumulated post-retirement benefit obligation was 7.5 percent in 1996 and 7.15 percent in 1995.

 The following table sets forth the plans' combined accrued post-retirement benefit obligation:

(in millions)                                          1996       1995
----------------------------------------------------------------------
Accumulated post-retirement benefit obligation:
 Retirees                                              $104       $158
 Fully eligible active plan participants                  8          6
 Other active plan participants                           5          3
----------------------------------------------------------------------
                                                        117        167
Unrecognized actuarial gain                              92         45
----------------------------------------------------------------------
Accrued post-retirement
 benefit obligation                                    $209       $212
======================================================================

For measurement purposes, a 9.6 percent increase in the cost of covered health care benefits was assumed for 1996. The rate was assumed to decline gradually to five percent in 2008 and remain at that level thereafter. A one percent increase in the health care cost trend rate would increase the 1996 accumulated post-retirement benefit obligation by $8 million and the 1996 expense by $1 million.

  Post-retirement medical and life insurance expense was $3 million in 1996, $10 million in 1995, and $14 million in 1994. Substantially all of the expense represents interest on the accumulated post-retirement benefit obligation; the service cost component was not significant. The cash cost to provide retiree medical and life insurance benefits was $7 million in each of 1996 and 1995, and $8 million in 1994.

401(k) PLAN
In January 1996, the Company established a savings plan under Section 401(k) of the Internal Revenue Code. This savings plan allows eligible employees to contribute up to 15 percent of their compensation on a pre-tax basis. The Company matches 25 percent of the first 4 percent of the employees' contribution. Such matching Company contributions are vested incrementally over 7 years. The charge to operations for the Company's matching contribution was $1.5 million in 1996 and $0.2 million in 1995.

                                                                             31.
WOOLWORTH CORPORATION 1996 ANNUAL REPORT

18  SHAREHOLDER RIGHTS PLAN

The Company has issued one-half of a preferred stock purchase right for each outstanding share of common stock. Each right entitles a shareholder to purchase one one-hundredth of a share of Series B Participating Preferred Stock at an exercise price of $200, subject to adjustment. Generally, the rights become exercisable only if a person or group acquires 20 percent or more of the Company's outstanding voting stock or announces a tender offer for 20 percent or more of the Company's outstanding voting stock, other than pursuant to an offer for all outstanding shares of the Company which the Board of Directors determines to be fair to, and otherwise in the best interests of, the Company and its shareholders. The Company will be able to redeem the rights at $0.05 per right at any time during the period prior to the 10th business day following the date a person or group acquires 20 percent or more of the Company's voting stock.

  Upon exercise of the right, each holder of a right will be entitled to receive common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right. The rights, which cannot vote and cannot be transferred separately from the shares of common stock to which they are presently attached, expire on April 14, 1998, unless earlier redeemed.

19  STOCK PLANS

Under the Company's 1995 Stock Option and Award Plan, options to purchase shares of common stock may be granted to officers and key employees at the market price on the date of grant. Under the plan, the Company may grant officers and other key employees, including those at the subsidiary level, stock options, stock appreciation rights (SARs), restricted stock, or other stock-based awards. One-half of each stock option is exercisable on each of the first two anniversary dates of the date of grant. Generally, for stock options granted beginning in 1996, one-third of each stock option is exercisable on each of the first three anniversary dates of the date of grant. The options terminate up to 10 years from the date of grant. The 1995 Stock Option and Award Plan provides for awards of up to 6,000,000 shares of the Company's common stock. The number of shares reserved for issuance as restricted stock cannot exceed 1,500,000 shares.

  In addition, options to purchase shares of common stock remain outstanding under the Company's 1986 Stock Option Plan. The ability to grant options under the 1986 Stock Option Plan expired in June 1996. Options granted under that plan generally have terms similar to those granted under the 1995 plan, except that a majority of the options become exercisable in two equal installments on the first and the second anniversary of the date of grant.

  In 1996, the Company established the Directors' Stock Plan (the "Directors' Plan"). Under the Directors' Plan, non-employee directors receive 50 percent of their annual retainer in shares of common stock and may elect to receive up to 100 percent of their retainer in common stock. The maximum number of shares of common stock that may be issued under the Directors' Plan is 250,000 shares.

  Under the Company's 1994 Stock Purchase Plan, participating employees may contribute up to 10 percent of their annual compensation to acquire shares of common stock at 85 percent of the lower market price on one of two specified dates in each plan year. Of the 8,000,000 shares of common stock authorized for purchase under the 1994 plan, 2,150 participating employees purchased 320,622 shares during the year.

  When common stock is issued under these plans, the proceeds from options exercised or shares purchased are credited to common stock to the extent of the par value of the shares issued, and the excess is credited to additional paid-in capital. When treasury common stock is issued, the difference between the average cost of treasury stock used and the proceeds from options exercised or shares awarded or purchased is charged or credited, as appropriate, to either additional paid-in capital or retained earnings. The tax benefits relating to amounts deductible for federal income tax purposes which are not included in income for financial reporting purposes have been credited to additional paid-in capital.

The Financial Accounting Standards Board issued SFAS No. 123, which requires disclosure of the impact on earnings per share if the fair value method of accounting for stock-based compensation is applied for companies electing to continue to account for stock-based plans under APB No. 25. Accounting for the Company's 1996 and 1995 grants for stock-based compensation in accordance with the fair value method provisions of SFAS No.123 would have resulted in the following:

($ in millions, except per share amounts:)         1996          1995
---------------------------------------------------------------------
NET INCOME (LOSS) AS REPORTED                      $ 169       $ (164)
NET INCOME (LOSS) PRO FORMA                        $ 165       $ (167)
NET INCOME (LOSS) PER SHARE AS REPORTED            $1.26       $(1.23)
NET INCOME (LOSS) PER SHARE PRO FORMA              $1.23       $(1.25)
=====================================================================

These pro forma amounts are not expected to be indicative of the effects of applying the fair-value based method on future earnings since the Company's stock options vest over several periods.

  The fair values of the Company's various stock option and purchase plans were estimated at the grant date using a Black-Scholes option pricing model. Model assumptions for 1996 and 1995 for the Company's stock option plans were: weighted-average risk-free interest rates of 6.05 percent and 6.33 percent, respectively; a volatility factor of 30 percent; a two-year weighted-average expected award life and a zero dividend yield. The weighted-average fair value of options granted during 1996 and 1995 was $5.31 and $4.72 per option, respectively. Model assumptions for 1996 and 1995, for the Company's Stock Purchase Plan were: weighted average risk-free interest rates of 6.03 percent and 6.02 percent, respectively; a volatility factor of 25 percent; an expected life of 0.7 years and a zero dividend yield. The weighted-average fair value of those purchase rights granted in 1996 and 1995 was $5.14 and $3.24 per right, respectively.

32.
                                        WOOLWORTH CORPORATION 1996 ANNUAL REPORT

The information set forth in the following table covers options granted under the Company's stock option plans:

                                                             1996                       1995                      1994
                                                      ------------------         ------------------         -----------------
                                                                 WEIGHTED-                 WEIGHTED-                 WEIGHTED-
                                                       NUMBER     AVERAGE        NUMBER     AVERAGE         NUMBER    AVERAGE
                                                         OF      EXERCISE          OF      EXERCISE           OF     EXERCISE
(in thousands, except prices per share)                SHARES      PRICE        SHARES       PRICE          SHARES     PRICE
-----------------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year               6,913       $24.13       6,183        $26.13         4,725      $28.70
Granted                                                1,757       $16.25       1,288        $15.32         1,747      $19.26
Exercised                                                159       $17.27           2        $10.55            29      $11.33
Expired or canceled                                    1,135       $26.59         556        $26.18           260      $28.32
-----------------------------------------------------------------------------------------------------------------------------
Options outstanding at end of year                     7,376       $22.02       6,913        $24.13         6,183      $26.13
-----------------------------------------------------------------------------------------------------------------------------
Options exercisable at end of year                     5,155       $24.59       5,026        $27.03         4,079      $28.73
-----------------------------------------------------------------------------------------------------------------------------
Options available for future grant at end of year      3,798                    6,087                         831
-----------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding and exercisable at January 25, 1997:

                                                            OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                                                    -------------------------------------            --------------------
                                                                   WEIGHTED-
                                                                    AVERAGE          WEIGHTED-                       WEIGHTED-
                                                                   REMAINING         AVERAGE                         AVERAGE
(in thousands, except prices per share)                           CONTRACTUAL        EXERCISE                        EXERCISE
RANGE OF EXERCISE PRICE                            SHARES             LIFE            PRICE          SHARES            PRICE
------------------------------------------------------------------------------------------------------------------------------
$12.44 to $14.94                                     964              8.0 years       $13.72            872           $13.69
$15.13 to $18.81                                   2,491              8.8              15.71            496            15.60
$20.25 to $24.69                                   1,218              5.1              23.26          1,084            23.36
$27.75 to $29.94                                   1,735              4.8              29.22          1,735            29.22
$30.06 to $34.25                                     968              3.6              32.07            968            32.07
------------------------------------------------------------------------------------------------------------------------------
$12.44 to $34.25                                   7,376              6.5 years       $22.02          5,155           $24.59
------------------------------------------------------------------------------------------------------------------------------

20  RESTRICTED STOCK

In 1994, 200,000 restricted shares of common stock were granted to an officer of the Company. The market value of the shares at the date of grant amounted to $3 million and is recorded within shareholders' equity in the accompanying Consolidated Financial Statements. The market value is being amortized as compensation expense over the related vesting period. The compensation expense was $0.8 million and $1.4 million in 1996 and 1995, respectively.

21  PREFERRED STOCK

In August 1996, the Company called for the redemption of the issued and outstanding shares of the $2.20 Series A Convertible Preferred Stock ("Preferred Stock") at the redemption price of $45 per share on October 23, 1996 (the "Redemption Date"). Shares of Preferred Stock were convertible into 5.68 shares of the Company's common stock for each share of Preferred Stock. Conversion privileges expired on the Redemption Date. Substantially all of the outstanding shares of Preferred Stock were converted by the holders into the Company's common stock.

22  COMMITMENTS

In connection with the sales of various businesses, the Company guarantees the payment of lease commitments transferred to third parties pursuant to those sales. The Company is operating certain stores for which lease termination agreements are in the process of being negotiated with landlords. Although there is no contractual commitment to make these contingent payments, it is likely that a final contract will be executed. Management believes that the probable resolution of such contingencies will not materially affect the financial position or result of operations of the Company.

23  LEGAL PROCEEDINGS

Between March 30, 1994 and April 18, 1994, the Company and certain of its present and former directors and officers were named as defendants in lawsuits brought by certain shareholders claiming to represent classes of shareholders that purchased shares of the Company's common stock during different periods between January 1992 and March 1994. In April 1994, these lawsuits were consolidated in an action styled In re: Woolworth Corporation Class Action Securities Litigation pending in federal court in New York.

                                                                             33.
WOOLWORTH CORPORATION 1996 ANNUAL REPORT

  These class action complaints purport to present claims under the federal securities and other laws and seeks unspecified damages based on alleged misleading disclosures during the class period between May 1993 and March 1994.

  On March 13, 1997, the parties' representatives engaged in a mediation proceeding with a view toward settling the issues in dispute. As a result, the parties have agreed in principle to a settlement of the class action, subject to final documentation and the approval of the court. In the opinion of management, the settlement, if approved by the court, would not have a material adverse effect on the financial position or results of operations of the Company.

  The staff of the Securities and Exchange Commission ("SEC") is conducting an inquiry relating to the matters that were reviewed by a Special Committee of the Board of Directors as well as in connection with trading in the Company's securities by certain directors and officers of the Company. The SEC staff has advised that its inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred. In the opinion of management, the result of the inquiry will not have a material adverse effect on the financial position or results of operations of the Company.

  In addition to the matters discussed above, various legal proceedings that have arisen during the course of the Company's business are pending against the Company and its subsidiaries. In the opinion of management the ultimate outcome to the Company and its subsidiaries as a result of legal proceedings is adequately covered by insurance, or if not covered, would not have a material adverse effect on the financial position or results of operations of the Company.

24  SHAREHOLDER INFORMATION AND MARKET PRICES (UNAUDITED)

Woolworth Corporation common stock is listed on the New York, Toronto, Amsterdam, as well as the Lausanne and Elektronische Boerse Schweiz (EBS) stock exchanges in Switzerland. In addition, the stock is traded on the Boston, Cincinnati, Chicago, Philadelphia and Pacific stock exchanges. The New York Stock Exchange ticker symbol for the Company's common stock is "Z."

  At January 25, 1997, 42,905 shareholders of record owned 134,046,720 common shares.

Market prices for the Company's common and preferred stock is as follows:

                              1996                       1995
                     ----------------------     ----------------------
                     HIGH      LOW    CLOSE     HIGH      LOW    CLOSE
----------------------------------------------------------------------
COMMON STOCK
QUARTER
----------------------------------------------------------------------
1st Q              19 3/4   10 7/8   19 3/8   19 3/8   14 3/4   16
2nd Q              23 1/4   18 1/4   19 3/4   16 3/8   14 3/8   15 3/4
3rd Q              22 3/8   18 5/8   21 5/8   16 7/8   12 3/4   14 5/8
4th Q              25 1/4   20 1/4   20 1/2   15 3/4    9 3/8   11 1/4
----------------------------------------------------------------------
PREFERRED STOCK
QUARTER
----------------------------------------------------------------------
1st Q             112       61      110 1/4  106       85       88 1/2
2nd Q             131 3/8  104      121       89       80       89
3rd Q             130 3/8  105 3/8  122 3/4   94       76       94
4th Q                --       --       --     86       62       63 1/2
----------------------------------------------------------------------

25  QUARTERLY RESULTS (UNAUDITED)

(in millions, except
per share amounts)              1ST Q        2ND Q         3RD Q        4TH Q       YEAR
------------------------------------------------------------------------------------------
SALES
1996                           $1,820        1,856         2,048        2,368       $8,092
1995                           $1,794        1,922         2,071        2,437       $8,224
GROSS PROFIT (a)
1996                           $  525          583           663          740       $2,511
1995                           $  489          588           652          760       $2,489
OPERATING PROFIT (LOSS) (b)
1996                           $   --           69           143          199       $  411
1995                           $  (79)          30            99          (91)      $  (41)
NET INCOME (LOSS)
1996                           $  (22)          22            69          100       $  169
1995                           $  (80)         (11)           34         (107)      $ (164)
NET INCOME (LOSS)
   PER SHARE
1996                           $ (.17)         .17           .52          .74       $ 1.26
1995                           $ (.60)        (.09)          .26         (.80)      $(1.23)
------------------------------------------------------------------------------------------

(a)   Gross profit represents sales less cost of sales.
(b) Operating profit (loss) represents income (loss) before income taxes, interest expense, and corporate expense.

34.
                                        WOOLWORTH CORPORATION 1996 ANNUAL REPORT

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(in millions, except per share amounts)                    1996         1995        1994        1993        1992
----------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
Sales                                                   $ 8,092        8,224       8,238       9,558       9,922
Cost of sales                                             5,581        5,735       5,626       6,747       6,683
Selling, general and administrative expenses              2,006        2,166       2,201       2,615       2,501
Depreciation and amortization                               187          239         233         257         254
Interest expense                                             73          119         107          79          87
Other income                                                (35)         (43)        (55)        (68)        (40)
Adoption of accounting standard for impairment
 of long-lived assets                                        --          241          --          --          --
Provision for disposition of Woolco                          --           --          30         168          --
Repositioning and restructuring charges                      --           --          --         558          --
Income tax expense (benefit)                                111          (69)         49        (303)        157
----------------------------------------------------------------------------------------------------------------
Net income (loss)                                       $   169         (164)         47        (495)        280
----------------------------------------------------------------------------------------------------------------
Per common share                                        $  1.26        (1.23)        .36       (3.76)       2.14
Common stock dividends declared                         $    --           --         .74        1.16        1.12
Preferred stock dividends declared                      $  1.10         2.20        2.20        2.20        2.20
Weighted-average common shares
 outstanding                                              133.5        132.9       132.3       131.7       130.8
================================================================================================================
FINANCIAL CONDITION
Merchandise inventories                                 $ 1,269        1,364       1,622       1,579       2,269
Property and equipment, net                             $ 1,058        1,225       1,521       1,531       1,626
Total assets                                            $ 3,476        3,506       4,145       4,593       4,692
Short-term debt                                         $    --           69         853         533         164
Current portion of long-term debt and obligations
 under capital leases                                   $    17           25          26          32          21
Long-term debt and obligations under capital leases     $   580          619         309         336         372
Total shareholders' equity                              $ 1,334        1,229       1,358       1,349       2,059
Common shareholders' equity                             $ 1,334        1,225       1,354       1,344       2,054
Common shareholders' equity per share                   $  9.96         9.21       10.22       10.19       15.64
================================================================================================================
FINANCIAL RATIOS
Return on beginning common equity (ROE)                    13.8%       (12.1)        3.5       (24.0)       13.8
Return on average investment (ROI)                          6.9%         0.8         3.6        (6.7)        9.3
Operating profit (loss) as a percentage of sales            5.1%        (0.5)        3.3        (6.8)        5.8
Net income (loss) as a percentage of sales                  2.1%        (2.0)        0.6        (5.2)        2.8
Debt capitalization percent                                66.4%        69.9        71.2        69.2        56.5
Debt capitalization percent (without present
 value of operating leases)                                30.9%        36.7        46.7        40.0        21.3
Current ratio                                               2.1X         1.9         1.2         1.2         1.6
================================================================================================================
Number of stores at year end                              7,746        8,178       8,629       8,368       8,990
================================================================================================================

                                                                             35.
WOOLWORTH CORPORATION 1996 ANNUAL REPORT

BOARD OF
DIRECTORS

ROGER N. FARAH (1)
Chairman of the Board and Chief Executive Officer

DALE W. HILPERT
President and Chief Operating Officer

J. CARTER BACOT (1,4,6)
Chairman of the Board and Chief Executive Officer The Bank of New York Company, Inc. and Chairman of the Board of The Bank of New York (banking services)

PURDY CRAWFORD (1,2,5)
Chairman of the Board Imasco Limited (consumer products and services)

HELEN GALLAND (1,2,5)
President and Chief Executive Officer Helen Galland Associates (marketing and business consulting services)

PHILIP H. GEIER JR. (1,3)
Chairman of the Board and Chief Executive Officer Interpublic Group of Companies, Inc. (advertising agencies and other marketing communication services)

JAROBIN GILBERT JR. (1,2,4)
President and Chief Executive Officer DBSS Group, Inc. (management, planning and trade consulting)

MARGARET P. MACKIMM (1,3,5)
Former Senior Vice President - Communications Kraft Foods, Inc. (multinational marketer and processor of food products)

JOHN J. MACKOWSKI (1,2,5)
Director of various companies

JAMES E. PRESTON (1,3,4,6)
Chairman of the Board and Chief Executive Officer Avon Products, Inc. (manufacture and sale of beauty and related products)

CHRISTOPHER A. SINCLAIR (1,6)
President and Chief Executive Officer Quality Food Centers, Inc. (supermarket chain)

CORPORATE OFFICERS

ROGER N. FARAH
Chairman of the Board and Chief Executive Officer

DALE W. HILPERT
President and Chief Operating Officer

Senior Vice Presidents

M. JEFFREY BRANMAN
Corporate Development

JOHN E. DEWOLF III
Real Estate

JOHN F. GILLESPIE
Human Resources

ANDREW P. HINES
Chief Financial Officer

Vice Presidents

GARY M. BAHLER
General Counsel and Secretary

THOMAS A. BEAUCHAMP
Information Systems

GARY H. BROWN
Real Property

JOHN H. CANNON
Treasurer

BRUCE L. HARTMAN
Controller

CYNTHIA M. KRASNE
Strategic Planning and Analysis

MARK J. LARSON
General Auditor

MARYANN M. MCGEORGE
Merchandise Operations

HENRY C. MINER III
Taxation

JURIS PAGRABS
Investor Relations

PATRICIA A. PECK
Human Resources

RICHARD J. PRICE
Logistics

VIVIAN J. SHAW
Financial Planning and Analysis

FRANCES E. TRACHTER
Public Affairs

CONSOLIDATED OPERATIONS

ATHLETIC FOOTWEAR AND APPAREL DIVISION

WILLIAM L. DEVRIES
President and Chief Executive Officer

RETAIL COMPANY OF GERMANY, INC.

MANFRED SCHOENMEIER
President and Chief Executive Officer

F.W. WOOLWORTH CO.

PAUL T. DAVIES
President and Chief Executive Officer

WOOLWORTH CANADA INC.

ALAN M. BEAM
President and Chief Executive Officer

SPECIALTY FOOTWEAR DIVISION

CAROL G. GREER
President and Chief Executive Officer

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Woolworth Building
233 Broadway
New York, New York 10279-0003
(212) 553-2000

TRANSFER AGENTS AND REGISTRARS
First Chicago Trust
Company of New York
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 519-3111

The R-M Trust Company
Corporate Trust Services
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
(800) 387-0825
(416) 813-4500

INDEPENDENT AUDITORS
KPMG Peat Marwick LLP
345 Park Avenue
New York, NY 10154
(212) 758-9700

FORM 10-K
A copy of Woolworth Corporation's 1996 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available, without charge, by request to the Corporate Secretary at the Corporate Headquarters.

SHAREHOLDERS' MEETING
The next annual meeting of shareholders will be held at the New York Marriott Financial Center Hotel, 85 West Street, New York, New York 10006 at 10:00 A.M. (local time) on June 12, 1997. The formal notice of the meeting, proxy statement, and form of proxy will be mailed to each shareholder on or about May 5, 1997, at which time proxies will be requested by management.


NOTE THAT THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS IN THE SHAREHOLDERS' LETTER AND MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, WHICH REFLECT MANAGEMENT'S CURRENT VIEWS OF FUTURE EVENTS AND FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON MANY ASSUMPTIONS AND FACTORS INCLUDING THE EFFECTS OF CURRENCY FLUCTUATIONS, CONSUMER PREFERENCES, AND ECONOMIC CONDITIONS WORLDWIDE. ANY CHANGES IN SUCH ASSUMPTIONS OR FACTORS COULD PRODUCE SIGNIFICANTLY DIFFERENT RESULTS.

(C) 1997 Woolworth Corporation

(1) MEMBER OF EXECUTIVE COMMITTEE
(2) MEMBER OF AUDIT COMMITTEE
(3) MEMBER OF COMPENSATION COMMITTEE
(4) MEMBER OF NOMINATING AND ORGANIZATION COMMITTEE
(5) MEMBER OF RETIREMENT INVESTMENT COMMITTEE
(6) MEMBER OF ACQUISITIONS AND FINANCE COMMITTEE

The service marks and trademarks appearing in this report (except for Wal-Mart) are owned by Woolworth Corporation or its subsidiaries.

Investor inquiries should be directed to the Investor Relations Department at
(212) 553-2600.


36.                                     WOOLWORTH CORPORATION 1996 ANNUAL REPORT

WOOLWORTH CORPORATION
WOOLWORTH BUILDING
233 BROADWAY
NEW YORK, NEW YORK 10279-0003