Form 10-K405, Exhibit 13
VENATOR GROUP INC
filed 1999-04-30
CIK 850209

                                  VENATOR GROUP


                                Positioned to Win

                               1998 Annual Report


                                    [GRAPHIC]

Venator Group
===============================================================================

On June 12, 1998 the Company adopted a new identity, Venator Group, Inc., opening a new chapter in it's history. Venator is inspired by a classical word for "sportsman", one whose energy and skill bring home the prize. The challenge of the marketplace invigorates us; we are driven to set new standards of excellence as we strive to win the global retail game.

     While the old name, Woolworth Corporation, served for 118 years, it no longer relfects who we are today. Our new name, Venator Group, embodies those attributes at our core: high-quality performance; teamwork within individual organizations and among the various parts of the business; the universality that connects each team member to colleagues and customers around the world; sportsmanship in the way we work together.

     Venator also reflects the energy and spirit behind the active lifestyle that characterize the retail formats we offer to our customers.


Financial Highlights

($ in millions, exept per share amounts)               1998           1997           1996
------------------------------------------------------------------------------------------
Sales                                              $  4,555       $  4,612       $  4,504
------------------------------------------------------------------------------------------
Income from continuing operations                  $      3       $    213       $    209
------------------------------------------------------------------------------------------
Earnings per share from continuing
  operations (diluted)                             $   0.02       $   1.57       $   1.55
------------------------------------------------------------------------------------------
Cash and cash equivalents                          $    193       $     81       $    197
------------------------------------------------------------------------------------------
Merchandise inventories                            $    837       $    754       $    617
------------------------------------------------------------------------------------------
Capital expenditures                               $    549       $    249       $     86
------------------------------------------------------------------------------------------
Total assets                                       $  2,876       $  2,798       $  2,807
------------------------------------------------------------------------------------------
Debt, net of cash                                  $    574       $    446       $    322
------------------------------------------------------------------------------------------
Shareholders' equity                               $  1,038       $  1,271       $  1,334
------------------------------------------------------------------------------------------
Number of stores at year end                          6,002          5,708          5,527
------------------------------------------------------------------------------------------


Contents

Profile of Venator Group 2

Message from the Chairman 4

Message from the President 6

Global Athletic Group 8

Northern Group 16

Other Specialty Group 18

Financial Report 21

Directors and Officers 48

Corporate Information 49

Designed for Growth

The Aresenal Mall Foot Locker in Watertown, Massachusetts is a high tech, lifestyle-focused multimedia enviornment where the interplay of video, audio and lights create an "urban playground". Connected to a redesigned Lady Foot Locer and Kids Foot Locker, the 11,000 square foot concept has been given the 1998 International Store Design Award sponsored by the Institute of Store Planners and Visual Merchandising & Store Design Magazine.


                                   [GRAPHIC]

Profile of Venator Group
January 30, 1999

===================================================================================================================================
                                                                               New or Remodeled Stores (1)
                                                                    Number     ---------------------------      Range in Size
               Format                                             of Stores       Number            %      (Selling Square Footage)
===================================================================================================================================
Global         Foot Locker                                          1,638           581            35            1,000 - 12,000
Athletic       Athletic footwear and apparel.
Group          --------------------------------------------------------------------------------------------------------------------
3,925 Stores   Lady Foot Locker                                       694           242            35             1,000 - 4,000
               Athletic footwear and apparel.
               --------------------------------------------------------------------------------------------------------------------
               Kids Foot Locker                                       369           273            74             1,000 - 4,000
               Athletic footwear and apparel.
               --------------------------------------------------------------------------------------------------------------------
               Foot Locker International                              494           238            48             1,000 - 5,000
               Athletic footwear and apparel.
               --------------------------------------------------------------------------------------------------------------------
               Champs Sports                                          640           196            31            4,000 - 15,000
               Athletic footwear, apparel and equipment.
               --------------------------------------------------------------------------------------------------------------------
               eVenator/Eastbay                                        --            --            --                      --
               Internet commerce and direct marketer
               of athletic footwear apparel and equipment.
               --------------------------------------------------------------------------------------------------------------------
               Colorado                                                61            41            67             1,400 - 4,000
               Active outdoor lifestyle footwear and apparel.
               --------------------------------------------------------------------------------------------------------------------
               Going to the Game                                       29            --            --               500 - 1,500
               Athletic licensed apparel.
===================================================================================================================================
Northern       Northern Reflections                                   582           226            39             1,500 - 5,000
Group          Exclusive casual apparel for women.
940 Stores     --------------------------------------------------------------------------------------------------------------------
               Northern Getaway                                       194           146            75             1,500 - 2,500
               Exclusive casual apparel for children.
               --------------------------------------------------------------------------------------------------------------------
               Northern Elements                                      102            71            70             1,500 - 2,500
               Exclusive casual apparel for men.
               --------------------------------------------------------------------------------------------------------------------
               Northern Traditions                                     62            38            61             1,500 - 2,500
               Exclusive dressy non-formal apparel.
===================================================================================================================================
Other          Afterthoughts                                          773           128            17               800 - 2,000
Speciality     Fashion jewelry, accessories, cosmetics and gifts.
Group          --------------------------------------------------------------------------------------------------------------------
1,424          Randy River                                             67            20            30             1,000 - 1,800
Stores (2)     Trendsetting apparel and accessories.
               --------------------------------------------------------------------------------------------------------------------
               San Francisco Music Box                                168            15             9               800 - 1,500
               Unique musical giftware.
               --------------------------------------------------------------------------------------------------------------------
               Weekend Edition                                        109            82            75             1,000 - 2,500
               Exclusive casual apparel for women.
               --------------------------------------------------------------------------------------------------------------------
               Williams/Mathers/Jensens                               307            73            24             1,200 - 2,300
               Family shoe stores.
               --------------------------------------------------------------------------------------------------------------------

(1)  New or remodeled during last four years.

(2)  Includes open stores in discontinued operations.



(2) | VENATOR GROUP, INC.

                                    [GRAPHIC]

A Message from the Chairman

================================================================================

"Today we are a more focused Company, poised to regain profitable top-line growth momentum in our core businesses."

     The year 1998 certainly proved to be difficult for retailers in the athletic industry. Despite the challenges, the year was pivotal for Venator Group. The sale of our German general merchandise business and the closing of our Specialty Footwear operations during 1998 completed the last major component of our repositioning strategy that we began in 1995. It's important to note just how much we have accomplished in the last four years. We eliminated 27 non-strategic businesses around the world and closed or sold 3,846 stores, generating nearly $1 billion in cash proceeds. We reduced debt, net of cash by 48 percent, from $1.1 billion to $574 million. We upgraded the real estate of our core specialty businesses by designing new store prototypes and opening or renovating over 2,300 stores, representing 38 percent of our total store base. We strengthened our global organization. We consolidated our world-wide distribution center infrastructure from 17 to 7 centers. We significantly improved information systems and we drastically reduced old inventories and operating costs.

     However, despite the progress made, our financial performance in 1998 was a disappointment, particularly for our athletic group of stores. A number of issues impacted the year. Some were common to the athletic industry at large, others specific to our operations.

     Industry issues included a shift in consumer preferences away from high-end performance footwear, our core strength, to more moderately priced styles. Demand for branded and licensed apparel significantly declined and the industry was saturated with close-out inventories, which led to a highly promotional selling environment. Additionally, the decline in Asian tourism impacted our stores in Hawaii, the West Coast and key European cities.

     The internal issues related primarily to an ambitious real estate effort, which recognized an urgent need to modernize our core athletic stores to maintain our competitiveness, as well as take advantage of an unique real estate opportunity relating to 155 new stores at former general merchandise locations.

     As 1998 progressed, our real estate team became overwhelmed with projects scheduled for completion. Commendably, they completed over 1,100 of these projects. Nevertheless, new store openings and renovations became delayed, which caused inventories to escalate. This situation forced us to embark on a major inventory reduction program to ensure inventories were positioned properly for 1999, which impacted our profitability.

     The good news is that industry inventory levels have stabilized and we are comfortable that the oversupply situation that caused markdowns in 1998 is unlikely to recur in 1999. Innovative, high-ticket products continue to sell extremely well in the marketplace. Enthusiasm for professional sports and the "athletic look" is resurging with the resolution of the NBA lockout and the advent of the Year 2000 Olympics.

     Last year, we introduced new store prototypes for seven of our businesses N Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs Sports, Northern Experience, Afterthoughts and Colorado. The new store designs are larger N many are double the size of existing stores, which are undersized by today's standards.

     We are filling these new stores with a wider assortment of exclusive and proprietary product, and have implemented an aggressive strategy to work more closely with vendors on exclusive offerings. We want more items like Nike's "Tuned Air" shoe, a Venator Group exclusive that was an instant success and will continue to deliver significant results into 1999.

     We created a new company, eVenator, Inc., to provide focused management attention on Internet commerce and direct marketing by leveraging Eastbay's existing infrastructure. Last April, we established an extensive presence on the Internet by creating e-commerce Web sites for Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs Sports and Eastbay. Our Internet sales have been very exciting, encouraging us to proceed in its development as an alternative retail channel.


4 | VENATOR GROUP, INC.

================================================================================

[PHOTO]

     Today we are a much more focused Company, poised to regain profitable top-line growth momentum in our core businesses. It has been a long haul, but we will look back on 1998 as the year in which we essentially completed our restructuring, enabling us to shift our efforts from fixing a troubled Company to building a dynamic one.

     Tremendous growth opportunities exist in the global athletic market, which is expected to reach $150 billion by the year 2001. We have made a significant investment in our Company and now we expect to maximize that investment and to enhance our global market position.

     We have identified five priorities for 1999 designed to foster growth and continued success.

     1.  Generate  profitable  top-line  sales.  We are focused on driving sales through our existing store base, with more targeted assortments, fresh inventories and enhanced proprietary brand programs. And we will continue to optimize growth opportunities in the under served women's and children's market in the United States as well as the overall market in Europe.

     2. Improve gross margin contribution. We are escalating corporate oversight of receipt flow and inventory management processes and we plan to enhance our promotional product offerings to include value price offerings at full margin. We expect to open 85 percent of our planned new stores by August, minimizing missed sales opportunities and unplanned markdowns and to take advantage of the full fall selling season. And we will utilize our strong supplier relationships to create shorter buying lead times to improve speed to market and reduce fashion risk.

     3. Reduce capital expenditures and improve capital productivity. We have targeted capital spending to $175 million, with a greater proportion of the investment allocated to remodeling and relocation than to new stores, improving productivity in markets in which we currently operate. And we will maximize the value of our former general merchandise locations by determining their highest and best use, and when appropriate, sell the properties to supplement our working capital needs.

     4. Continue to reduce expenses Company-wide. We are committed to reducing corporate and divisional operating expenses by a minimum of $100 million. We are simplifying our organization to cut corporate costs to one percent of sales by 2001. We have established a Corporate Shared Services division to identify and implement sustainable cost reductions.

     5. Build a world-class organization. We are implementing best practice tools for merchandising and training throughout our organization and continue to raise the organizational capability bar with existing and new talent.

     Venator Group stands on the threshold of an exciting future. Our 75,000 passionate associates have worked hard to create a solid financial and operational foundation that will begin to payoff in 1999. We can not thank them enough for their efforts.

     We are moving into a new phase, one that will see us focus more closely on the quality of the shopping experience consumers have in our stores. We are unified by a single, clear sense of our mission and what it takes to succeed. Every store and employee is vital to that success. The entire organization is finally moving in the same direction, together as an integrated, global company.


/s/ Roger N. Farah
-------------------
Roger N. Farah
Chairman of the Board and Chief Executive Officer

April 14, 1999


                                                         5 | VENATOR GROUP, INC.

A Message from the President

================================================================================

"...We continued a cycle of investment in our business, committing nearly $1 billion over the past four years to new stores, remodels and infrastructure."

     Venator Group faced many challenges in 1998. Nevertheless, we succeeded in reaching our repositioning goals designed to focus the Company strategically on its most productive specialty retailing operations. These multi-faceted programs required significant Company resources in terms of personnel, expense and time. We now can more narrowly focus on our remaining businesses, particularly our industry-leading athletic group of retail stores.

     During 1998, we undertook a number of significant asset sales and dispositions, including the sale of our 357 store German general-merchandise operations. It took three years and a great deal of effort to turn this business from a loss to a profit maker. Venator's commitment to bringing Germany back to profitability yielded net proceeds of $495 million.

     As part of our repositioning to focus on the athletic footwear and apparel categories, we moved out of the Specialty Footwear business, shutting down 467 Kinney Shoe stores and 103 Footquarters stores in the United States. After taking a good hard look at the long term viability of the business it became clear that neither Kinney nor Footquarters would return to profitability in the near future or meet our stated standard for return on investment. The discontinuance resulted in an after-tax charge of $160 million, or $1.18 per share.

     Other non-strategic asset actions in 1998 included the sale of six full-line Garden Center nursery stores in California, and the shut-down of the 83 store Canadian Kinney Shoe operation, the 11 store Randy River specialty store operations in the United States and the Eagle Rock Factories in the United States that served Kinney and Footquarters.

     Finally, at the end of 1998, we sold our Corporate Headquarters, the historic Woolworth Building in New York, for $137.5 million in gross proceeds. The building remains our corporate headquarters, as it has been since its construction in 1913, although we are now occupying four floors versus eight.

     In 1998 we continued a cycle of investment in our business that began four years ago, committing nearly $1 billion over that period to new store openings, remodels and relocations, a redefined logistics infrastructure, and developing entirely new information systems and processes. Last year, we invested $549 million in capital expenditures, $417 million of which was for 1,110 new and remodeled/relocated stores. We also closed 343 underperforming stores from continuing operations. By the year 2001, more than 50 percent of our stores will be less than four years old.

     We also acquired Athletic Fitters, a mall-based athletic footwear and apparel retailer with 94 stores in 17 Midwestern and Western states. This was an excellent fit to our existing athletic business. Almost half the Athletic Fitters stores are located in key secondary markets not currently served by a Foot Locker store. In malls where both Foot Locker and Athletic Fitters have stores, we converted the acquired store to a new larger Foot Locker and used the existing location for either a new Lady Foot Locker or Kids Foot Locker.

     The closing of our Specialty Footwear operations provided a unique opportunity to further develop our outlet strategy with additional real estate. We have taken 29 former Footquarters locations and 40 existing Foot Locker and Champs Sports outlet stores and launched a new outlet strategy that provides us with a new avenue to clear aged product. More importantly, the outlet strategy will keep our concept stores filled with fresh, trend-setting merchandise.

     These new outlet stores round out our range of retail formats in two important ways. First, by offering quality products for the more value-conscious consumer, we are broadening our customer base. At the same time, it provides us with an opportunity to compete in the increasingly important off-price segment of the athletic business.

     Our primary logistics project in 1998 was the construction of a 250,000 square foot European Distribution Center in Heijen, the Netherlands, which opened in March 1999. This new state-of-the-art facility will have a major impact on how we do business across Europe. Currently,


6 | VENATOR GROUP, INC.

================================================================================

[PHOTO]

we have 281 stores in Europe and that number is expected to grow significantly during the next several years. The center employs PkMs, a pick management system that tracks the receipt of all goods, which will improve service levels to our stores. Its cross-dock functionality will allow us to keep a constant flow of fresh, new product into our stores within days, not weeks, of receipt.

     In North America we have streamlined our warehouse operations down from 14 to 5 facilities. Our largest center in Junction City, Kansas supports the "Lockers." Maumelle, Arkansas is the home of our Champs Sports facility; Wausau, Wisconsin is domicile for Eastbay; Milton, Ontario supports the Northern Group; while Afterthoughts and San Francisco Music Box utilize a facility located in Milwaukee, Wisconsin. PkMs has been installed in the Milton facility and the next implementation of PkMs is scheduled at Junction City this winter.

     Less visible than our real estate work is the continued investment in new information systems to make us more competitive. Including 1999, in the last three years we will have invested $160 million to upgrade system applications, including merchandising, buying, logistics, human resources, and finance.

     We also launched Merchandise 2000, or M2K, as a pilot program at Foot Locker. M2K allows us to reinvent and streamline our merchandising processes and to get most-wanted merchandise to our customers faster than ever before.

     M2K is an integrated and standardized merchandising process that transforms the way goods are purchased, distributed and merchandised throughout the chain. It transforms us into a more analytical, fact-based organization. Here's how M2K works: each of Foot Locker's 14 buyers is teamed with a strategic planning counterpart and a distribution specialist to work together toward mutual goals and objectives. The buyer focuses on product and building the assortment; the planner focuses on the analytical and planning side of the business; the distributor ensures that the assortment is in the correct locations in proper depth. Together they make sure that assortment plans are more formally linked to Foot Locker's financial and merchandise strategy objectives.

     M2K ensures that everyone is working the same way at every step of the process. It forces merchants to take a more proactive approach to trends affecting Foot Locker customers. This emphasis on planning ahead enables us to work more closely with vendors at the front end, resulting in more focused assortments, more singular presentations and more trendy merchandise.

     We expect the M2K process to contribute to improved financial performance through stronger sales, healthier margins and faster inventory turns.

     Continuing Venator's quest to rationalize and simplify our operations N and reduce costs N we created a Corporate Shared Services Division. This group identifies issues that are common across all operating divisions, so that standard procedures and solutions can be transmitted and implemented. We expect that this and other cost control strategies will reduce corporate expenses by $100 million in 1999.

     True to the spirit of sportsmanship embodied by our name, Venator did not lose sight of its goals through this year's difficult and often daunting course of events. We have emerged leaner, fitter, smarter and poised to regain profitable top-line growth in our core businesses.


/s/ Dale W. Hilpert
---------------------
Dale W. Hilpert
President and Chief Operating Officer

April 14, 1999


                                                         7 | VENATOR GROUP, INC.

Global Athletic Group

================================================================================

Foot Locker
-----------

Foot Locker has been a team player with American youth for nearly 25 years. We help them enjoy their active lifestyles with products that are always fresh and new. And they've rewarded us with a loyalty that has made Foot Locker's 1,638 stores America's number one store for athletic footwear and apparel.

     Our new Foot Locker concept stores have forward-looking appeal. Their high-tech, high-impact industrial look communicates energy and excitement. Some have oversized video walls and ceiling-suspended monitors that play a range of product-oriented music videos and inspirational imagery.

     As our core 13 to 19 year old customers apparel needs change, we are evolving with them through an ambitious three-tier apparel strategy:

     The first tier capitalizes on the popularity of the brands, featuring an expanded assortment of athletic inspired apparel from Nike, Adidas, Reebock and others, which incorporate the latest styles and technologies as well as products made exclusively for Foot Locker.

     Second, we've leveraged the Foot Locker name and logo to a new line of Foot Locker Basics - long and short sleeve t-shirts, shorts, nylon windwear, fleece and polar fleece tops and bottoms, all at very attractive price points. When our customers need to coordinate exclusive basic apparel with footwear, they won't have to go anywhere else to find them. With exclusive apparel, Foot Locker is building its own brand equity as it increases the size, breadth and depth of important targeted items.

     The final tier, and our most fashion-forward program, features new trending brands that have instant consumer acceptance not only in urban markets but across main street USA.

     We are linking the Foot Locker name with some of the most respected and popular brands through exclusive licensing agreements. Foot Locker is designing, manufacturing and retailing a new exclusive Champion Footwear line in categories such as running, tennis, basketball, and cross training.

     Our customers are responding enthusiastically. Foot Locker's exclusive launch of Nike's Tuned Air footwear line - which employs a new technology that offers unprecedented cushioning and stability - has been selling at an accelerated rate.

     Our new expanded store allows us to layer in additional assortments, providing new technology, fashion and value.


[PHOTO]
Photo caption: The Foot Locker brand, among the most broadly recognized specialty retail brand in the world, enjoys a 97% name recognition.


8 | VENATOR GROUP, INC.

[FOOT LOCKER LOGO]

o Foot Locker offers the latest in technical performance and athletic inspired products, both branded as well as private label.

================================================================================


[PHOTO]

Photo caption: Exclusive product launches like Nike's Tuned Air are generating consumer excitement and differentiating Foot Locker from its competitors.



                                                         9 | VENATOR GROUP, INC.

[LADY FOOT LOCKER LOGO]


o Lady Foot Locker is the premier retailer of athletic footwear, apparel and related products for today's active woman.

================================================================================

Lady Foot Locker
---------------

There's a new energy today at Lady Foot Locker. Women shop confidently with us because we offer them products that help them achieve their personal best.

     Our 694 stores across the United States, Hawaii and Puerto Rico is the only national specialty store chain that specializes in women's athletic footwear and apparel for a variety of sports including running, basketball and aerobics, cross-training, walking and tennis. We also offer a distinctive selection of accessories such as socks, bags, sports bras, headbands, backpacks, caps and visors.

     Lady Foot Locker offers the largest assortment of major brands, including Nike, Reebok, Adidas, New Balance, K-Swiss, DKNY, Fila, Saucony, Ryka, Asics, Champion, and Converse, as well as our own popular Actra brand.

     Women's participation in sports and fitness is growing. In 1972, 1 in 27 girls played high school sports. Today that ratio is one in three.

     Our sales associates are trained to bring a personal perspective to their work. Many are athletes who know and understand women's athletic needs. Our customers can rely on this expertise to help select the right products to give them optimum performance.

     Our customers have also come to rely on the success of our growing range of exclusive apparel that not only fits their active lifestyle, but also color coordinates with their footwear purchase.

     Lady Foot Locker recognizes that even though our customers have an active lifestyle, they appreciate a relaxed shopping experience. The new Lady Foot Locker store prototype takes a decidedly calmer approach, creating a soothing, spa-like shopping environment that speaks to our customers' physical and emotional well-being.

     With double the sales space of the earlier format, the prototype unit presents an expanded array of product lines, including an attractive assortment of bath and body products, as well as branded eyewear, watches, exercise bags and accessories.

     Marking an even more dramatic departure from its traditional offerings, the new Lady Foot Locker concept presents health-conscious women with a wide selection of exercise and fitness literature, including videos, books and magazines.

     Lady Foot Locker is proud of our customers' loyalty and confidence. Our brand is dedicated to serving them as a complete athletic store for women.

[GRAPHIC]

[PHOTO CAPTION]

Over 50% of Lady Foot Locker merchandise is unique to our stores, an accomplishment made possible by strong supplier relationships.




10 | VENATOR GROUP, INC.

[KIDS FOOT LOCKER LOGO]


o Kids Foot Locker offers the largest selection of exclusive brand name and proprietary merchandise for infants, boys and girls.

================================================================================

Kids Foot Locker
----------------

Every parent knows how active even the youngest kids can be, and at Kids Foot Locker, we want to make sure children get the most out of their active young lives.

     Kids Foot Locker is the only national specialty store for children's athletic footwear and apparel, with 369 stores in the United States, Hawaii and Puerto Rico. We've successfully leveraged Foot Locker's world-class format to satisfying the need for children's shoes. Our customers expect something special at Kids Foot Locker. We have the exciting new technology, fashion and value that only a market leader can provide.

     This year, Nike and Adidas have created new technology for first walkers that will launch exclusive to Kids Foot Locker. We want customers to start at our store and stay with us as their children grow. Unlike many chains where the parent fits the shoe to their child's foot, we offer both exciting products and superior service that build customer loyalty. Our sales people are highly trained to fit the children and to interact with both children and parents.

     No other specialty retailer can match our unique assortment of shoes for kids, including brands such as Nike, Reebok, Adidas, Fila Airwalk, Vans and Skechers. We even sell canvas casuals, sandals, boots and other lifestyle footwear for kids from the major athletic brands.

     Clothing at Kids Foot Locker includes branded and licensed wind suits, outerwear, fleece, T-shirts, shorts, skirts, infant wear, caps, socks, plus backpacks and sports duffels and a full line of shoe care accessories. Our popular line of replica jerseys feature NFL, NBA and Major League Baseball logos.

     This year we launched a baby boom all our own with our new, larger Kids Foot Locker store prototypes. The design evokes a child's fantasy toy closet, with oversize models of sports equipment in bright colors placed throughout the store. The motif adds lots of excitement to the many colorful displays.

     The new stores also feature a cushioned area for jumping and an in-store video system that shows kaleidoscopic images of the merchandise sold in the store. It's all part of our strategy to make shopping a fun experience for kids.

     At Kids Foot Locker, kids are every bit as important to us as their parents. We want them to enjoy authentic athletic product that is always appropriate to their age and needs. We know that if we serve them well, they will be Foot Locker customers for life.

[PHOTO]
Photo caption:  Our store portfolios are  distinctive,  such as Kids Foot Locker
where   tailored   merchandise   assortments   and  unique  store   environments
specifically target today's youth.


                                                        VENATOR GROUP, INC. | 11

================================================================================

Foot Locker International
-------------------------

     At Foot Locker International we've learned that people around the world are more alike than different. When it comes to casual active lifestyle footwear and apparel, Foot Locker International speaks a universal language.

     We've succeeded in becoming the largest international athletic and active lifestyle specialty retailer by offering our customers consistent high-quality assortments in all our markets. Foot Locker International today has nearly 500 stores in 13 countries: Canada, Australia, Japan, Austria, Belgium, Denmark, England, France, Germany, Italy, Luxembourg, the Netherlands and Spain.

     Our international customer looks to us for classic styles from Adidas, Nike and other leading manufacturers, as well as popular regional brands such as Buffalo in Northern Europe. And we're complementing this core business with new offerings from Foot Locker Basics and other exciting exclusive products.

     Internationally, Foot Locker continued to build momentum in 1998. We implemented a completely new software system that directs all major warehouse operations, enabling us to deliver a constant flow of fresh, new product to stores within days of receipt. It was piloted in our Canadian service center and is next being introduced in Europe. And we implemented standard operating procedures across the division, ensuring consistency and quality throughout.

     In Europe we expanded to Austria and Denmark, bringing our total number of European stores to 281. We also put the finishing touches on our new European Service Center in Heijen, The Netherlands. This facility revolutionizes our warehousing, fulfillment and customer service capabilities on the continent, and provides the infrastructure for our continued growth.

     Foot Locker Australia modernized and expanded 4 stores and opened 8 additional units in the larger prototype, for a total of 56 units. Foot Locker Japan opened its fifth store, in Osaka, heralding the chain's first expansion outside Tokyo.

     Foot Locker Canada continued a strong pace of store openings and remodelings, and introduced several marketing initiatives with strong regional appeal, such as a special order program that allows shoppers to buy hockey and football jerseys in selected locations.

     Foot Locker is truly a global success story. Our distinctive black-and-white striped logo symbolizes the spirit of sportsmanship around the world. We have succeeded because we continue to connect our customers to the attributes of achievement, through products whose appeal transcends national boundaries.

[GRAPHIC]

Australia 56
Austria 4
Belgium 11
Canada 152
Denmark 1
England 30
France 32
Germany 88
Italy 48
Japan 5
Luxembourg 2
Netherlands 40
Spain 25

[PHOTO]

Photo caption: Our worldwide staff, including those in our recently opened downtown Tokyo store, are trained to ensure that all customers receive prompt, personalized attention.



12 | VENATOR GROUP, INC.

[FOOT LOCKER LOGO]

o Foot Locker International takes the spirit of our American brand worldwide offering the latest in athletic inspired products.

================================================================================

[PHOTO]

Photo caption: We have been international since 1909. Every store in our real estate network, such as this store in Osaka, Japan, provides us with the ability to better understand and respond to regional and worldwide differences in consumer tastes and fashion trends.


                                                        VENATOR GROUP, INC. | 13

[CHAMPS LOGO]

o Champs Sports offers the latest in both branded and exclusive label athletic footwear, apparel and sporting goods.

================================================================================

Champs Sports
-------------

Sports is serious fun at Champs Sports. We provide enthusiasts of all kind -- from the active participant to the all-important athlete -- with the latest trends in authentic sports-oriented lifestyle apparel, footwear and equipment.

     Our key customers, 12 to 25 year old males, view sports as a social activity as well as a competitive one. To better serve them, our product mix includes sports merchandise, with a selective range of athletic equipment offerings. This enables us to drive customer interest by keeping stores filled with fresh concepts in athletic inspired activewear.

     The new Champs Sports stores reflect this positioning. They recreate the look of an old-fashioned gymnasium, with leather-like wrapped poles, large gym-style windows and floors with both wood and concrete textures. Giant photo murals show people having fun while participating in recreational sports.

     Since one-third of our customers are women, the new stores also feature our first-ever women's department. With an emphasis on fitness, they feature a broad assortment of apparel for running and exercise.

     We've also tripled the amount of store space devoted to footwear, with greater emphasis on running styles as well as basketball and casual shoes.

     Champs Sports now stocks more national and private brand goods in all apparel categories. Along with flagship national brands such as Nike, Adidas and Reebok, customers have a greater choice of goods bearing our own brand names.

     In addition to our popular Champs Sports line, we launched a new exclusive label this year, called O.U.T., for Outdoor Urban Terrain. The O.U.T. line features technically sound, functional apparel ranging from fleece tops and bottoms to jackets and backpacks.

     We've narrowed our mix of sports equipment, with a more dominant presentation of hardlines like fitness equipment, but with fewer categories in a smaller area. Our new stores employ cross-merchandised vignettes, bringing together hardlines, apparel and footwear to create a total sports story.

     We're telling our story to consumers through our first-ever national television campaign, "Champs Cam," which launched in August 1998, just in time for the back-to-school season. Catering to our hip, young and predominately male audience, the commercials feature a video technique sometimes used in sports broadcasting that enables viewers to become part of the action. The ads feature merchandise from Nike, Adidas and Reebok, as well as the new O.U.T. brand.

     Our new identity is summed up by the campaign's tag line:  "Champs  Sports:
When you really live sports."


[PHOTO]
Photo caption: Shoppers can find the coolest sports gear at Champs Sports which features the hottest brands, latest blades and boards and great accessories too.


14 | VENATOR GROUP, INC.

[ EASTBAY LOGO]

o Eastbay is the largest direct marketer of athletic goods through catalogs and the internet.

[COLORADO LOGO]

o Colorado offers top quality name brand and exclusive merchandise for the active outdoor consumer.

================================================================================

eVenator and Eastbay
--------------------

In March 1999 eVenator, Inc. was formed to assemble a strong internet business, building on the core distribution competencies we have in Eastbay, the leading direct marketer of athletic footwear, apparel and equipment.

     eVenator provides focused management to accelerate the development of our direct marketing effort via the Internet, where last April we launched five Websites featuring items for sale from the Eastbay catalog as well as from the three Foot Locker formats and Champs Sports. These commercial sites are far beyond anything yet seen in the retail sports community.

     Internet sales represent an enormous growth opportunity for Venator Group's retail concepts, particularly among our target consumer. Eastbay is one of the few direct marketers that can provide security, online verifications of inventory availability and a real-time shopping experience.

     Acquired in 1997, Eastbay's distinctive full color catalogs market a broad selection of athletic products primarily to 12 to 24-year olds who participate in organized athletics. Eastbay has an active list of over 10 million households and will mail 80 million catalogs in 1999. Ninety-five percent of approved orders ship within 24 hours of receipt, with 99 percent accuracy. Our 82,000 stock-keeping units offer the industry's largest assortment of sports-specific products.

     Eastbay's direct marketing expertise strengthens our bonds with customers by providing insight into their needs and giving us more opportunities to engage them.


Colorado
--------

Colorado appeals to the active outdoor enthusiast of every age and ability. Our stores offer technically inspired performance sportswear, footwear and accessories with an emphasis on quality construction, functionality and exclusivity. Colorado features leading brand names such as The North Face and Timberland, as well as Colorado branded goods.

     In the past year, Colorado has developed a wide range of exclusive assortments across a number of categories. These complement existing brand-name goods and offer customers more choice and better value.

     Our manufacturing processes use the latest technology. An innovative product data management software system lets developers at Colorado electronically design and e-mail factory ready specifications to manufacturers overseas without leaving their desks.

     This ensures quality and builds value into all Colorado products.


[PHOTO]

Photo caption: Young athletes who know what they need to perform and reach their goals turn to Eastbay for a wide array of products.


[PHOTO]

Photo caption: Colorado's innovative store environment projects the authenticity of Colorado's own brand label and showcases an impressive assortment of leading brands.

                                                        VENATOR GROUP, INC. | 15

Northern Group

================================================================================

Northern
--------

The Northern Group is a Canadian-based casual apparel chain with 940 stores in major shopping malls across Canada and the United States. We offer quality exclusive merchandise at excellent prices in four distinct retail concepts:

     Northern Reflections, a leader in women's casual outdoor clothing, is committed to delivering a unique range of classic, functional yet moderately priced apparel. Our attractive product mix and outstanding customer focus builds strong relationships with our core customers, 25 to 45 year old suburban family-oriented women.

     We clearly communicate our customer-oriented philosophy in the "Satisfaction Guarantee" posted in every store. Northern Reflections offers an unconditional commitment on all garments, an assurance of quality, an exceptional level of customer service and unparalleled value.

     Northern Getaway carries lifestyle apparel for kids, reflecting the fun and excitement of the outdoors. Northern Getaway targets the children ages 6 to 12 of our adult Northern customer, with an emphasis on back-to-basics value.

     All Northern Getaway garments are designed to play hard and look great, made to fit better and last longer. Most are preshrunk or shrink-resistant and come with our unconditional guarantee.

     Our store image captures fond memories of "The Great Outdoors." Design elements such as a tree house, cabins, bunk beds, "outhouse" changing rooms, trees, tents and raft-ing table, depict fun and adventure.

     Northern Traditions caters to the professional woman with coordinates for dressy, non-formal occasions. Many of our customers also shop at Northern Reflections. Our classic, timeless, yet pleasantly contemporary product styling offers customers a fashion solution for the dressy part of their wardrobe. A consistent value package and superior service supports our Traditional Values Guarantee.

     Northern Elements extends the Northern concept to menswear. Our typical customer is the twenty-plus suburban male, often the counterpart of the Northern Reflections shopper. We feature high-quality clothing for everyday and casual Friday that embodies the spirit of the North American outdoors.

     In 1998, The Northern Group launched a new retail format, "The Authentic Northern Experience." It unites our four concepts N Northern Reflections, Northern Getaway, Northern Traditions and Northern Elements N in a single, contiguous mall space, providing greater cross-shopping opportunities and operating efficiencies.


[PHOTO]

Photo caption: Our new Authentic Northern Experience stores, ranging in size up to 10,000 square feet, provide one-stop shopping for the entire family.


16 | VENATOR GROUP, INC.

[NORTHERN REFLECTIONS LOGO]
[NORTHERN GETAWAY LOGO]
[NORTHERN TRADITIONS LOGO]
[NORTHERN ELEMENTS LOGO]

o Northern offers a unique range of exclusive casual apparel for men, women and children.

================================================================================

[PHOTO]

Photo caption: Unique Northern merchandise, featuring detailed embroidery and silk screening, are sought by our loyal, family-oriented consumer.


                                                        VENATOR GROUP, INC. | 17

Other Specialty Group

================================================================================

Afterthoughts
-------------

For the latest in fashion accessories and personal care products, today's young shopper visits Afterthoughts. Our 773 stores offer an assortment that is all our own. We design most of our merchandise in-house and roll it into every store on a monthly basis: jewelry, fashion accessories, cosmetics, bath and body products and gifts. Always fresh, and in the cutting-edge styles teens and pre-teens demand.

     This year we quadrupled the space devoted to our successful exclusive bath and body product line. We now offer four distinct private brands, all originated by Afterthoughts' product-development team. Each brand has its own image to address the needs of the various age groups that shop the stores: Princie, for our youngest customer; Cuddle Club, for preteens; Rain Dance, for 13 to 19 year-olds; and a new aromatherapy line for older teens and "young" thinking moms.

     Afterthoughts builds customer loyalty through its fun, casual shopping environment. We provide ample try-on zones and extra services such as free ear piercing. Our sales associates actively advise customers on their fashion choices, fostering confidence, trust and repeat visits.

     The new millenium store concept adds dramatic street appeal. It embodies the excitement of being backstage at a rock concert. Against a backdrop of music videos that complement the merchandise, the "creating a show" theme reflects the customer's sense of creating a look just for herself. Currently in 121 stores, we are adding 50 more in 1999.

     These new stores nearly double our square footage and enable Afterthoughts to serve to our primary female audience better while offering an inviting environment to our growing number of male customers. Our combination of fashion-right and constantly new product in a distinctive, destination shopping environment makes Afterthoughts the fashion headquarters for America's trend-conscious teens.

San Francisco Music Box
-----------------------

Discerning shoppers across America rely on The San Francisco Music Box and Gift Co. for unique gift items for home and office.

     In 1998 we expanded our product assortment for stronger year-round appeal, adding general gift mer chandise to our signature musical gift items; and we changed our name to signal this new broader focus to customers.

     We now offer a range of home-decor and tabletop accessories, such as fine glassware, candles and potpourri, chosen to fit our customers' casual, eclectic lifestyles. A new line of gifts for men, featuring a range of golf-related and desktop items, lets customers do more shopping with us. Exclusive merchandise based on national licenses plays a growing role in our product mix. In 1998 we added exclusive items featuring the Muppets characters and Raggedy Ann and Andy to our other licensed exclusives such as Betty Boop and National Geographic. Our expanded product range, flexible store formats and emphasis on exclusive merchandise position us well in the specialty gift category.


[PHOTO]

Photo caption: "Backstage" make up tables at our new Afterthoughts millennium stores provide interactive excitement and fun for teens. [PHOTO]

18 | VENATOR GROUP, INC.

[AFTERHOUGHTS LOGO]

o Afterthoughts offers the latest in fashion jewelry, accessories, cosmetic and gifts for today's pre-teen, teenage girls, and young women.

[SAN FRANCISCO MUSIC BOX LOGO]

o The San Francisco Music Box specializes in unique musical giftware in an enchanting shopping environment.


[PHOTO]

Photo caption: Afterthought's bath and body products, cosmetics and fashion accessories provide today's trend-conscious teens with what they are looking for, showcased in a distinctive shopping environment.

                                                        VENATOR GROUP, INC. | 19

                                    [PHOTO]

Financial Report

================================================================================

Sales
(in billions)

94                                                                        $  4.5
95                                                                           4.4
96                                                                           4.5
97                                                                           4.6
98                                                                           4.6
--------------------------------------------------------------------------------

Debt, net of cash
(in millions)

94                                                                        $1,104
95                                                                           597
96                                                                           322
97                                                                           446
98                                                                           574
--------------------------------------------------------------------------------

Income from Continuing Operations
(in millions)

94                                                                        $   23
95                                                                            29
96                                                                           209
97                                                                           213
98                                                                             3
--------------------------------------------------------------------------------

Capital Expenditures
(in millions)

94                                                                        $  116
95                                                                            70
96                                                                            86
97                                                                           249
98                                                                           549
--------------------------------------------------------------------------------

Contents


Management's Discussion and Analysis of
   Financial Condition and Results of Operations 22
Management's Report 28
Independent Auditors' Report 28
Consolidated Statements of Operations 29
Consolidated Statements of Comprehensive Income (Loss) 29
Consolidated Balance Sheets 30
Consolidated Statements of Shareholders' Equity 31
Consolidated Statements of Cash Flows 32
Notes to Consolidated Financial Statements 33
Five Year Summary of Selected Financial Data 47
Board of Directors 48
Corporate and Operating Officers 48
Corporate Information 49



                                                        VENATOR GROUP, INC. | 21

Management's Discussion and Analysis of Financial Condition and Results of Operations

================================================================================

The Company operates in two reportable business segments, the Global Athletic Group and the Northern Group. The Global Athletic Group is the largest athletic footwear and apparel retailer in the world, whose major formats include Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs Sports and Colorado. The Global Athletic Group also includes Eastbay, the largest direct marketer of athletic footwear, apparel and equipment in the United States. The Northern Group consists of four apparel formats: Northern Reflections, Northern Traditions, Northern Getaway and Northern Elements. The remainder of the Company's operations are grouped in the "All Other" category, which includes the Afterthoughts format and The San Francisco Music Box and Gift Company. In the third quarter of 1998, the Company discontinued its Specialty Footwear and International General Merchandise segments and, accordingly, prior year financial information has been restated.

     A  summary  of  sales  by  segment,  after  reclassification  for  disposed
operations   (representing   businesses   closed  other  than  the  discontinued
businesses) is as follows:

(in millions)                                 1998           1997           1996
--------------------------------------------------------------------------------
Global Athletic Group                       $3,753         $3,746         $3,622
Northern Group                                 415            455            426
All Other                                      383            380            383
Disposed operations                              4             31             73
--------------------------------------------------------------------------------
                                            $4,555         $4,612         $4,504
================================================================================

A summary of operating results (excluding corporate expense, corporate gains on real estate, interest expense and income taxes) by segment, reconciled to income
(loss) from continuing operations before income taxes, is as follows:

(in millions)                                      1998        1997        1996
--------------------------------------------------------------------------------
Global Athletic Group                             $  12       $ 376       $ 466
Northern Group                                      (26)         40          42
All Other                                            10           3          (1)
--------------------------------------------------------------------------------
Operating profit (loss) from
   ongoing operations                                (4)        419         507
Disposed operations                                  17          (1)        (49)
--------------------------------------------------------------------------------
   Total operating profit                            13         418         458
Corporate expense, net                                8          50          60
Interest expense, net                                44          35          50
--------------------------------------------------------------------------------
   Income (loss) from continuing
     operations before income taxes               $ (39)      $ 333       $ 348
================================================================================

Sales
--------------------------------------------------------------------------------

Sales of $4,555 million in 1998 decreased 1.2 percent from sales of $4,612 million in 1997, reflecting the impact of 294 additional stores offset by a comparable-store sales decline of 5.5 percent. The impact of foreign currency fluctuations and disposed operations did not have a significant impact on sales in 1998.

     Sales of $4,612 million in 1997 increased 2.4 percent from sales of $4,504 million in 1996, reflecting the impact of 181 additional stores, offset by a comparable-store sales decline of 4.0 percent. Excluding disposed operations and the effect of foreign currency fluctuations, 1997 sales increased by 4.4 percent as compared with 1996.

     The 1997 reporting year included 53 weeks compared to 52 weeks in the 1998 and 1996 reporting years. The impact on sales and operating results of the additional week was not significant to 1997.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Difficult industry trends as well as internal issues impacted the 1998 financial results. The industry witnessed a major fashion shift away from high-end athletic footwear to more moderately priced footwear, as well as weak branded and licensed apparel sales. Internal factors contributing to the decline include delayed store openings that resulted in escalating inventories and increased markdowns.

Gross Margin

Gross margin declined to 26.8 percent in 1998 compared to 32.2 percent in 1997 primarily reflecting aggressive markdown activity in order to clear excess or slow-selling inventory. The effect of taking these markdowns was to position inventories properly for the upcoming year, and to enhance the Company's competitiveness. Gross margin in 1997 remained consistent compared to 32.9 percent in 1996.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A") increased by $158 million in 1998 compared to 1997. The increase was primarily attributable to the incremental costs related to additional stores. SG&A also included a $28 million before-tax ($17 million after-tax) asset impairment charge; the 1997 charge was not significant. SG&A in 1997 increased by $33 million as compared with 1996; however, as a percentage of sales, SG&A remained consistent.

     Corporate expense totaled $90 million, $62 million and $60 million for 1998, 1997 and 1996, respectively. The 1998 increase was attributed to several factors, including $16 million for the installation of the Company's comprehensive information computer system ("ECLIPSE") and Y2K costs of $3 million. In addition, costs associated with reducing the size of the corporate office were $3 million. Corporate income totaled $82 million in 1998 and $12 million in 1997, representing income on sales of corporate properties and the sale of a vacant distribution center in 1997. Included in 1998 is income of $73 million, representing the portion of the gain recognized in the current year on the sale of the corporate headquarters, the Woolworth Building.

Operating Results

Operating profit declined to $13 million in 1998 compared to $418 million in 1997. Ongoing operations reported a loss of $4 million in 1998 as compared with a profit of $419 million in 1997.

22 | VENATOR GROUP, INC.

================================================================================

These declines in 1998 resulted from decreases in gross margin, primarily in the Global Athletic Group. Operating results for 1998 included a total reduction of $3 million in the 1991 restructuring reserve and the 1993 repositioning reserve; operating results for 1997 included a total reduction of $22 million in these reserves. These adjustments were made to revise original estimates based on actual experience to date. The Company reported operating profit of $418 million in 1997, compared to $458 million in 1996. The decrease was primarily the result of increased markdowns.

Interest Expense, Net

($ in millions)                                        1998      1997      1996
--------------------------------------------------------------------------------
Interest expense, net of interest income             $   44    $   35    $   50
Weighted-average interest rate
   (excluding facility fees):
     Short-term debt                                    6.2%      6.3%      6.1%
     Long-term debt                                     7.7%      8.0%      7.7%
     Total debt                                         7.1%      7.9%      7.5%
Short-term debt outstanding during the year:
     High                                            $  695    $  207    $  302
     Weighted-average                                $  291    $   22    $  101
--------------------------------------------------------------------------------

Interest expense, net of interest income, increased by 25.7 percent in 1998 as a result of increased borrowings under the Company's revolving credit facility, which was partially offset by interest income of approximately $7 million related to a franchise tax settlement.

     In 1997, interest expense, net of interest income, was 30.0 percent less than in 1996, primarily as a result of lower weighted-average short-term debt and reduced facility fees. Weighted-average short-term debt in 1997 was $79 million, or 78.2 percent, less than in 1996. In early 1997, the Company reduced the amount of its revolving credit facility from $1 billion to $500 million.

Income Taxes

The change in the 1998 effective tax rate compared to the 1997 rate primarily reflected the impact of utilizing available foreign tax credits as a result of the sale of various businesses and assets, offset by the impact of non-deductible items, such as goodwill amortization, and a one-time gain on the surrender of company-owned life insurance policies. The 1997 effective tax rate was 36.0 percent compared to 40.1 percent in 1996, reflecting the change in the valuation allowance principally due to the use of state and foreign tax carryforwards.

Store Count

The Company ended the year with 6,002 stores consisting of 3,925 Global Athletic Group stores, 940 Northern Group stores and 1,137 other stores, which included 773 Afterthoughts stores and 168 San Francisco Music Box and Gift stores. During 1998, the Company opened 651 stores, closed 357 stores (including disposed and sold operations) and remodeled or relocated 459 stores.

Disposed Operations
--------------------------------------------------------------------------------

Disposed operations represents those businesses sold or closed other than the discontinued segments and are therefore included in continuing operations. During 1998, the Company sold its Garden Center nursery business and closed its Randy River stores in the United States and its Ashbrooks stores in Canada as part of its continuing program to exit under-performing businesses. In 1997, the Company disposed of Foot Locker in Hong Kong. In 1996, the Company disposed of the Accessory Lady and Rx Place Drug Mart chains in the United States, the Silk & Satin chain in Canada, the Lady Plus and Rubin chains in Germany and Woolworth Germany's investment in the New Yorker Sud business.

Discontinued Operations
--------------------------------------------------------------------------------

In September 1998, the Company discontinued both its Specialty Footwear and International General Merchandise segments. The Company recorded a third quarter charge of $243 million before-tax, or $160 million after-tax, for the loss on disposal of the Specialty Footwear segment. Major components of the charge include estimated outlays for lease liabilities and other occupancy costs of $91 million, operating losses and other expenses during the shutdown period of $68 million, and severance and personnel costs of $19 million. Non-cash charges included asset and inventory write-downs of $65 million. On October 22, 1998, the Company completed the sale of the general merchandise operations in Germany for gross proceeds of $563 million. The net gain on the disposal of the International General Merchandise segment was $174 million before-tax, or $39 million after-tax. The loss from discontinued operations reflects a $17 million after-tax loss for the Specialty Footwear segment and a $9 million after-tax loss for the International General Merchandise segment through the respective measurement dates.

     In 1997, the Company discontinued the Domestic General Merchandise segment and recorded a charge for the disposal of $310 million before-tax ($195 million after-tax). The charge included outlays for lease liabilities and other occupancy costs of $108 million, severance and other personnel related costs of $72 million and non-cash charges to cover asset write-downs of $42 million. Also included in the cost was the charge for liquidation of inventory and other shut down costs. The loss from discontinued operations recorded through July 17, 1997 was $47 million before-tax ($28 million after-tax).

     In the fourth quarter of 1998, the Company recorded income from discontinued operations of $8 million after-tax. This adjustment resulted from revisions to estimates due to better than anticipated results in exiting the Specialty Footwear segment and the sale of certain Domestic General Merchandise properties.

     Prior year financial statements have been restated to present the operating results of these businesses as discontinued operations.


                                                        VENATOR GROUP, INC. | 23

--------------------------------------------------------------------------------

Segments
--------------------------------------------------------------------------------

The results by segment are as follows:

Global Athletic Group

($ in millions)                                  1998        1997         1996
--------------------------------------------------------------------------------
Sales                                         $ 3,753     $ 3,746      $ 3,622
Disposed operations                                --           3           12
--------------------------------------------------------------------------------
   Total sales                                $ 3,753     $ 3,749      $ 3,634
================================================================================
Operating profit from
   ongoing operations                         $    12     $   376      $   466
Disposed operations                                --          (1)          (5)
--------------------------------------------------------------------------------
   Total operating profit                     $    12     $   375      $   461
================================================================================
Sales as a percentage of
   consolidated total                              82%         81%          81%
Number of stores at year end                    3,925       3,625        3,421
Selling square footage (in millions)             8.41        6.36         5.53
--------------------------------------------------------------------------------

The Global Athletic Group, the Company's largest segment, includes the Foot Locker businesses: Foot Locker, Lady Foot Locker, and Kids Foot Locker, as well as Champs Sports, Eastbay and Colorado. The Foot Locker formats are located in North America, Europe, Asia and Australia. Champs Sports operates in the United States and Canada. Eastbay, acquired in January 1997, is the largest direct marketer of athletic footwear, apparel and equipment in the United States. Colorado offers top quality brand name and proprietary merchandise designed for the active lifestyle and outdoor customer in the United States and Australia. The Global Athletic Group's sales totaled $3,753 million in 1998, reflecting 300 additional stores offset by a comparable-store sales decline of 6.1 percent. This decline was primarily attributable to a major fashion shift away from high-end athletic footwear, as well as soft branded and licensed apparel sales.

     Operating profit from ongoing operations in 1998 was $12 million compared to $376 million in 1997. The decline was primarily a result of lower gross margins due to significantly higher markdowns. Oversupplied inventory and a shift in customer preferences from higher priced footwear, particularly basketball, to lower price point product necessitated the higher than normal markdowns. Additionally, in 1998 the Global Athletic Group recorded a $19 million before-tax ($11 million after-tax) asset impairment charge consistent with the Company's impairment of long-lived assets policy.

     In 1997, the Global Athletic Group reported sales of $3,746 million, excluding disposed operations, an increase of 3.4 percent compared to 1996, while comparable-store sales decreased 4.9 percent in 1997. The increase in sales was attributable to 204 additional stores offset by the comparable-store sales decline. Operating profit from ongoing operations in 1997 was $376 million compared to $466 million in 1996. This decline was primarily a result of lower gross margins due to higher markdowns to maintain current inventories.

Northern Group

($ in millions)                                       1998       1997      1996
--------------------------------------------------------------------------------
Sales                                                $ 415      $ 455     $ 426
================================================================================
Operating profit (loss)                              $ (26)     $  40     $  42
================================================================================
Sales as a percentage of consolidated total              9%        10%        9%
Number of stores at year end                           940        827       760
Selling square footage (in millions)                  1.66       1.34      1.27
--------------------------------------------------------------------------------

The Northern Group consists of four formats: Northern Reflections, Northern Traditions, Northern Getaway and Northern Elements. These stores sell specialty apparel in Canada and the United States, specializing in a range of casual and career apparel for women and casual apparel for men and children. Of the 940 Northern Group stores in operation at year end, 428 stores are in Canada and 512 stores are in the United States. The Northern Group sales of $415 million in 1998 decreased 8.8 percent from 1997 and 11.0 percent on a comparable-store basis. Excluding the impact of foreign currency fluctuations, sales decreased by
5.4 percent. This decline is attributable to the impact of a change in merchandise mix and poor performance of the United States stores due, in part, to the unseasonably warm weather.

     Operations in 1998 resulted in a loss of $26 million compared to a profit of $40 million in 1997. This profit decline resulted primarily from increased markdown activity and an asset impairment charge of $7 million before-tax, or $4 million after-tax.

     Sales for 1997 increased by 6.8 percent compared to 1996 as a result of the opening of 85 new stores and comparable-store sales gains of 1.9 percent. Operating profit in 1997 was $40 million as compared with $42 million in 1996, primarily resulting from increased occupancy and wage costs associated with additional stores.

All Other Businesses

The Company's remaining businesses are in the "All Other" category, including the Afterthoughts jewelry format, The San Francisco Music Box and Gift Company format, featuring musical and nonmusical giftware, the Weekend Edition format, featuring women's casual wear and the Randy River format, featuring teen casual wear and accessories.

($ in millions)                                     1998       1997       1996
--------------------------------------------------------------------------------
Sales                                            $   383    $   380    $   383
Disposed operations                                    4         28         61
--------------------------------------------------------------------------------
   Total sales                                   $   387    $   408    $   444
================================================================================
Operating profit (loss)
   from ongoing operations                       $    10    $     3    $    (1)
Disposed operations                                   17         --        (44)
--------------------------------------------------------------------------------
   Total operating profit (loss)                 $    27    $     3    $   (45)
================================================================================
Sales as a percentage of consolidated total            9%         9%        10%
Number of stores at year end                       1,137      1,256      1,346
Selling square footage (in millions)                1.00       1.22       1.22
--------------------------------------------------------------------------------

24 | VENATOR GROUP, INC.

================================================================================

Sales, excluding disposed operations, for 1998, 1997 and 1996 remained consistent for each of the three years. The increase in operating profit from ongoing operations since 1996 was primarily the result of the continued improvement in the Afterthoughts and The San Francisco Music Box and Gift Company formats. The decline in sales from disposed operations in the same periods reflects the divestiture of underperforming formats. Operating results from disposed operations also includes the related shutdown costs of such operations. Disposed operations in 1998 included a $19 million gain on the sale of the Garden Centers nursery business offset by the costs associated with the closing of Randy River stores in the United States and Ashbrooks stores in Canada.

Liquidity and Capital Resources
--------------------------------------------------------------------------------

Cash Flow

Cash used in operations was $11 million in 1998 compared to cash provided by operations of $149 million in 1997. This change reflects the $210 million decline in income from continuing operations in 1998 compared to 1997.

     Cash flow from  operations  of $149  million  in 1997  decreased  from $331
million  in  1996,   resulting   primarily  from  the  increase  in  merchandise
inventories in 1997.

     Cash used in investing activities in 1998 totaled $405 million compared to $377 million in 1997. Cash generated in 1998 primarily includes the proceeds on the sale of the Company's corporate headquarters, the Woolworth Building, of $137.5 million. The cash used in investing activities in 1998 primarily reflects capital expenditures of $549 million, a $300 million increase compared to 1997. The Company's capital expenditures program concentrated on new store openings and remodeling of existing facilities, particularly in the Global Athletic and Northern Groups, which opened in excess of 400 stores. Since 1995, approximately 2,300 stores or 38 percent of the Company's total store base has been opened, remodeled or expanded. Also included in capital expenditures is the cost of the Company's new comprehensive information systems totaling $70 million and $61 million for 1998 and 1997, respectively. Investing activities in 1997 include the acquisition of Eastbay, a leading direct marketer of athletic goods in the United States, for a purchase price of approximately $140 million.

     Cash used in investing activities of $377 million in 1997 increased by $321 million compared to 1996, reflecting the Eastbay acquisition and increased capital expenditures in line with the Company's aggressive capital expenditure program.

     Cash provided by financing activities increased by $238 million in 1998 compared to 1997, which reflects short-term debt borrowings of $250 million in 1998. Cash used in financing activities of $84 million in 1996 primarily reflects repayments of short-term and long-term debt.

     Net cash provided by  discontinued  operations in 1998  represents  the net proceeds from the sale of the German general merchandise operations of $495 million before-tax ($360 million after-tax) offset by the discontinuance of the Specialty Footwear segment, as well as further utilization of the Domestic General Merchandise reserve. The discontinuance of the Domestic General Merchandise segment in 1997 did not require a net outlay of cash, as the proceeds from the sales of inventories exceeded payments required.

     Cash flows from operating activities are expected to be sufficient to cover any short-term debt and the current portion of long-term debt and capital lease repayment obligations, as well as the planned capital expenditures in 1999. Planned capital expenditures for 1999 are approximately $175 million, of which $100 million relates to 350 new store openings and modernization of existing stores and $75 million relates to the development of management information systems, logistics and other support facilities.

Capital Structure

During 1997, the Company amended its revolving credit agreement to reduce the facility from $1 billion to $500 million, available through 2002.

     On March 19, 1999, the Company further amended this revolving credit agreement. In accordance with the amended agreement, the facility was reduced to $400 million, with a further reduction to $300 million by February 15, 2000. If certain assets are sold or debt or equity is issued, the revolving credit agreement may be reduced earlier than February 2000 to $350 million. Under the terms of the amended agreement, the Company is required to satisfy certain financial and operating covenants, which include: maximum ratio of total debt to earnings before interest, taxes, depreciation and amortization, minimum fixed charge coverage ratio, minimum tangible net worth and limits on capital expenditures. In addition, the Company is required to fund the repayment of the 7.0% debentures, which are redeemable in June 2000, by February 15, 2000. This facility is unsecured relating to the Company's inventory; however, it does include collateralization of certain properties as defined in the agreement. The amended agreement also restricts consolidations or mergers with third parties, investments and acquisitions, payment of dividends and stock repurchases.

     Management believes current domestic and international credit facilities and cash provided by operations will be adequate to finance its working capital requirements and support the development of its short-term and long-term strategies. The Company expects to fund the repayment of its $200 million in notes due in June 2000 through future financing and/or asset sales. As of January 30, 1999, $250 million was outstanding under the revolving credit facility.

     The Company has a registration statement filed with the Securities and Exchange Commission, which allows for the additional issuance of up to $360 million of debt securities and warrants to purchase debt securities. Depending on market conditions and capital needs, additional long-term financing may be utilized.

     For purposes of calculating debt to total capitalization, the Company includes the present value of operating lease commitments. These commitments are the primary financing vehicle used to fund store expansion.


                                                        VENATOR GROUP, INC. | 25

================================================================================

     The   following   table  sets  forth  the   components   of  the  Company's
capitalization, both with and without the present value of operating leases:

($ in millions)                                                1998        1997
--------------------------------------------------------------------------------
Debt, net of cash and capital lease obligations (1)          $  574      $  446
Present value of operating leases                             1,630       1,542
--------------------------------------------------------------------------------
   Total debt (1)                                             2,204       1,988
Shareholders' equity                                          1,038       1,271
--------------------------------------------------------------------------------
Total capitalization                                         $3,242      $3,259
================================================================================
Net debt capitalization percent (1)                            68.0%       61.0%
Net debt capitalization percent without
   operating leases (1)                                        35.6%       26.0%
--------------------------------------------------------------------------------
(1)  Represents total debt, net of cash and cash equivalents.

Total debt, net of cash (including the present value of operating leases) increased by $216 million in 1998 and shareholders' equity decreased by $233 million. The decrease in shareholders' equity relates to the current year loss of $136 million, which was reduced by the realization of foreign currency translation gains related to discontinued operations of $149 million.

     The Company's credit ratings have been lowered to BB and Ba3 by Standard & Poor's and Moody's Investors Service, respectively. This change in ratings may increase the Company's future cost of borrowings.

New Accounting Pronouncements
--------------------------------------------------------------------------------

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), in the first quarter of 1998. SFAS No. 130 establishes standards for reporting comprehensive income or loss and its components in the financial statements. Comprehensive income is a more inclusive financial reporting methodology that includes the disclosure of certain financial information that has not been recognized in the calculation of net income or loss, such as foreign currency translations and changes in minimum pension liability which are recorded directly to shareholders' equity.

     In the fourth quarter of 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), and added the required disclosures. This statement supersedes previously established standards for reporting operating segments in the consolidated financial statements.

     Effective February 1, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132"), which revises employers' disclosures about pensions and other postretirement benefits plans and added the required disclosures. SFAS No. 132 does not change the measurement or recognition of those plans.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. The Company will adopt SFAS No. 133 in 2000 and is in the process of evaluating its impact on its financial position and results of operations, which is not expected to be significant.

Seasonality
--------------------------------------------------------------------------------

The Company's businesses are seasonal in nature. Historically, the greatest proportion of sales and net income is generated in the fourth quarter and the lowest proportions of sales and net income are generated in the first and second quarters, reflecting seasonal buying patterns. As a result of these seasonal sales patterns, inventory generally increases in the third quarter in anticipation of increased fourth quarter sales.

Year 2000 Readiness Disclosure
--------------------------------------------------------------------------------

The Y2K issue is the result of computer programs being written using two digits, rather than four, to define the applicable year. Mistaking "00" for the year 1900 could result in miscalculations and errors and cause significant business interruptions for the Company, as well as for the government and most other companies. The Company has instituted a plan to assess its state of readiness for Y2K, to remediate those systems that are non-compliant and to assure that material third parties will be Y2K compliant.

State of Readiness

The Company has assessed all mainframe, operating and application systems (including point of sale) for Y2K readiness, giving the highest priority to those information technology applications (IT) systems that are considered critical to its business operations. Those applications considered most critical to the Company's business operations have been remediated. In-house certification testing of all application systems is currently in progress. Comprehensive testing of the Company's operating systems, software and mainframe application systems will be performed in July and will incorporate a disaster recovery test. Code changes have been made to the merchandising and logistics legacy systems, remediation is complete, and testing is in progress. The necessary enhancements to the point of sale equipment are substantially complete and ongoing testing will enable the commencement of the pilot testing in stores in April 1999.

     Apart from the Y2K issue, the Company has developed and installed throughout its businesses beginning in 1997 an information computer system ("ECLIPSE"), which will be installed in most divisions for the finance and human resources functions during 1999. The ECLIPSE project was undertaken for business reasons unrelated to Y2K. However, the installation of ECLIPSE eliminates the need to reprogram or replace certain existing software for Y2K compliance.

     The Company has compiled a comprehensive inventory of its non-IT systems, which include those systems containing embedded chip technology commonly found in buildings and equipment connected with a building's infrastructure.


26 | VENATOR GROUP, INC.

================================================================================

Management has established the priority of systems identified as non-compliant and ongoing testing and implementation of any changes required for the non-IT systems will be performed throughout 1999. Investigations of the embedded chip systems indicate that Y2K will not affect systems such as heating, ventilation and security in most store locations.

Material Third Party Suppliers

The Company in 1998 purchased approximately 44 percent of its merchandise from one major vendor. As a result, the Company's ability to operate could be materially affected by the non-compliance of this key supplier. Management has determined through several meetings and interviews that the vendor's Y2K readiness program is substantially complete. Electronic Data Interchange software was successfully tested with this vendor and management intends to develop joint contingency plans for distribution and order entry. Management has issued questionnaires to its approximately 20 key vendors to determine their state of readiness. The Company's efforts to obtain written certifications have not been successful, for the most part, and management will continue its efforts to assess the vendors' Y2K readiness through other means. The level of compliance of the Company's major providers of banking services, transportation, telecommunications and utilities is being ascertained and the related risks evaluated.

Y2K Costs

The Company is utilizing both internal and external resources to address the Y2K issue. Internal resources reflect the reallocation of IT personnel to the Y2K project from other IT projects. In the opinion of management, the deferral of such other projects will not have a significant adverse affect on continuing operations. The total direct cost, excluding ECLIPSE, to remediate the Y2K issue is estimated to be approximately $5 million, of which $3 million has been spent in 1998. All costs, excluding ECLIPSE, are being expensed as incurred and are funded through operating cash flows. The Company's Y2K costs are based on management's best estimates and may be updated, as additional information becomes available. Management does not expect the total Y2K remediation costs to be significant to its results of operations or financial condition.

Contingency Plan/Risks

The Company is in the process of developing contingency plans for those areas that might be affected by Y2K. Although the full consequences are unknown, the failure of either its critical systems or those of its material third party suppliers to be Y2K compliant would result in the interruption of the Company's business, which could have a significant adverse affect on its results of operations or financial condition. If the distribution channels were to be disrupted, alternative methods of delivering merchandise to both the Company's stores and its customers will exist. However, if any business interruptions occur in January 2000, and they are promptly corrected, management expects it would not significantly impact the Company's results of operations or financial position. Typically, at that time of year, after the holiday season, there is lower customer demand and borrowing requirements are not at their peak. In addition, successful inventory and working capital management, along with contingency plans for store operations, will help mitigate the risks associated with the Y2K issue. However, some business disruptions may occur even with defensive contingency plans.

Impact of the European Monetary Union
--------------------------------------------------------------------------------

The European Union is comprised of fifteen member states, eleven of which adopted a common currency, the "euro," effective January 1, 1999. From that date until January 1, 2002, the transition period, the national currencies will remain legal tender in the participating countries as denominations of the euro. Monetary, capital, foreign exchange and interbank markets have converted to the euro, and non-cash transactions are possible in euros. On January 1, 2002, euro bank notes and coins will be issued and the former national currencies will be withdrawn from circulation no later than July 1, 2002.

     The Company has reviewed the impact of the euro conversion on its information systems, accounting systems, vendor payments and human resources. Modifications required to be made to the point of sale hardware and software will be facilitated by the Y2K remediation.

     The adoption of a single European currency will lead to greater product pricing transparency and a more competitive environment. The Company will display the euro equivalent price of merchandise as a customer service during the transition period, as will many retailers until the official euro conversion in 2002. The euro conversion is not expected to have a significant effect on the Company's results of operations or financial condition.


Disclosure Regarding Forward-Looking Statements
--------------------------------------------------------------------------------

This report, including Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of the federal securities laws. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures, expansion, strategic plans, growth of the Company's business and operations, Y2K and euro related actions and other such matters are forward-looking statements. These forward-looking statements are based on many assumptions and factors including effects of currency fluctuations, consumer preferences and economic conditions worldwide and the ability of the Company to implement, in a timely manner, the programs and actions related to the Y2K and euro issues. Any changes in such assumptions or factors could produce significantly different results.


                                                        VENATOR GROUP, INC. | 27

Management's Report

================================================================================

The integrity and objectivity of the financial statements and other financial information presented in this annual report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and include, when necessary, amounts based on the best estimates and judgments of management.

     The Company maintains a system of internal controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization, and the accounting records provide a reliable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed by management and improved and modified as necessary in response to changing business conditions. The Company also maintains an internal audit function for evaluating and formally reporting on the adequacy and effectiveness of internal accounting controls, policies and procedures.

     The Company's financial statements have been audited by KPMG LLP, the Company's independent auditors, whose report expresses their opinion with respect to the fairness of the presentation of the statements.

     The Audit Committee of the Board of Directors, which is comprised solely of directors who are not officers or employees of the Company, meet regularly with the Company's management, internal auditors, legal counsel and KPMG LLP to review the activities of each group and to satisfy itself that each is properly discharging its responsibility. In addition, the Audit Committee meets on a periodic basis with KPMG LLP, without management's presence, to discuss the audit of the financial statements as well as other auditing and financial reporting matters. The Company's internal auditors and independent auditors have direct access to the Audit Committee.


/s/ ROGER N. FARAH
--------------------
Roger N. Farah
Chairman of the Board and Chief Executive Officer


/s/ DALE W. HILPERT
---------------------
Dale W. Hilpert
President and Chief Operating Officer


/s/ BRUCE HARTMAN
------------------
Bruce Hartman
Senior Vice President and Chief Financial Officer


April 14, 1999


Independent Auditors' Report

================================================================================

[KPMG LOGO]

KPMG

To the Board of Directors and Shareholders of Venator Group, Inc.

We have audited the accompanying consolidated balance sheets of Venator Group, Inc. (formerly Woolworth Corporation) and subsidiaries as of January 30, 1999 and January 31, 1998 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended January 30, 1999. These consolidated financial statements are the responsibility of Venator Group, Inc. management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Venator Group, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended January 30, 1999 in conformity with generally accepted accounting principles.


/s/ KPMG LLP
-----------------
New York, NY
March 10, 1999, except for note 23
which is as of March 19, 1999


28 | VENATOR GROUP, INC.

Consolidated Statements of Operations

--------------------------------------------------------------------------------

(in millions, except per share amounts)                                                      1998             1997             1996
====================================================================================================================================
Sales                                                                                     $ 4,555          $ 4,612          $ 4,504
------------------------------------------------------------------------------------------------------------------------------------
Costs and Expenses
Cost of sales                                                                               3,333            3,127            3,020
Selling, general and administrative expenses                                                1,166            1,008              975
Depreciation and amortization                                                                 152              122              114
Interest expense, net                                                                          44               35               50
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            4,695            4,292            4,159
Other income, net                                                                            (101)             (13)              (3)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            4,594            4,279            4,156
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes                                  (39)             333              348
Income tax expense (benefit)                                                                  (42)             120              139
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                                         $     3          $   213          $   209
------------------------------------------------------------------------------------------------------------------------------------
Loss from discontinued operations, net of income tax benefit
   of $(14), $(13) and $(28), respectively                                                    (26)             (28)             (40)
Net loss on disposal of discontinued operations, net
   of income tax expense (benefit) of $57 and $(115), respectively                           (113)            (195)              --
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                         $  (136)         $   (10)         $   169
====================================================================================================================================
Basic earnings per share:
   Income from continuing operations                                                      $  0.02          $  1.58          $  1.56
   Loss from discontinued operations                                                        (1.02)           (1.66)           (0.30)
------------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                                      $ (1.00)         $ (0.08)         $  1.26
====================================================================================================================================
Diluted earnings per share:
   Income from continuing operations                                                      $  0.02          $  1.57          $  1.55
   Loss from discontinued operations                                                        (1.02)           (1.64)           (0.29)
------------------------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                                      $ (1.00)         $ (0.07)         $  1.26
====================================================================================================================================

See Accompanying Notes to Consolidated Financial Statements.


Consolidated Statements of Comprehensive Income (Loss)

================================================================================

(in millions)                                                                                1998             1997             1996
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                                                         $  (136)         $ (10)           $   169
Other comprehensive income (loss), net of tax Foreign currency translation adjustment:
   Translation adjustment arising during the period, net of deferred tax (expense)
      benefit of $(26), $33 and $41, respectively                                              39             (56)              (61)
   Less: reclassification adjustment for net gain included in net loss on
      disposal of discontinued operations, net of deferred tax expense of $149               (149)             --                --
------------------------------------------------------------------------------------------------------------------------------------
Net foreign currency translation adjustment                                                  (110)            (56)              (61)
Minimum pension liability adjustment, net of deferred tax (expense) benefit
   of $(2), $5 and $1, respectively                                                             2              (8)               (2)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss)                                                               $  (244)         $  (74)            $ 106
====================================================================================================================================


See Accompanying Notes to Consolidated Financial Statements.

                                                        VENATOR GROUP, INC. | 29

Consolidated Balance Sheets

================================================================================

(in millions)                                                                                                 1998              1997
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets
Cash and cash equivalents                                                                                   $  193            $   81
Merchandise inventories                                                                                        837               754
Net assets of discontinued operations                                                                           97               604
Other current assets                                                                                           148               135
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                             1,275             1,574
Property and equipment, net                                                                                    974               625
Deferred taxes                                                                                                 358               336
Intangible assets, net                                                                                         183               181
Other assets                                                                                                    86                82
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            $2,876            $2,798
====================================================================================================================================
Liabilities and Shareholders' Equity
Current liabilities
Short-term debt                                                                                             $  250            $   --
Accounts payable                                                                                               245               267
Accrued liabilities                                                                                            296               251
Current portion of reserve for discontinued operations                                                         167                72
Current portion of long-term debt and obligations under capital leases                                           6                19
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                               964               609
Long-term debt and obligations under capital leases                                                            511               508
Reserve for discontinued operations                                                                             30                18
Other liabilities                                                                                              333               392
Shareholders' equity                                                                                         1,038             1,271
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            $2,876            $2,798
====================================================================================================================================

See Accompanying Notes to Consolidated Financial Statements.

30 | VENATOR GROUP, INC.

Consolidated Statements of Shareholders' Equity

================================================================================

                                                                         1998                    1997                  1996
(shares in thousands, amounts in millions)                        Shares      Amount      Shares      Amount     Shares     Amount
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock
$2.20 Series A Convertible Preferred, par value
   $1 per share, 7 million shares authorized
Outstanding at beginning of year                                      --    $     --          --    $     --         97    $    --
Converted during year                                                 --          --          --          --        (97)        --
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                            --          --          --          --         --         --
------------------------------------------------------------------------------------------------------------------------------------
Common Stock and Paid-In Capital
Par value $.01 per share,
   500 million shares authorized
Issued at beginning of year                                      134,986         317     134,047         299    133,051        290
Issued upon conversion of preferred shares                            --          --          --          --        461         --
Issued under director and employee stock plans,
   net of related tax benefit                                        668          11         939          18        535          9
------------------------------------------------------------------------------------------------------------------------------------
Issued at end of year                                            135,654         328     134,986         317    134,047        299
------------------------------------------------------------------------------------------------------------------------------------
Common stock in treasury at beginning of year                        (10)         --          --          --         --         --
Acquired at cost                                                      --          --         (10)         --         --         --
Exchange of options                                                   (9)         --          --          --         --         --
------------------------------------------------------------------------------------------------------------------------------------
Common stock in treasury at end of year                              (19)         --         (10)         --         --         --
------------------------------------------------------------------------------------------------------------------------------------
Amortization of stock issued under restricted
   stock option plan                                                  --          --          --          --         --          1
Redemption of preferred stock                                         --          --          --          --         --         (1)
------------------------------------------------------------------------------------------------------------------------------------
Common stock outstanding and paid-in
   capital at end of year                                        135,635         328     134,976         317    134,047        299
------------------------------------------------------------------------------------------------------------------------------------
Retained Earnings
Balance at beginning of year                                                   1,033                   1,050                   891
Net income (loss)                                                               (136)                    (10)                  169
Change in subsidiaries' year end                                                  --                      (7)                  (10)
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                           897                   1,033                 1,050
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity Before Adjustments                                        1,225                   1,350                 1,349
Accumulated Other Comprehensive Income (Loss)
Foreign Currency Translation Adjustment
Balance at beginning of year                                                     (34)                     22                    83
Aggregate translation adjustment, net of deferred tax benefit                   (110)                    (56)                  (61)
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          (144)                    (34)                   22
------------------------------------------------------------------------------------------------------------------------------------
Minimum Pension Liability Adjustment
Balance at beginning of year                                                     (45)                    (37)                  (35)
Change during year, net of deferred tax (expense) benefit                          2                      (8)                   (2)
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                           (43)                    (45)                  (37)
------------------------------------------------------------------------------------------------------------------------------------
Total Accumulated Other Comprehensive Loss                                      (187)                    (79)                  (15)
Total Shareholders' Equity                                                  $  1,038                $  1,271              $  1,334
====================================================================================================================================

See Accompanying Notes to Consolidated Financial Statements.

                                                        VENATOR GROUP, INC. | 31

Consolidated Statements of Cash Flows

================================================================================

(in millions)                                                                                      1998          1997          1996
------------------------------------------------------------------------------------------------------------------------------------
From Operating Activities
Net income (loss)                                                                                 $(136)        $ (10)        $ 169
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities of continuing operations:
   Net loss on disposal of discontinued operations, net of tax                                      113           195            --
   Loss from discontinued operations, net of tax                                                     26            28            40
   Depreciation and amortization                                                                    152           122           114
   Impairment charge                                                                                 28             1             5
   Gains on sales of real estate                                                                    (82)          (12)           --
   Gain on sales of assets and investments                                                          (19)           --            --
   Deferred income taxes                                                                             30            10            22
   Change in assets and liabilities, net of acquisitions:
      Merchandise inventories                                                                       (78)         (111)           49
      Accounts payable and other accruals                                                            16            67            58
      Repositioning and restructuring reserves                                                      (16)          (47)          (63)
      Income taxes payable                                                                          (27)         (103)          (32)
      Other, net                                                                                    (18)            9           (31)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities of continuing operations                        (11)          149           331
------------------------------------------------------------------------------------------------------------------------------------
From Investing Activities
Proceeds from sales of real estate                                                                  151            20            14
Proceeds from sales of assets and investments                                                        22            --            16
Capital expenditures                                                                               (549)         (249)          (86)
Payments for businesses acquired, net of cash acquired                                              (29)         (148)           --
------------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities of continuing operations                                     (405)         (377)          (56)
------------------------------------------------------------------------------------------------------------------------------------
From Financing Activities
Increase (decrease) in short-term debt                                                              250            --           (69)
Reduction in long-term debt                                                                         (15)          (10)          (19)
Reduction in capital lease obligations                                                               (3)           (2)           (3)
Issuance of common stock                                                                             10            16             7
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities of continuing operations                        242             4           (84)
------------------------------------------------------------------------------------------------------------------------------------
Net Cash from Discontinued Operations                                                               288           107            --
Effect of Exchange Rate Fluctuations on Cash and Cash Equivalents                                    (2)            1            (4)
Net Change in Cash and Cash Equivalents                                                             112          (116)          187
Cash and Cash Equivalents at Beginning of Year                                                       81           197            10
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                                          $ 193         $  81         $ 197
====================================================================================================================================
Cash Paid During the Year:
Interest                                                                                          $  60         $  41         $  54
Income taxes                                                                                      $  16         $  51         $  53
------------------------------------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.

32 | VENATOR GROUP, INC.

Notes to Consolidated Financial Statements

================================================================================

1. Summary of Significant Accounting Policies
--------------------------------------------------------------------------------

Basis of Presentation

The consolidated financial statements include the accounts of Venator Group, Inc. and its domestic and international subsidiaries (the "Company"), all of which are wholly owned. All significant intercompany amounts have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results are not expected to differ significantly from those estimates.

Name Change

The Company changed its name to Venator Group, Inc. (formerly Woolworth Corporation) effective June 11, 1998.

Reporting Year

Beginning with 1998, the reporting period for the Company and its subsidiaries is the Saturday closest to the last day in January, representing the 52 weeks ended January 30, 1999. Previously, the reporting period ended on the last Saturday in January. The 1997 reporting year represents the 53 weeks ended January 31, 1998. The 1996 reporting year represents the 52 weeks ended January 25, 1997. References to years in this annual report relate to fiscal years rather than calendar years.

     In 1997, the Company changed the reporting period for its Foot Locker Europe operations from a calendar year ending December 31, to the 53-week period ended on the last Saturday in January. The results of operations for the period from January 1 through January 31, 1998 were charged to retained earnings for the reporting year ended January 31, 1998 in order to report only 12 months' operating results.

     In 1996, the Company changed the reporting period for its German operations from a calendar year ending December 31, to the 52-week period ended on the last Saturday in January. The results of operations for the period from January 1 through January 25, 1997 were charged to retained earnings for the reporting year ended January 25, 1997 in order to report only 12 months' operating results.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market using the retail method. Cost is determined on the last-in, first-out (LIFO) basis for most domestic inventories and on the first-in, first-out (FIFO) basis for international inventories.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Significant additions and improvements to property and equipment are capitalized. Maintenance and repairs are charged to current operations as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated.

Capitalized Software

Capitalized software included in property and equipment reflects certain costs related to software developed for internal use that are capitalized and amortized, after substantial completion of the project, on a straight-line basis over periods not exceeding 8 years.

Depreciation and Amortization

Owned property and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets: 25 to 45 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Property and equipment under capital leases and improvements to leased premises are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the remaining lease term.

Intangible Assets

Intangible assets primarily reflect goodwill. Goodwill represents the excess purchase price over the fair value of assets acquired and is amortized on a straight-line basis over periods not exceeding 40 years. Goodwill arising from acquisitions made since 1995 is amortized over periods not exceeding 20 years. Recoverability of goodwill is evaluated based upon estimated future profitability and cash flows. Accumulated amortization amounted to $50.2 million and $41.8 million at January 30, 1999 and January 31, 1998, respectively.

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


                                                        VENATOR GROUP, INC. | 33

================================================================================

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. The Company will adopt SFAS No. 133 in 2000 and is in the process of evaluating its impact on the consolidated financial statements.

Fair Value of Financial Instruments

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The carrying value of cash and cash equivalents, other current receivables and short-term debt approximate fair value. Quoted market prices of the same or similar instruments are used to determine fair value of long-term debt, interest rate swaps and forward foreign exchange contracts. Discounted cash flows are used to determine the fair value of long-term receivables and mortgages if quoted market prices on these instruments are unavailable.

Recoverability of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS No. 121"), an impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amounts of long-lived tangible and intangible assets may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company has identified this lowest level to be principally individual stores. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the best information available using estimates, judgments and projections as considered necessary.

Stock-Based Compensation


The Company accounts for stock-based compensation by applying Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") as permitted by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123"). In accordance with APB No. 25, compensation expense is not recorded for options granted if the option price is equal to the quoted market price at the date of grant. Compensation expense is also not recorded for employee purchases of stock under the 1994 Stock Purchase Plan since the plan is non- compensatory as defined in APB No. 25.

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

Foreign Currency Translation


The functional currency of the Company's international operations is the applicable local currency. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted-average rates of exchange prevailing during the year. The unearned gains and losses resulting from such translation are included as a separate component of accumulated other comprehensive income (loss) within shareholders' equity.


34 | VENATOR GROUP, INC.

================================================================================

Earnings Per Share


Basic   earnings  per  share  is  computed  as  net  earnings   divided  by  the
weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options, restricted stock awards and other convertible securities. A reconciliation of weighted-average common shares outstanding to weighted-average common shares outstanding assuming dilution follows:


(in millions)                                         1998       1997       1996
--------------------------------------------------------------------------------
Weighted-average common
   shares outstanding                                135.4      134.6      133.5
Incremental common shares issuable                      .5        1.2         .8
--------------------------------------------------------------------------------
Weighted-average common shares
   outstanding assuming dilution                     135.9      135.8      134.3
================================================================================

     Options with an exercise price greater than the average market price were not included in the computation of diluted earnings per share and would not have had a significant impact on diluted earnings per share.

Reclassifications


Certain balances in prior fiscal years have been reclassified to conform with the presentation adopted in the current fiscal year.

     As discussed in note 5 to the consolidated financial statements, all financial statements and related footnotes have been restated to reflect the discontinued operations.

2. Acquisitions
--------------------------------------------------------------------------------

On February 26, 1998, the Company acquired 94 Athletic Fitters stores from Athletic Fitters, Inc. ("Athletic Fitters"), a Minneapolis-based company, for a cash price of approximately $29 million. This acquisition was accounted for as a purchase and the resulting intangible assets of approximately $12 million are amortized using the straight-line method over 10 years.

     On January 30, 1997, the Company acquired Eastbay, Inc. ("Eastbay") in a transaction accounted for as a purchase. Under the purchase agreement, stockholders of Eastbay received cash in amounts between $22 and $24 for each of their shares, for a total acquisition cost of $140 million. The Company's consolidated results of operations include those of Eastbay beginning with the date the acquisition was consummated. The excess of cost over net assets acquired of approximately $107 million is amortized using the straight-line method over 20 years.

     On August 18, 1997, the Company acquired the assets of Koenig Sporting Goods, Inc. for approximately $8 million in cash in a transaction that was accounted for as a purchase. The Company has successfully converted 21 stores into the Champs Sports format.

3. Impairment of Long-Lived Assets
--------------------------------------------------------------------------------

In 1998, the Company recorded a non-cash pre-tax charge of $28 million ($17 million after-tax), which represented impairment of long-lived assets such as properties, store fixtures and leasehold improvements. Of the total impairment loss recognized, $19 million related to the Global Athletic Group and $7 million related to the Northern Group. Formats included in the "All Other" category were impaired by $2 million. Pre-tax impairment was $1 million and $5 million for 1997 and 1996 for continuing operations, respectively. The impairment charges are included in selling, general and administrative expenses.


                                                        VENATOR GROUP, INC. | 35

================================================================================

4. Segment Information
--------------------------------------------------------------------------------

On January 30, 1999,  the Company  adopted  Statement  of  Financial  Accounting
Standards No. 131, " Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which establishes criteria to determine reportable information about operating segments using the management approach. SFAS No. 131 also requires disclosures about products, geographic areas, and major customers.

     The Company has determined that its reportable segments are those that are based on its method of internal reporting, which disaggregates its business by product category. The Company's reportable segments are the Global Athletic Group and the Northern Group. The Global Athletic Group sells branded athletic footwear and apparel through its various retail and catalog formats. The Northern Group specializes in casual and career apparel for women, and casual apparel for men and children. The Afterthoughts jewelry format and The San Francisco Music Box and Gift Company, among others, are reflected in the "All Other" category.

     The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." There are no intersegment sales. The Company evaluates performance based on several factors, of which the primary financial measure is operating results. Operating results reflect earnings before corporate expense, corporate gains on sales of real estate, interest, and income taxes.


Sales

(in millions)                                 1998           1997           1996
--------------------------------------------------------------------------------
Global Athletic Group                       $3,753         $3,749         $3,634
Northern Group                                 415            455            426
All Other                                      387            408            444
--------------------------------------------------------------------------------
Total sales                                 $4,555         $4,612         $4,504
================================================================================


Operating Results

(in millions)                                 1998           1997          1996
--------------------------------------------------------------------------------
Global Athletic Group                        $  12          $ 375         $ 461
Northern Group                                 (26)            40            42
All Other                                       27              3           (45)
--------------------------------------------------------------------------------
Operating profit                                13            418           458
Corporate expense, net                           8             50            60
Interest expense, net                           44             35            50
--------------------------------------------------------------------------------
Income (loss) from continuing operations
   before income taxes                       $ (39)         $ 333         $ 348
================================================================================


                                                   Depreciation and
                                                     Amortization              Capital Expenditures              Total Assets
                                              --------------------------    --------------------------    --------------------------
(in millions)                                   1998      1997      1996      1998      1997      1996      1998      1997      1996
------------------------------------------------------------------------------------------------------------------------------------
Global Athletic Group                         $  102    $   81    $   77    $  405    $  138    $   54    $1,874    $1,318    $1,082
Northern Group                                    13        10        11        37        23        10       297       250       276
All Other                                         12        12        14        28        14         5       135       142       157
Corporate                                         25        19        12        79        74        17       473       484       412
Discontinued operations, net                                                                                  97       604       880
------------------------------------------------------------------------------------------------------------------------------------
Total Company                                 $  152    $  122    $  114    $  549    $  249    $   86    $2,876    $2,798    $2,807
====================================================================================================================================


     Sales and long-lived asset information by geographic area as of and for the fiscal years ended January 30, 1999, January 31, 1998, and January 25, 1997 are presented below. Sales are attributed to the country in which the sales originate, which is where the legal subsidiary is domiciled. Long-lived assets reflect property and equipment. No individual country included in the Other International category is significant.


Sales

(in millions)                                 1998           1997           1996
--------------------------------------------------------------------------------
United States                               $3,811         $3,857         $3,706
Canada                                         404            456            477
Other International                            340            299            321
--------------------------------------------------------------------------------
Total sales                                 $4,555         $4,612         $4,504
================================================================================


Long-Lived Assets

(in millions)                                 1998           1997           1996
--------------------------------------------------------------------------------
United States                                 $881           $548           $407
Canada                                          34             38             40
Other International                             59             39             33
--------------------------------------------------------------------------------
Total long-lived assets                       $974           $625           $480
================================================================================

36 | VENATOR GROUP, INC.

================================================================================

5. Discontinued Operations


On September 22, 1998, the Company announced that it was exiting its International General Merchandise segment. On October 22, 1998, the Company completed the sale of its 357 store German general merchandise business for $563 million. The Company recorded a net gain on the disposal of the International General Merchandise segment of $174 million before-tax, or $39 million after-tax, in the third quarter of 1998. The reserve balance at January 30, 1999 of $41 million represents the costs associated with the disposal of the remaining business of the International General Merchandise segment, which will be completed in 1999.

     On September 16, 1998, the Company announced that it was exiting its Specialty Footwear segment including 467 Kinney Shoe stores and 103 Footquarters stores. The Company expects to convert approximately 90 of these locations to its Lady Foot Locker, Kids Foot Locker and Colorado formats. Additionally, the Company will launch a new athletic outlet chain utilizing 29 Footquarters locations and 40 existing Foot Locker and Champs Sports outlet stores. The remaining businesses are expected to close or be disposed of in 1999. The Company recorded a charge to earnings of $243 million before-tax, or $160 million after-tax, in the third quarter of 1998 for the loss on disposal of the Specialty Footwear segment. Major components of the charge include estimated cash outlays for lease liabilities and other occupancy costs of $91 million, operating losses and other expenses during the shutdown period of $68 million, and severance and personnel costs of $19 million. Non-cash charges reflect asset and inventory write-downs of $65 million. In the fourth quarter of 1998, the Company recorded a reduction to the reserve of $9 million before-tax, or $5 million after-tax, reflecting revisions to original estimates based on actual experience primarily related to better than expected results of inventory liquidation. Disposition activity of $113 million for the period from September 16, 1998 to January 30, 1999 was charged to the reserve. The remaining reserve balance of $121 million at January 30, 1999 primarily includes real estate and other asset disposition costs.

     On July 17, 1997, the Company announced that it was exiting its 400 store Domestic General Merchandise segment and recorded a charge to earnings of $310 million before-tax, or $195 million after-tax, for the loss on disposal of discontinued operations. The Company has converted many of the prime locations into 155 stores including: Foot Locker, Champs Sports, and other athletic or specialty formats. Net disposition activity for 1998 and 1997 was approximately $51 million and $220 million, respectively, which represented the payments for leasehold and real estate disposition expenses, severance and benefit costs and other related expenses. Gains from planned disposals of real estate related to domestic general merchandise operations were $34 million in the fourth quarter of 1998, which reflected the disposition of leased and owned stores in prime real estate locations. As a result of these transactions and other actual experience better than anticipated, the Company reduced the reserve by $4 million before-tax, $3 million after-tax. The remaining reserve balance of $35 million at January 30, 1999 consists principally of real estate disposition costs.

     The results of operations for all periods presented for the International General Merchandise segment, the Specialty Footwear segment, and the Domestic General Merchandise segment have been classified as discontinued operations in the Consolidated Statements of Operations.

     Sales and net loss from discontinued operations for fiscal years 1998, 1997 and 1996 through the respective date of discontinuance of each segment are presented below. The net loss from discontinued operations for each of the years presented includes interest expense allocations based on intercompany debt balances attributable to each segment. The interest expense allocation for the Specialty Footwear segment amounted to $5 million, $6 million, and $4 million in 1998, 1997 and 1996, respectively. Also included in 1997 and 1996 is allocated interest of $8 million and $14 million, respectively, for the Domestic General Merchandise segment. No interest expense was allocated for the International General Merchandise segment.


Sales

(in millions)                                       1998        1997        1996
--------------------------------------------------------------------------------
International General Merchandise                 $  842      $1,479      $1,803
Specialty Footwear                                   301         533         710
Domestic General Merchandise                          --         427       1,075
--------------------------------------------------------------------------------
Total sales                                       $1,143      $2,439      $3,588
================================================================================


Net Loss

(in millions)                                        1998       1997       1996
--------------------------------------------------------------------------------
International General Merchandise                    $ (9)      $  8       $(11)
Specialty Footwear                                    (17)        (8)        (5)
Domestic General Merchandise                           --        (28)       (24)
--------------------------------------------------------------------------------
Total net loss                                       $(26)      $(28)      $(40)
================================================================================



     The following is a summary of the net assets of discontinued operations:


(in millions)                                                    1998       1997
--------------------------------------------------------------------------------
International General Merchandise
Assets                                                           $ 47       $786
Liabilities                                                        11        354
--------------------------------------------------------------------------------
Net assets of discontinued operations                            $ 36       $432
--------------------------------------------------------------------------------
Specialty Footwear
Assets                                                           $ 63       $193
Liabilities                                                        17         28
--------------------------------------------------------------------------------
Net assets of discontinued operations                            $ 46       $165
--------------------------------------------------------------------------------
Domestic General Merchandise
Assets                                                           $ 23       $ 28
Liabilities                                                         8         21
--------------------------------------------------------------------------------
Net assets of discontinued operations                            $ 15       $  7
--------------------------------------------------------------------------------
Total net assets of discontinued operations                      $ 97       $604
================================================================================


The assets of the discontinued operations consist primarily of inventory and fixed assets. The liabilities of the International


                                                        VENATOR GROUP, INC. | 37

================================================================================

General Merchandise segment in 1997 predominantly included amounts due to vendors and pension liabilities. The decrease in net assets of the International General Merchandise discontinued operations in 1998 reflects the sale of the German general merchandise operations on October 22, 1998. The liabilities of the Specialty Footwear and Domestic General Merchandise segments primarily reflect amounts due to vendors.

6. Repositioning and Restructuring Reserves
--------------------------------------------------------------------------------

The Company recorded charges of $558 million in 1993 and $390 million in 1991 to reflect the anticipated costs to sell or close under-performing specialty and general merchandise stores in the United States and Canada. Under the 1993 repositioning program, approximately 970 stores were identified for closing and approximately 13,000 store and distribution center employees were terminated. Approximately 900 stores were closed under the 1991 restructuring program, which resulted in the termination of approximately 7,700 store employees and the transfer of 2,300 employees to other stores.

Included in operating results are adjustments of $3 million and $22 million for 1998 and 1997, respectively, which reflects revisions based on actual experience better than original estimates relating to lease costs and operating expenses.

The activity in the reserves was as follows:

(in millions)                                                    1998      1997
--------------------------------------------------------------------------------
Balance at beginning of year                                     $ 37      $ 84
Interest on net present value of lease obligations                  4         5
Cash payments                                                     (17)      (30)
Adjustment for revision of estimates                               (3)      (22)
--------------------------------------------------------------------------------
Balance at end of year                                           $ 21      $ 37
================================================================================


Components of the balance are as follows:

(in millions)                                                   1998        1997
--------------------------------------------------------------------------------
Real estate and related occupancy costs                          $16         $32
Facilities-related costs                                           5           5
--------------------------------------------------------------------------------
                                                                 $21         $37
================================================================================

To date, the Company has substantially completed its negotiations to cancel leases or sell the properties in the reserve. The remaining balance, which is included in accrued and other liabilities, will be required to satisfy the lease cancellations or property sales over the next few years.

7. Merchandise Inventories
--------------------------------------------------------------------------------

(in millions)                                                     1998      1997
--------------------------------------------------------------------------------
LIFO inventories                                                  $642      $582
FIFO inventories                                                   195       172
--------------------------------------------------------------------------------
Total merchandise inventories                                     $837      $754
--------------------------------------------------------------------------------
Excess of current cost (FIFO) over stated LIFO cost               $  1      $  1
================================================================================


8. Other Current Assets
--------------------------------------------------------------------------------

(in millions)                                                  1998         1997
--------------------------------------------------------------------------------
Net receivables                                                $ 98         $ 78
Operating supplies and prepaid expenses                          26           29
Deferred taxes                                                   22           25
Other                                                             2            3
--------------------------------------------------------------------------------
                                                               $148         $135
================================================================================


9. Property and Equipment, Net
--------------------------------------------------------------------------------

(in millions)                                                1998          1997
--------------------------------------------------------------------------------
Land                                                      $     5       $    10
Buildings                                                      38            89
Furniture, fixtures and equipment:
   Owned                                                    1,019           815
   Leased                                                      33            24
--------------------------------------------------------------------------------
                                                            1,095           938
Less: accumulated depreciation                               (476)         (535)
--------------------------------------------------------------------------------
                                                              619           403
Alterations to leased and owned buildings,
   net of accumulated amortization                            355           222
--------------------------------------------------------------------------------
                                                          $   974       $   625
================================================================================


10. Accrued Liabilities
--------------------------------------------------------------------------------

(in millions)                                                    1998       1997
--------------------------------------------------------------------------------
Payroll and related costs                                        $ 48       $ 55
Pension and postretirement benefits                                40         38
Taxes other than income taxes                                      34         25
Store closings and real estate related costs                       27         25
Repositioning and restructuring                                    11         19
Other operating costs                                             136         89
--------------------------------------------------------------------------------
                                                                 $296       $251
================================================================================


11. Short-Term Debt
--------------------------------------------------------------------------------

($ in millions)                                                  1998       1997
--------------------------------------------------------------------------------
Bank loans                                                       $250       $ --
================================================================================
Weighted-average interest rate on year-end balance               5.63%        --
================================================================================

At January 30, 1999, unused lines of credit under which the Company may borrow funds totaled $262 million, of which domestic credit lines totaled $250 million and international lines totaled $12 million. The $250 million domestic credit lines consisted of a revolving credit agreement with 12 lending institutions for general corporate purposes. The $12 million international credit lines consisted of overdraft facilities maintained for temporary needs. The Company has additional informal agreements with certain banks in the United States.


38 | VENATOR GROUP, INC.

================================================================================

     Due to lower than planned earnings and the charges related to the discontinuance of its Specialty Footwear segment in the third quarter, the Company obtained a waiver with regard to certain financial covenants contained in the revolving credit agreement for the period from October 31, 1998 through March 19, 1999. During the waiver period, the Company was prohibited from paying cash dividends or repurchasing, redeeming, retiring, or acquiring any shares of its capital stock. On March 19, 1999, the Company amended its revolving credit agreement, (see note 23).

     At the Company's election in 1997, the $1 billion credit facility was reduced to $500 million and the terms modified. Up-front fees paid under the modified agreement are amortized over the life of the facility on a pro-rata basis. In addition, the Company paid an annual facility fee based on the Company's 1998 credit rating of 0.15 percent based on the total available facility.

12. Long-Term Debt and Obligations under Capital Leases
--------------------------------------------------------------------------------

Following is a summary of long-term debt and obligations under capital leases:

(in millions)                                                 1998          1997
--------------------------------------------------------------------------------
8.5% debentures payable 2022                                  $200          $200
7.0% debentures payable 2000                                   200           200
6.98% to 7.43% medium-term notes
   payable through 2002                                         90           105
Other                                                            1             1
--------------------------------------------------------------------------------
Total long-term debt                                           491           506
Obligations under capital leases                                26            21
--------------------------------------------------------------------------------
                                                               517           527
Less: current portion                                            6            19
--------------------------------------------------------------------------------
                                                              $511          $508
================================================================================

Maturities of long-term debt and minimum rent payments under capital leases in future periods are:


                                             Long-Term      Capital
(in millions)                                     Debt       Leases        Total
--------------------------------------------------------------------------------
1999                                              $ --         $  7         $  7
2000                                               201            5          206
2001                                                50            1           51
2002                                                40            1           41
2003                                                --           --           --
Thereafter                                         200           14          214
--------------------------------------------------------------------------------
                                                   491           28          519
Less: Imputed interest                              --            2            2
Current portion                                     --            6            6
--------------------------------------------------------------------------------
                                                  $491         $ 20         $511
--------------------------------------------------------------------------------

13. Leases

The Company is obligated under capital and operating leases for a major portion of its store properties. Some of the store leases contain purchase or renewal options with varying terms and conditions. Management expects that in the normal course of business, expiring leases will generally be renewed or, upon making a decision to relocate, replaced by leases on other premises. Operating lease periods generally range from 5 to 10 years with options to renew, with terms ranging from 5 to 10 years. Certain leases provide for additional rent payments based on a percentage of store sales. The present value of operating leases is discounted using various interest rates ranging from 6 percent to 8 percent.

     Rent expense consists of the following:


(in millions)                                     1998         1997         1996
--------------------------------------------------------------------------------
Rent                                             $ 540        $ 490        $ 485
Contingent rent based on sales                      12           19           23
Sublease income                                     (7)         (11)          --
--------------------------------------------------------------------------------
Total rent expense                               $ 545        $ 498        $ 508
================================================================================

Future minimum lease payments under non-cancelable operating leases are:


(in millions)
--------------------------------------------------------------------------------
1999                                                                      $  374
2000                                                                         342
2001                                                                         301
2002                                                                         261
2003                                                                         215
Thereafter                                                                   601
--------------------------------------------------------------------------------
Total operating lease commitments                                         $2,094
================================================================================
Present value of operating lease commitments                              $1,630
================================================================================

14. Other Liabilities
--------------------------------------------------------------------------------

(in millions)                                                 1998          1997
--------------------------------------------------------------------------------
Pension benefits                                              $ 65          $103
Other postretirement benefits                                  186           198
Repositioning and restructuring                                 10            18
Other                                                           72            73
--------------------------------------------------------------------------------
                                                              $333          $392
================================================================================

                                                        VENATOR GROUP, INC. | 39

================================================================================

15. Financial Instruments and Risk Management

Foreign Exchange Risk Management

The Company enters into forward foreign exchange and option contracts to reduce the effect of fluctuations in currency exchange rates. Exposures arising from short-term intercompany transactions and inventory purchases are managed through the use of forward and option contracts. Determination of hedge activity is based upon market conditions, magnitude of inventory commitments and perceived risks. All contracts mature within one year.

     The following table presents gross forward foreign exchange commitments, by currency and type:


                                                1998                  1997
                                            --------------        --------------
($U.S. in millions)                         Buy       Sell        Buy       Sell
--------------------------------------------------------------------------------
Inventory purchases:
U.S. dollar                                 $79        $--        $61        $--
Other currencies                            $--        $--        $--        $11
Intercompany:
Canadian dollar                             $--        $--        $37        $--
German mark                                 $29        $11        $32        $--
Netherlands guilder                         $--        $11        $ 2        $--
--------------------------------------------------------------------------------

Fair Value of Financial Instruments

The carrying value and estimated fair value of long-term debt was $491 million and $454 million, respectively, at January 30, 1999, and $506 million and $539 million, respectively, at January 31, 1998. The carrying value approximates fair value for all other financial instruments.

Interest Rate Risk Management

The Company has used interest rate swaps to manage its exposure to fluctuations in interest rates. In October 1992, the Company entered into a $200 million, five-year swap agreement that matured in October 1997. The swap agreement effectively converted the interest rate on the Company's 8.5 percent debentures to a floating rate equal to the six-month LIBOR plus 3.05 percent. The effective interest rate on the debentures was 8.87 percent in 1997 and 8.81 percent in 1996.

Credit Risk

Credit risk of interest rate swaps and forward foreign exchange contracts is considered minimal, as management closely monitors the financial condition of the counter-parties to the contracts, which are financial institutions with credit ratings of A- or higher.

Business Risk

The retailing business is highly competitive. Price, quality and selection of merchandise, reputation, store location, advertising and customer service are important competitive factors in the Company's business. The Company purchased merchandise and supplies from thousands of vendors worldwide. The Company purchased approximately 44 percent of its 1998 merchandise from one major vendor. The Company considers vendor relations to be satisfactory.

16. Income Taxes
--------------------------------------------------------------------------------

Following are the domestic and international components of pre-tax income
(loss):


(in millions)                                 1998           1997           1996
--------------------------------------------------------------------------------
Domestic                                     $(19)           $287           $313
International                                 (20)             46             35
--------------------------------------------------------------------------------
Total pre-tax                                $(39)           $333           $348
================================================================================

The income tax (benefit) provision consists of the following:


(in millions)                                 1998           1997           1996
--------------------------------------------------------------------------------
Current:
   Federal                                  $ (70)          $  68          $  75
   State and local                             (2)             16             23
   International                               --              26             19
--------------------------------------------------------------------------------
Total current tax provision (benefit)         (72)            110            117
--------------------------------------------------------------------------------

Deferred:
   Federal                                     27              18             14
   State and local                              2              (9)            --
   International                                1               1              8
--------------------------------------------------------------------------------
Total deferred tax provision                   30              10             22
--------------------------------------------------------------------------------
Total income tax provision (benefit)         $(42)          $ 120          $ 139
================================================================================

     Provision has been made in the accompanying Consolidated Statements of Operations for additional income taxes applicable to dividends received or expected to be received from international subsidiaries. The amount of unremitted earnings of international subsidiaries, for which no such tax is provided and which is considered to be permanently reinvested in the subsidiaries, totaled $216 million at January 30, 1999.

     A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pre-tax income
(loss) is as follows:


                                                      1998       1997       1996
--------------------------------------------------------------------------------
Federal statutory income tax rate                    (35.0)%     35.0%     35.0%
State and local income taxes, net of
   federal tax benefit                                  --        4.4       4.6
International income taxed at varying rates            9.3        1.4       1.7
Foreign tax credit utilization                      (150.7)       0.9       2.7
Increase (decrease) in valuation allowance            17.7       (4.3)       --
Work opportunity credit                               (0.6)        --        --
Gain on surrender of company-owned
   life insurance                                     48.5         --        --
Goodwill amortization                                  7.4         --        --
Other, net                                            (4.3)      (1.4)     (3.9)
-------------------------------------------------------------------------------
Effective income tax rate                           (107.7)%     36.0%     40.1%
===============================================================================

40 | VENATOR GROUP, INC.

================================================================================

Items that gave rise to significant portions of the deferred tax accounts are as follows:

(in millions)                                                 1998         1997
--------------------------------------------------------------------------------
Deferred tax assets:
   Tax loss/credit carryforwards                             $ 157        $ 167
   Employee benefits                                           116          127
   Reserve for discontinued operations                         120           60
   Repositioning and restructuring reserves                     18           32
   Property and equipment                                       86           50
   Other                                                        --            6
-------------------------------------------------------------------------------
Total deferred tax assets                                      497          442
   Valuation allowance                                         (87)         (44)
-------------------------------------------------------------------------------
     Total deferred tax assets, net                            410          398
-------------------------------------------------------------------------------
Deferred tax liabilities:
   Inventories                                                  14           37
   Other                                                        16           --
-------------------------------------------------------------------------------
Total deferred tax liabilities                                  30           37
-------------------------------------------------------------------------------
Net deferred tax asset                                       $ 380        $ 361
================================================================================
Balance Sheet caption reported in:
   Other current assets                                      $  22        $  25
   Deferred taxes                                              358          336
-------------------------------------------------------------------------------
                                                             $ 380        $ 361
================================================================================

     As of January 30, 1999, the Company had a valuation allowance of $87 million to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from state tax loss carryforwards of certain domestic operations, tax loss carryforwards of certain European operations and tax loss and capital loss carryforwards of the Canadian operations, as well as other discontinued operations. The net change in the total valuation allowance for the year ended January 30, 1999 was principally due to the potential expiration of foreign and state tax loss carryforwards.

     Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances at January 30, 1999. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

     At January 30, 1999, the Company had international operating loss carryforwards of approximately $222 million. Those expiring between 1999 and 2004 are $190 million and those that do not expire are $32 million. The Company has state net operating loss carryforwards with a potential tax benefit of $34 million, which principally relates to the 16 states where the Company does not file a combined return. These loss carryforwards expire between 1999 and 2018. Foreign tax credits of approximately $9 million expiring in 2002 are also available to the Company. The Company has U.S. Federal alternative minimum tax credits of approximately $18 million which do not expire.

17. Retirement Plans and Other Benefits
--------------------------------------------------------------------------------

Pension and Other Postretirement Plans

The Company has defined benefit pension plans covering most of its employees, which are funded in accordance with the provisions of the laws of the countries where the plans are in effect. Plan assets consist primarily of stocks, bonds and temporary investments. In addition to providing pension benefits, the Company sponsors postretirement medical and life insurance plans, which are available to most of its retired U.S. employees. These plans are contributory and are not funded.

     The following tables set forth the plans' changes in benefit obligations and plan assets, funded status and amounts recognized in the Consolidated Balance Sheets:


                                                  Pension         Postretirement
                                                  Benefits          Benefits
                                               --------------    ---------------
(in millions)                                   1998     1997     1998     1997
--------------------------------------------------------------------------------
Change in benefit obligation
   Benefit obligation
     at beginning of year                      $ 776    $ 806    $ 112    $ 117
   Service cost                                    8        9       --       --
   Interest cost                                  50       56        5        8
   Plan participants' contributions               --       --        4        5
   Actuarial (gain) loss                           8        7      (35)      (7)
   Foreign currency translation
     adjustments                                  (4)      (8)      --       --
   Benefits paid                                 (99)    (111)     (11)     (14)
   Curtailment                                    --       17       --        3
--------------------------------------------------------------------------------
   Benefit obligation at end of year           $ 739    $ 776    $  75    $ 112
--------------------------------------------------------------------------------
Change in plan assets
   Fair value of plan assets at
     beginning of year                         $ 626    $ 651
   Actual return on plan assets                   62       69
   Employer contribution                          37       24
   Foreign currency translation
     adjustments                                  (3)      (7)
   Benefits paid                                (100)    (111)
--------------------------------------------------------------------------------
   Fair value of plan assets
     at end of year                            $ 622    $ 626
--------------------------------------------------------------------------------
Funded status
   Funded status                               $(117)   $(150)   $ (75)   $(112)
   Unrecognized net asset
     at transition                                (3)     (12)      --       --
   Unrecognized prior service cost                 8       11       --       --
   Unrecognized net (gain) loss                   87       88     (118)     (93)
--------------------------------------------------------------------------------
Accrued benefit liability                      $ (25)   $ (63)   $(193)   $(205)
================================================================================
Balance Sheet caption reported in:
   Other liabilities                           $ (65)   $(103)   $(186)   $(198)
   Accrued liabilities                           (33)     (31)      (7)      (7)
   Intangible assets                              --        2       --       --
   Other assets                                    1        1       --       --
   Accumulated other
     comprehensive income, pre-tax                72       68       --       --
--------------------------------------------------------------------------------
                                               $ (25)   $ (63)   $(193)   $(205)
================================================================================

                                                        VENATOR GROUP, INC. | 41

================================================================================

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $736 million, $714 million, and $618 million, respectively, as of January 30, 1999, and $773 million, $753 million, and $621 million, respectively, as of January 31, 1998.

     In connection with the sale of its German general merchandise business on October 22, 1998, the Company disposed of its accumulated benefit obligation representing the unfunded German pension plan. The discontinuance of the Specialty Footwear segment had no impact on the accumulated pension and postretirement benefit obligations as of January 30, 1999. The shutdown was assumed to occur at the end of the year.

     During 1997, the Company revised the actuarial estimates of a supplemental retirement plan liability for executives resulting in an $8 million charge to pension expense. The discontinuance of the Domestic General Merchandise segment in 1997 resulted in increases of $9 million and $3 million, respectively, in the accumulated pension and postretirement benefit obligations as of January 31, 1998. The curtailment charges of $9 million and $3 million were included in the 1997 loss on disposal of discontinued operations.

Principal Assumptions

                                                                            Pension Benefits              Postretirement Benefits
                                                                       ---------------------------      ----------------------------
                                                                        1998       1997       1996       1998       1997       1996
------------------------------------------------------------------------------------------------------------------------------------
Weighted-average discount rate                                         6.71%      7.12%      7.55%      6.75%      7.00%      7.50%
Weighted-average rate of compensation increase                         4.71%      4.95%      4.96%      5.00%      5.00%      5.00%
Weighted-average long-term rate of return on assets                    9.87%      9.86%      9.79%
------------------------------------------------------------------------------------------------------------------------------------

The components of net benefit expense are:

                                                                            Pension Benefits              Postretirement Benefits
                                                                       ---------------------------      ----------------------------
(in millions)                                                          1998       1997       1996       1998       1997       1996
------------------------------------------------------------------------------------------------------------------------------------
Service cost                                                           $  8       $  9       $ 12       $ --       $ --       $ --
Interest cost                                                            50         56         57          5          8          8
Expected return on plan assets                                          (53)       (54)       (57)        --         --         --
Amortization of net asset at transition                                  (9)        (9)        (9)        --         --         --
Amortization of prior service cost                                        3          3          4         --         --         --
Amortization of net (gain) loss                                           3          6          8         (9)        (5)        (5)
Curtailment                                                              --          8         --         --         --         --
------------------------------------------------------------------------------------------------------------------------------------
Net benefit expense (income)                                           $  2       $ 19       $ 15       $ (4)      $  3       $  3
====================================================================================================================================

     The amortization period of the domestic plans' unrecognized gains and losses in 1998 was changed to the average future life expectancy of inactive plan participants, who now comprise the majority of plan participants, resulting in decreases of approximately $4 million and $3 million, respectively, in net pension and net postretirement benefit expense. Previously, the unrecognized gains and losses were amortized over the average future working lifetime of active plan participants.

     In 1998, a medical plan dropout assumption for retirees was introduced to the postretirement benefit obligation calculation. For measurement purposes, an
8.4 percent increase in the cost of covered health care benefits was assumed for 1998. The rate was assumed to decline gradually to five percent in 2008 and remain at that level thereafter. A one percent increase in the health care cost trend rate would increase the 1998 accumulated postretirement benefit obligation by $4.6 million and the 1998 expense by $0.3 million. A one percent decrease in the health care cost trend rate would decrease the 1998 accumulated postretirement benefit obligation by $4.0 million and the 1998 expense by $0.3 million.

401(k) Plan

     In January 1996, the Company established a savings plan under Section 401(k) of the Internal Revenue Code. This savings plan allows eligible employees to contribute up to 15 percent of their compensation on a pre-tax basis. The Company matches 25 percent of the first 4 percent of the employees' contributions with Company stock. Effective January 1, 1998, such matching
Company contributions are vested incrementally over 5 years. The charge to operations for the Company's matching contribution was $1.4 million, $1.3 million, and $1.5 million in 1998, 1997 and 1996, respectively.


42 | VENATOR GROUP, INC.

================================================================================

18. Shareholder Rights Plan
--------------------------------------------------------------------------------

     Effective April 14, 1998, simultaneously with the expiration of the then existing rights, the Company has issued one right for each outstanding share of common stock. Each right entitles a shareholder to purchase one two-hundredth of a share of Series B Participating Preferred Stock at an exercise price of $100, subject to adjustment. Generally, the rights become exercisable only if a person or group of affiliated or associated persons (i) becomes an "Interested Shareholder" as defined in Section 912 of the New York Business Corporation Law (an "Acquiring Person") or (ii) announces a tender or exchange offer that results in that person or group becoming an Acquiring Person, other than pursuant to an offer for all outstanding shares of the common stock of the Company which the Board of Directors determines not to be inadequate and to otherwise be in the best interests of, the Company and its shareholders. The Company will be able to redeem the rights at $0.01 per right at any time during the period prior to the 10th business day following the date a person or group becomes an Acquiring Person.

     Upon exercise of the right, each holder of a right will be entitled to receive common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right. The rights, which cannot vote and cannot be transferred separately from the shares of common stock to which they are presently attached, expire on April 14, 2008 unless extended prior thereto by the Board, or earlier redeemed or exchanged by the Company.

19. Stock Plans
--------------------------------------------------------------------------------

     Under the  Company's  1998 Stock  Option and Award Plan (the "1998  Plan"),
options to purchase shares of common stock may be granted to officers and key employees at not less than the market price on the date of grant. Under the plan, the Company may grant officers and other key employees, including those at the subsidiary level, stock options, stock appreciation rights (SARs), restricted stock or other stock-based awards. Unless a longer period is established at the time of the option grant, up to one-half of each stock option may be exercised on each of the first two anniversary dates of the date of grant. Generally, for stock options granted beginning in 1996, one-third of each stock option is exercisable on each of the first three anniversary dates of the date of grant. The options terminate up to 10 years from the date of grant. The 1998 Plan provides for awards of up to 6,000,000 shares of the Company's common stock. The number of shares reserved for issuance as restricted stock cannot exceed 1,500,000 shares.

     In addition, options to purchase shares of common stock remain outstanding under the Company's 1995 and 1986 Stock Option Plans. The 1995 Stock Option and Award Plan is substantially the same as the 1998 Plan. Options granted under the 1986 Stock Option and Award Plan generally become exercisable in two equal installments on the first and the second anniversary of the date of grant.

     In 1996, the Company established the Directors' Stock Plan (the "Directors' Plan"). Under the Directors' Plan, non-employee directors receive 50 percent of their annual retainer in shares of common stock and may elect to receive up to 100 percent of their retainer in common stock. The maximum number of shares of common stock that may be issued under the Directors' Plan is 250,000 shares.

     Under the Company's 1994 Stock Purchase Plan, participating employees may contribute up to 10 percent of their annual compensation to acquire shares of common stock at 85 percent of the lower market price on one of two specified dates in each plan year. Of the 8,000,000 shares of common stock authorized for purchase under the 1994 plan, 1,461 participating employees purchased 210,008 shares in 1998. To date, a total of 784,261 shares have been purchased under the Stock Purchase Plan.

     When common stock is issued under these plans, the proceeds from options exercised or shares purchased are credited to common stock to the extent of the par value of the shares issued and the excess is credited to additional paid-in capital. When treasury common stock is issued, the difference between the average cost of treasury stock used and the proceeds from options exercised or shares awarded or purchased is charged or credited, as appropriate, to either additional paid-in capital or retained earnings. The tax benefits relating to amounts deductible for federal income tax purposes which are not included in income for financial reporting purposes have been credited to additional paid-in capital.

     The Financial Accounting Standards Board issued SFAS No. 123, which requires disclosure of the impact on earnings per share if the fair value method of accounting for stock-based compensation is applied for companies electing to continue to account for stock-based plans under APB No. 25. Accounting for the Company's grants for stock-based compensation during the three-year period ended January 30, 1999 in accordance with the fair value method provisions of SFAS No. 123 would have resulted in the following:

(in millions, except per share amounts)          1998          1997         1996
--------------------------------------------------------------------------------
Net income (loss):
   As reported                                $  (136)      $   (10)     $   169
   Pro forma                                  $  (142)      $   (18)     $   165
Basic earnings per share:
   As reported                                $ (1.00)      $ (0.08)     $  1.26
   Pro forma                                  $ (1.05)      $ (0.13)     $  1.23
Diluted earnings per share:
   As reported                                $ (1.00)      $ (0.07)     $  1.26
   Pro forma                                  $ (1.05)      $ (0.13)     $  1.23
--------------------------------------------------------------------------------

These pro forma amounts are not expected to be indicative of the effects of applying the fair-value based method on future earnings since the Company's stock options vest over several periods.


                                                        VENATOR GROUP, INC. | 43

================================================================================

The fair values of the Company's various stock option and purchase plans were estimated at the grant date using a Black-Scholes option pricing model.

                                                                   Stock Option Plans                     Stock Purchase Plan
                                                           ----------------------------------    -----------------------------------
                                                              1998         1997         1996         1998         1997         1996
------------------------------------------------------------------------------------------------------------------------------------
Weighted-average risk free rate of interest                   4.57%        6.44%        6.05%        4.62%        5.84%        6.03%
Expected volatility                                             35%          30%          30%          29%          25%          25%
Weighted-average expected award life                       2 years      2 years      2 years     .7 years     .7 years     .7 years
Dividend yield                                                  --           --           --           --           --           --
Weighted-average fair value                                 $ 7.67       $ 7.52       $ 5.31       $ 1.80       $ 6.44       $ 5.14
------------------------------------------------------------------------------------------------------------------------------------

The information set forth in the following table covers options granted under the Company's stock option plans:

                                                               1998                       1997                      1996
                                                    -------------------------  -------------------------  -------------------------
                                                                    Weighted-                  Weighted-                   Weighted-
                                                       Number         Average     Number         Average     Number         Average
(in thousands, except prices per share)             of Shares  Exercise Price  of Shares  Exercise Price  of Shares  Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year                7,450       $   21.45      7,376       $   22.02      6,913       $   24.13
Granted                                                 2,537       $   21.89      2,321       $   21.68      1,757       $   16.25
Exercised                                                 260       $   16.83        565       $   16.76        159       $   17.27
Expired or canceled                                     1,670       $   25.39      1,682       $   25.84      1,135       $   26.59
-----------------------------------------------------------------------------------------------------------------------------------
Options outstanding at end of year                      8,057       $   20.93      7,450       $   21.45      7,376       $   22.02
===================================================================================================================================
Options exercisable at end of year                      4,429       $   20.86      4,466       $   22.34      5,155       $   24.59
-----------------------------------------------------------------------------------------------------------------------------------
Options available for future grant at end of year       6,131                      1,896                      3,798
-----------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding and exercisable at January 30, 1999:

                                                                 Options Outstanding                           Options Exercisable
                                                      ------------------------------------------            ------------------------
                                                               Weighted-Average        Weighted-                           Weighted-
Range of Exercise Price                                               Remaining         Average                             Average
(in thousands, except prices per share)               Shares   Contractual Life  Exercise Price             Shares   Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
$ 4.63 to $15.38                                       1,744                7.0          $12.69              1,172            $13.97
$15.66 to $21.22                                       1,639                7.2           16.62              1,126             16.20
$21.25 to $24.69                                       1,909                7.6           22.76                969             23.25
$25.28 to $27.75                                       1,753                8.4           25.51                165             27.66
$28.13 to $34.25                                       1,012                2.8           30.71                997             30.75
------------------------------------------------------------------------------------------------------------------------------------
$ 4.63 to $34.25                                       8,057                6.9          $20.93              4,429            $20.86
------------------------------------------------------------------------------------------------------------------------------------


44 | VENATOR GROUP, INC.

================================================================================

20. Restricted Stock
--------------------------------------------------------------------------------

In 1998, 60,000 restricted shares of common stock were granted to a key employee. In 1994, 200,000 restricted shares of common stock were granted to an officer of the Company. The market values of the shares at the date of grant amounted to $0.6 million and $3.0 million, respectively, and are recorded within shareholders' equity. The market values are being amortized as compensation expense over the related vesting periods. The compensation expense was $0.3 million, $0.5 million, and $0.8 million in 1998, 1997 and 1996, respectively.

     On February 1, 1999, the Company awarded 810,000 restricted shares of common stock to several of its key employees. The market value of the shares at the date of grant amounted to $4.3 million and will be recorded within shareholders' equity and will be amortized as compensation expense over the vesting period.

21. Other Income
--------------------------------------------------------------------------------

On December 4, 1998, the Company completed the sale of its corporate headquarters building in New York, the Woolworth Building, for gross proceeds of $137.5 million, and leased back a portion of the building. Other income includes a $73 million gain recognized on the building sale. The deferred gain of $29 million related to the leased back portion will be recognized over the lease terms, through 2008.

     In addition, other corporate properties were sold for $13 million in 1998 generating real estate gains of $9 million. The 1998 other income also includes the $19 million gain on sale of the Garden Centers nursery business for proceeds of $22 million.

22. Legal Proceedings
--------------------------------------------------------------------------------

The only legal proceedings pending against the Company or its consolidated subsidiaries consist of ordinary, routine litigation, including administrative proceedings, incident to the businesses of the Company, as well as litigation incident to the sale and disposition of businesses that have occurred in the past several years. Management does not believe that the outcome of such proceedings will have a material effect on the Company's consolidated financial position or results of operations.

23. Subsequent Event
--------------------------------------------------------------------------------

On March 19, 1999, the Company amended its revolving credit agreement. In accordance with the amended agreement, the facility was reduced to $400 million, with a further reduction to $300 million by February 15, 2000. If certain assets are sold or debt or equity is issued, the revolving credit agreement may be reduced earlier than February 2000 to $350 million. Under the terms of the amended agreement, the Company is required to satisfy certain financial and operating covenants, which include: maximum ratio of total debt to earnings before interest, taxes, depreciation and amortization; minimum fixed charge coverage ratio; minimum tangible net worth and limits on capital expenditures. In addition, the Company is required to fund the repayment of the 7.0% debentures, which are redeemable in June 2000, by February 15, 2000. This facility is unsecured relating to the Company's inventory; however, it does include collateralization of certain properties as defined in the agreement. The amended agreement also restricts consolidations or mergers with third parties, investments and acquisitions, payment of dividends on common stock and repurchases of common stock.


                                                        VENATOR GROUP, INC. | 45

================================================================================

24. Quarterly Results (Unaudited)

(in millions, except per share amounts)                          1st Q           2nd Q          3rd Q          4th Q           Year
------------------------------------------------------------------------------------------------------------------------------------
Sales
   1998                                                      $   1,058           1,043          1,122          1,332          4,555
   1997                                                      $   1,058           1,033          1,107          1,414          4,612
------------------------------------------------------------------------------------------------------------------------------------
Gross margin (a)
   1998                                                      $     310             307            282            323          1,222
   1997                                                      $     332             333            366            454          1,485
------------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss) (b)
   1998                                                      $      49              24            (30)           (30)            13
   1997                                                      $      73              81             91            173            418
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations
   1998                                                      $       8               6            (40)            29              3
   1997                                                      $      28              29             50            106            213
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)
   1998                                                      $      (5)            (13)          (155)            37           (136)
   1997                                                      $       1            (181)            55            115            (10)
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
   1998
     Income (loss) from continuing operations                $    0.06            0.04          (0.29)          0.21           0.02
     Income (loss) from discontinued operations              $   (0.10)          (0.13)         (0.85)          0.06          (1.02)
     Net income (loss)                                       $   (0.04)          (0.09)         (1.14)          0.27          (1.00)
   1997
     Income from continuing operations                       $    0.21            0.22           0.37           0.78           1.58
     Income (loss) from discontinued operations              $   (0.20)          (1.57)          0.04           0.07          (1.66)
     Net income (loss)                                       $    0.01           (1.35)          0.41           0.85          (0.08)
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
   1998
     Income (loss) from continuing operations                $    0.06            0.04          (0.29)          0.21           0.02
     Income (loss) from discontinued operations              $   (0.10)          (0.13)         (0.85)          0.06          (1.02)
     Net income (loss)                                       $   (0.04)          (0.09)         (1.14)          0.27          (1.00)
   1997
     Income from continuing operations                       $    0.21            0.21           0.37           0.78           1.57
     Income (loss) from discontinued operations              $   (0.20)          (1.54)          0.03           0.07          (1.64)
     Net income (loss)                                       $    0.01           (1.33)          0.40           0.85          (0.07)
------------------------------------------------------------------------------------------------------------------------------------

(a)  Gross margin represents sales less cost of sales.

(b) Operating profit (loss) represents income (loss) before income taxes, interest expense, corporate expense and corporate gains on real estate.

25. Shareholder Information and Market Prices (Unaudited)
--------------------------------------------------------------------------------

Venator Group, Inc. common stock is listed on the New York, Toronto, and Amsterdam stock exchanges as well as on the Lausanne and Elektronische Borse Schweiz (EBS) stock exchanges in Switzerland. In addition, the stock is traded on the Boston, Cincinnati, Chicago, Philadelphia and Pacific stock exchanges. The New York Stock Exchange ticker symbol for the Company's common stock is "Z."

     At January 30, 1999, the Company had 36,008 shareholders of record owning 135,634,566 common shares.


Market prices for the Company's common stock were as follows:

                                  1998                             1997
                         ------------------------         ----------------------
                          High             Low             High           Low
--------------------------------------------------------------------------------
Common Stock
Quarter
1st Q                    27 1/4           21 1/2          24 1/8         18 1/2
2nd Q                    23 1/4           14 5/16         28             19 3/8
3rd Q                    14 7/16           6 3/4          28 3/4         19 1/4
4th Q                    12 9/16           4 1/4          23 1/4         18 1/4
--------------------------------------------------------------------------------

46 | VENATOR GROUP, INC.

Five Year Summary of Selected Financial Data

================================================================================

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and other information contained elsewhere in this report. All selected financial data has been restated for discontinued operations, except for return on average investment ("ROI").

($ in millions, except per share amounts)                                  1998          1997         1996         1995         1994
------------------------------------------------------------------------------------------------------------------------------------
Summary of Continuing Operations
Sales                                                                   $ 4,555         4,612        4,504        4,383        4,484
Gross margin                                                              1,222         1,485        1,484        1,375        1,447
Selling, general and administrative expenses                              1,166         1,008          975        1,025        1,160
Depreciation and amortization                                               152           122          114          137          140
Interest expense, net                                                        44            35           50           88           83
Other income, net                                                          (101)          (13)          (3)         (18)          --
Income from continuing operations                                             3           213          209           29           23
Basic earnings per share                                                   0.02          1.58         1.56         0.22         0.17
Diluted earnings per share                                                 0.02          1.57         1.55         0.21         0.17
Common stock dividends declared                                              --            --           --           --         0.74
Preferred stock dividends declared                                           --            --         1.10         2.20         2.20
Weighted-average common shares outstanding (in millions)                  135.4         134.6        133.5        132.9        132.3
Weighted-average common shares outstanding
   assuming dilution (in millions)                                        135.9         135.8        134.3        133.5        132.9
====================================================================================================================================
Financial Condition
Cash and cash equivalents                                               $   193            81          197           10           14
Merchandise inventories                                                     837           754          617          663          825
Property and equipment, net                                                 974           625          480          569          713
Total assets                                                              2,876         2,798        2,807        2,776        3,465
Short-term debt                                                             250            --           --           69          853
Long-term debt and obligations under capital leases                         517           527          519          538          265
Total shareholders' equity                                                1,038         1,271        1,334        1,229        1,358
====================================================================================================================================
Financial Ratios
Return on equity (ROE)                                                      0.2%         16.3         16.3          2.2          1.7
Return on average investment (ROI)                                          2.7%          8.3          6.9          0.8          3.6
Operating profit as a percentage of sales                                   0.3%          9.1         10.2          4.5          4.6
Income from continuing operations as a percentage of sales                  0.1%          4.6          4.6          0.7          0.5
Net debt capitalization percent (1)                                        68.0%         61.0         58.3         64.3         66.9
Net debt capitalization percent (without present
   value of operating leases) (1)                                          35.6%         26.0         19.4         32.7         44.8
Current ratio                                                               1.3           2.6          3.6          3.6          1.7
====================================================================================================================================
Capital expenditures                                                    $   549           249           86           70          116
Number of stores at year end                                              6,002         5,708        5,527        5,763        6,147
Total selling square footage at year end (in millions)                    11.07          8.92         8.02         8.25         9.51
====================================================================================================================================

(1)  Represents total debt, net of cash and cash equivalents.


47 | VENATOR GROUP, INC.

Board of Directors

================================================================================

Roger N. Farah 1
Chairman of the Board and
Chief Executive Officer

Dale W. Hilpert
President and
Chief Operating Officer

J. Carter Bacot 1, 4, 6
Former Chairman of the Board
and Chief Executive Officer
The Bank of New York Company,
Inc. and Chairman of the Board
of The Bank of New York
(banking service)

Purdy Crawford 1, 2, 5
Chairman of the Board
Imasco Limited
(consumer products and service)

Philip H. Geier Jr. 1, 3
Chairman of the Board and
Chief Executive Officer
Interpublic Group of
Companies, Inc.
(advertising agencies and other
marketing communication service)

Jarobin Gilbert Jr. 1, 2, 4
President and Chief Executive
Officer DBSS Group, Inc.
(management, planning and
trade consulting)

Allan Z. Loren 1,2
Executive Vice President and Chief
Information Officer
American Express Company
(travel and financial service)

Margaret P. MacKimm 1, 3, 5
Former Senior Vice President -
Communications
Kraft Foods, Inc.
(multinational marketer and
processor of food products)

John J. Mackowski 1, 2, 5
Director of various companies

James E. Preston 1, 3, 4, 6
Retired Chairman of the Board
Avon Products, Inc.
(manufacture and sale of beauty
and related products)

Christopher A. Sinclair 1, 6
President and Chief Executive
Officer Caribiner International
(business communications)


1    Member of Executive Committee

2    Member of Audit Committee

3    Member of Compensation Committee

4    Member of Nominating and Organization Committee

5    Member of Retirement Investment Committee

6    Member of Acquisitions and Finance Committee


Corporate Officers

================================================================================

Roger N. Farah
Chairman of the Board and
Chief Executive Officer

Dale W. Hilpert
President and
Chief Operating Officer


Senior Vice Presidents

Gary M. Bahler
General Counsel and Secretary

M. Jeffrey Branman
Corporate Development

John E. DeWolf III
Real Estate

S. Ronald Gaston
Chief Information Officer

John F. Gillespie
Human Resources

Bruce Hartman
Chief Financial Officer

Maryann M. McGeorge
Merchandise Operations


Vice Presidents

Gary H. Brown
Real Property

John H. Cannon
Treasurer

Judith A. Fishman
Organization and
Leadership Development

Stephen R. Hanon
Strategic Planning and Analysis
Worldwide Athletic

Robert W. McHugh
Taxation

Juris Pagrabs
Investor Relations

Patricia A. Peck
Human Resources

Lauren B. Peters
Controller

Richard J. Price
Logistics

Vivian J. Shaw
Financial Planning and Analysis

Thomas J. Slover
Worldwide Sourcing

Frances E. Trachter
Public Affairs


48 | VENATOR GROUP, INC.

---------------------------
             Z
===========================
          Listed
===========================
        NYSE [LOGO]
THE NEW YORK STOCK EXCHANGE
---------------------------

Venator Group has traded on the
New York Stock Exchange under the
ticker symbol "Z" since 1912, one
of the original compainies to recieve
a single letter ticker symbol.


Corporate Information
===============================================================================

Corporate Headquarters
233 Broadway
New York, New York 10279-0003
(212) 553-2000

Transfer Agents and Registrars
First Chicago Trust Co., a division of EquiServe
P.O. Box 2500
Jersey City, NJ 07303-2500
(800) 519-3111

CIBC Mellon Trust Company
Corporate Trust Service
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C2W9
(800) 387-0825
(416) 643-5500


Independent Auditors
KPMG LLP
345 Park Avenue
New York, NY 10154
(212) 758-9700


Form 10-K
A copy of the Venator Group, Inc. 1998 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available, without charge, by request to the Corporate Secretary at the Corporate Headquarters.

Investor Inforamtion
Investor inquiries should be directed to the Investor Relations Department at
(212) 553-2600.

World Wide Web Site
Our website at www.venatorgroup.com offers information about our Company, as well as online versions of our Annual Report, SEC reports, quarterly results and press releases.



The Venator Group, eVenator, Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs Sports, Eastbay, Colorado, Going To The Game, Northern Reflections, Northern Getaway, Northern Elements, Northern Traditions, The Authentic Northern Experience, Afterthoughts, Randy River, San Farancisco Music Box Company, Weekend Edition, Williams the Shoemen, Mathers, Jensens, Basics by Foot Locker, Actra, O.U.T., Outdoor Urban Terrain, When You Really Live Sports, Cuddle Club, Princie and Rain Dance service marks and trademarks are owned by Venator Group, Inc. or its affiliates.

                              VENATOR GROUP [LOGO]



                               Venator Group, Inc.
                                  233 Broadway
                             New York, NY 10279-0003