Form 10-K405, Exhibit 13
period 2000-01-29
VENATOR GROUP INC
filed 2000-04-21
CIK 850209

                                    VENATOR
                                     GROUP

                               FOCUSED & FORWARD

                               Annual Report 1999

TABLE OF CONTENTS

 1    Focused & Forward
 2    A message to our shareholders
 6    A world-class athletic focus
 8    Forward with innovative merchandise
10    Forward as a market leader
12    Forward as a global player
14    Forward with a talented team
16    Forward in a competitive market
17    Financial report
46    Directors and Officers
47    Corporate Information

                                 [SHOE GRAPHIC]

                                Focused & Forward


It takes a sharp focus to succeed in the competitive world of specialty retailing. At Venator Group we are creating a results-driven organization that balances strategic growth, superior merchandising and thoughtful expense management with a common set of values that each business can embrace to drive future growth. These values commit us to: 1) deliver on our commitments to our shareholders; 2) provide the customer the most wanted product and services first; 3) insist on superior execution in every aspect of our performance; 4) approach every transaction with integrity; 5) create a sustainable competitive advantage by valuing organizational development and 6) develop strong relationships with our manufacturers.

         By adhering to these values, we emerge at the start of the new millennium a highly focused athletic organization, competitively positioned to improve our profitability and extend our global reach as the world's leading retailer of athletic footwear and apparel.

A MESSAGE TO OUR SHAREHOLDERS

   A YEAR AGO WE TOLD YOU THAT WE WERE POSITIONED TO WIN. AND, WHILE THE RACE CONTINUES, YOU CAN BE ASSURED THAT WE ARE VISIBLY AHEAD OF OUR COMPETITORS - LEVERAGING OUR STRENGTH AND SIZE - GAINING SIGNIFICANT MARKET SHARE INCREASES.

[LADY FOOT LOCKER GRAPHIC]

[FOOT LOCKER GRAPHIC]


The start of the millennium finds Venator Group strongly positioned for the future. We are now providing our customers with merchandise alternatives that create real excitement in our stores. As a result, for the first time in several years our athletic stores are gaining market share at accelerated rates and profitability, even in the face of a challenging athletic retail environment.

      Our Company is clearly a focused athletic retailer. But beyond meeting our customers' expectations, we are also leveraging our leadership position to take advantage of opportunities and to create shareholder value.

POSITIONING FOR 2000

Despite a difficult athletic retailing environment, our business improved significantly during the second half of last year as new merchandising initiatives began to have a positive impact on our businesses. At the same time, we also disposed of non-performing assets enabling us to move forward and focus intensely on our athletic formats and generate higher profits. In positioning the Company for 2000, we

- re-energized the athletic footwear and apparel business generating a 2.8% increase in comparable-store sales for the year. This reflected a 5.5% increase in the third quarter and a 6.9% increase in the fourth, a level the Company has not achieved since 1996;

- significantly strengthened the financial position of the Company by reducing debt, net-of-cash, by $247 million. This gives us increased flexibility to take advantage of future opportunities in the changing market;

- enhanced controls over merchandise receipts, improving aging and reducing inventories 4% to $739 million, or 3% per selling square foot;

- lowered the expense structure of the Company 240 basis points, or $88 million, to 23.2% of sales;

- opened a new highly effective fulfillment center in Europe and consolidated our North American athletic distribution facilities;

- increased sales of Footlocker.com, our direct-to-customer business, by 21.9% to $195 million. This included $12 million of Internet-only sales - the highest results in our industry;

- generated over $280 million in net proceeds by selling Afterthoughts and the Colorado Group in Australia;

- finalized the planned disposal of eight non-core businesses and the closing of 358 under-performing stores; and

- improved the operating results of the ongoing Northern Group by $21 million and strengthened its merchandising capabilities.

      At Venator Group we are also working to create a culture that is more efficient and cost-effective in everything we do. Over the past year, our Profit Improvement Team, charged with improving productivity throughout the Company, effected substantial reductions in both corporate and divisional overhead and expenses. Venator Group associates submitted more than 5,000 productivity-improvement ideas, generating more than $75 million in annualized savings.

POSITIONED TO CAPITALIZE ON THE FUTURE

The athletic footwear and apparel business represents a compelling opportunity for Venator Group. Since 1995, we have invested more than $1 billion to differentiate ourselves in the consumer's mind and improve our competitiveness. This process affected virtually every aspect of our business: our retail stores, information systems, logistics and distribution, product sourcing and direct-to-customer operations.

      Today, 2,372, or 50%, of our stores are less than five years old. Productivity is up. Worldwide, comparable-store sales for stores opened or remodeled during the past 12 months were up 44% for Foot Locker, 10% for Lady Foot Locker, 11% for Kids Foot Locker and 27% for Champs Sports.

      We spent $149 million since 1997 to redesign the architecture of our information systems for the development of an integrated global retailing approach that drives sales, improves margins and increases inventory turns more effectively.

      We implemented Merchandise 2000, an integrated, standardized system that improves allocations by store and moves product into stores faster. This has allowed us, quite simply, to sell more shoes and apparel in every store - significantly improving our sales productivity.

      In the area of logistics and distribution, we reduced our global warehousing operations from 14 to 4 facilities to improve product flow to our stores and emphasize speed, efficiency and cost-effectiveness.

      We also enhanced our own product development and merchandise sourcing capabilities. We now control the design, manufacture and import of quality merchandise for sale under our proprietary labels. While branded goods will continue to be the most important part of our athletic business, the ability to produce proprietary products at attractive prices supplements our offerings and gives us a significant competitive edge.

      We launched Footlocker.com, our Internet business that we plan to integrate fully with our retail stores and catalog operations. At the same time, this enables us to leverage the Foot Locker name, one of the most powerful athletic brands in the world.

      Our 1997 acquisition of Eastbay, which operates multiple athletic catalogs, provides our e-commerce sites access to an established and integrated fulfillment and distribution system. This lets us offer consumers the world's largest guaranteed in-stock selection of athletic merchandise on the Internet, while providing the added convenience of having 3,186 domestic athletic stores offering superior customer service.

POSITIONED WITH A TALENTED TEAM

I am very excited about our success in strengthening key management positions throughout the organization, in particular with the recent appointment of Matt Serra as President and Chief Operating Officer of the Corporation and a member of the Board of Directors. Matt's new role gives him direct responsibility for the athletic retail business. Given the recent success of the Foot Locker Group, we expect his influence and leadership to drive productivity and sales improvements throughout the athletic organization.

      We now have a strong and seasoned retail management team in place: Tim Finn, who

                                  [KIDS FOOT LOCKER GRAPHIC]    [RUNNER GRAPHIC]

                                  [SHOE GRAPHIC]
drove growth in the United States last year, heads Foot Locker domestically; Larry Remington, a veteran retailer, runs the recently combined Lady and Kids Foot Locker organization; Simon Rider continues to manage our dynamic Foot Locker Europe business, which, in 1999, achieved a record-breaking performance; and Rick Mina has been given the challenge of returning Champs Sports to its historical profitability. All of these executives are seasoned athletic retailers with extensive merchandising expertise who, under Matt Serra's leadership, will continue to differentiate Venator Group.

      We also appointed chief operating officers for each of the athletic formats. They will focus on executing the various aspects of our businesses that often go unnoticed but are essential elements to increased profitability. Having senior operating executives partnering with the merchant heads of businesses has already proven to be a winning organizational combination.

      At the Northern Group we appointed Jim Harrington, who was instrumental in turning around the Australian operations, to lead the Northern Group back to its historical profit levels. We also appointed a new head merchant, Linda Knapp, to work with Jim to re-energize our merchandising thrust, focusing on value price points more closely tailored to our target customers. Linda brings energy, experience and leadership that are already having noticeable impact.

POSITIONED FOR GROWTH - THE YEAR 2000

We outperformed the athletic retail market last year and our goal is to do so again. Our mission moving forward is to increase both profitability and value to our shareholders. The following priorities for 2000 will help us achieve these goals:

1. Generate market share increases through increased sales productivity by driving our merchandising advantage.

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
Millions, except per share amounts                     1999            1998
--------------------------------------------------------------------------------
Sales(1)
         Global Athletic Group                       $ 3,785         $ 3,689
         Northern Group                                  391             402
                                                     -------         -------
         Total                                       $ 4,176         $ 4,091
                                                     =======         =======
Operating profit(1)
         Global Athletic Group                       $   112         $    25
         Northern Group                                    8             (13)
                                                     -------         -------
         Total                                       $   120         $    12
                                                     =======         =======
Income from continuing operations                    $    17         $     3
Diluted earnings per share
         from continuing operations                  $  0.13         $  0.02
Merchandise inventories(1)                           $   739         $   837
Total assets                                         $ 2,515         $ 2,876
Debt, net of cash                                    $   327         $   574
Shareholders' equity                                 $ 1,139         $ 1,038
Number of stores at year end                           4,874(2)        6,002
--------------------------------------------------------------------------------

(1) Excludes the operations of the businesses disposed and held for disposal.

(2) Includes 243 stores of businesses held for disposal.

[CHAMPS GRAPHIC]

[PAIR OF SHOES GRAPHIC]

2. Capture international market share opportunities by leveraging our experienced global organization.

3. Develop and expand the potential of our e-commerce business.

4. Competitively position the Northern Group.

      We continue to be focused on driving sales through our existing store base domestically, with more targeted assortments, fresh inventories and enhanced proprietary brands that deliver value to our customers. We intend to keep a firm control on inventory and continue to reduce our expense structure. We plan to re-energize our field organizations with an emphasis on improving responsiveness to our customers.

      Capital spending is targeted at $100 million in 2000. About half of this total will go towards revitalizing our stores in the United States and expanding our business in Europe. The remaining funds will be devoted to e-commerce development, to a new warehouse management system for our North American athletic distribution center and to the ongoing maintenance of our stores and facilities.

      Our objectives with respect to the Northern Group are clear: We plan to maximize its value by returning the division to its historical operating profit level of 8% to 10% of sales within the next 12 to 24 months. We intend to do this by improving its merchandise mix to reflect a superior price/value relationship, increasing its international sourcing capabilities to enhance product margins, and continuing to reduce its expense structure to ensure market competitiveness.

      Fiscal 2000 is off to a good start. We enter the new year feeling very excited about our prospects for future growth as our past investments begin to pay off.

      High praise is due to our 47,000 associates worldwide. They admirably moved beyond past challenges to devote their best efforts and energies to taking this organization forward. Thanks to their dedication and enthusiasm, we begin 2000 focused on moving ahead successfully.

      We are also grateful to our Board of Directors whose support was unwavering in challenging times. Without their encouragement, challenges and wisdom, we would not be in the position we are today.

      I want to take this opportunity to acknowledge the special contribution of Roger Farah, who served as Chief Executive Officer from 1994 to August 1999 and as Chairman of the Board until April 12, 2000. His leadership and dedication played a critical role in reshaping this Company. We wish him well in his future endeavors and thank him for his direction and commitment to a very difficult task.

      I would also like to extend thanks to Margaret MacKimm, a director since 1977, and John Mackowski, a director since 1986, both of whom are retiring this year. Both have been active directors - Mardie having served for many years as Chairman of the Retirement Investment Committee and Mike as Chairman of the Audit Committee - and their experience and perspective have helped us as we have gone through the difficult process of repositioning ourselves. We have truly valued their involvement and advice.

      Finally, I would like to thank our shareholders for their support and patience as we made the difficult decisions to reposition this Company. We are committed to creating value for them.

      Venator Group is clearly positioned to take advantage of current opportunities. We are energized. We are focused and we are moving forward. I am confident that the future will be rewarding for our associates and our shareholders alike.

/s/ Dale W. Hilpert
Dale W. Hilpert
Chairman of the Board and
Chief Executive Officer

April 12, 2000

[EASTBAY GRAPHIC]

[NORTHERN GRAPHIC]

[RUNNERS GRAPHIC]

------------------------------------------------------------------------------------------------------------------------------------
                                                                  New or Remodeled Stores(1)      Average Size        Total Selling
                                                      Number      --------------------------    (Selling Square      Square Footage
                   Format                           of Stores       Number       Percent             Footage)        (in thousands)
------------------------------------------------------------------------------------------------------------------------------------
GLOBAL ATHLETIC    Foot Locker                        1,514           717           47%                2,300             3,543
                   -----------------------------------------------------------------------------------------------------------------
GROUP              Lady Foot Locker                     690           326           47%                1,300               862
                   -----------------------------------------------------------------------------------------------------------------
                   Kids Foot Locker                     403           326           81%                1,400               579
                   -----------------------------------------------------------------------------------------------------------------
                   Foot Locker International            487           270           55%                1,400               708
                   -----------------------------------------------------------------------------------------------------------------
                   Champs Sports                        616           216           35%                4,000             2,456
                   -----------------------------------------------------------------------------------------------------------------
                   Footlocker.com/Eastbay               --            --            --                   --                --
                   -----------------------------------------------------------------------------------------------------------------
                   Total                              3,710(2)      1,855           50%                2,200             8,148
------------------------------------------------------------------------------------------------------------------------------------
NORTHERN           Northern Reflections                 571           238           42%                1,900             1,096
                   -----------------------------------------------------------------------------------------------------------------
GROUP              Northern Getaway                     183           153           84%                1,800               331
                   -----------------------------------------------------------------------------------------------------------------
                   Northern Elements                    100            78           78%                1,900               187
                   -----------------------------------------------------------------------------------------------------------------
                   Northern Traditions                   67            48           72%                1,700               117
                   -----------------------------------------------------------------------------------------------------------------
                   Total                                921(2)        517           56%                1,900             1,731
------------------------------------------------------------------------------------------------------------------------------------

(1)   New or remodeled during last five years

(2) Includes 98 Global Athletic Group stores and 188 Northern Group stores that will close during fiscal 2000 as part of the previously announced accelerated store closing program


A WORLD-CLASS ATHLETIC FOCUS

                              Focused & Forward...

                  [SHOES GRAPHIC]          [SLAM DUNK GRAPHIC]

                  [RUNNER GRAPHIC]         [CLOTHING GRAPHIC]

Today, people of all ages enjoy wearing athletic footwear and apparel. The growing trend towards more comfortable, casual wear has revolutionized the industry. Whether worn for function or fashion, athletic-inspired products fit all facets of everyday life. As the world's largest athletic specialty retailer, we offer our customers an extensive assortment of athletic footwear and apparel incorporating the latest styles and technologies from infant to adult sizes.

      Although the lion's share of our merchandise mix consists of athletic footwear, athletic apparel has played an important role in creating a head-to-toe look that reflects today's casual trends. Through our strong relationships with our vendor partners and our ability to design and manufacture proprietary label products, we provide our customers with athletic merchandise that is often available only at Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs Sports, Eastbay and Footlocker.com.

      By creating and executing integrated marketing programs, we are able to distinguish ourselves from the competition and focus on our core customer. The creation of House of Hoops exclusively at Foot Locker reinforced to the 13-19 year old male that Foot Locker is the destination for basketball footwear and apparel, including exclusives such as the Nike Uptempo collection.

      Lady Foot Locker focuses on the female consumer by offering her footwear and apparel made especially to fit her wants and needs, including sports accessories such as sports bras. Understanding that the athletic needs of women differ from men, Lady Foot Locker has earned the trust of its female customers by creating an environment where she will find the latest product and expert advice to satisfy her athletic and fitness needs. At Kids Foot Locker, parents will find a complete collection of athletic products specifically for children from infants to ten year olds. For beginner walkers, Kids Foot Locker recommends footwear designed specifically to fit the unique shape of a baby's developing foot, such as the Nike JDI footwear line for first walkers, which is available exclusively at Kids Foot Locker. Champs Sports offers men, women and children an array of sports and lifestyle footwear, apparel, sports equipment and accessories, such as sunglasses and watches. Champs Sports places a greater

FORWARD WITH INNOVATIVE MERCHANDISE


      THE INTRODUCTION OF EXCLUSIVE BRANDED MERCHANDISE HAS PLAYED AN INTEGRAL ROLE IN POSITIONING US AS THE DESTINATION FOR NEW, INNOVATIVE, CUTTING-EDGE PRODUCTS. OUR PROPRIETARY LABEL BRANDS SUCH AS FOOT LOCKER BASICS, LADY FOOT LOCKER ACTRA AND CHAMPS SPORTS, IN AN ARRAY OF STYLES AND COLORS, OFFER VERSATILITY AND MEET THE NEEDS OF TODAY'S CONSUMERS.


[INSIDE OF A FOOT LOCKER STORE GRAPHIC]
emphasis on sports apparel and active sportswear for the serious athlete or fashion enthusiast and offers an array of sports-specific footwear, such as baseball and soccer cleats.

      In addition to our retail outlets and catalogs, consumers will find an extensive merchandise assortment via our websites (footlocker.com, ladyfootlocker.com, kidsfootlocker.com, champssports.com and eastbay.com). Die-hard football fans or enthusiasts also have access to the world's largest on-line inventory of the National Football League's merchandise via NFLShop.com, which is managed by Footlocker.com. As part of the NFLShop.com, fans can personalize their favorite team's jersey to demonstrate their team spirit and support.

      Our Merchandising 2000 (M2K) program provides synchronization of our strategic vision with a working plan and a financial plan in which all buyers, planners and merchandisers follow the same process using integrated systems. We have the ability to provide each store with the optimum product mix and timely promotions for maximum sales. M2K is a quantum leap in how we plan and execute our business by prioritizing our buys within a framework that best meets our objectives and customer demand.

      As we move forward, we remain focused and committed to developing new and innovative products that create and reflect current trends in the athletic industry and meet and satisfy the ever-changing wants and needs of our consumers.

                                                                  [SHOE GRAPHIC]


[INSIDE OF A FOOT LOCKER STORE GRAPHIC]

[SHOE GRAPHIC]           [STACK OF CLOTHING GRAPHIC]

OUR MARKET SIZE AFFORDS US THE ABILITY TO LEVERAGE OUR BUYING AND SELLING POWER WITH PREMIER ATHLETIC BRANDS TO CREATE NEW MERCHANDISE OFTEN EXCLUSIVE TO US - AND STIMULATE DEMAND. WE ARE IN A STRONG POSITION TO ATTRACT A BROAD CONSUMER BASE AS EACH ATHLETIC DIVISION TARGETS A SPECIFIC DEMOGRAPHIC GROUP.

FORWARD AS A MARKET LEADER

                                                                [RUNNER GRAPHIC]

Today, Venator Group has a compelling leadership position with strong brand name recognition. Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs Sports and our direct-to-customer business, Footlocker.com/Eastbay, currently represent 17 percent of the $14 billion U.S. athletic footwear market. We have more than 3,700 athletic retail stores worldwide that generate nearly $3.8 billion in annualized sales.

      We are in a unique position because of our size and distribution capabilities to leverage our buying and selling power with our athletic brands, including Nike, adidas, Reebok, New Balance, Champion and others, and to maximize the benefits of our Pan-European presence, which enables us to be in the forefront of hot new trends. Our cohesive team of merchants and buyers keep a finger on this pulse to identify trends early on and then partner with our athletic brands to launch new products in North America.

      Foot Locker, with 2,000 stores worldwide, has been around for 25 years. It has a very loyal core customer, particularly in the basketball and running footwear categories, and they have recognized that Foot Locker is the place to go for the latest in technology. In fact, Foot Locker enjoys a 97% unaided brand recognition among its core 13 to 19 year old customer.

      Leveraging the success of the Foot Locker brand, Lady and Kids Foot Locker, with nearly 1,100 stores combined, are the only national specialty store chains that specialize in women's and children's branded athletic footwear and apparel for a variety of sports, including running, basketball, aerobics, soccer, baseball, walking and tennis.

      Champs Sports, with 616 stores, is the second largest mall-based sporting goods retailer in North America directly behind Foot Locker. Champs Sports caters to a 12 to 25 year old male sports enthusiast by providing the latest in authentic sports-oriented lifestyle footwear, a variety of sports-specific equipment and an extensive assortment of athletic apparel.

      Eastbay is our $180 million catalog operation that offers 82,000 stock-keeping units, the world's largest assortment of sports-specific merchandise, including team-specific merchan-dise for high school students participating in sports such as baseball, basketball and track and field. Eastbay has an active list of more than 12 million households and mails 80 million catalogs a year.

      Internet sales represent an enormous growth opportunity for Venator Group. Because of Eastbay, Footlocker.com is particularly well-positioned to meet most challenges that face retailers entering the new age of e-tailing, particularly when it comes to customer order fulfillment and consumer-friendly service.

      Our integrated direct-to-customer approach allows Footlocker.com to enter the electronic marketplace with nearly 20 years of direct-marketing experience along with a new 250,000 square foot distribution center. Footlocker.com currently offers more than 14,000 products and its real-time inventory checks enable it to ship 98% of credit-approved orders in 24 hours.

      Backed by Eastbay's catalog fulfillment expertise and Footlocker.com's Internet technology, Venator Group is also the exclusive licensee of the NFL's catalog and e-commerce business - a tremendous coup given the NFL's leadership in licensed product sales, which is one of the few licensed products that have performed reasonably well.

      Moving forward, Venator Group will continue to reinforce its position in the market as the preeminent athletic footwear and apparel retailer - first in the United States, Europe and Australia.

                              [SHOE GRAPHIC]
[BASKETBALL PLAYER RUNNING GRAPHIC]

                                                       [FEMALE ATHLETE GRAPHIC]

FORWARD AS A GLOBAL PLAYER

BEING GLOBAL IS NOT NEW TO US. WITH MORE THAN 3,700 ATHLETIC STORES IN 14 COUNTRIES, WE ARE THE LARGEST ATHLETIC SPECIALTY RETAILER IN THE WORLD. WE CURRENTLY HAVE 3,186 STORES IN THE UNITED STATES, 289 STORES IN 11 COUNTRIES IN EUROPE, 58 STORES IN AUSTRALIA AND 172 STORES IN CANADA.

[PAIR OF SHOES GRAPHIC]


                                                  [SOCCER PLAYER GRAPHIC]
        [SOCCER JERSEY GRAPHIC]



Today, the global retail athletic market is estimated to be $135 billion, of which half is concentrated in the United States and Europe. As the world leader in athletic footwear and apparel, Venator Group clearly enjoys an advantage in the international arena.

      Based on our sheer size and prominent retail locations around the world, we are in the unique position to understand the cultural differences of our consumers by city, country and continent. Our knowledge, experience and current infrastructure equip us fully for future international growth.

      Being global exposes our merchants and buyers to different trends. Their job is to understand and interpret how those trends may influence other countries in which we operate and share this information with our worldwide team. Currently, our international customers want the classic, or "retro" styles in footwear available from all leading manufacturers, but they also enjoy the technology-driven running footwear category that dominates the worldwide marketplace.

      Since opening our first Foot Locker store in Great Britain in 1980, we have opened stores in popular, high-traffic areas in Europe, Canada and Australia to ensure our international leadership position. Currently, consumer demand in Europe outstrips that in the United States, producing higher comparable-store sales increases. We intend to grow aggressively in Europe, while the economies are strong and demand is up.

      In the fall of 2000, we will open another flagship Foot Locker store outside of the United States on Oxford Street in Lon-don, one of the most prestigious retail locations in England, if not the world. The new 15,000 square foot store will reflect the design and retail ambience of our successful Foot Locker flagship store opened on 34th Street in New York City in May 1999. We are very excited about the Oxford store opening, which will complement the other 31 stores that we currently operate in England.

      Growth in Europe will be facilitated by our new fully automated central distribution center located in Heijen, the Netherlands, which opened in April 1999. The facility, at 200,000 square feet, more than doubles our previous warehousing capacity and utilizes a pick management system that cross docks merchandise and tracks receipt of goods to ensure same-day delivery to stores.

      This cost-efficient, speed-to-market approach has revolutionized our warehousing, fulfillment and customer service capabilities in Europe.

      During the past three years, we have invested to remodel and upgrade more than three-quarters of our athletic stores throughout Canada to better reflect our current store design and merchandise strategy. Consumer response has been positive, as we have seen very encouraging sales results in 1999 that have continued in early 2000.

      In Australia, we have concentrated our efforts on modernizing our stores, increasing the size of our smaller stores, closing underperforming stores and opening new stores in key locations. We have applied the same proven business practices in Australia that have succeeded in the U.S. and follow the same merchandising strategies, including our narrow and deep philosophy. We are optimistic as we move forward in 2000 and are encouraged by the upcoming Summer Olympics, which should have a positive impact on our business.

      These efforts, combined with our merchandise initiatives in the United States, provide us with the necessary tools for global expansion.

[GLOBE GRAPHIC]

                                        [OUTSIDE OF A FOOT LOCKER STORE GRAPHIC]

[BOOT GRAPHIC]

          [FEMALE ASSOCIATE HOLDING CLOTHING GRAPHIC]

[FEMALE WORKING OUT GRAPHIC]

WE EMBRACE A TEAM PHILOSOPHY. WITH MORE THAN 47,000 TALENTED AND DEDICATED ASSOCIATES WORLDWIDE, WE WORK TOGETHER TO ENSURE OUR LEADERSHIP POSITION IN THIS COMPETITIVE MARKETPLACE. OUR ASSOCIATES THRIVE ON PROVIDING SUPERIOR CUSTOMER SERVICE UNMATCHED IN THE ATHLETIC FOOTWEAR AND APPAREL INDUSTRY.

FORWARD WITH A TALENTED TEAM

                                          [MALE ASSOCIATE HOLDING SHOES GRAPHIC]

At Venator Group, we are working to build a team of talented retailers with the energy and insight to progress towards our mission of winning in the global marketplace. From senior management to store operators we are striving to retain, attract and develop focused and talented associates.

      We are working hard to improve performance, ensure accountability and strengthen the team of our 47,000 worldwide employees. We are implementing a common set of practices and benchmarks, company-wide, to ensure efficiency and consistency throughout the organization. We are measuring and rewarding our associates against those benchmarks through an annual appraisal process. We are also facilitating management and leadership growth with our executive-development review program.

      We will continue to invest in systems and processes to improve productivity throughout the Company. Since 1997, we have invested over $130 million in streamlining our merchandising and back office operations. We have re-trained our associates to work smarter and more efficiently.

      A new Sales and Management Development Program is designed to drive sales by focusing on customer service, store operations and effective interpersonal and communication skills. Through various modules, the Program provides hands-on training for every store associate, from part-timer to manager.

      Since enlightened customer service is key to maximizing sales, store operations have been charged specifically with re-energizing the sales support staff and bringing them back to the premium level we enjoyed in the past. We want our customers to rely on our store associates' expertise to help select the right products to give them optimum performance. Our store associ-ates - many of whom are athletes who know and understand men's, women's and children's athletic needs - are being trained to bring a personal perspective to their work.

      Store associates are also trained to Sell What is Available Today, known familiarly as our S.W.A.T. program. The idea behind S.W.A.T. is to ensure that we satisfy customers' needs by offering items of similar characteristics and benefits. If we can't satisfy them with an alternative, we let them know that out-of-stock items can be purchased through Footlocker.com, with delivery promised within 72 hours. In 1999, the S.W.A.T. approach enabled us to sell an additional 300,000 pairs of shoes.

      The energy of all members of our staff and their ability to work together has propelled all of us to win in this competitive environment. Their passion for excellence and their willingness to define and meet new standards of excellence have built a strong foundation for which we can be proud. Going forward, our objective will be to continue to develop and enhance our team by attracting equally dynamic and talented individuals to assure our success.

               [FEMALE ASSOCIATE GRAPHIC]
[SHOES GRAPHIC]
                                    [MALE ASSOCIATE CARRYING SHOE BOXES GRAPHIC]

Last year, for the first time, we witnessed and experienced a reduction in retail square footage in the U.S. athletic industry. Many athletic retailers, including Venator Group, closed under-performing stores, because the market had become over-stored from several years of rapid expansion. This created a highly competitive environment.

      Additionally, overall growth in the U.S. footwear market was flat, as industry unit sales actually declined from their peak in 1996. However, during this period, the industry experienced growth in the high-end, or marquee, footwear category, an area in which Venator Group led the industry. This had a stabilizing effect on industry average prices. In the second half of 1999, Venator Group began to generate significant same-store sales gains, fueled by strong sales of marquee shoes. This resulted in Venator Group outperforming the industry and increasing its market share.

      What has emerged from this industry contraction, as well as from our own merchandising initiatives, is a resurgence of sales in the athletic footwear and apparel categories.

      Today, Venator Group is a more focused Company. We have repositioned ourselves to grow the business, with the objective of increasing market share through increased productivity at our retail stores, as well as through our catalog and Internet businesses.

      Success in this highly competitive market demands continuous improvement in cost structure and efficiencies. Our goal is to be lean and financially strong to capitalize on improving athletic trends.

      Significant opportunities exist in the global market, which is expected to reach $150 billion by the year 2001. At Venator Group, we have taken the necessary steps to maximize our investment in the athletic industry.


FORWARD IN A COMPETITIVE MARKET

[BOTTOM OF SHOE GRAPHIC]

THE UNITED STATES SPORTING GOODS MARKET REPRESENTS A $67 BILLION INDUSTRY, OF WHICH $35 BILLION IS APPAREL, $19 BILLION IS EQUIPMENT AND $14 BILLION IS FOOTWEAR. VENATOR GROUP ENJOYS A 17% SHARE OF THE U.S. ATHLETIC FOOTWEAR MARKET, FAR GREATER THAN OUR NEAREST MALL-BASED COMPETITOR.

U.S. ATHLETIC RETAIL
SQUARE FOOTAGE
(millions)

[BAR CHART]

94        34.7


95        39.9


96        45.1


97        49.6


98        54.6


99        51.3


U.S. ATHLETIC
SPORTING GOODS MARKET

[PIE CHART]

52%      Apparel
20%      Footwear
28%      Equipment
 5%      Venator Group


U.S. ATHLETIC
FOOTWEAR MARKET

[PIE CHART]

17%      Venator Group

 9%      Mall-based
         specialty stores

13%      Off-mall/
         Superstores

61%      Discount:
         Department Stores/Other

                    SALES
                    ($ billions)

                    94       $4.5
                    95       $4.4
                    96       $4.5
                    97       $4.6
                    98       $4.6
                    99       $4.6

                    INCOME FROM CONTINUING OPERATIONS
                    ($ millions)

                    94       $23
                    95       $29
                    96       $209
                    97       $213
                    98       $3
                    99       $17

                    DEBT, NET OF CASH
                    ($ millions)

                    94       $1,104
                    95       $597
                    96       $322
                    97       $446
                    98       $574
                    99       $327

                    CAPITAL EXPENDITURES
                    ($ millions)

                    94       $116
                    95       $70
                    96       $86
                    97       $249
                    98       $549
                    99       $158

FINANCIAL REPORT

                    TABLE OF CONTENTS


                    18    Management's Discussion and Analysis of
                          Financial Condition and Results of Operations
                    25    Management's Report
                    25    Independent Auditors' Report
                    26    Consolidated Statements of Operations
                    26    Consolidated Statements of Comprehensive Income (Loss)
                    27    Consolidated Balance Sheets
                    28    Consolidated Statements of Shareholders' Equity
                    29    Consolidated Statements of Cash Flows
                    30    Notes to Consolidated Financial Statements
                    45    Five Year Summary of Selected Financial Data
                    46    Board of Directors
                    46    Corporate Officers
                    47    Corporate Information

Management's Discussion and Analysis of
Financial Condition and Results of Operations

--------------------------------------------------------------------------------
Venator Group, Inc., through its subsidiaries (Venator Group, Inc. and its subsidiaries being hereafter referred to as the "Company" or "Venator Group") operates in two reportable business segments, the Global Athletic Group and the Northern Group. The Global Athletic Group is one of the largest athletic footwear and apparel retailers in the world, whose formats include Foot Locker, Lady Foot Locker, Kids Foot Locker and Champs Sports. The Global Athletic Group also includes the Company's Footlocker.com subsidiary, which sells, through its affiliates, to customers through catalogs and Internet websites. The Northern Group consists of four apparel formats: Northern Reflections, Northern Traditions, Northern Getaway and Northern Elements.

      The following table summarizes sales by segment, after reclassification for businesses disposed and held for disposal. The disposed and held for disposal category represents all business formats sold, closed or held for disposal other than discontinued business segments, and is therefore included in continuing operations.


(in millions)                  1999          1998          1997
--------------------------------------------------------------------------------
Global Athletic Group:
   Retail Stores              $3,590        $3,529        $3,547
   Direct to Customers           195           160           141
--------------------------------------------------------------------------------
                               3,785         3,689         3,688
Northern Group                   391           402           449
Disposed and held for
   disposal                      471           464           475
--------------------------------------------------------------------------------
                              $4,647        $4,555        $4,612
================================================================================

SALES
--------------------------------------------------------------------------------
Sales of $4,647 million in 1999 increased 2.0 percent from sales of $4,555 million in 1998, reflecting an increase of 2.1 percent in comparable-store sales. Excluding sales from businesses disposed and held for disposal and the effect of foreign currency fluctuations, 1999 sales increased by 2.4 percent as compared with 1998.

      Sales of $4,555 million in 1998 decreased 1.2 percent from sales of $4,612 million in 1997, reflecting the impact of 294 additional stores offset by a comparable-store sales decline of 5.5 percent. The impact of foreign currency fluctuations and businesses disposed and held for disposal did not have a significant impact on sales in 1998.

      The 1997 reporting year included 53 weeks compared with 52 weeks in the 1998 and 1999 reporting years. The impact on sales and operating results of the additional week was not significant to 1997.

Operating results reflect income (loss) from continuing operations before income taxes, excluding corporate expense, corporate gains on real estate and net interest expense. The following table summarizes operating profit (loss) by segment, after reclassification for business formats disposed and held for disposal, reconciled to income (loss) from continuing operations before income taxes.

(in millions)                           1999       1998       1997
--------------------------------------------------------------------------------
Global Athletic Group:
   Retail Stores                       $ 109      $  23      $ 381
   Direct to Customers                     3          2         (1)
--------------------------------------------------------------------------------
                                         112         25        380
Northern Group                             8        (13)        40
--------------------------------------------------------------------------------
   Operating profit from ongoing
     operations                          120         12        420
Disposed and held for disposal (1)       (35)       (18)        (2)
Restructuring charges (2)               (134)        --         --
Gains on sales of businesses (3)         177         19         --
--------------------------------------------------------------------------------
   Total operating profit                128         13        418
Corporate expense, net (2)                43          8         50
Interest expense, net                     57         44         35
--------------------------------------------------------------------------------
   Income (loss) from continuing
     operations before income
     taxes                             $  28      $ (39)     $ 333
================================================================================

(1) Includes the operating results of Afterthoughts, The San Francisco Music Box Company, Foot Locker Outlets, Colorado, Team Edition, Going to the Game!, Randy River Canada, Weekend Edition, Garden Centers, Burger King franchises, Foot Locker Asia, Northern Getaway U.S. and Northern Elements U.S.

(2) 1999 restructuring charges of $134 million included in operating expenses and $21 million included in corporate expense reflect the disposition of non-core businesses, an accelerated store closing program, headcount reduction, and the closure of a distribution center.

(3) 1999 reflects the sale of Afterthoughts ($164 million) and Colorado in Australia ($13 million). 1998 reflects the sale of Garden Centers.

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
GROSS MARGIN

Gross margin, as a percentage of sales, of 27.2 percent in 1999 improved slightly compared with 26.8 percent in 1998. The improvement reflects reduced markdown activity in 1999, offset by increased occupancy costs and inventory markdowns of $11 million associated with the Company's 1999 restructuring plan to exit non-core businesses. Excluding the inventory markdowns of $11 million, gross margin would have been 27.5 percent in 1999. Gross margin declined to 26.8 percent in 1998 compared with 32.2 percent in 1997 primarily reflecting aggressive markdown activity in order to clear excess or slow-selling inventory.

--------------------------------------------------------------------------------
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") declined by $88 million in 1999 to 23.2 percent, as a percentage of sales, compared with 25.6 percent in 1998. This improvement reflects the Company's successful cost-cutting initiatives at both the corporate and divisional levels. SG&A included asset impairment charges in 1999 and 1998 of $13 million and $33 million, before-tax, respectively, or $8 million and $20 million, after-tax, respectively; the 1997 charge was not significant. SG&A increased by $158 million in 1998 compared with 1997 primarily attributable to the incremental costs related to additional stores. In addition, a total reduction of $11 million, $3 million and $22 million in the 1991 restructuring reserve and the 1993 repositioning reserve was recorded in SG&A in 1999, 1998 and 1997, respectively. These adjustments primarily reflect sublease and other income related to leased and owned properties.

      Corporate expense, excluding $21 million of restructuring charges in 1999, totaled $68 million, $90 million and $62 million for 1999, 1998 and 1997, respectively. The decline in 1999 compared with 1998 reflects corporate cost savings achieved by the Company this year primarily related to payroll costs. The 1998 increase compared with 1997 included $16 million for the installation of the Company's comprehensive information computer system ("ECLIPSE"), Y2K costs of $3 million and costs associated with reducing the size of the corporate office of $3 million.

DEPRECIATION AND AMORTIZATION

As a result of the Company's capital expenditure program in 1998, depreciation and amortization increased by $30 million in both 1999 and in 1998, or by 19.7 percent and 24.6 percent respectively, compared with the prior year.

OTHER INCOME

In 1999, the Company recorded a gain of $164 million from the sale of the assets of its Afterthoughts retail chain. In connection with the public offering of 100 percent of its holding in Colorado Group, Ltd., the Company recorded a gain of $13 million to continuing operations in 1999 related to the Australian athletic format. In 1998, other income included a $19 million gain on sale of the Garden Centers nursery business.

      Corporate real estate gains of $46 million, $82 million and $12 million in 1999, 1998 and 1997, respectively, are also included in other income. In 1998, the Company sold its corporate headquarters and leased back a portion of the building through 2008, recognizing a gain of $73 million. In 1999, the Company terminated the lease related to the leased-back portion and sold the associated furniture and fixtures for a net gain of $17 million.

OPERATING RESULTS

Operating profit increased by $115 million to $128 million in 1999 and declined to $13 million in 1998 from $418 million in 1997. Excluding operating results from businesses disposed and held for disposal and the associated restructuring charges and gains on sales, operating profit was $120 million, $12 million and $420 million in 1999, 1998 and 1997, respectively. The increase in operating profit in 1999 primarily reflects the Company's cost-cutting initiatives related to operating expenses, as well as the improvement in gross margin. The decline in 1998 resulted from decreases in gross margin, primarily in the Global Athletic Group.

INTEREST EXPENSE, NET

($ in millions)                                   1999        1998        1997
--------------------------------------------------------------------------------
Interest expense                                 $  65       $  57       $  41
Interest income                                  $  (8)      $ (13)      $  (6)
   Interest expense, net of
     interest income                             $  57       $  44       $  35
Weighted-average interest rate
   (excluding facility fees):
     Short-term debt                               7.7%        6.2%        6.3%
     Long-term debt                                7.6%        7.7%        8.0%
     Total debt                                    7.7%        7.1%        7.9%
Short-term debt outstanding during the year:
     High                                        $ 354       $ 695       $ 207
     Weighted-average                            $ 239       $ 291       $  22
--------------------------------------------------------------------------------

Interest expense increased by 14.0 percent in 1999 reflecting higher effective interest rates and fees on short-term borrowings, partially offset by lower levels of average short-term borrowings during 1999. Interest income of $8 million in 1999 included $5 million related to tax refunds, compared with $13 million in 1998, $7 million of which related to a franchise tax settlement. On March 19, 1999, the Company amended its revolving credit agreement by reducing the facility from $500 million to $400 million, with a further reduction to $300 million effective February 15, 2000.

      Interest expense, net of interest income, increased by 25.7 percent in 1998 as a result of increased borrowings under the Company's revolving credit facility, which was partially offset by the increase in interest income of $7 million.

INCOME TAXES

The 1999 effective tax rate was 39.0 percent compared with (107.7) percent in 1998 and 36.0 percent in 1997. The change in the 1998 effective tax rate primarily reflected the impact of utilizing available foreign tax credits as a result of the sale of various businesses and assets, offset by the impact of non-deductible items, such as goodwill amortization, and a one-time gain on the surrender of company-owned life insurance policies.

--------------------------------------------------------------------------------
OPERATIONS DISPOSED AND HELD FOR DISPOSAL

Operations disposed and held for disposal represents those businesses sold, closed, or held for disposal other than the discontinued segments and are therefore included in continuing operations.

1999 RESTRUCTURING

In 1999, the Company embarked on a major restructuring program. In the second quarter, the Company approved a restructuring plan to sell or liquidate eight non-core businesses: The San Francisco Music Box Company, Randy River Canada, Foot Locker Outlets, Colorado, Team Edition, Going to the Game!, Weekend Edition and Burger King franchises. In the fourth quarter, the Company announced a further restructuring program. The program included plans to close all Foot Locker stores in Asia as well as 358 under-performing stores in the United States and Canada, representing 150 Global Athletic Group stores and 208 Northern Group stores, which includes the disposal of the Northern Getaway and Northern Elements formats in the United States. Operating losses of $16 million were recorded in 1999 for under-performing stores of ongoing formats, which were included in the accelerated store closing program. In connection with the disposition of several of its non-core businesses, the Company reduced sales support and corporate staff by over 30 percent, reduced divisional staff and consolidated Kids and Lady Foot Locker's management and staff into one organization. In addition, the Company plans to close the Champs Sports distribution center in Maumelle, Arkansas and to consolidate its operation with the Foot Locker facility located in Junction City, Kansas. Total restructuring charges of $155 million before-tax were recorded in 1999 representing estimated cash outlays for lease obligations ($60 million), severance and personnel costs associated with eliminating 3,700 positions ($23 million), and other disposition costs ($11 million). Non-cash charges included asset impairments ($50 million) and inventory write-downs included in cost of sales ($11 million).

1999 DISPOSITIONS

The Company also completed the sale of its Afterthoughts retail chain and the public offering of its holding in Colorado Group, Ltd. in Australia in 1999 for proceeds of approximately $250 million and $55 million, respectively.

1998 AND 1997 DISPOSITIONS

During 1998, the Company sold its Garden Center nursery business and closed its Randy River stores in the United States and its Ashbrooks stores in Canada as part of its continuing program to exit under-performing businesses.
In 1997, the Company disposed of its Foot Locker operations in Hong Kong.

DISCONTINUED OPERATIONS

In September 1998, the Company discontinued both its Specialty Footwear and International General Merchandise segments. The Company recorded a net charge to earnings in 1998 of $234 million before-tax, or $155 million after-tax, for the loss on disposal of the Specialty Footwear segment. Major components of the net charge included estimated outlays for lease liabilities and other occupancy costs ($93 million), operating losses and other expenses during the shutdown period ($61 million), and severance and personnel costs ($14 million). Non-cash charges included asset and inventory write-downs ($66 million). Disposition activity reduced the reserve by $48 million and $113 million in 1999 and 1998, respectively. The Company further reduced the reserve in 1999 by an adjustment of $45 million before-tax, which primarily related to favorable results from lease buy-outs and real estate dispositions compared with original estimates. On October 22, 1998, the Company completed the sale of the general merchandise operations in Germany for gross proceeds of $563 million and recorded a net gain on the disposal of the International General Merchandise segment of $174 million before-tax, or $39 million after-tax. In a management buy-out on December 1, 1999, the Company sold 85 of its Bargain! Shop stores for gross proceeds of $17 million, completing the disposal of the segment, and recorded a reduction to the reserve of $13 million before-tax, reflecting disposition results more favorable than anticipated.

      In 1997, the Company discontinued the Domestic General Merchandise segment and recorded a charge for the disposal of $310 million before-tax, or $195 million after-tax. The charge included outlays for real estate disposition costs ($101 million), liquidation expenses and other shutdown costs ($91 million), and severance and other personnel related costs ($72 million). Non-cash charges reflected asset write-downs ($46 million). In 1998, the Company recorded income from discontinued operations of $4 million before-tax related to better than expected gains from real estate dispositions. Net disposition activity for 1999, 1998 and 1997 was approximately $33 million, $51 million and $220 million, respectively. In the fourth quarter of 1999, the Company recorded an additional charge of $21 million before-tax, or $13 million after-tax, for the loss on disposal of the Domestic General Merchandise segment. The charge primarily reflected an adjustment for estimated lease costs related to excess space in former general merchandise locations, which have limited commercial use, contrary to what was originally anticipated.

      The remaining reserve balance of $61 million at January 29, 2000 for all discontinued segments consists principally of lease liabilities and occupancy costs over future years.

STORE COUNT

The following table summarizes store count by segment, after reclassification for businesses disposed and held for disposal. During 1999, the Company remodeled or relocated 197 stores, excluding businesses disposed and held for disposal. 262 stores included in the 358 accelerated store-closing program related to ongoing formats and are included in the Global Athletic Group and the Northern Group. Of the 358 under-performing stores, 72 were closed in the fourth quarter of 1999 and the remaining 286 stores are expected to close in 2000.

                                      1998       OPENED      CLOSED        1999
--------------------------------------------------------------------------------
Global Athletic Group                 3,830        147          284        3,693
Northern Group                          845         13           22          836
Disposed and held for disposal        1,327        114        1,096          345
--------------------------------------------------------------------------------
   Total                              6,002        274        1,402        4,874
================================================================================

SEGMENTS

GLOBAL ATHLETIC GROUP

The Global Athletic Group, the Company's largest segment, operates via retail stores and directly to customers. The retail formats include the Foot Locker businesses: Foot Locker, Lady Foot Locker, and Kids Foot Locker, as well as Champs Sports. The Foot Locker formats are located in North America, Europe and Australia. Champs Sports operates in the United States and Canada. The Company also operates Footlocker.com, which sells, through its affiliates, directly to customers through catalogs and its Internet websites. Eastbay, one of its affiliates, is the largest direct marketer of athletic footwear, apparel and equipment in the United States, and provides the Company's six full-service e-commerce sites access to an integrated fulfillment and distribution system. Included in the Global Athletic Group's businesses disposed and held for disposal are the Foot Locker Outlets, Colorado, Team Edition, Going to the Game! and Foot Locker Asia.

The results of the Global Athletic Group segment are as follows:

($ in millions)                      1999          1998          1997
--------------------------------------------------------------------------------
SALES
Retail Stores                      $ 3,590       $ 3,529       $ 3,547
Direct to Customers                    195           160           141
Disposed and held for disposal         115            64            61
--------------------------------------------------------------------------------
   Total sales                     $ 3,900       $ 3,753       $ 3,749
--------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)
Retail Stores                      $   109       $    23       $   381
Direct to Customers                      3             2            (1)
Disposed and held for disposal         (37)          (13)           (5)
Restructuring charges                  (71)           --            --
Gains on sales of businesses            13            --            --
--------------------------------------------------------------------------------
   Total operating profit          $    17       $    12       $   375
--------------------------------------------------------------------------------
Sales as a percentage of
   consolidated total                   84%           82%           81%
Number of stores at year end         3,710         3,925         3,625
Selling square footage
   (in millions)                      8.15          8.41          6.36
--------------------------------------------------------------------------------

The Global Athletic Group's sales of $3,900 million in 1999 increased 3.9 percent from $3,753 million in 1998, reflecting a comparable-store sales increase of 2.4 percent. In 1998, sales of $3,753 million reflected 300 additional stores, offset by a comparable-store sales decline of 6.1 percent, compared with $3,749 million in 1997.

      Operating profit of $17 million in 1999 increased by 41.7 percent from $12 million in 1998. The increase primarily reflected the improved operating performance of the ongoing retail formats and the gain on sale of Colorado in Australia, offset by the operating losses of businesses disposed and held for disposal and the associated restructuring charges. Operating profit in 1998 was $12 million compared with $375 million in 1997. The decline was primarily a result of lower gross margins due to significantly higher markdowns.

RETAIL STORES

Sales of $3,590 million from ongoing retail store formats in 1999 increased 1.7 percent in 1999, compared with $3,529 million in 1998, reflecting a comparable-store sales increase of 1.4 percent. The increase was primarily attributable to improved sales performance at remodeled and relocated stores. In 1998, sales were essentially flat compared with 1997 as the impact of the 295 increase in store base was offset by a comparable-store sales decline of 7.1 percent. This decline was primarily attributable to a major fashion shift away from high-end athletic footwear, as well as soft branded and licensed apparel sales.

      The Company reported operating profit from ongoing retail store formats of $109 million in 1999, compared with $23 million in 1998. The increase reflects the improved sales performance and reduced markdown activity in 1999, particularly in the Foot Locker format in the United States and Europe, offset, in part, by increased occupancy costs and depreciation in all formats. Operating profit in 1998 from ongoing retail store formats declined to $23 million from $381 million in 1997 as a result of lower gross margins due to significantly higher markdowns. Oversupplied inventory and a shift in customer preferences from higher priced footwear, particularly basketball footwear, to lower price point product necessitated the higher than normal markdowns. Asset impairment charges of $8 million, $19 million and $1 million before-tax were included in operating profit in 1999, 1998 and 1997, respectively.

DIRECT TO CUSTOMERS

Direct to Customers sales increased by 21.9 percent to $195 million in 1999 from $160 million in 1998. Catalog sales increased 15.8 percent to $183 million in 1999 compared with the prior year. Internet sales, excluding freight, of $12 million in 1999 increased by $10 million compared with 1998. The increase in Direct to Customers sales of 13.5 percent in 1998 to $160 million compared with $141 million in 1997 was driven by the catalog business.

      Excluding Internet costs of approximately $4 million in 1999, operating profit would have increased to $7 million from $2 million in 1998. Management expects significant growth in its integrated Internet and catalog Footlocker.com business in future years, which will be further strengthened by the Company's partnership with the National Football League.

NORTHERN GROUP

--------------------------------------------------------------------------------
($ in millions)                       1999        1998       1997
--------------------------------------------------------------------------------
SALES
Sales                                $ 391       $ 402       $449
Disposed and held for disposal          16          13          6
--------------------------------------------------------------------------------
   Total sales                       $ 407       $ 415       $455
--------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)
Operating profit (loss) from
   ongoing operations                $   8       $ (13)      $ 40
Disposed and held for disposal         (12)        (13)        --
Restructuring charges                  (59)         --         --
--------------------------------------------------------------------------------
   Total operating profit (loss)     $ (63)      $ (26)      $ 40
--------------------------------------------------------------------------------
Sales as a percentage of
   consolidated total                    9%          9%        10%
Number of stores at year end           921         940        827
Selling square footage
   (in millions)                      1.73        1.66       1.34
--------------------------------------------------------------------------------

The Northern Group consists of four formats: Northern Reflections, Northern Traditions, Northern Getaway and Northern Elements. These stores sell specialty apparel in Canada and the United States, specializing in a range of casual and career apparel for women and casual apparel for men and children. The disposed and held for disposal category reflects the Northern Getaway and Northern Elements formats in the United States. Of the total 921 stores at year end, 501 stores are in the United States and 420 stores are in Canada.

      The Northern Group sales of $407 million in 1999 decreased 1.9 percent from 1998 and 5.4 percent on a comparable-store basis. Excluding the impact of foreign currency fluctuations and businesses disposed and held for disposal, sales declined by 3.5 percent. In 1998, sales of $415 million decreased 8.8 percent from 1997 and 11.0 percent on a comparable-store basis. Excluding the impact of foreign currency fluctuations, sales decreased by 5.4 percent.

      The operating loss of $63 million in 1999 compared with $26 million in 1998 reflects the impact of closing the under-performing Northern Getaway and Northern Elements formats in the United States as well as restructuring charges associated with an accelerated store closing program and reduction in headcount. Excluding businesses disposed and held for disposal and the associated restructuring charges, the Northern Group reported an operating profit of $8 million in 1999, compared with an operating loss of $13 million in 1998. Operations in 1998 resulted in a loss of $26 million compared with a profit of $40 million in 1997, which primarily reflected increased markdown activity and an asset impairment charge of $7 million before-tax, or $4 million after-tax in 1998.

ALL OTHER BUSINESSES

All business formats captured in the "All Other" category have been disposed or are held for disposal. They include Afterthoughts, The San Francisco Music Box Company, Burger King franchises, Weekend Edition, Garden Centers and Ashbrooks.

($ in millions)                     1999         1998        1997
--------------------------------------------------------------------------------
SALES
Sales of disposed and held for
   disposal                        $ 340       $  387      $  408
--------------------------------------------------------------------------------
OPERATING PROFIT (LOSS)
Disposed and held for disposal     $  14       $    8      $    3
Restructuring charges                 (4)          --          --
Gains on sales of businesses         164           19          --
--------------------------------------------------------------------------------
   Total operating profit          $ 174       $   27      $    3
--------------------------------------------------------------------------------
Sales as a percentage of
   consolidated total                  7%           9%          9%
Number of stores at year end         243        1,137       1,256
Selling square footage
   (in millions)                    0.25         1.00        1.22
--------------------------------------------------------------------------------

On December 1, 1999, the Company completed the sale of the assets of its Afterthoughts retail chain and recorded a pre-tax gain of $164 million. In connection with the 1999 restructuring program, total charges of $4 million were recorded for the disposition of Weekend Edition and Randy River in Canada. On December 24, 1999, the Company completed the sale of 49 of its 87 Weekend Edition stores and on February 27, 2000, substantially all of the Randy River Canada stores were sold. The divestitures of The San Francisco Music Box Company and the Burger King franchises are expected to be complete in 2000.

      The operating profit in 1998 included a $19 million gain on the sale of the Garden Centers nursery business.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

The Company's primary sources of cash have been from operations, borrowings under the revolving credit agreement and proceeds from the sale of non-strategic assets. The Company generally finances real estate with operating leases. The principal use of cash has been to finance inventory requirements, which are generally at their peak during the third and fourth quarters; capital expenditures related to store openings, store remodeling and management information systems; and to fund other general working capital requirements.

      Operating activities of continuing operations provided $84 million of cash in 1999, compared with cash used in operations of $11 million in 1998. These amounts reflect the income (loss) from continuing operations, adjusted for non-cash items and working capital changes. The decline in merchandise inventories and accounts payable primarily reflects the Company's improved inventory management in 1999. Also, additional inventory purchases were made in 1998 related to the opening of new larger-size athletic formats. Merchandise inventories, excluding businesses disposed and held for disposal, of $739 million at January 29, 2000 declined by $29 million, or 3.8 percent, from $768 million at January 30, 1999.

      Cash used in operations was $11 million in 1998 compared with cash provided by operations of $149 million in 1997. This change reflects the $210 million decline in income from continuing operations in 1998 compared with 1997.

      Investing activities of continuing operations contributed $149 million of cash in 1999, compared with cash used of $405 million in investing activities in 1998. The Company received gross proceeds of approximately $250 million related to the sale of the assets of its Afterthoughts retail chain. The public offering of the Company's holding in Colorado Group, Ltd., its Australian athletic and specialty footwear format, generated proceeds of $55 million. Total gross proceeds were approximately $75 million, which included the repayment of a $20 million intercompany loan. Net proceeds related to continuing operations amounted to approximately $21 million. Capital expenditures of $158 million for 1999 included expenditures for over 500 remodeled and new stores, management information systems, logistics and other support facilities, as compared with $549 million for the prior year. Proceeds from real estate disposition activities amounted to $36 million in 1999, which reflected the sale of 15 properties, and the termination of the leased-back portion of the Company's corporate headquarters, which was sold in 1998 for proceeds of approximately $138 million. In 1998, cash used for the acquisition of Athletic Fitters of $29 million was partially offset by $22 million cash proceeds received from the sale of the Garden Centers nursery business.

      Cash used in investing activities of continuing operations in 1998 totaled $405 million compared with $377 million in 1997. Cash generated in 1998 primarily includes the proceeds on the sale of the Company's corporate headquarters of approximately $138 million. The cash used in investing activities in 1998 primarily reflects capital expenditures of $549 million, a $300 million increase compared with 1997. The Company's capital expenditures program concentrated on new store openings and remodeling of existing facilities, particularly in the Global Athletic and Northern Groups, which opened in excess of 600 stores. Also included in capital expenditures was the cost of the Company's new comprehensive information systems totaling $70 million and $61 million for 1998 and 1997, respectively. Investing activities in 1997 included the acquisition of Eastbay for a purchase price of approximately $140 million.

      Financing activities of continuing operations utilized cash of $282 million in 1999, which primarily reflected the Company's reduction in short-term and long-term debt, compared with a $250 million increase in short-term borrowings in 1998. Outstanding borrowings under the Company's revolving credit agreement were $71 million and $250 million at January 29, 2000 and January 30, 1999, respectively, and have been classified as short-term debt. The Company used the proceeds of asset sales in 1999 to purchase $100 million of the 7 percent debentures, which are due in June 2000, at various dates throughout January 2000. Total debt, net of cash, of $327 million at January 29, 2000 decreased by $247 million in 1999 from $574 million at January 30, 1999.

      Cash provided by financing activities increased by $238 million in 1998 compared with 1997, which reflects the short-term debt borrowings of $250 million in 1998.

      Discontinued operations provided net cash of $24 million in 1999. The results of the real estate activity and other asset dispositions related to the Specialty Footwear and International General Merchandise segments more than offset the expenses charged to those discontinued reserves, as well as the Domestic General Merchandise reserve, in 1999. Net proceeds related to discontinued operations included the sale of the Australian specialty footwear format and The Bargain! Shop Canadian general merchandise format in 1999 for $34 million and $17 million, respectively.

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

CAPITAL STRUCTURE

The Company reduced long-term and short-term debt by approximately $100 million and $180 million, respectively, in 1999 compared with 1998. Management believes current domestic and international credit facilities and cash provided by operations will be adequate to finance its working capital requirements and support the development of its short-term and long-term strategies. Planned capital expenditures for 2000 are approximately $100 million, of which $56 million relates to new store openings and modernizations of existing stores, $22 million relates to the development of management information systems and $22 million relates to distribution centers and other support facilities.

      On March 19, 1999, the Company amended its revolving credit agreement by reducing the facility from $500 million to $400 million. In accordance with the terms of the amended agreement, the facility was reduced to $350 million on December 1, 1999 as a result of the sale of Afterthoughts, and, as required by the revolving credit agreement was further reduced to $300 million on February 15, 2000. The Company is required to satisfy certain financial and operating covenants under the terms of the amended agreement, which include: maximum ratio of total debt to earnings before interest, taxes, depreciation and amortization, minimum fixed charge coverage ratio, minimum tangible net worth and limits on capital expenditures. In addition, the Company funded the repayment of the $200 million 7 percent debentures, which are due in June 2000, by February 15, 2000, as required. As of March 28, 2000, the Company had purchased $110 million of the debentures and the funds to repay the remaining balance were held in escrow. This facility is unsecured relating to the Company's inventory; however, it does include collateralization of certain properties as defined in the agreement. The agreement also restricts consolidations or mergers with third parties, investments and acquisitions, payment of dividends on common stock and repurchases of common stock, and requires borrowings under the agreement to be reduced to not more than $50 million for a period of at least 15 consecutive days during the fourth quarter of each year. The Company was in compliance with all covenants.

      For purposes of calculating debt to total capitalization, the Company includes the present value of operating lease commitments. These commitments are the primary financing vehicle used to fund store expansion. The following table sets forth the components of the Company's capitalization, both with and without the present value of operating leases:

($ in millions)                           1999        1998
--------------------------------------------------------------------------------
Debt and capital lease obligations,
   net of cash (1)                      $  327      $  574
Present value of operating leases        1,672       1,829
--------------------------------------------------------------------------------
   Total debt (1)                        1,999       2,403
Shareholders' equity                     1,139       1,038
--------------------------------------------------------------------------------
Total capitalization                    $3,138      $3,441
================================================================================
Net debt capitalization percent (1)       63.7%       69.8%

Net debt capitalization percent
   without operating leases (1)           22.3%       35.6%
--------------------------------------------------------------------------------

(1) Represents total debt, net of cash and cash equivalents.

The Company's debt to capitalization ratio improved significantly in 1999. Total debt (including the present value of operating leases), net of cash, was reduced by $404 million in 1999 as a result of improved inventory management and focused capital expenditure and store opening programs in addition to proceeds from the sale of non-core assets. Shareholders' equity increased by $101 million pri-marily related to comprehensive income of $93 million, including net income of $48 million and the $41 million change in the minimum pension liability adjustment. The funded status of the Company's U.S. qualified retirement plan changed from underfunded to overfunded in 1999, due to a change in the assumed discount rate used to measure the projected benefit obligation, and an increase in plan assets as a result of positive investment performance. Management's objective is to further reduce its ratio of debt to capitalization.

      Standard & Poor's and Moody's Investors Service lowered the Company's credit ratings in early 1999 to BB and Ba3, respectively. This change increased the Company's subsequent cost of borrowings.

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE

In 1999, the Company adopted a preferred method for calculating the market-related value of its U.S. pension plan assets used in determining annual pension expense. As compared with the previous accounting method, current year's pension expense was reduced by approximately $5 million (before-tax) or $0.02 per diluted share. The Company recorded income of approximately $14 million (before-tax) or $0.06 per diluted share representing the cumulative effect of this change on prior years.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments and hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB No. 133, an Amendment of FASB Statement No. 133," which defers the implementation of SFAS No. 133 by one year. The Company will adopt SFAS No. 133 in 2001 and is in the process of evaluating its impact on the consolidated financial statements.

SEASONALITY

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

YEAR 2000 DISCLOSURE

During 1997, the Company instituted a plan to assess its state of readiness for Y2K and to ascertain the level of compliance of material third parties.

      The remediation of all information technology applications considered critical to the Company's business operations, which were not Y2K compliant, was successfully completed in the third quarter of 1999. To date, the Company has experienced no major interruptions in its business operations as a result of the date change. The total direct cost to remediate the Y2K issue of approximately $5 million ($2 million in 1999) was expensed as incurred and funded through operating cash flows.

      The Company has contingency plans in place for those areas that might be affected by Y2K. If any business interruption occurs in the future, and it is promptly corrected, management expects it would not significantly impact the Company's results of operations or financial position. However, some business disruptions may occur even with defensive contingency plans.

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

      The Company has reviewed the impact of the euro conversion on its information systems, accounting systems, vendor payments and human resources. Modifications required to be made to the point of sale hardware and software are expected to be completed throughout 2000 and 2001.

      The adoption of a single European currency will lead to greater product pricing transparency and a more competitive environment. The Company will display the euro equivalent price of merchandise as a customer service during the transition period, as will many retailers, until the official euro conversion in 2002. The euro conversion is not expected to have a significant effect on the Company's results of operations or financial condition.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This report, including the message to our shareholders and Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of the federal securities laws. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures, strategic plans, expansion, growth of the Company's business and operations, Y2K and euro related actions and other such matters are forward-looking statements. These forward-looking statements are based on many assumptions and factors including effects of currency fluctuations, consumer preferences and economic conditions worldwide and the ability of the Company to implement, in a timely manner, the programs and actions related to the Y2K and euro issues. Any changes in such assumptions or factors could produce significantly different results.

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

/s/ Dale W. Hilpert,

Dale W. Hilpert,
Chairman of the Board and Chief Executive Officer

/s/ Matthew D. Serra,

Matthew D. Serra,
President and Chief Operating Officer

/s/ Bruce L. Hartman,

Bruce L. Hartman,
Senior Vice President and Chief Financial Officer


April 12, 2000


INDEPENDENT AUDITORS' REPORT

KPMG

To the Board of Directors and Shareholders of Venator Group, Inc.

      We have audited the accompanying consolidated balance sheets of Venator Group, Inc. and subsidiaries as of January 29, 2000 and January 30, 1999 and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended January 29, 2000. These consolidated financial statements are the responsibility of Venator Group, Inc. management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Venator Group, Inc. and subsidiaries as of January 29, 2000 and January 30, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended January 29, 2000 in conformity with generally accepted accounting principles.

      As discussed in note 20 to the consolidated financial statements, the Company changed its method of calculating the market-related value of its U.S. pension plan assets in 1999.


/s/ KPMG LLP


New York, NY

March 8, 2000

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share amounts)                                               1999         1998         1997
-----------------------------------------------------------------------------------------------------------------------
SALES                                                                              $ 4,647      $ 4,555      $ 4,612
-----------------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales                                                                        3,381        3,333        3,127
Selling, general and administrative expenses                                         1,078        1,166        1,008
Depreciation and amortization                                                          182          152          122
Restructuring charge                                                                   144           --           --
Interest expense, net                                                                   57           44           35
-----------------------------------------------------------------------------------------------------------------------
                                                                                     4,842        4,695        4,292
Other income                                                                          (223)        (101)         (13)
-----------------------------------------------------------------------------------------------------------------------
                                                                                     4,619        4,594        4,279
-----------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes                            28          (39)         333
Income tax expense (benefit)                                                            11          (42)         120
-----------------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                                  $    17      $     3      $   213
-----------------------------------------------------------------------------------------------------------------------
Loss from discontinued operations, net of income tax benefit
   of $(14) and $(13), respectively                                                     --          (26)         (28)
Income (loss) on disposal of discontinued operations, net of income
   tax expense (benefit) of $14, $57 and $(115), respectively                           23         (113)        (195)
Cumulative effect of accounting change, net of income tax expense of $6                  8           --           --
-----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                  $    48      $  (136)     $   (10)
=======================================================================================================================
Basic earnings per share:
   Income from continuing operations                                               $  0.13      $  0.02      $  1.58
   Income (loss) from discontinued operations                                         0.16        (1.02)       (1.66)
   Cumulative effect of accounting change                                             0.06           --           --
-----------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                               $  0.35      $ (1.00)     $ (0.08)
=======================================================================================================================
Diluted earnings per share:
   Income from continuing operations                                               $  0.13      $  0.02      $  1.57
   Income (loss) from discontinued operations                                         0.16        (1.02)       (1.64)
   Cumulative effect of accounting change                                             0.06           --           --
-----------------------------------------------------------------------------------------------------------------------
   Net income (loss)                                                               $  0.35      $ (1.00)     $ (0.07)
=======================================================================================================================

See Accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)                                                                       1999          1998         1997
-----------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                  $    48      $  (136)     $   (10)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment:
   Translation adjustment arising during the period, net of deferred
      tax (expense) benefit of $(3), $(26) and $33, respectively                         4           39          (56)
   Less: reclassification adjustment for net gain included in net loss on
      disposal of discontinued operations, net of deferred tax expense of $149          --         (149)          --
-----------------------------------------------------------------------------------------------------------------------
Net foreign currency translation adjustment                                              4         (110)         (56)
Minimum pension liability adjustment, net of deferred tax (expense)
   benefit of $(26), $(2) and $5, respectively                                          41            2           (8)
-----------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                                                        $    93      $  (244)     $   (74)
=======================================================================================================================

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(in millions)                                                                1999       1998
---------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                  $  162     $  193
Merchandise inventories                                                       739        837
Assets held for disposal                                                       61         --
Net assets of discontinued operations                                          13         97
Other current assets                                                          114        148
---------------------------------------------------------------------------------------------
                                                                            1,089      1,275
PROPERTY AND EQUIPMENT, NET                                                   809        974
DEFERRED TAXES                                                                317        358
GOODWILL, NET                                                                 151        171
OTHER ASSETS                                                                  149         98
---------------------------------------------------------------------------------------------
                                                                           $2,515     $2,876
=============================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt                                                            $   71     $  250
Accounts payable                                                              233        245
Accrued liabilities                                                           254        285
Current portion of repositioning and restructuring reserves                    88         11
Current portion of reserve for discontinued operations                         25        167
Current portion of long-term debt and obligations under capital leases        106          6
---------------------------------------------------------------------------------------------
                                                                              777        964
LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES                           312        511
OTHER LIABILITIES                                                             287        363
SHAREHOLDERS' EQUITY                                                        1,139      1,038
---------------------------------------------------------------------------------------------
                                                                           $2,515     $2,876
=============================================================================================

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(shares in thousands, amounts in millions)                               1999                    1998                  1997
------------------------------------------------------------------------------------------------------------------------------------
                                                                  Shares      Amount       Shares    Amount      Shares     Amount
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK AND PAID-IN CAPITAL
Par value $.01 per share, 500 million shares authorized
Issued at beginning of year                                       135,654    $   328      134,986   $   317      134,047   $   299
Issued under restricted stock option plan                           1,255          1           60        --           --        --
Issued under director and employee stock plans,
   net of related tax benefit                                         633          5          608        11          939        18
------------------------------------------------------------------------------------------------------------------------------------
Issued at end of year                                             137,542        334      135,654       328      134,986       317
------------------------------------------------------------------------------------------------------------------------------------
Common stock in treasury at beginning of year                         (19)        --          (10)       --           --        --
Reissued under employee stock plans                                   104         --           --        --           --        --
Forfeitures of restricted stock                                      (185)        (1)          --        --           --        --
Acquired at cost                                                       --         --           --        --          (10)       --
Exchange of options                                                    --         --           (9)       --           --        --
------------------------------------------------------------------------------------------------------------------------------------
Common stock in treasury at end of year                              (100)        (1)         (19)       --          (10)       --
------------------------------------------------------------------------------------------------------------------------------------
Amortization of stock issued under
   restricted stock option plan                                                    3                     --                     --
------------------------------------------------------------------------------------------------------------------------------------
Common stock outstanding and paid-in capital
   at end of year                                                 137,442        336      135,635       328      134,976       317
------------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance at beginning of year                                                     897                  1,033                  1,050
Net income (loss)                                                                 48                   (136)                   (10)
Change in subsidiaries' year end                                                  --                     --                     (7)
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                           945                    897                  1,033
------------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY BEFORE ADJUSTMENTS                                        1,281                  1,225                  1,350
------------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment
Balance at beginning of year                                                    (144)                   (34)                    22
Aggregate translation adjustment, net of deferred tax benefit                      4                   (110)                   (56)
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          (140)                  (144)                   (34)
------------------------------------------------------------------------------------------------------------------------------------
Minimum Pension Liability Adjustment
Balance at beginning of year                                                     (43)                   (45)                   (37)
Change during year, net of deferred tax benefit (expense)                         41                      2                     (8)
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                            (2)                   (43)                   (45)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ACCUMULATED OTHER COMPREHENSIVE LOSS                                      (142)                  (187)                   (79)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                   $ 1,139                $ 1,038                $ 1,271
====================================================================================================================================

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)                                                                     1999       1998       1997
--------------------------------------------------------------------------------------------------------------
FROM OPERATING ACTIVITIES
Net income (loss)                                                                $  48      $(136)     $ (10)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities of continuing operations:
   Restructuring charge                                                            144         --         --
   (Income) loss on disposal of discontinued operations, net of tax                (23)       113        195
   Loss from discontinued operations, net of tax                                    --         26         28
   Cumulative effect of accounting change, net of tax                               (8)        --         --
   Depreciation and amortization                                                   182        152        122
   Impairment of long-lived assets                                                  13         33          1
   Restricted stock compensation expense                                             3         --         --
   Gains on sales of real estate                                                   (46)       (82)       (12)
   Gains on sales of assets and investments                                       (177)       (19)        --
   Deferred income taxes                                                           (13)        30         10
   Change in assets and liabilities, net of acquisitions and dispositions:
      Merchandise inventories                                                       30        (78)      (111)
      Accounts payable and other accruals                                          (48)        16         67
      1993 repositioning and 1991 restructuring reserves                           (12)       (16)       (47)
      Income taxes payable                                                         (12)       (27)      (103)
      Other, net                                                                     3        (23)         9
--------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities of continuing operations        84        (11)       149
--------------------------------------------------------------------------------------------------------------
FROM INVESTING ACTIVITIES
Proceeds from sales of assets and investments                                      271         22         --
Proceeds from sales of real estate                                                  36        151         20
Capital expenditures                                                              (158)      (549)      (249)
Payments for businesses acquired, net of cash acquired                              --        (29)      (148)
--------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities of continuing operations       149       (405)      (377)
--------------------------------------------------------------------------------------------------------------
FROM FINANCING ACTIVITIES
Increase (decrease) in short-term debt                                            (179)       250         --
Reduction in long-term debt                                                       (101)       (15)       (10)
Reduction in capital lease obligations                                              (7)        (3)        (2)
Issuance of common stock                                                             5         10         16
--------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities of continuing operations      (282)       242          4
--------------------------------------------------------------------------------------------------------------
NET CASH FROM DISCONTINUED OPERATIONS                                               24        288        107
--------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS                   (6)        (2)         1
--------------------------------------------------------------------------------------------------------------
NET CHANGE IN CASH AND CASH EQUIVALENTS                                            (31)       112       (116)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     193         81        197
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $ 162      $ 193      $  81
==============================================================================================================
CASH PAID DURING THE YEAR:
Interest                                                                         $  66      $  60      $  41
Income taxes                                                                     $  22      $  16      $  51
--------------------------------------------------------------------------------------------------------------

See Accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

REPORTING YEAR

The reporting period for the Company and its subsidiaries is the Saturday closest to the last day in January, representing the 52 weeks ended January 29, 2000 and January 30, 1999. Previously, the reporting period ended on the last Saturday in January. The 1997 reporting year represents the 53 weeks ended January 31, 1998. References to years in this annual report relate to fiscal years rather than calendar years.

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

CAPITALIZED SOFTWARE

Capitalized software reflects certain costs related to software developed for internal use that are capitalized and amortized, after substantial completion of the project, on a straight-line basis over periods not exceeding 8 years. Capitalized software, net of accumulated amortization, is included in property and equipment and was $23.2 million at January 29, 2000 and $7.7 million at January 30, 1999.

DEPRECIATION AND AMORTIZATION

Owned property and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets: 25 to 45 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Property and equipment under capital leases and improvements to leased premises are generally amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the remaining lease term.

GOODWILL

Goodwill represents the excess purchase price over the fair value of assets acquired and is amortized on a straight-line basis over periods not exceeding 40 years. Goodwill arising from acquisitions made since 1995 is amortized over periods not exceeding 20 years. Recoverability of goodwill is evaluated based upon estimated future profitability and cash flows. Accumulated amortization amounted to $58.7 million and $50.2 million at January 29, 2000 and January 30, 1999, respectively.

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

      In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133," which defers the implementation of SFAS No. 133 by one year. The Company will adopt SFAS No. 133 in 2001 and is in the process of evaluating its impact on the consolidated financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The carrying value of cash and cash equivalents, other current receivables and short-term debt approximate fair value due to the short-term maturities of these assets and liabilities. Quoted market prices of the same or similar instruments are used to determine fair value of long-term debt, interest rate swaps and forward foreign exchange contracts. Discounted cash flows are used to determine the fair value of long-term receivables and mortgages if quoted market prices on these instruments are unavailable.

RECOVERABILITY OF LONG-LIVED ASSETS

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," an impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amounts of long-lived tangible and intangible assets may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company has identified this lowest level to be principally individual stores. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the best information available using estimates, judgments and projections as considered necessary.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation by applying Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with APB No. 25, compensation expense is not recorded for options granted if the option price is not less than the quoted market price at the date of grant. Compensation expense is also not recorded for employee purchases of stock under the 1994 Stock Purchase Plan since the plan is non-compensatory as defined in APB No. 25.

INCOME TAXES

The Company determines its deferred tax provision under the liability method, whereby deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using presently enacted tax rates. Deferred tax assets are recognized for tax credit and net operating loss carryforwards, reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

      Provision for U.S. income taxes on undistributed earnings of foreign subsidiaries is made only on those amounts in excess of the funds considered to be permanently reinvested.

STORE PRE-OPENING AND CLOSING COSTS

Store pre-opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the estimated post-closing lease obligation, less sublease rental income, is provided for when a decision to close the store is made.

ADVERTISING COSTS

Advertising and sales promotion costs are expensed at the time the advertising or promotion takes place. Advertising costs as a component of selling, general and administrative expenses were $79.8 million in 1999, $94.2 million in 1998 and $81.0 million in 1997.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company's international operations is the applicable local currency. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted-average rates of exchange prevailing during the year. The unearned gains and losses resulting from such translation are included as a separate component of accumulated other comprehensive loss within shareholders' equity.

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

(in millions)                   1999       1998       1997
----------------------------------------------------------
Weighted-average common
   shares outstanding          137.2      135.4      134.6
Incremental common shares
   issuable                      1.0         .5        1.2
----------------------------------------------------------
Weighted-average common
   shares outstanding
   assuming dilution           138.2      135.9      135.8
==========================================================

Options to purchase 7.3 million shares of common stock with an exercise price greater than the average market price were outstanding at January 29, 2000, but were not included in the computation of diluted earnings per share.

RECLASSIFICATIONS

Certain balances in prior fiscal years have been reclassified to conform to the presentation adopted in the current fiscal year. The inventory, fixed assets and other long-lived assets of all businesses to be exited have been reclassified as assets held for disposal in the Consolidated Balance Sheet as of January 29, 2000.

2. 1999 RESTRUCTURING

Total restructuring charges of $155 million before-tax were recorded for the Company's 1999 restructuring program. Inventory markdowns of $11 million were included in cost of sales while the remaining $144 million restructuring charge was included in operating expenses.

      During the second quarter of 1999, the Company approved a restructuring plan to sell or liquidate eight non-core businesses: The San Francisco Music Box Company, Randy River Canada, Foot Locker Outlets, Colorado, Team Edition, Going to the Game!, Weekend Edition and Burger King franchises. Restructuring charges of $64 million pre-tax ($39 million after-tax) were recorded in the second quarter. Major components of the charge included leasehold and real estate disposition costs ($24 million), fixed asset and other asset impairments ($19 million), inventory markdowns ($12 million) and other exit costs ($9 million). The inventory markdowns of $12 million were included in cost of sales while the remaining $52 million restructuring charge was included in operating expenses. The Company recorded an additional charge in the third quarter of approximately $3 million before-tax ($2 million after-tax) primarily related to Weekend Edition fixed assets and real estate disposition costs. On December 24, 1999, the Company completed the sale of 49 of its 87 Weekend Edition stores. The initial plan assumed the partial sale and partial liquidation of the Foot Locker Outlets format. As the partial sale could not be completed, 39 of the 81 stores were redeployed to the Foot Locker format, and the Company recorded a pre-tax reduction of $4 million to the reserve in the fourth quarter, primarily related to real estate disposition costs for the Foot Locker Outlets. Favorable results from the Colorado liquidation, which was completed in December 1999, and real estate disposition activity resulted in reductions in both inventory markdowns and real estate costs of $1 million in the fourth quarter, which were offset by additional fixed asset write-offs of approximately $1 million. In addition, the Company recorded a pre-tax charge of approximately $1 million in the fourth quarter related to the pending sale of substantially all of its Randy River Canada stores, effective February 27, 2000. The remaining businesses will be liquidated or sold and all dispositions are expected to be completed in 2000. The $24 million reserve balance at January 29, 2000 primarily reflects estimated lease costs, and will be substantially utilized within twelve months.

      On January 25, 2000, the Company announced a further restructuring plan and recorded a charge of $92 million before-tax, or $56 million after-tax, in the fourth quarter of 1999. The components of the charge included an accelerated store closing program ($62 million), the closure of the Foot Locker stores in Asia ($6 million), headcount reduction ($17 million) and a distribution center shutdown ($7 million).

      The Company plans to close 358 under-performing stores in the United States and Canada including 150 Global Athletic Group stores and 208 Northern Group stores, which includes the disposal of the entire Northern Getaway and Northern Elements formats in the United States. During the fourth quarter 72 stores were closed and the remaining 286 stores are expected to close in 2000. The total charge related to the closed store restructuring program of $62 million included fixed asset impairments of $24 million. The reserve balance of $38 million at January 29, 2000 represents leasehold and real estate disposition costs of $37 million and $1 million in severance costs to eliminate approximately 3,100 store positions. The Company recorded an additional restructuring charge of approximately $6 million in the fourth quarter associated with management's decision to close the Foot Locker stores in Asia, which included fixed asset impairments of $3 million. The reserve remaining of $3 million at January 29, 2000 reflects real estate disposition costs, severance and inventory markdowns.

      In connection with the disposition of several of its non-core businesses, the Company reduced sales support and corporate staff by over 30 percent, reduced divisional staff and consolidated the management of Kids Foot Locker and Lady Foot Locker into one organization. Approximately 400 positions were eliminated at a total cost of $17 million, $3 million of which was spent in 1999, and $14 million of which will be utilized in 2000. In addition, the Company plans to close its Champs Sports distribution center in Maumelle, Arkansas and to consolidate its operations with the Foot Locker facility located in Junction City, Kansas. The charge of $7 million included fixed asset impairments of $2 million. The reserve remaining of $5 million at January 29, 2000 includes severance costs to eliminate approximately 200 positions of $1 million and $4 million, related primarily to estimated lease costs in 2000.

      Included in the consolidated results of operations are sales of $402 million and operating losses of $61 million in 1999 for the above non-core businesses and under-performing stores.

      Inventory, fixed assets and other long-lived assets of all businesses to be exited have been valued at the lower of cost or net realizable value. These assets, totaling $61 million, have been reclassified as assets held for disposal in the Consolidated Balance Sheet as of January 29, 2000.

3. OTHER INCOME

On December 1, 1999, the Company completed the sale of the assets of its Afterthoughts retail chain for gross proceeds of $250 million. The Company recorded a gain of $164 million before-tax, or $100 million after-tax, from the sale. On December 6, 1999, the Company completed the public offering of 100 percent of its holding in Colorado Group, Ltd., its Australian athletic and specialty footwear format, for proceeds of $55 million. Gross proceeds of approximately $75 million included the repayment of a $20 million intercompany loan. The Company recorded a pre-tax gain of $13 million to continuing operations related to its Colorado athletic format. Included in the consolidated results of operations are sales of $184 million and operating profit of $10 million in 1999 for Afterthoughts and Colorado.

      On December 4, 1998, the Company completed the sale of its corporate headquarters building in New York for gross proceeds of approximately $138 million and leased back a portion of the building. Other income in 1998 included a $73 million gain recognized on the building sale, $29 million was deferred at January 30, 1999 related to the leased back portion. On January 25, 2000, the Company signed a definitive agreement to vacate the leased-back portion, terminate the lease, and sell the associated furniture and fixtures. In connection with the lease termination, the deferred gain of $29 million was accelerated and the Company recognized a net gain of $17 million in 1999.

      In addition, the sale of other corporate properties contributed gross proceeds of $41 million, $13 million and $20 million in 1999, 1998 and 1997, respectively, generating real estate gains of $29 million,$9 million and $12 million. In 1998, other income also includes the $19 million gain on sale of the Garden Centers nursery business for proceeds of $22 million.

4. ACQUISITIONS

On February 26, 1998, the Company acquired 94 stores from Athletic Fitters, Inc., a Minneapolis-based company, for a cash price of approximately $29 million. This acquisition was accounted for as a purchase and the resulting intangible assets of approximately $12 million are amortized using the straight-line method over 10 years.

      On January 30, 1997, the Company acquired Eastbay, Inc. ("Eastbay") for $140 million in a transaction accounted for as a purchase. The Company's consolidated results of operations include those of Eastbay beginning with the date the acquisition was consummated. The excess of cost over net assets acquired of approximately $107 million is amortized using the straight-line method over 20 years.

      On August 18, 1997, the Company acquired the assets of Koenig Sporting Goods, Inc. for approximately $8 million in cash in a transaction that was accounted for as a purchase. The Company has successfully converted 21 stores into the Champs Sports format.

5. IMPAIRMENT OF LONG-LIVED ASSETS

In 1999, the Company recorded a non-cash pre-tax asset impairment charge of approximately $50 million associated with its restructuring program, which represented impairment of goodwill of $5 million and other long-lived assets such as properties, store fixtures and leasehold improvements of $45 million. The impairment loss was included in the $144 million restructuring charge recorded in 1999. Of the total impairment loss recognized, $28 million related to the Global Athletic Group and $19 million related to the Northern Group. Corporate assets and formats included in the "All Other" category were impaired by $2 million and $1 million, respectively.

      In addition, the Company recorded a non-cash pre-tax charge of approximately $8 million in 1999 in selling, general and administrative expenses, which represented impairment of long-lived assets such as properties, store fixtures and leasehold improvements related to the Global Athletic Group. Corporate expense also included $5 million in 1999 and 1998 related to the impairment of capitalized software.

      In 1998, the Company recorded a non-cash pre-tax charge of $28 million in selling, general and administrative expenses, which represented impairment of long-lived assets such as properties, store fixtures and leasehold improvements. Of the total impairment loss recognized, $19 million related to the Global Athletic Group, $7 million related to the Northern Group and formats included in the "All Other" category were impaired by $2 million. Pre-tax impairment was $1 million for 1997 continuing operations.

6. DISCONTINUED OPERATIONS

On September 22, 1998, the Company announced that it was exiting its International General Merchandise segment. The sale of its general merchandise business in Germany was completed on October 22, 1998 for $563 million and the Company recorded a net gain on the disposal of the International General Merchandise segment of $174 million before-tax, or $39 million after-tax. On December 1, 1999, the Company sold 85 of The Bargain! Shop stores for proceeds of $17 million and the remaining stores were liquidated by January 29, 2000. The Company recorded a reduction to the reserve of $13 million before-tax, or $7 million after-tax, in the fourth quarter of 1999, which reflected better than anticipated results in The Bargain! Shop disposition. The reserve balance at January 29, 2000 of $10 million is required primarily to satisfy lease obligations over the next few years.

      On September 16, 1998, the Company announced that it was exiting its Specialty Footwear segment including 467 Kinney Shoe stores and 103 Footquarters stores. Approximately 66 of these locations have been converted to the Lady Foot Locker and Kids Foot Locker formats and the remaining stores were closed in 1999. The Company recorded a net charge to earnings of $234 million before-tax, or $155 million after-tax, in 1998 for the loss on disposal of the segment. In the second and fourth quarters of 1999, respectively, the Company recorded reductions to the reserve of $17 million and $28 million before-tax, or $10 million and $19 million after-tax, which principally related to favorable results from lease buy-outs and real estate dispositions compared to original estimates. The reserve balance of $28 million at January 29, 2000 primarily reflects real estate and other disposition costs, $12 million of which is expected to be utilized within twelve months and the remaining $16 million thereafter.

      In 1997, the Company exited its 400 store Domestic General Merchandise segment and recorded a loss on disposal of discontinued operations of $310 million before-tax, or $195 million after-tax. The Company has converted many of the prime locations into 131 stores including Foot Locker, Champs Sports, and other athletic or specialty formats. As a result of gains from the planned disposition of leased and owned stores in prime real estate locations of $34 million, and other actual experience better than anticipated, the Company reduced the reserve by $4 million before-tax, or $3 million after-tax in 1998. In the fourth quarter of 1999, the Company recorded an additional charge of $21 million before-tax, or $13 million after-tax. This charge reflected leasehold obligations of $17 million principally for estimated lease costs related to excess space in former general merchandise locations, which have limited commercial use contrary to what was originally anticipated, and $4 million primarily related to legal liabilities. The reserve remaining at January 29, 2000 of $23 million is included in current liabilities ($9 million) and other liabilities ($14 million).

Disposition activity related to the reserve for discontinued operations is presented by segment below:

INTERNATIONAL GENERAL MERCHANDISE

                                                                                    1998                            1999
                                                                        -----------------------------   ----------------------------
                                                                             CHARGE/        NET               CHARGE/        NET
(in millions)                                                       (INCOME)   PROCEEDS     BALANCE  (INCOME)   PAYMENTS   BALANCE
-----------------------------------------------------------------------------------------------------------------------------------
Sale of German Operations                                             $  (214)  $    214     $   --   $    --   $     --   $  --
The Bargain! Shop                                                          40          1          41       (13)      (18)     10
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                 $  (174)  $    215     $    41    $  (13)   $  (18)  $  10
====================================================================================================================================

SPECIALTY FOOTWEAR

                                                                                    1998                            1999
                                                                        -----------------------------   ----------------------------
                                                                             CHARGE/ NET              CHARGE/        NET
(in millions)                                                           (INCOME)  PAYMENTS    BALANCE  (INCOME)   PAYMENTS   BALANCE
------------------------------------------------------------------------------------------------------------------------------------
Lease liabilities                                                     $    93   $   (17)   $     76   $  (34)   $   (27)   $    15
Operating losses & other costs                                             61       (35)         26       (5)        (8)        13
Inventory liquidation                                                      33       (31)          2       --         (2)        --
Fixed asset write-offs                                                     33       (22)         11       (2)        (9)        --
Severance & personnel                                                      14        (8)          6       (4)        (2)        --
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                 $   234   $  (113)    $   121   $  (45)   $   (48)   $    28
====================================================================================================================================

DOMESTIC GENERAL MERCHANDISE

                                                     1997                           1998                            1999
                                   --------------------------------  -----------------------------  ------------------------------
                                       CHARGE/        NET              CHARGE/       NET              CHARGE/        NET
(in millions)                         (INCOME)   PAYMENTS   BALANCE   (INCOME)  PAYMENTS    BALANCE  (INCOME)   PAYMENTS   BALANCE
----------------------------------------------------------------------------------------------------------------------------------
Lease liabilities                     $   101    $   (36)   $   65    $   (26)  $   (18)    $    21   $   18    $   (23)   $    16
Severance & personnel                      72        (59)       13        (10)       (3)         --       --         --         --
Fixed asset write-offs                     46        (49)       (3)         4        (1)         --       --         --         --
Inventory liquidation & other costs        91        (76)       15         28       (29)         14        3        (10)         7
----------------------------------------------------------------------------------------------------------------------------------
Total                                 $   310    $  (220)   $   90    $    (4)  $   (51)    $    35   $   21    $   (33)   $    23
==================================================================================================================================

The results of operations and assets and liabilities for the International General Merchandise segment, the Specialty Footwear segment and the Domestic General Merchandise segment have been classified as discontinued operations for all periods presented in the Consolidated Statements of Operations and Consolidated Balance Sheets. Sales, net income (loss) from discontinued operations and interest expense allocations based on intercompany debt balances for fiscal years 1998 and 1997 through the respective date of discontinuance of each segment are presented below.

                    INTERNATIONAL                 DOMESTIC
                          GENERAL   SPECIALTY      GENERAL
(in millions)         MERCHANDISE    FOOTWEAR  MERCHANDISE    TOTAL
---------------------------------------------------------------------
1998
Sales                   $   842         301          --      $ 1,143
Net loss                $    (9)        (17)         --      $   (26)
Interest expense
   allocation           $    --           5          --      $     5

1997
Sales                   $ 1,479         533         427      $ 2,439
Net income (loss)       $     8          (8)        (28)     $   (28)
Interest expense
   allocation           $    --           6           8      $    14
---------------------------------------------------------------------

Presented below is a summary of the net assets of discontinued operations at January 29, 2000 and January 30, 1999. Assets consist primarily of inventory, fixed assets, and deferred tax assets and liabilities reflect accounts payable and other accrued liabilities.

                 INTERNATIONAL                DOMESTIC
                       GENERAL  SPECIALTY      GENERAL
(in millions)      MERCHANDISE   FOOTWEAR  MERCHANDISE     TOTAL
-----------------------------------------------------------------
1999
Assets                $   5          5         12         $   22
Liabilities               2          2          5              9
-----------------------------------------------------------------
Net assets of
   discontinued
   operations         $   3          3          7         $   13
-----------------------------------------------------------------
1998
Assets                $  47         63         23         $  133
Liabilities              11         17          8             36
-----------------------------------------------------------------
Net assets of
   discontinued
   operations         $  36         46         15         $   97
-----------------------------------------------------------------

7. SEGMENT INFORMATION

The Company has determined that its reportable segments are those that are based on its method of internal reporting, which disaggregates its business by product category. The Company's reportable segments are the Global Athletic Group and the Northern Group. The Global Athletic Group sells branded athletic footwear and apparel through its various retail stores and also directly to customers via catalogs and the Internet. The Northern Group specializes in casual and career apparel for women, and casual apparel for men and children. The Afterthoughts jewelry format and The San Francisco Music Box Company, among others, are included in the "All Other" category. All formats presented as "All Other" were either disposed or held for disposal as of January 29, 2000.

SALES

(in millions)                1999       1998       1997
-------------------------------------------------------
Global Athletic Group:
   Retail Stores           $3,705     $3,593     $3,608
   Direct to Customers        195        160        141
-------------------------------------------------------
                            3,900      3,753      3,749
Northern Group                407        415        455
All Other *                   340        387        408
-------------------------------------------------------
Total sales                $4,647     $4,555     $4,612
=======================================================

The accounting policies of the segments are the same as those described in the "Summary of Significant Accounting Policies." There are no intersegment sales. The Company evaluates performance based on several factors, of which the primary financial measure is operating results. Operating results reflect earnings before corporate expense, corporate gains on sales of real estate, interest and income taxes.

OPERATING RESULTS

(in millions)                      1999       1998       1997
--------------------------------------------------------------
Global Athletic Group:
   Retail Stores (1)              $  14      $  10      $ 376
   Direct to Customers                3          2         (1)
--------------------------------------------------------------
                                     17         12        375
Northern Group (2)                  (63)       (26)        40
All Other (3) *                     174         27          3
--------------------------------------------------------------
Operating profit                    128         13        418
Corporate expense, net (4)           43          8         50
Interest expense, net                57         44         35
--------------------------------------------------------------
Income (loss) from continuing
   operations before income
   taxes                          $  28      $ (39)     $ 333
==============================================================

(1) Includes restructuring charges of $71 million in 1999 ($11 million recorded in cost of sales), offset by Colorado gain of $13 million.

(2) Includes restructuring charges of $59 million in 1999.

(3) 1999 includes Afterthoughts gain of $164 million, offset by restructuring charges of $4 million. 1998 includes Garden Centers gain of $19 million.

(4) 1999 includes restructuring charges of $21 million.

                                    DEPRECIATION AND
                                      AMORTIZATION           CAPITAL EXPENDITURES                TOTAL ASSETS
                                 ----------------------   -------------------------      ----------------------------
(in millions)                    1999     1998     1997     1999     1998       1997       1999       1998       1997
---------------------------------------------------------------------------------------------------------------------
Global Athletic Group:
   Retail Stores                 $118     $ 95     $ 74     $103     $403     $  132     $1,438     $1,719     $1,166
   Direct to Customers              7        7        7        2        2          6        159        155        152
---------------------------------------------------------------------------------------------------------------------
                                  125      102       81      105      405        138      1,597      1,874      1,318
Northern Group                     14       13       10        6       37         23        278        297        250
All Other *                        10       12       12       12       28         14         67        135        142
Corporate                          33       25       19       35       79         74        560        473        484
Discontinued operations, net                                                                 13         97        604
---------------------------------------------------------------------------------------------------------------------
Total Company                    $182     $152     $122     $158     $549     $  249     $2,515     $2,876     $2,798
=====================================================================================================================

* All formats presented as "All Other" were either disposed or held for disposal at January 29, 2000.

Sales and long-lived asset information by geographic area as of and for the fiscal years ended January 29, 2000, January 30, 1999 and January 31, 1998 are presented below. Sales are attributed to the country in which the sales originate, which is where the legal subsidiary is domiciled. Long-lived assets reflect property and equipment. No individual country included in the Other International category is significant.

SALES

(in millions)                1999       1998       1997
--------------------------------------------------------
United States               $3,860     $3,811     $3,857
Canada                         378        404        456
Other International            409        340        299
--------------------------------------------------------
Total sales                 $4,647     $4,555     $4,612
========================================================

LONG-LIVED ASSETS

(in millions)                1999       1998       1997
--------------------------------------------------------
United States               $  706     $  860     $  540
Canada                          47         52         46
Other International             56         62         39
--------------------------------------------------------
Total long-lived assets     $  809     $  974     $  625
========================================================

8. 1993 REPOSITIONING AND 1991 RESTRUCTURING RESERVES


The Company recorded charges of $558 million in 1993 and $390 million in 1991 to reflect the anticipated costs to sell or close under-performing specialty and general merchandise stores in the United States and Canada. Under the 1993 repositioning program, approximately 970 stores were identified for closing. Approximately 900 stores were closed under the 1991 restructuring program.

      Included in operating results are adjustments of $11 million and $3 million for 1999 and 1998, respectively, which primarily reflect sublease and other income relating to owned and leased properties. The remaining reserve balance of $9 million at January 29, 2000 is expected to be required to satisfy future lease obligations and cancellations of $6 million and facilities-related costs of $3 million.

      The activity in the reserves was as follows:

(in millions)                                            1999           1998
----------------------------------------------------------------------------
Balance at beginning of year                             $ 21           $ 37
Interest on net present value of lease obligations          2              4
Cash payments                                              (3)           (17)
Sublease income and revision of estimates                  (7)            (3)
Gain on sale of properties                                 (4)           --
-----------------------------------------------------------------------------
Balance at end of year                                   $  9           $ 21
============================================================================



9. MERCHANDISE INVENTORIES



(in millions)                                                 1999          1998
--------------------------------------------------------------------------------
LIFO inventories                                              $576          $642
FIFO inventories                                               163           195
--------------------------------------------------------------------------------
Total merchandise inventories                                 $739          $837
================================================================================
Excess of current cost (FIFO) over stated LIFO cost           $--           $  1
--------------------------------------------------------------------------------




10. OTHER CURRENT ASSETS



(in millions)                                                 1999          1998
--------------------------------------------------------------------------------
Net receivables                                               $ 54          $ 98
Operating supplies and prepaid expenses                         29            26
Deferred taxes                                                  31            22
Other                                                          --              2
--------------------------------------------------------------------------------
                                                              $114          $148
================================================================================


11. PROPERTY AND EQUIPMENT, NET



(in millions)                                              1999            1998
--------------------------------------------------------------------------------
LAND                                                    $     5         $     5
BUILDINGS:
   Owned                                                     25              38
   Leased                                                     3            --
FURNITURE, FIXTURES AND EQUIPMENT:
   Owned                                                    939           1,019
   Leased                                                    39              33
--------------------------------------------------------------------------------
                                                          1,011           1,095
Less: accumulated depreciation                             (475)           (476)
--------------------------------------------------------------------------------
                                                            536             619
ALTERATIONS TO LEASED AND OWNED BUILDINGS,
   NET OF ACCUMULATED AMORTIZATION                          273             355
--------------------------------------------------------------------------------
                                                        $   809         $   974
================================================================================


12. OTHER ASSETS


(in millions)                                             1999              1998
--------------------------------------------------------------------------------
Lease acquisition costs                                   $ 60              $ 71
Pension benefits                                            43                 1
Income taxes receivable                                     14               --
Other                                                       32                26
--------------------------------------------------------------------------------
                                                          $149              $ 98
================================================================================


13. ACCRUED LIABILITIES



(in millions)                                                  1999         1998
--------------------------------------------------------------------------------
Payroll and related costs                                      $ 52         $ 48
Taxes other than income taxes                                    30           34
7% debentures purchased, not settled                             21          --
Income taxes payable                                             20            6
Store closings and real estate related costs                     16           27
Pension and postretirement benefits                              10           40
Deferred taxes                                                    9          --
Other operating costs                                            96          130
--------------------------------------------------------------------------------
                                                               $254         $285
================================================================================

14. SHORT-TERM DEBT


($ in millions)                                            1999            1998
--------------------------------------------------------------------------------
Bank loans                                                 $ 71            $250
--------------------------------------------------------------------------------
Weighted-average interest rate on
   year-end balance                                        8.36%           5.63%
--------------------------------------------------------------------------------

At January 29, 2000, unused lines of credit under which the Company may borrow funds totaled $270 million, of which domestic credit lines totaled $258 million and international lines totaled $12 million. The domestic credit lines of $258 million in addition to $21 million standby letters of credit existed pursuant to a revolving credit agreement with 13 lending institutions for general corporate purposes. The $12 million international credit lines consisted of overdraft facilities maintained for temporary needs. Unused letter of credit facilities totaled $25 million at January 29, 2000. The Company has additional informal agreements with certain banks in the United States.

      On March 19, 1999, the Company amended its revolving credit agreement by reducing the facility from $500 million to $400 million. In accordance with the terms of the amended agreement, the facility was reduced to $350 million on December 1, 1999 as a result of the sale of Afterthoughts and was further reduced to $300 million on February 15, 2000. The Company is required to satisfy certain financial and operating covenants under the terms of the agreement, which include: maximum ratio of total debt to earnings before interest, taxes, depreciation and amortization; minimum fixed charge coverage ratio; minimum tangible net worth; and limits on capital expenditures. In addition, the Company was required to fund the repayment of the $200 million 7 percent debentures, which are due in June 2000, by February 15, 2000. In January and February 2000, respectively, the Company extinguished $100 million and $4 million of the 7 percent debentures and on February 15, 2000, $96 million was placed in escrow to fund the repayment of the balance outstanding at that date. As of March 7, 2000, the Company purchased an additional $5 million of the debentures and reduced the funds held in escrow by the same amount. This facility is unsecured relating to the Company's inventory; however, it does include collateralization of certain properties as defined in the agreement. The agreement also restricts consolidations or mergers with third parties, investments and acquisitions, payment of dividends on common stock and repurchases of common stock, and requires borrowings under the agreement to be reduced to not more than $50 million for a period of at least 15 consecutive days during the fourth quarter of each year. The Company was in compliance with all covenants.

      Interest is determined at the time of borrowing based on the banks' base rates, rates paid on certificates of deposit, the London Interbank Offered Rate or other variable rates. Up-front fees paid under the amended agreement are amortized over the life of the facility on a pro-rata basis. In addition, the Company paid quarterly facility fees ranging from 0.50 to 1.25 percent of outstanding borrowings based on the Company's 1999 credit ratings. The facility will expire in April 2002.

15. LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES


Following is a summary of long-term debt and obligations under capital leases:

(in millions)                                                1999           1998
--------------------------------------------------------------------------------
7.0% debentures payable 2000                                 $100           $200
8.5% debentures payable 2022                                  200            200
6.98% medium-term notes payable 2001                           50             50
7.0% medium-term notes payable 2002                            40             40
Other                                                         --               1
--------------------------------------------------------------------------------
Total long-term debt                                          390            491
Obligations under capital leases                               28             26
--------------------------------------------------------------------------------
                                                              418            517
Less: current portion                                         106              6
--------------------------------------------------------------------------------
                                                             $312           $511
================================================================================

The Company purchased $100 million of the 7 percent debentures, which are due in June 2000, at various dates throughout January 2000. The transactions were accounted for on a trade date basis and $21 million was settled after the year-end. The aggregate gain on sale related to the early extinguishment of debt did not have a material impact on the Company's Consolidated Statements of Operations. The Company purchased a further $9 million of the 7 percent debentures through March 7, 2000, and set aside funds for the repayment of the remaining balance outstanding.

      Maturities of long-term debt and minimum rent payments under capital leases in future periods are:

                                                 LONG-TERM    CAPITAL
(in millions)                                      DEBT        LEASES      TOTAL
--------------------------------------------------------------------------------
2000                                              $100         $  8         $108
2001                                                50            5           55
2002                                                40            3           43
2003                                               --             1            1
2004                                               --           --           --
Thereafter                                         200           14          214
--------------------------------------------------------------------------------
                                                   390           31          421
Less: Imputed interest                             --             3            3
      Current portion                              100            6          106
--------------------------------------------------------------------------------
                                                  $290         $ 22         $312
================================================================================

16. LEASES


The Company is obligated under capital and operating leases for a major portion of its store properties. Some of the store leases contain purchase or renewal options with varying terms and conditions. Management expects that in the normal course of business, expiring leases will generally be renewed or, upon making a decision to relocate, replaced by leases on other premises. Operating lease periods generally range from 5 to 10 years. Certain leases provide for additional rent payments based on a percentage of store sales. The present value of operating leases is discounted using various interest rates ranging from 6 percent to 13 percent.

      Rent expense consists of the following:


(in millions)                                   1999         1998          1997
--------------------------------------------------------------------------------
Rent                                           $ 571        $ 540         $ 490
Contingent rent based on sales                     9           12            19
Sublease income                                 --             (7)          (11)
--------------------------------------------------------------------------------
Total rent expense                             $ 580        $ 545         $ 498
================================================================================


Future minimum lease payments under non-cancelable operating leases are:

(in millions)
-------------------------------------------------------------------------------
2000                                                                     $  380
2001                                                                        346
2002                                                                        313
2003                                                                        271
2004                                                                        232
Thereafter                                                                  730
-------------------------------------------------------------------------------
Total operating lease commitments                                        $2,272
===============================================================================
Present value of operating lease commitments                             $1,672
===============================================================================


17. OTHER LIABILITIES



(in millions)                                                 1999          1998
--------------------------------------------------------------------------------
Other postretirement benefits                                 $173          $186
Reserve for discontinued operations                             36            30
Pension benefits                                                25            65
Repositioning and restructuring reserves                         5            10
Other                                                           48            72
--------------------------------------------------------------------------------
                                                              $287          $363
================================================================================


18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FOREIGN EXCHANGE RISK MANAGEMENT

The Company enters into forward foreign exchange and option contracts to reduce the effect of fluctuations in currency exchange rates. Exposures arising from short-term intercompany transactions and inventory purchases are managed through the use of forward and option contracts. Determination of hedge activity is based upon market conditions, magnitude of inventory commitments and perceived risks. All contracts mature within one year. At January 29, 2000 and January 30, 1999, the Company had outstanding foreign exchange contracts with an aggregate notional value of $68 million and $79 million, respectively, for inventory purchases, and $67 million and $52 million, respectively, for intercompany transactions. The carrying values of these contracts did not differ materially from their fair values.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of long-term debt was $390 million and $311 million, respectively, at January 29, 2000, and $491 million and $454 million, respectively, at January 30, 1999.



INTEREST RATE RISK MANAGEMENT

Interest rate swaps have been utilized by the Company to minimize its exposure to interest rate fluctuations. There were no swap agreements in effect at January 29, 2000 or January 30, 1999.

CREDIT RISK

Credit risk of forward foreign exchange contracts and interest rate swaps is considered minimal, as management closely monitors the financial condition of the counter-parties to the contracts, which are financial institutions with credit ratings of A- or higher.

BUSINESS RISK

The retailing business is highly competitive. Price, quality and selection of merchandise, reputation, store location, advertising and customer service are important competitive factors in the Company's business. The Company purchases merchandise and supplies from thousands of vendors worldwide. The Company purchased approximately 54 percent of its 1999 merchandise from one major vendor. The Company considers vendor relations to be satisfactory.

19. INCOME TAXES

Following are the domestic and international components of pre-tax income (loss) from continuing operations:

(in millions)                                   1999          1998          1997
--------------------------------------------------------------------------------
Domestic                                        $ (1)         $(19)         $287
International                                     29           (20)           46
--------------------------------------------------------------------------------
Total pre-tax income (loss)                     $ 28          $(39)         $333
================================================================================

The income tax provision (benefit) consists of the following:

(in millions)                                1999           1998           1997
--------------------------------------------------------------------------------
CURRENT:
   Federal                                  $  15          $ (70)         $  68
   State and local                              4             (2)            16
   International                                5           --               26
--------------------------------------------------------------------------------
Total current tax provision
   (benefit)                                   24            (72)           110
--------------------------------------------------------------------------------
DEFERRED:
   Federal                                    (19)            27             18
   State and local                             (6)             2             (9)
   International                               12              1              1
--------------------------------------------------------------------------------
Total deferred tax provision
   (benefit)                                  (13)            30             10
--------------------------------------------------------------------------------
Total income tax provision
   (benefit)                                $  11          $ (42)         $ 120
================================================================================

Provision has been made in the accompanying Consolidated Statements of Operations for additional income taxes applicable to dividends received or expected to be received from international subsidiaries. The amount of unremitted earnings of international subsidiaries, for which no such tax is provided and which is considered to be permanently reinvested in the subsidiaries, totaled $196 million at January 29, 2000.

      A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pre-tax income
(loss) from continuing operations is as follows:

                                                1999          1998         1997
-------------------------------------------------------------------------------
Federal statutory income tax rate               35.0%        (35.0)%       35.0%
State and local income taxes,
   net of federal tax benefit                   (4.5)         --            4.4
International income taxed at
   varying rates                                14.0           9.3          1.4
Foreign tax credit utilization                  (4.4)       (150.7)         0.9
Increase (decrease) in valuation
   allowance                                     4.4          17.7         (4.3)
Gain on surrender of company-
   owned life insurance                          --           48.5          --
Goodwill amortization                           10.8           7.4          --
Basis differential on disposition
   of foreign assets                           (19.9)         --            --
Other, net                                       3.6          (4.9)        (1.4)
-------------------------------------------------------------------------------
Effective income tax rate                       39.0%       (107.7)%       36.0%
===============================================================================

Items that gave rise to significant portions of the deferred tax accounts are as follows:

(in millions)                                                1999          1998
--------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
   Tax loss/credit carryforwards                            $ 197         $ 157
   Employee benefits                                           74           116
   Reserve for discontinued operations                         76           120
   Repositioning and restructuring reserves                    37            18
   Property and equipment                                     104            86
   Other                                                        5          --
-------------------------------------------------------------------------------
Total deferred tax assets                                     493           497
   Valuation allowance                                       (133)          (87)
-------------------------------------------------------------------------------
     Total deferred tax assets, net                           360           410
-------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
   Inventories                                                 21            14
   Other                                                     --              16
-------------------------------------------------------------------------------
Total deferred tax liabilities                                 21            30
-------------------------------------------------------------------------------
Net deferred tax asset                                      $ 339         $ 380
===============================================================================
BALANCE SHEET CAPTION REPORTED IN:
   Deferred taxes                                           $ 317         $ 358
   Other current assets                                        31            22
   Accrued liabilities                                         (9)         --
-------------------------------------------------------------------------------
                                                            $ 339         $ 380
===============================================================================

As of January 29, 2000, the Company had a valuation allowance of $133 million to reduce its deferred tax assets to estimated realizable value. The valuation allowance primarily relates to the deferred tax assets arising from state tax loss carryforwards of certain domestic operations, tax loss carryforwards of certain foreign operations, foreign tax credit carryforwards and capital loss carryforwards of the Canadian operations, as well as other discontinued operations. The net change in the total valuation allowance for the year ended January 29, 2000, was principally due to the sale of certain businesses and potential expiration of excess foreign tax credits from prior periods.

      Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances at January 29, 2000. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

      At January 29, 2000, the Company had international operating loss carryforwards of approximately $200 million. Those expiring between 2000 and 2007 are $184 million and those that do not expire are $16 million. The Company has state net operating loss carryforwards with a potential tax benefit of $40 million, which principally relates to the 16 states where the Company does not file a combined return. These loss carryforwards expire between 2000 and 2019. Foreign tax credits of approximately $63 million expiring between 2002 and 2005 are also available to the Company. The Company has U.S. Federal alternative minimum tax credits of approximately $7 million, which do not expire.

20. RETIREMENT PLANS AND OTHER BENEFITS

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

      The following tables set forth the plans' changes in benefit obligations and plan assets, funded status and amounts recognized in the Consolidated Balance Sheets:

                                                                POSTRETIREMENT
                                         PENSION BENEFITS          BENEFITS
                                      -------------------     -----------------
(in millions)                          1999        1998        1999        1998
-------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
   Benefit obligation at
     beginning of year                $ 739       $ 776       $  75       $ 112
   Service cost                           7           8         --          --
   Interest cost                         48          50           5           5
   Plan participants'
     contributions                      --          --            5           4
   Actuarial (gain) loss                (62)          8          (5)        (35)
   Foreign currency
     translation
     adjustments                          5          (4)       --          --
   Benefits paid                        (73)        (99)        (13)        (11)
   Dispositions                          (3)        --          --          --
   Curtailment                            1         --          --          --
-------------------------------------------------------------------------------
   Benefit obligation
     at end of year                   $ 662       $ 739       $  67       $  75
-------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
   Fair value of plan
     assets at beginning
     of year                          $ 622       $ 626
   Actual return on plan
     assets                              80          62
   Employer contribution                 33          37
   Foreign currency
     translation
     adjustments                          4          (3)
   Benefits paid                        (73)       (100)
   Dispositions                          (4)        --
-------------------------------------------------------------------------------
   Fair value of plan
     assets at end
     of year                          $ 662       $ 622
-------------------------------------------------------------------------------
FUNDED STATUS
   Funded status                      $ --        $(117)      $ (67)      $ (75)
   Unrecognized net
     asset at transition                --           (3)       --          --
   Unrecognized prior
     service cost                         7           8        --          --
   Unrecognized net
     (gain) loss                         13          87        (114)       (118)
--------------------------------------------------------------------------------
   Prepaid asset
     (accrued liability)               $ 20       $ (25)      $(181)      $(193)
================================================================================


                                                                POSTRETIREMENT
                                        PENSION BENEFITS          BENEFITS
                                      -------------------     -----------------
(in millions)                          1999        1998        1999        1998
-------------------------------------------------------------------------------
BALANCE SHEET CAPTION REPORTED IN:
   Other assets                        $  43      $   1       $--         $--
   Other liabilities                     (25)       (65)       (173)       (186)
   Accrued liabilities                    (2)       (33)         (8)         (7)
   Accumulated other
     comprehensive
     income, pre-tax                       4         72        --          --
-------------------------------------------------------------------------------
                                       $  20      $ (25)      $(181)      $(193)
===============================================================================

As of January 29, 2000, the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $110 million, $107 million and $85 million, respectively. The change in the assumed discount rate used to measure the projected benefit obligation in 1999 and an increase in plan assets as a result of positive investment performance, changed the funded status of the Company's U.S. qualified retirement plan from underfunded to overfunded. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $736 million, $714 million and $618 million, respectively, as of January 30, 1999.

      In 1999, the Company disposed of the Australian pension plan in connection with the public offering of its holding in Colorado Group and incurred a curtailment loss of $1 million related to disposed formats in Canada. In connection with the sale of its German general merchandise business on October 22, 1998, the Company disposed of its accumulated benefit obligation representing the unfunded German pension plan. The discontinuance of the Specialty Footwear segment had no impact on the accumulated pension and postretirement benefit obligations as of January 30, 1999.


PRINCIPAL ASSUMPTIONS
                                                                 PENSION BENEFITS                    POSTRETIREMENT BENEFITS
                                                              -------------------------------      --------------------------------
                                                              1999        1998         1997         1999         1998        1997
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average discount rate                                7.93%       6.71%        7.12%        8.00%        6.75%       7.00%
Weighted-average rate of compensation increase                4.89%       4.71%        4.95%        5.00%        5.00%       5.00%
Weighted-average long-term rate of return on assets           9.87%       9.87%        9.86%
-----------------------------------------------------------------------------------------------------------------------------------

The components of net benefit expense (income) are:

                                                                 PENSION BENEFITS                    POSTRETIREMENT BENEFITS
                                                              -------------------------------      --------------------------------
(in millions)                                                 1999        1998         1997         1999         1998        1997
-----------------------------------------------------------------------------------------------------------------------------------
Service cost                                                  $  7         $  8         $  9          $--          $--          $--
Interest cost                                                   48           50           56            5            5            8
Expected return on plan assets                                 (57)         (53)         (54)         --           --           --
Amortization of net asset at transition                         (1)          (9)          (9)         --           --           --
Amortization of prior service cost                               1            3            3          --           --           --
Amortization of net (gain) loss                                  2            3            6           (9)          (9)          (5)
Curtailment                                                    --           --             8          --           --           --
-----------------------------------------------------------------------------------------------------------------------------------
Net benefit expense (income)                                  $--          $  2         $ 19         $ (4)        $ (4)        $  3
===================================================================================================================================

      In the fourth quarter of 1999, the Company changed the method for calculating the market-related value of plan assets for the U.S. qualified retirement plan, used in determining the return on plan assets component of net pension expense and the accumulated unrecognized net loss subject to amortization. Under the previous accounting method, equity assets were valued based on a five-year moving average of investment gains and losses. Under the new method, equities are valued based on either a five-year or a three-year moving average of investment gains and losses, whichever value is closer to market value in each plan year. Under both new and previous methods, non-equity assets are valued at market value, and only the accumulated net loss, which exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets is subject to amortization. The Company believes the new method is preferable because it results in calculated plan asset values that more closely approximate fair value, while still mitigating the impact of annual market-value fluctuations. This change resulted in a non-cash benefit in 1999 of approximately $14 million before-tax, or $0.06 per diluted share, representing the cumulative effect of the accounting change related to years prior to 1999. The change was accounted for as if it had occurred at the beginning of the first quarter of 1999. The impact of the change resulted in lower pension expense in 1999 of $4.5 million before-tax, or $0.02 per diluted share as follows; $0.8 million in each of the first and second quarters; $1.8 million in the third quarter and $1.1 million in the fourth quarter. Had this change been applied retroactively, pension expense would have been reduced by approximately $1 million and $2 million in 1998 and 1997, respectively.

      In 1998, the amortization period of the domestic plans' unrecognized gains and losses was changed to the average future life expectancy of inactive plan participants, who now comprise the majority of plan participants, resulting in decreases of approximately $4 million and $3 million, respectively, in net pension and net postretirement benefit expense. Previously, the unrecognized gains and losses were amortized over the average future working lifetime of active plan participants.

      In 1998, a medical plan dropout assumption for retirees was introduced to the postretirement benefit obligation calculation. For measurement purposes, an
8.4 percent increase in the cost of covered health care benefits was assumed for 1999. The rate was assumed to decline gradually to five percent in 2008 and remain at that level thereafter. A one percent increase in the health care cost trend rate would increase the 1999 accumulated postretirement benefit obligation by $2.8 million and decrease the 1999 income by $0.2 million. A one percent decrease in the health care cost trend rate would decrease the 1999 accumulated postretirement benefit obligation by $2.6 million and increase the 1999 income by $0.2 million.

401(k) PLAN

The Company has a qualified 401(k) savings plan available to full-time employees who meet the plan's eligibility requirements. This savings plan allows eligible employees to contribute up to 15 percent of their compensation on a pre-tax basis. The Company matches 25 percent of the first 4 percent of the employees' contributions with Company stock. Effective January 1, 1998, such matching Company contributions are vested incrementally over 5 years. The charge to operations for the Company's matching contribution was $0.9 million, $1.4 million and $1.3 million in 1999, 1998 and 1997, respectively.

21. STOCK PLANS

Under the Company's 1998 Stock Option and Award Plan (the "1998 Plan"), options to purchase shares of common stock may be granted to officers and key employees at not less than the market price on the date of grant. Under the plan, the Company may grant officers and other key employees, including those at the subsidiary level, stock options, stock appreciation rights (SARs), restricted stock or other stock-based awards. Unless a longer period is established at the time of the option grant, up to one-half of each stock option may be exercised on each of the first two anniversary dates of the date of grant. Generally, for stock options granted beginning in 1996, one-third of each stock option becomes exercisable on each of the first three anniversary dates of the date of grant. The options terminate up to 10 years from the date of grant. The 1998 Plan provides for awards of up to 6,000,000 shares of the Company's common stock. The number of shares reserved for issuance as restricted stock cannot exceed 1,500,000 shares.

      In addition, options to purchase shares of common stock remain outstanding under the Company's 1995 and 1986 Stock Option Plans. The 1995 Stock Option and Award Plan (the "1995 Plan") is substantially the same as the 1998 Plan. The number of shares reserved for issuance as restricted stock under the 1995 Plan is also limited to 1,500,000 shares. Options granted under the 1986 Stock Option Plan generally become exercisable in two equal installments on the first and the second anniversaries of the date of grant.

      In 1996, the Company established the Directors' Stock Plan (the "Directors' Plan"). Under the Directors' Plan, non-employee directors receive 50 percent of their annual retainer in shares of common stock and may elect to receive up to 100 percent of their retainer in common stock. The maximum number of shares of common stock that may be issued under the Directors' Plan is 250,000 shares.

      Under the Company's 1994 Stock Purchase Plan, participating employees may contribute up to 10 percent of their annual compensation to acquire shares of common stock at 85 percent of the lower market price on one of two specified dates in each plan year. Of the 8,000,000 shares of common stock authorized for purchase under the 1994 plan, 803 participating employees purchased 139,657 shares in 1999. To date, a total of 923,918 shares have been purchased under the Stock Purchase Plan.

      When common stock is issued under these plans, the proceeds from options exercised or shares purchased are credited to common stock to the extent of the par value of the shares issued and the excess is credited to additional paid-in capital. When treasury common stock is issued, the difference between the average cost of treasury stock used and the proceeds from options exercised or shares awarded or purchased is charged or credited, as appropriate, to either additional paid-in capital or retained earnings. The tax benefits relating to amounts deductible for federal income tax purposes, which are not included in income for financial reporting purposes, have been credited to additional paid-in capital.

      The Financial Accounting Standards Board issued SFAS No. 123, which requires disclosure of the impact on earnings per share if the fair value method of accounting for stock-based compensation is applied for companies electing to continue to account for stock-based plans under APB No. 25. Accounting for the Company's grants for stock-based compensation during the three-year period ended January 29, 2000, in accordance with the fair value method provisions of SFAS No. 123 would have resulted in the following:


(in millions, except per share amounts)      1999          1998             1997
--------------------------------------------------------------------------------
Net income (loss):
   As reported                             $    48       $  (136)        $   (10)
   Pro forma                               $    43       $  (142)        $   (18)
Basic earnings per share:
   As reported                             $  0.35       $ (1.00)        $ (0.08)
   Pro forma                               $  0.31       $ (1.05)        $ (0.13)
Diluted earnings per share:
   As reported                             $  0.35       $ (1.00)        $ (0.07)
   Pro forma                               $  0.31       $ (1.05)        $ (0.13)
--------------------------------------------------------------------------------

The fair values of the Company's various stock option and purchase plans were estimated at the grant date using a Black-Scholes option pricing model.

                                                              STOCK OPTION PLANS                     STOCK PURCHASE PLAN
                                                ---------------------------------------      --------------------------------------
                                                    1999           1998           1997           1999           1998           1997
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average risk free
   rate of interest                                 5.31%          4.57%          6.44%          7.12%          4.62%          5.84%
Expected volatility                                   45%            35%            30%            29%            29%            25%
Weighted-average expected award life             2 years        2 years        2 years       .7 years       .7 years       .7 years
Dividend yield                                      --             --             --             --             --             --
Weighted-average fair value                     $   2.14       $   7.67       $   7.52       $   1.10       $   1.80       $   6.44
-----------------------------------------------------------------------------------------------------------------------------------

The information set forth in the following table covers options granted under the Company's stock option plans:


                                                                 1999                    1998                      1997
                                                ---------------------------  -------------------------   ---------------------------
                                                               WEIGHTED-                   WEIGHTED-                      WEIGHTED-
                                                  NUMBER       AVERAGE        NUMBER       AVERAGE         NUMBER          AVERAGE
(IN THOUSANDS, EXCEPT PRICES PER SHARE)         OF SHARES    EXERCISE PRICE  OF SHARES  EXERCISE PRICE    OF SHARES   EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding at
   beginning of year                              8,057        $   20.93        7,450        $   21.45        7,376        $   22.02
Granted                                           3,739        $    5.17        2,537        $   21.89        2,321        $   21.68
Exercised                                          --          $    --            260        $   16.83          565        $   16.76
Expired or canceled                               1,873        $   20.23        1,670        $   25.39        1,682        $   25.84
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding at
   end of year                                    9,923        $   15.12        8,057        $   20.93        7,450        $   21.45
====================================================================================================================================
Options exercisable at
   end of year                                    4,837        $   19.95        4,429        $   20.86        4,466        $   22.34
------------------------------------------------------------------------------------------------------------------------------------
Options available for
   future grant at end of year                    2,220                         6,131                         1,896
------------------------------------------------------------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding and exercisable at January 29, 2000:



                                                                            OPTIONS OUTSTANDING           OPTIONS EXERCISABLE
                                                                    ----------------------------------   -------------------------
                                                                               WEIGHTED-
                                                                                AVERAGE      WEIGHTED-                   WEIGHTED-
                                                                               REMAINING      AVERAGE                     AVERAGE
                                                                              CONTRACTUAL     EXERCISE                   EXERCISE
RANGE OF EXERCISE PRICE  (in thousands, except prices per share)    SHARES       LIFE          PRICE        SHARES         PRICE
---------------------------------------------------------------------------------------------------------------------------------
$ 4.53 to $ 6.97                                                      2,999        9.1        $ 4.86            10         $ 6.19
$ 7.03 to $13.63                                                      1,748        6.7         11.40           985          12.95
$13.94 to $22.19                                                      2,850        6.5         18.68         2,364          18.11
$22.41 to $29.94                                                      2,029        6.5         26.00         1,181          26.54
$30.06 to $34.25                                                        297        0.7         32.09           297          32.09
---------------------------------------------------------------------------------------------------------------------------------
$ 4.53 to $34.25                                                      9,923        7.2        $15.12         4,837         $19.95
=================================================================================================================================

22. RESTRICTED STOCK


The Company awarded 1,255,000 restricted shares of common stock at various dates in 1999 to several of its officers and key employees. In 1998, 60,000 restricted shares of common stock were granted to a key employee and in 1994, 200,000 restricted shares of common stock were granted to an officer of the Company. The market values of the shares at the date of grant amounted to $8.4 million, $0.6 million and $3.3 million, respectively, and are recorded within shareholders' equity. The market values are being amortized as compensation expense over the related vesting periods not exceeding five years. During 1999, 185,000 restricted shares were forfeited. The compensation expense was $2.7 million, $0.3 million, and $0.5 million in 1999, 1998 and 1997, respectively.


23. SHAREHOLDER RIGHTS PLAN

Effective April 14, 1998, simultaneously with the expiration of the then existing rights, the Company issued one right for each outstanding share of common stock. Each right entitles a shareholder to purchase one two-hundredth of a share of Series B Participating Preferred Stock at an exercise price of $100, subject to adjustment. Generally, the rights become exercisable only if a person or group of affiliated or associated persons (i) becomes an "Interested Shareholder" as defined in Section 912 of the New York Business Corporation Law (an "Acquiring Person") or (ii) announces a tender or exchange offer that results in that person or group becoming an Acquiring Person, other than pursuant to an offer for all outstanding shares of the common stock of the Company which the Board of Directors determines not to be inadequate and to otherwise be in the best interests of, the Company and its shareholders. The Company will be able to redeem the rights at $0.01 per right at any time during the period prior to the 10th business day following the date a person or group becomes an Acquiring Person. The plan also has a qualifying offer provision.

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

24. LEGAL PROCEEDINGS

The only legal proceedings pending against the Company or its consolidated subsidiaries consist of ordinary, routine litigation, including administrative proceedings, incident to the businesses of the Company, as well as litigation incident to the sale and disposition of businesses that have occurred in the past several years. Management does not believe that the outcome of such proceedings will have a significant effect on the Company's consolidated financial position, liquidity, or results of operations.

25. COMMITMENTS

In connection with the sale of various businesses, the Company guarantees the payment of lease commitments transferred to third parties pursuant to those sales. The Company is also operating certain stores for which lease agreements are in the process of being negotiated with landlords. Although there is no contractual commitment to make these contingent payments, it is likely that a final contract will be executed. Management believes that the resolution of such contingencies will not significantly affect the Company's consolidated financial position, liquidity, or results of operations.


26. SHAREHOLDER INFORMATION AND MARKET PRICES (UNAUDITED)

Venator Group, Inc. common stock is listed on the New York and Amsterdam stock exchanges as well as on the Lausanne and Elektronische Borse Schweiz (EBS) stock exchanges in Switzerland. In addition, the stock is traded on the Boston, Cincinnati, Chicago, Philadelphia and Pacific stock exchanges. The New York Stock Exchange ticker symbol for the Company's common stock is "Z."

      At January 29, 2000, the Company had 34,408 shareholders of record owning 137,442,104 common shares.

      Market prices for the Company's common stock were as follows:


                                             1999                    1998
                                       ----------------     ------------------
                                         High      Low         High       Low
--------------------------------------------------------------------------------
COMMON STOCK
QUARTER
1st Q                                   11 1/2      3 3/16    27 1/4     21 1/2
2nd Q                                   12          8 3/8     23 1/4     14 5/16
3rd Q                                   10 3/4      6 1/2     14 7/16     6 3/4
4th Q                                   8 3/16      5 7/8     12 9/16     4 1/4
--------------------------------------------------------------------------------


27. QUARTERLY RESULTS (UNAUDITED)


(in millions, except per share amounts)                  1st Q           2nd Q             3rd Q           4th Q              Year
----------------------------------------------------------------------------------------------------------------------------------
SALES
1999                                                 $   1,079           1,063             1,178           1,327             4,647
1998                                                 $   1,058           1,043             1,122           1,332             4,555
GROSS MARGIN (a)
1999                                                 $     288             272(d)            330             376(e)          1,266
1998                                                 $     310             307               282             323             1,222
OPERATING PROFIT (LOSS) (b)
1999                                                 $       3             (62)(f)            32(g)          155(h)            128
1998                                                 $      49              24               (30)            (30)               13
INCOME (LOSS) FROM CONTINUING OPERATIONS
1999                                                 $     (11)            (40)(f)             8(g)           60(h)             17
1998                                                 $       8               6               (40)             29                 3
NET INCOME (LOSS)
1999                                                 $      (3)            (30)                8              73                48
1998                                                 $      (5)            (13)             (155)             37              (136)
BASIC EARNINGS PER SHARE:
1999
   Income (loss) from continuing operations          $   (0.08)          (0.29)             0.06            0.44              0.13
   Income from discontinued operations               $    --              0.07              --              0.09              0.16
   Cumulative effect of accounting change (c)        $    0.06            --                --              --                0.06
   Net income (loss)                                 $   (0.02)          (0.22)             0.06            0.53              0.35
1998
   Income (loss) from continuing operations          $    0.06            0.04             (0.29)           0.21              0.02
   Income (loss) from discontinued operations        $   (0.10)          (0.13)            (0.85)           0.06             (1.02)
   Net income (loss)                                 $   (0.04)          (0.09)            (1.14)           0.27             (1.00)
DILUTED EARNINGS PER SHARE:
1999
   Income (loss) from continuing operations          $   (0.08)          (0.29)             0.06            0.44              0.13
   Income from discontinued operations               $    --              0.07              --              0.09              0.16
   Cumulative effect of accounting change (c)        $    0.06            --                --              --                0.06
   Net income (loss)                                 $   (0.02)          (0.22)             0.06            0.53              0.35
1998
   Income (loss) from continuing operations          $    0.06            0.04             (0.29)           0.21              0.02
   Income (loss) from discontinued operations        $   (0.10)          (0.13)            (0.85)           0.06             (1.02)
   Net income (loss)                                 $   (0.04)          (0.09)            (1.14)           0.27             (1.00)
----------------------------------------------------------------------------------------------------------------------------------


(a)   Gross margin represents sales less cost of sales.

(b) Operating profit (loss) represents income (loss) before income taxes, interest expense, corporate expense and corporate gains on real estate.

(c) Reflects change in method for calculating the market-related value of pension plan assets (see note 20). 1999 quarterly information has been restated.

(d)   Includes a restructuring charge of $12 million.

(e) Includes a $1 million reduction of the second quarter restructuring charge.

(f)   Includes total restructuring charges of $64 million.

(g)   Includes total restructuring charges of $3 million.

(h) Includes Afterthoughts gain ($164 million) and Colorado gain ($13 million), offset by total restructuring charges of $88 million, $67 million included in operating results and $21 million included in corporate expense.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and other information contained elsewhere in this report. All selected financial data has been restated for discontinued operations, except for return on average investment ("ROI").

($ in millions, except per share amounts)                          1999             1998          1997          1996          1995
-----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF CONTINUING OPERATIONS
Sales                                                           $ 4,647            4,555         4,612         4,504         4,383
Gross margin                                                      1,266(1)         1,222         1,485         1,484         1,375
Selling, general and administrative expenses                      1,078            1,166         1,008           975         1,025
Restructuring charge                                                144             --            --            --            --
Depreciation and amortization                                       182              152           122           114           137
Interest expense, net                                                57               44            35            50            88
Other income                                                       (223)            (101)          (13)           (3)          (18)
Income from continuing operations                                    17                3           213           209            29
Cumulative effect of accounting change (2)                            8             --            --            --            --
Basic earnings per share from continuing operations                0.13             0.02          1.58          1.56          0.22
Basic earnings per share from cumulative effect of
     accounting change                                             0.06             --            --            --            --
Diluted earnings per share from continuing operations              0.13             0.02          1.57          1.55          0.21
Diluted earnings per share from cumulative effect of
     accounting change                                             0.06             --            --            --            --
Preferred stock dividends declared                                 --               --            --            1.10          2.20
Weighted-average common shares outstanding (in millions)          137.2            135.4         134.6         133.5         132.9
Weighted-average common shares outstanding
   assuming dilution (in millions)                                138.2            135.9         135.8         134.3         133.5
===================================================================================================================================
FINANCIAL CONDITION
Cash and cash equivalents                                       $   162              193            81           197            10
Merchandise inventories                                             739              837           754           617           663
Property and equipment, net                                         809              974           625           480           569
Total assets                                                      2,515            2,876         2,798         2,807         2,776
Short-term debt                                                      71              250          --            --              69
Long-term debt and obligations under capital leases                 418              517           527           519           538
Total shareholders' equity                                        1,139            1,038         1,271         1,334         1,229
===================================================================================================================================
FINANCIAL RATIOS
Return on equity (ROE)                                              1.6%             0.2          16.3          16.3           2.2
Return on average investment (ROI)                                  3.7%             2.7           8.3           6.9           0.8
Operating profit as a percentage of sales                           2.8%             0.3           9.1          10.2           4.5
Income from continuing operations as a percentage of sales          0.4%             0.1           4.6           4.6           0.7
Net debt capitalization percent (3)                                63.7%            69.8          61.0          58.3          64.3
Net debt capitalization percent (without
     present value of operating leases) (3)                        22.3%            35.6          26.0          19.4          32.7
Current ratio                                                       1.4              1.3           2.6           3.6           3.6
===================================================================================================================================
Capital Expenditures                                            $   158              549           249            86            70
Number of stores at year end                                      4,874            6,002         5,708         5,527         5,763
Total selling square footage at year end (in millions)            10.14            11.07          8.92          8.02          8.25
===================================================================================================================================


(1) Includes a restructuring charge of $11 million related to inventory markdowns.

(2) Reflects change in method for calculating the market-related value of pension plan assets (see note 20).

(3)   Represents total debt, net of cash and cash equivalents.

BOARD OF DIRECTORS

DALE W. HILPERT

Chairman of the Board and Chief Executive Officer

MATTHEW D. SERRA

President and Chief Operating Officer

J. CARTER BACOT (1),(4), (6)

Retired Chairman of the Board and Chief Executive Officer The Bank of New York Company, Inc. and Chairman of the Board of The Bank of New York (banking services)

PURDY CRAWFORD (1), (2), (5)

Chairman of the Board AT&T Canada (telecommunications)

PHILIP H. GEIER JR. (1), (3)

Chairman of the Board and Chief Executive Officer Interpublic Group of Companies, Inc. (advertising agencies and other marketing communication services)

JAROBIN GILBERT JR. (1), (2),(4)

President and Chief Executive Officer DBSS Group, Inc. (management, planning and trade consulting services)

ALLAN Z. LOREN (1), (2)

Retired Executive Vice President and Chief Information Officer American Express Company (travel and financial services)

MARGARET P. MACKIMM (1), (3), (5)

Former Senior Vice President - Communications Kraft Foods, Inc. (multinational marketer and processor of food products)

JOHN J. MACKOWSKI (1), (2), (5)

Director of various companies

JAMES E. PRESTON (1), (3), (4), (6)

Retired Chairman of the Board and Chief Executive Officer Avon Products, Inc. (manufacture and sale of beauty and related products)

CHRISTOPHER A. SINCLAIR (1), (6)

Chairman of the Board and Chief Executive Officer Caribiner International (business communications)


(1)   Member of Executive Committee

(2)   Member of Audit Committee

(3)   Member of Compensation Committee

(4)   Member of Nominating and Organization Committee

(5)   Member of Retirement Investment Committee

(6)   Member of Acquisitions and Finance Committee


CORPORATE OFFICERS

DALE  W. HILPERT

Chairman of the Board and Chief Executive Officer

MATTHEW D. SERRA

President and Chief Operating Officer

SENIOR VICE PRESIDENTS

GARY M. BAHLER

General Counsel and Secretary

JEFFREY L. BERK

Real Estate

S. RONALD GASTON

Chief Information Officer

DENNIS M. LEE

Human Resources

BRUCE L. HARTMAN

Chief Financial Officer

VICE PRESIDENTS

JON D. BARTOL

Information Systems - Technical/Operations

GARY H. BROWN

Real Property

JOHN H. CANNON

Treasurer

PETER M. CUPPS

Corporate Shared Services

JUDITH FISHMAN

Organization and Leadership Development

STEPHEN J. HEINMILLER

Informations Systems - Development

ROBERT W. MCHUGH

Chief Accounting Officer

JURIS PAGRABS

Investor Relations

PATRICIA A. PECK

Human Resources

LAUREN B. PETERS

Planning

RICHARD J. PRICE

Logistics

THOMAS J. SLOVER

Worldwide Sourcing

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
112 West 34th Street
New York, New York 10120
(212)720-3700

TRANSFER AGENT AND REGISTRAR
First Chicago Trust Co., a division of EquiServe
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800)519-3111

INDEPENDENT AUDITORS
KPMG LLP
345 Park Avenue
New York, New York 10154
(212)758-9700

FORM 10-K
A copy of the Venator Group, Inc. 1999 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available, without charge, by request to the Investor Relations Department at the Corporate Headquarters.

INVESTOR INFORMATION
Investor inquiries should be directed to the Investor Relations Department at
(212)720-4600.

WORLD WIDE WEB SITE
Our website at www.venatorgroup.com offers information about our Company, as well as online versions of our Annual Report, SEC reports, quarterly results and press releases.


THE VENATOR GROUP, FOOTLOCKER.COM, FOOT LOCKER, LADY FOOT LOCKER, KIDS FOOT LOCKER, CHAMPS SPORTS, EASTBAY, COLORADO, GOING TO THE GAME, NORTHERN REFLECTIONS, NORTHERN GETAWAY, NORTHERN ELEMENTS, NORTHERN TRADITIONS, AUTHENTIC NORTHERN EXPERIENCE, RANDY RIVER, THE SAN FRANCISCO MUSIC BOX COMPANY, BASICS BY FOOT LOCKER, ACTRA AND O.U.T., OUTDOOR URBAN TERRAIN SERVICE MARKS AND TRADEMARKS ARE OWNED BY VENATOR GROUP, INC. OR ITS AFFILIATES.

                              [VENATOR GROUP LOGO]


                              Venator Group, Inc.
                             112 West 34th Street
                              New York, NY 10120