Form 10-K405, Exhibit 13
period 2001-02-03
VENATOR GROUP INC
filed 2001-04-23
CIK 850209

                                                                      Exhibit 13


                              [VENATOR GROUP LOGO]

                               2000 ANNUAL REPORT


3,600 ATHLETIC STORES WORLDWIDE
--------------------------------------------------------------------------------
                                                    [PHOTO OF FOOT LOCKER STORE]

14 COUNTRIES
--------------------------------------------------------------------------------
                                               [PHOTO OF ASSOCIATE AND CUSTOMER]

$4.2 BILLION IN SALES
--------------------------------------------------------------------------------
                                               [PHOTO OF CUSTOMER AND ASSOCIATE]

PROFITABLE GROWTH...
--------------------------------------------------------------------------------
                                                  [PHOTO OF CHAMPS SPORTS STORE]

                                              [PHOTO OF FOOTLOCKER.COM WEB PAGE]

FINANCIAL HIGHLIGHTS, AS ADJUSTED
(Millions, except per share amounts)

                                                           2000            1999
--------------------------------------------------------------------------------
Sales
  Retail stores                                           $3,938          $3,509
  Direct to customer                                         279             217
--------------------------------------------------------------------------------
  Total                                                   $4,217          $3,726
================================================================================

Operating results
  Retail stores                                           $  271          $  116
  Direct to customer                                           1               3
--------------------------------------------------------------------------------
  Total                                                   $  272          $  119
================================================================================

Net income                                                $  111          $   34

Diluted earnings per share                                $ 0.80          $ 0.25

Debt, net of cash                                         $  204          $  327

Shareholders' equity                                      $1,013          $1,139

All references to sales, operating results, net income and earnings per share included on pages 1 to 16 are presented on an adjusted basis to facilitate comparison. Adjusted operations reflect continuing operations, excluding the operations of businesses disposed and the operations of the accelerated store closings.

ABOUT THE COMPANY

Venator Group, Inc. (NYSE:Z) is the world's largest retailer of athletic footwear and apparel. Headquartered in New York City, it operates approximately 3,600 primarily mall-based athletic retail stores in 14 countries in North America, Europe and Australia under the brand names Foot Locker, Lady Foot Locker, Kids Foot Locker and Champs Sports. Additionally, the Company's Footlocker.com/Eastbay operation operates a rapidly growing direct-to-customer business offering athletic footwear, apparel and equipment through its Internet and catalog channels.

STORE SUMMARY

                                                                                                 Selling Square Footage
                                                                                                ------------------------        2001
                              January 29,                           Remodeled/   February 3,    Average            Total     Planned
                                     2000      Opened     Closed*    Relocated          2001       Size   (in thousands)    Openings
------------------------------------------------------------------------------------------------------------------------------------
Global Athletic Group
  Foot Locker                       1,507           3          57           62         1,453      2,300            3,372          58
  Lady Foot Locker                    690           2          30           14           662      1,300              839           1
  Kids Foot Locker                    403           1           6            4           398      1,400              574           1
  Foot Locker International           482          22          21           40           483      1,600              756          35
  Champs Sports                       611          --          25            7           586      4,000            2,373           5
------------------------------------------------------------------------------------------------------------------------------------
    Total                           3,693          28         139          127         3,582      2,200            7,914         100
====================================================================================================================================

 * Includes 61 stores from the 1999 accelerated store closing program.

TABLE OF CONTENTS

2       A Message to our Shareholders

6       Focused on Success

10      Foot Locker

12      Lady Foot Locker

13      Kids Foot Locker

14      Foot Locker International

15      Champs Sports

16      Footlocker.com/Eastbay

17      Financial Contents

IBC     Board of Directors, Corporate Officers, Corporate Information

Commitment to Profitable Growth

[PHOTO OF ATHLETIC SHOES]

COMMITMENT TO OUR SHAREHOLDERS - VENATOR GROUP IS COMMITTED TO INCREASING VALUE FOR ITS SHAREHOLDERS. OUR PRIMARY FOCUS IS ON INCREASING MARKET SHARE THROUGH IMPROVEMENTS IN PRODUCTIVITY, WHILE IDENTIFYING AND IMPLEMENTING MEANINGFUL GROWTH STRATEGIES FOR OUR CORE BUSINESSES.

CUSTOMER SERVICE - SUPERIOR CUSTOMER SERVICE HAS BEEN A KEY INGREDIENT OF OUR SUCCESS AND SHOULD HELP US TO INCREASE MARKET SHARE GOING FORWARD. WE ALWAYS STRIVE TO OFFER THE PRODUCTS OUR CUSTOMERS WANT MOST THROUGH THE RETAIL CHANNELS THAT BEST SUIT THEIR NEEDS.

ORGANIZATIONAL STRENGTH - BUILDING A RESULTS-ORIENTED ORGANIZATION, OPERATING ON THE BASIS OF COMMON GOALS AND VALUES WITH THE HIGHEST LEVEL OF INTEGRITY, IS AN ONGOING PRIORITY. WE CONSIDER OUR ASSOCIATES OUR MOST IMPORTANT COMPETITIVE ADVANTAGE AND STRIVE TO PROVIDE THEM WITH CONTINUING DEVELOPMENT OPPORTUNITIES.

COMPETITIVE ADVANTAGE - BEING THE WORLD'S LARGEST RETAILER OF ATHLETIC FOOTWEAR AND APPAREL PROVIDES MANY OBVIOUS ADVANTAGES IN A HIGHLY COMPETITIVE INDUSTRY. OUR MANY YEARS OF EXPERIENCE AND SHEER SIZE CLEARLY DISTINGUISH US FROM OUR COMPETITION AND PROVIDE AN INVALUABLE FOUNDATION FOR FUTURE GROWTH.

STRONG VENDOR RELATIONSHIPS - CONTINUED BUSINESS SUCCESS IS DEPENDENT ON THE STRENGTH OF OUR VENDORS AND THEIR ABILITY TO PROVIDE TREND-RIGHT PRODUCTS OUR CUSTOMERS WANT. WE VALUE THESE BUSINESS RELATIONSHIPS AND CONTINUALLY WORK TO STRENGTHEN THEM SO AS TO FOSTER GROWTH FROM WHICH WE MUTUALLY BENEFIT.

SUPERIOR EXECUTION - IT GOES WITHOUT SAYING THAT SUPERIOR EXECUTION IN ALL ASPECTS OF OUR ORGANIZATION IS CRITICAL TO CONTINUED IMPROVEMENT IN THE PRODUCTIVITY OF OUR CORE BUSINESSES.

[PHOTO OF SPORTSWEAR]

A Message to our Shareholders                              [PHOTO OF SPORTSWEAR]

  We made encouraging progress during 2000, significantly increasing the profitability of our business while continuing to position ourselves solely as an athletic footwear and apparel retail company. Our decision to proceed with the divestiture of the Northern Group will allow us to focus our efforts on the athletic retail segment and build on our already commanding industry leadership position. Going forward, our primary objective will be to continue to increase shareholder value, using strategies that we expect to result in profitable growth and high return on investment.

2000 FINANCIAL REVIEW

  Venator Group's results in 2000 reflect strong sales and profit gains from all domestic and international athletic businesses. We significantly improved the productivity of existing stores and opened new stores in markets where we already operated but felt there was still meaningful potential for growth. Additionally, we continued to improve our capital structure by reducing debt, net of cash, thereby providing increased financial flexibility that may be needed to capitalize on future opportunities.

[PHOTO OF ATHLETIC SHOE]

  The following highlights from our 2000 financial results illustrate the strength of our athletic operations on an adjusted basis:

- Total athletic sales grew to $4.2 billion, a 13.2 percent increase over last year

- Comparable-store sales increased 11.5 percent over 1999, substantially exceeding our key competitors

- Operating profit margins expanded to 6.5 percent versus 3.2 percent last year

- Earnings per share more than tripled to $0.80 from $0.25 in 1999

- Debt, net of cash, was reduced by $123 million to $204 million at year-end

NEAR-TERM FOCUS

  We began 2000 focused on four key priorities, each identified to increase value for our shareholders. These priorities will continue to be the basis of our strategies during the next few years:

- Our single most important priority is to improve the productivity of our existing athletic retail formats. While we were encouraged by the improvement during 2000, we believe that significant progress remains to be made before our existing businesses achieve peak productivity. During 2000, our athletic stores generated sales of nearly $300 per gross square foot, an improvement of almost $30 from the prior year. Our objective is to increase sales productivity to greater than $350 per gross square foot.

  More importantly, we continue to focus on profitably improving sales. During 2000, we achieved an impressive 31 percent flow-through from increased sales to higher operating profits. As a result, our operating profit margin, before corporate expense, expanded to 6.5 percent from 3.2 percent in 1999.

                     [PHOTOS OF VARIOUS SPORTS ACTIVITIES]

  All of our athletic businesses contributed significantly to our year-over-year as adjusted operating profit improvement:

  - Productivity improvements at Foot Locker U.S. resulted in a 56 percent improvement in its operating profit

  - New merchandising strategies at Champs Sports contributed to a $62 million increase in its operating profit

  - Operating synergies from combining Lady Foot Locker and Kids Foot Locker improved their combined operating profit by 69 percent

  - Continued store growth combined with strong comparable-store sales increases drove Foot Locker International's 77 percent increase in operating profit

- Our second key priority is to strengthen our financial position. We made significant progress in this regard during 2000, as debt, net of cash, was reduced to $204 million from $327 million at the end of 1999. Additionally, debt, net of cash, as a percentage of capitalization, net of cash, was reduced to 17 percent at the end of 2000 versus 22 percent at the end of last year.

  [PHOTO OF ATHLETIC SHOE]

  We are employing several strategies in order to continue to increase our cash flow from operations. First and foremost, we are working to maintain the strong growth of operating profits from our athletic businesses. Second, we are carefully managing working capital requirements and striving to keep our inventory growth rate below our sales growth rate. Third, we are prudently allocating capital to those projects that will produce the highest rates of return.

  Capital expenditures were reduced to $94 million in 2000 from $152 million in 1999 as we focused on improving the productivity of our existing businesses. In the near-term, the primary focus of our capital expenditure program will continue to be to enhance the profitability of our existing stores, including an ongoing remodel and relocation program. We will also continue to open stores in strategic locations where we already have demonstrable experience of earning a high return on investment. In total, we opened 28 stores and remodeled/relocated an additional 127 stores in 2000. We expect to increase capital spending in future years in line with the growth of free cash flow from operations. In 2001, capital expenditures are planned to be $150 million.

                                                        [PHOTO OF ATHLETIC SHOE]

- Our third key priority is to profitably grow our Footlocker.com e-commerce and Eastbay catalog direct-to-customer channels. Enhancements during 2000 to each of our sites helped drive on-line sales volume and should position Footlocker.com for continued, profitable growth. Total Internet sales reached $58 million in 2000, up from $14 million in 1999. Each of our catalog and e-commerce businesses was profitable in 2000.

We plan to continue to generate market share increases through enhanced sales productivity and profitable growth opportunities.

  [PHOTO OF ATHLETIC SHOE]


  We have approached the complex challenge of on-line retailing thoughtfully and deliberately, with a clear appreciation of its potential and with an eye to maximizing overall shareholder value. We are continuing to build a fully integrated, three-pronged strategy by combining the separate strengths of our stores, our catalog and our Internet operations with one of the most powerful brand names in the world.

  We view our e-commerce strategy as a natural extension of our industry-leading athletic catalog business. Eastbay's 20 years of direct-to-customer experience and existing infrastructure provide strategic advantages that have facilitated our rapid expansion into electronic commerce. These advantages have also allowed us to explore partnership opportunities with organizations such as the NFL as extensions of our catalog and Internet businesses.

- Our final key priority for this year is to complete our repositioning as an athletic specialty retailer. In January 2001, we announced that we are proceeding with our previously stated intent to divest the Northern Group. This divestiture will help ensure that this business does not become a distraction from our highly profitable athletic business. We expect to complete our repositioning during 2001.

PROFITABLE GROWTH OPPORTUNITIES

  While we plan to concentrate our efforts during the next few years on profitably growing our existing businesses, we will also continue to explore various expansion strategies. We have already identified several exciting growth opportunities:

- Continuing to open stores aggressively in European markets where we already operate successfully is a significant opportunity for growth. During 2001, we plan to open at least 30 Foot Locker stores in these markets. Our plans call for at least doubling the near-300 stores that we currently operate in Europe over the next few years. This European growth can be supported by our recently constructed distribution center located in the Netherlands.

  Expanding into new European markets by leveraging our existing infrastructure is an additional expansion opportunity that we have identified. Utilizing our existing management structure and distribution network should provide significant advantages for profitable expansion into new, adjacent markets. We have already successfully employed this strategy to expand into 11 countries in Europe.

- Opening new stores in North America is a second opportunity for growth. We are actively pursuing a strategy to open new Foot Locker stores in key urban locations in the United States. We expect to open at least 50 new stores in such locations during 2001 and see the potential to open another 250 stores over the next several years. Similarly, we plan to identify expansion opportunities in Canadian provinces where we currently have a small presence or no presence at all.

  We have also identified store growth opportunities for Champs Sports in shopping malls in the United States. Today, Champs Sports operates less than half the number of stores in the United States operated by Foot Locker. However, this opportunity will only be pursued when Champs Sports' existing stores have achieved higher sales and acceptable profitability levels.

                                                        [PHOTO OF ATHLETIC SHOE]

                      [PHOTOS OF VARIOUS SPORTS ACTIVITIES]

[PHOTO OF ATHLETIC SHOES]

- Expanding into new distribution channels is a third significant profitable growth opportunity for our Company. In the United States, we have proven our ability to grow a profitable domestic e-commerce business rapidly. Developing an international Internet strategy offers another significant opportunity over the next several years.

ACKNOWLEDGMENTS

  It is the dedication and quality of our associates that distinguish us from our competition and drive our success. We have added new talent at many levels and carefully integrated their skills into our organization. Our senior management team comprises a good blend of executives who have recently joined Venator Group from other leading retail companies and others who have had highly successful careers primarily at our Company.

  We want to take this opportunity to acknowledge the contributions of Dale W. Hilpert, who served as Chairman of the Board and Chief Executive Officer until March of this year. Dale's many accomplishments included the initiatives implemented to streamline the Company, strengthen its infrastructure and reposition it as an athletic retailer. We wish him much success in the future and thank him for his contributions to our Company.

  We would also like to acknowledge Allan Z. Loren, who resigned from the Board at the end of the last fiscal year because of additional responsibilities that he had recently assumed at another company. His contributions as a director since 1998 are greatly appreciated.

  We are fortunate to have a committed Board of Directors. We value their experience and direction as we continue to grow our Company profitably. We recently welcomed three new directors, David Y. Schwartz, Independent Business Advisor and Consultant, Cheryl Turpin, retired President and CEO of The Limited Stores, and Dona D. Young, President and Chief Operating Officer of Phoenix Home Life Mutual Insurance Company. Their extensive business knowledge and individual expertise will complement the broad talents and experience of our current directors.

                                                           [PHOTO OF SPORTSWEAR]

  We are very encouraged with the progress that we achieved during 2000. We significantly improved the productivity of our businesses, opened new stores, rapidly grew our direct-to-customer business and strengthened our financial position. Each of our athletic businesses exceeded its annual profit plan and is poised for success in 2001. We believe that we are well positioned for profitable growth and are excited about the Company's future prospects.

                                                           [PHOTO OF SPORTSWEAR]



/s/ J. Carter Bacot             /s/ Matthew D. Serra

J. Carter Bacot                 Matthew D. Serra
Chairman of the Board           President and Chief Executive Officer

Focused on Success


                          [PHOTO OF FOOT LOCKER STORE]

                         U.S. ATHLETIC FOOTWEAR MARKET

[PIE CHART]

73%     Department stores, discount stores, others

18%     Venator Group

9%      Other mall-based specialty stores


Focused on Athletic Market Leadership

Venator Group is the world's leading retailer of athletic footwear and apparel, operating retail stores and selling direct-to-customers through catalogs and the Internet.

  Venator Group is the world's leading retailer of athletic footwear and apparel, operating retail stores and selling direct-to-customers through catalogs and the Internet. The Company's almost 3,600 retail stores comprise complementary formats under the brand names Foot Locker, Lady Foot Locker, Kids Foot Locker and Champs Sports. The stores are primarily mall-based and are located in 14 countries in North America, Europe and Australia. The Company's direct-to-customer operation, Footlocker.com/Eastbay, is the largest Internet and catalog retailer of athletic footwear, apparel and equipment in the world.

  The Company estimates that its U.S. athletic footwear sales in 2000 represented approximately 18 percent of the $14 billion U.S. athletic footwear market. Industry sources have indicated that the U.S. athletic footwear market grew by approximately 4 percent during 2000. Venator Group's Athletic Group comparable-store sales increased 11.5 percent during this same period and, accordingly, the Company's market share grew by approximately 1 percent.

  During 1999 and 2000, total retail selling square footage in the United States dedicated to athletic footwear and apparel declined by approximately 10 percent. This decline was attributable to three primary factors: store closings by specialty retail chains, including Venator Group; individual and retail store chains going out of business; and department store chains reallocating selling space away from athletic footwear and apparel. The decline was partially offset by new store growth by certain retailers.

  In the near-term, the Company expects its U.S. athletic retail selling square footage, as well as that of the athletic footwear industry as a whole, to remain roughly at current levels. The Company's primary objective is to continue to increase sales profitably in existing stores at a rate higher than that of the industry. In part, the Company hopes to accomplish this by continuing to upgrade and remodel existing stores to assure that store size is always properly suited to the particular retail environment.

  The Company also intends to increase its sales and worldwide market share by a continuing emphasis on its direct-to-customer catalog and Internet businesses, and by opening additional stores, primarily in countries where it already operates.

  The Company's stores currently generate annual sales of almost $300 per gross square foot. Its objective is to increase sales productivity to $350 per gross square foot.

[PHOTO OF SPORTSWEAR]

                                [PHOTO OF BOOTS]
                                "Colorado" only at Foot Locker and Champs Sports


Focused on Merchandising

The Company's overall merchandising objective is to differentiate its businesses from their competition by offering trend-right products at competitive prices.

  Venator Group's market leadership has enabled the Company to build strong relationships with branded vendors, including Nike, adidas, Reebok, New Balance and K-Swiss. Moreover, the Company's size and purchasing power have facilitated its ability to source private-label products at competitive prices.

  The Company's overall merchandising objective is to differentiate its businesses from their competition by offering trend-right products at competitive prices. Both branded and private-label strategies employed to meet this objective have contributed to the Company's strong sales trends over the past six quarters.

   Venator Group is a leading retailer of high-end athletic footwear and currently benefits from two key vendor initiatives. The first enables the Company to receive a significant allocation of "marquee" athletic footwear, product not offered to smaller specialty store chains or to department stores. Examples of recent marquee products sold by Venator Group include Jordan Retro shoes from Nike and the Kobe basketball shoe from adidas. The second vendor initiative grants the Company exclusive products. Examples of such exclusive products include Nike Tuned Air, adidas SL, Reebok Pump and select New Balance Trail shoes.

  [PHOTO]

  While high-end product offerings provide a clear means of differentiation from most smaller specialty retail chains and department stores, the Company has also developed a merchandise strategy designed to attract the customer seeking mid-price point products. Product offerings for this customer, led by the strength of the "classic" footwear styles, have become a staple within the Company's overall athletic offerings.

  [PHOTO]

  The Company's private-label program has successfully driven incremental customer traffic and sales. This program has enabled the Company to provide its customers with complementary products, such as boots under the "Colorado" name and various athletically inspired apparel offerings, at lower price points than branded products.

  The Company draws on two internal sources for its proprietary offerings. The first is a Taiwan-based subsidiary which has been owned and operated by the Company since the 1960s and which arranges and oversees third-party manufacturing of private-label product, principally in Asia and Central America. The second is the Company's U.S.-based manufacturing subsidiary, Team Edition, which is the Company's principal source of licensed product.

                       [FOOT LOCKER GLOBAL PRESENCE MAP]

165         Canadian Stores

289         European Stores

2,955       US Stores

5           Guam Stores

21          Hawaii Stores

74          Puerto Rico Stores
8           Virgin Island Stores

65          Australian Stores


Focused on our Global Presence

The Company's multinational characteristics provide several strategic advantages and distinguish the Company from its competition.

  Venator Group's strong vendor relationships and Company-owned supply channels have easily crossed borders, thereby assisting the Company to successfully build its highly profitable international business. The Company's multinational characteristics provide several strategic advantages and distinguish the Company from its competition.

  Venator Group currently operates nearly 500 Foot Locker stores in markets outside the United States, with 289 in Europe, 129 in Canada and 65 in Australia. The Company also operates 36 Champs Sports stores in Canada. This geographic diversification has played a vital role in the Company's profitable growth; each international region achieved significant improvement in its operating results during 2000.

  However, the Company believes significant growth opportunities remain internationally, both in countries where the Company currently operates and in markets where the Company is not yet present. Currently, 14 percent of the Company's athletic sales are generated from operations outside the United States.

  Operating successfully as a retailer in international markets requires a unique mix of skills and expertise and an appreciation for the differences among products and customers from country to country. The Company prides itself on its international success and strives to assure that knowledgeable local managers are guided by global Company strategies. Each of the Company's divisional presidents and managing directors has extensive U.S. and international retail experience.

  Operating internationally offers another strategic advantage by assisting the Company's merchants to act early on developing trends. The sharing of information among its various domestic and international operations enables the Company to anticipate trends that often move from one market to another.

   While the Company believes it still has significant store growth potential in the United States, its opportunities in international markets are likely to be greater. In the near term, new international store growth will be concentrated in those countries where the Company already operates, leveraging existing infrastructure and operational expertise. The Company also plans to explore opportunities in new international markets, particularly where they are logical extensions of markets in which it currently operates.

[FOOT LOCKER LOGO]

Since its inception 27 years ago, Foot Locker has become the world's largest athletic specialty store retailer...


OVERVIEW:

  Since its inception 27 years ago, Foot Locker, with 1,453 stores in the United States, has become the world's largest athletic specialty store retailer, offering an in-depth selection of footwear and apparel to meet the ever-changing needs of its fast paced target customers. Whether interested in function or fashion, Foot Locker's primary customer - 12 to 19 years old - finds the latest styles and technologies in the running, basketball, classic, tennis, walking and cross-training categories at Foot Locker stores throughout the United States, Puerto Rico, the Virgin Islands and Guam.

  Recognizing that different sports and fitness activities require different types of footwear, Foot Locker has worked closely with its athletic vendors to deliver exclusive, innovative, unique and marquee products for more than two decades. Supplementing Foot Locker's branded merchandise assortments are private-label products, principally under the Foot Locker and "Colorado" labels, which provide the consumer quality offerings at lower price points than branded product.

  Foot Locker is a full-priced, full-service retailer offering customers promotional values during key selling seasons. Its distinct store designs, which average 2,300 square feet of selling space, create an energetic and enjoyable shopping environment. From the signature black and white striped uniforms worn by every associate to its arresting product presentation, athletic authenticity is the store-wide theme. Foot Locker's success is a testament to its experienced and knowledgeable sales associates who are specifically trained to offer one-on-one customer service.

                                       [PHOTO OF SALES ASSOCIATES AND CUSTOMERS]

[PHOTO OF SALES ASSOCIATES AND CUSTOMERS]

[VENATOR GROUP LOGO]


 Primary Customer
--------------------------------------------------------------------------------
 12 to 19 Year Old


 Merchandise Mix
--------------------------------------------------------------------------------
 Men's, Women's and Children's Athletic Footwear

 Men's Athletic Apparel/Accessories


 Typical Store Size
--------------------------------------------------------------------------------
 2,300 Selling Square Feet


 Total Number of Stores
--------------------------------------------------------------------------------
 1,453



RECENT ACCOMPLISHMENTS:

  Foot Locker's industry leadership took a major stride forward during 2000 as its sales and profit growth clearly outpaced the industry as a whole. Foot Locker generated a solid comparable-store sales increase throughout the year, while the U.S. athletic footwear retailing industry showed early signs of a turnaround.

  Comparable-store sales at Foot Locker U.S. increased almost 10 percent during 2000. More importantly, the flow-through of increased sales to operating profit was strong. Operating profit in the current year increased approximately 56 percent from last year.

OUTLOOK:

  Foot Locker will strive to increase its market share by improving the productivity of its existing store base while selectively expanding in urban markets, as well as to high-profile "statement" locations, as available. The opportunity exists to open up to 300 new Foot Locker stores over the next several years. Existing stores will continue to be remodeled and relocated each year.


         [PHOTOS OF FOOT LOCKER STORE, SALES ASSOCIATES, AND CUSTOMERS]

[VENATOR GROUP LOGO]


 Primary Customer
--------------------------------------------------------------------------------
 18 to 29 Year Old Female


 Merchandise Mix
--------------------------------------------------------------------------------
 Women's Athletic Footwear

 Women's Athletic Apparel/Accessories


 Typical Store Size
--------------------------------------------------------------------------------
 1,300 Selling Square Feet


 Total Number of Stores
--------------------------------------------------------------------------------
 662


[LADY FOOT LOCKER LOGO]

LADY FOOT LOCKER OVERVIEW:

  Lady Foot Locker was launched in 1982 and, with 662 stores, is today the only national specialty store chain that specializes in women's athletic footwear and apparel. Lady Foot Locker offers a large selection of major athletic brands. A key strategic advantage over its competitors is Lady Foot Locker's exclusive branded product assortments and its proprietary offerings under its Lady Foot Locker Sport and "Actra" labels.

  Founded on the premise that selling footwear to women required an approach different from the techniques employed in selling footwear to men, Lady Foot Locker has become the leading national athletic footwear and apparel store devoted to women. Lady Foot Locker's primary target customer is the 18 to 29 year old woman who is active, fashion-conscious and brand-aware.

  The store's bright setting, which averages 1,300 selling square feet, is designed to facilitate a pleasant and effortless shopping experience. The clear and prominent display of footwear by category makes it easy to shop for a specific activity. Apparel is grouped by collection, complemented by footwear and accessories, creating the "hook-up" or the head-to-toe look that Lady Foot Locker is known for.

  Also recognized for its customer service, Lady Foot Locker's understanding of, and unique ability to cater to, women further distinguishes it from other athletic retailers. The sales associates are knowledgeable about the products they sell and how they meet the particular requirements of women.

KIDS FOOT LOCKER OVERVIEW:

  Since opening its first store in 1987, Kids Foot Locker, with 398 stores, has established a tradition of fitting excellence and a reputation for outstanding customer service. At Kids Foot Locker, parents will find a complete collection of athletic products specifically targeted for children from 5 to 11 years old. The core Kids Foot Locker customer is a

[PHOTOS OF LADY FOOT LOCKER STORE, SALES ASSOCIATES, AND CUSTOMERS]

[VENATOR GROUP LOGO]


 Primary Customer
--------------------------------------------------------------------------------
 5 to 11 Year Old


 Merchandise Mix
--------------------------------------------------------------------------------
 Children's Athletic Footwear

 Children's Athletic Apparel/Accessories


 Typical Store Size
--------------------------------------------------------------------------------
 1,400 Selling Square Feet


 Total Number of Stores
--------------------------------------------------------------------------------
 398

[KIDS FOOT LOCKER LOGO]

mother of young children who is also likely to be a primary customer of Lady Foot Locker.

  Kids Foot Locker has quickly become the market leader in children's athletic footwear and apparel, carrying the largest selection of branded and proprietary offerings for young boys and girls. These product offerings are particularly attractive to parents seeking quality and durability at a value price, recognizing that children outgrow shoes quickly. Kids Foot Locker stands behind its products and offers guaranteed satisfaction.

  The Kids Foot Locker store, which averages 1,400 selling square feet, is both child- and parent-friendly, with an easy-to-shop layout. Displays are positioned for child visibility and stocked with branded athletic collections that make it easy to outfit a child from head to toe. The Kids Foot Locker stores are uniquely designed to appeal to mothers and children, with eye-catching colorful fixtures, displays and graphics.


RECENT ACCOMPLISHMENTS:

  The operations of Lady and Kids Foot Locker were merged during 2000 under one management team to capitalize on operating and expense efficiencies. Because there is an overlap of the core customers of Lady and Kids Foot Locker, the newly-combined division can more easily coordinate its product offerings to meet its customers' demands.

  The combined Lady and Kids Foot Locker division generated a 5 percent comparable-store sales increase during 2000. The operating profit improvement was also strong, increasing by almost 70 percent.

OUTLOOK:

  The near-term objective for Lady and Kids Foot Locker is to continue to improve the productivity of its existing stores. Continuing to remodel stores and relocate to more desirable space is a key strategy to meet this objective. Product offerings and assortments will continue to be fine-tuned to meet the needs of their customers. Once the existing stores achieve a higher operating profit margin, additional store expansion in the United States may be explored.

      [PHOTOS OF KIDS FOOT LOCKER STORE, SALES ASSOCIATES, AND CUSTOMERS]

[VENATOR GROUP LOGO]


 Primary Customer
--------------------------------------------------------------------------------
 12 to 19 Year Old


 Merchandise Mix
--------------------------------------------------------------------------------
 Men's, Women's and Children's Athletic Footwear

 Men's Athletic Apparel/Accessories


 Typical Store Size
--------------------------------------------------------------------------------
 1,600 Selling Square Feet


 Total Number of Stores
--------------------------------------------------------------------------------
 483


[FOOT LOCKER INTERNATIONAL LOGO]

OVERVIEW:

  Foot Locker began its expansion internationally in 1980, when it opened its first store in England. Since then, the Company has expanded its reach throughout Western Europe as well as to Canada and Australia. Today, Foot Locker International has almost 500 stores in 13 countries and is one of only a few retailers to operate successfully across national boundaries. Stores average 1,600 square feet of selling space.

FOOT LOCKER EUROPE

  Foot Locker Europe currently operates 289 stores in 11 countries across Western Europe and is the largest European retailer specializing in athletic footwear and apparel. Foot Locker Europe manages its operations centrally from headquarters in Vianen, the Netherlands, where its associates provide merchandising, real estate, information technology, human resources, finance, legal and other support services.

FOOT LOCKER CANADA

  Foot Locker Canada currently operates 129 stores throughout most provinces in Canada. The largest concentrations of stores are in the provinces of Ontario and Quebec, with the greatest number being in Toronto and Montreal. The second largest concentration of stores is in the province of British Columbia in western Canada. Foot Locker Canada's product assortments have been fine-tuned to suit a target customer who is typically more interested in European than U.S. styles.

FOOT LOCKER AUSTRALIA

  Foot Locker Australia currently operates 65 stores that are highly concentrated around the three largest cities in Australia: Melbourne, Sydney and Brisbane. Foot Locker Australia's 2000 results were significantly bolstered by the publicity surrounding the Summer Olympics in Sydney in September 2000.

RECENT ACCOMPLISHMENTS:

  Foot Locker International had an outstanding year in 2000. Strong double-digit comparable-store sales increases were achieved during each quarter of the year. Operating profit in 2000 increased 77 percent from last year. Additionally, each operating region produced double-digit comparable-store sales increases and significant profit improvements.

OUTLOOK:

  Additional store growth will be a key strategy for Foot Locker International over the near term. At least 30 new international stores are expected to be opened in 2001, with the majority targeted for Western Europe. After 2001, the Company expects to increase the number of stores it opens each year in this division.

[PHOTO OF FLAGSHIP STORE]

OXFORD STREET, LONDON:

   In September 2000, a new flagship store was opened on Oxford Street in London, one of the most highly "trafficked" retail locations in Europe. The results to date have been very encouraging.

[VENATOR GROUP LOGO]


 Primary Customer
--------------------------------------------------------------------------------
 12 to 25 Year Old


 Merchandise Mix
--------------------------------------------------------------------------------
 Men's, Women's and Children's Athletic Footwear

 Men's Athletic Apparel/Accessories

 Athletic Equipment


 Typical Store Size
--------------------------------------------------------------------------------
 4,000 Selling Square Feet


 Total Number of Stores
--------------------------------------------------------------------------------
 586

[CHAMPS SPORTS LOGO]

OVERVIEW:

  Champs Sports, with 586 stores, is the largest mall-based retailer of sporting goods in the United States and Canada. Its stores offer a product mix comprising athletic footwear, apparel, equipment and accessories for a wide variety of sports, fitness and lifestyle activities. Because of the breadth of its product offerings, Champs Sports is able to outfit customers from head to toe with everything they need for their active lifestyles. Apparel, equipment and accessory categories provide Champs Sports with a significant point of difference from its competition.

  A large percentage of Champs Sports merchandise is exclusive which provides a competitive edge in attracting its core customer. Champs Sports also offers customers a line of lower-priced proprietary products under the Champs Sports and "Colorado" labels.

  Each Champs Sports store is designed to provide an in-depth array of products, one-on-one customer service, and a sales environment that reflects the lifestyle of its target market - the 12 to 25 year old who resides in a suburban community. The typical Champs Sports store has approximately 4,000 square feet of selling space. Its average selling space is larger than that of other Venator Group formats to accommodate Champs Sports' wider array of product offerings.


RECENT ACCOMPLISHMENTS:

  Champs Sports staged an impressive turnaround in both sales and operating profit during 2000. Its double-digit U.S. comparable-store sales growth was higher than that of Venator Group's other U.S. formats, and its sales growth in Canada exceeded that of its U.S. stores.

  During 2000, the improvement in operating profit at Champs Sports was even more impressive than its sales growth. Year-over-year, Champs Sports generated an increase in operating profit of $62 million, reversing a substantial loss in 1999 to produce a meaningful profit in 2000.

OUTLOOK:

  While Champs Sports made impressive progress in 2000, there remains significant opportunity to increase the productivity of its existing stores to the level currently enjoyed by Foot Locker. Strategies identified to increase productivity include improving product assortments, improving customer service, and continuing to remodel and relocate stores. Additional store growth in the United States and Canada, estimated at 200-300 stores, will be explored once this productivity objective is achieved.

        [PHOTOS OF CHAMPS SPORTS STORE, SALES ASSOCIATES, AND CUSTOMERS]

[FOOTLOCKER.COM LOGO]

[PHOTOS OF FOOTLOCKER.COM WEB PAGES]

[EASTBAY LOGO]


OVERVIEW:

   Footlocker.com is the world's leading Internet and direct marketing retailer of athletic footwear, apparel and equipment. Benefiting from the trust in, and broad recognition of, Eastbay's catalog operations and Foot Locker's retail stores, Footlocker.com offers more than 17,000 products on the Internet and through its catalogs, the largest assortment in the industry.

   Venator Group acquired Eastbay in 1997 to expand the Company's customer base by means of direct marketing. Following its acquisition, it soon became apparent that the Company could leverage Eastbay's infrastructure to expand rapidly into on-line retailing as a complementary means of direct marketing. The Company believes that Internet retailing offers a significant growth opportunity in terms of both sales and profits.

  Ongoing research has shown that the Company's core catalog and Internet operations have demographic profiles different from those of the Company's retail store operations. The Company's core catalog customer is a teenager seeking the most current technical as well as casual athletic footwear, apparel and equipment.

[PHOTO OF COMPANY CATALOG]

The core Internet customer, by contrast, is typically older and more affluent than are those who shop in the Company's retail stores.

  Venator Group is implementing an integrated approach to its direct-to-customer business that aims to offer customers a level of service unparalleled by its competition. Under this approach, an on-line purchase can be returned or exchanged at a Venator Group retail format that corresponds with the Internet site on which the product was purchased. Additionally, store customers are offered the opportunity to purchase broader assortments of merchandise directly through Footlocker.com if a particular product is unavailable at the retail store.

RECENT ACCOMPLISHMENTS:

  Footlocker.com had a noteworthy year in 2000. Sales in its combined catalog and Internet businesses increased by 29 percent over 1999. Even more impressive, Internet sales increased more than three-fold, to $58 million from $14 million in 1999. The catalog and Internet components of the business were both profitable for the year.

  Through its exclusive agreement with the National Football League, Footlocker.com manages the NFLShop's catalog and e-commerce business. Footlocker.com is expected to continue to explore other partnership opportunities, as available.

OUTLOOK:

  The future for the Footlocker.com/Eastbay's direct-to-customer business is exciting. It has built a profitable and scalable business model with significant growth potential. There are also further opportunities to integrate this direct-to-customer business in a more technologically efficient manner into the Company's retail store operations. In the longer-term, the Company will also pursue an international e-commerce strategy.

TABLE OF CONTENTS

18     Management's Discussion and Analysis
       of Financial Condition and Results of Operations
26     Management's Report
26     Independent Auditors' Report
27     Consolidated Statements of Operations
27     Consolidated Statements of Comprehensive Income (Loss)
28     Consolidated Balance Sheets
29     Consolidated Statements of Shareholders' Equity
30     Consolidated Statements of Cash Flows
31     Notes to Consolidated Financial Statements
48     Five Year Summary of Selected Financial Data
IBC    Board of Directors
IBC    Corporate Officers
IBC    Corporate Information





FINANCIAL CONTENTS


SALES
($MILLIONS)

[LINE CHART]
96   $4,079
97   $4,177
98   $4,161
99   $4,263
00   $4,356

OPERATING PROFIT AS A PERCENTAGE OF SALES

[LINE CHART]
96   10.2
97   9.0
98   0.9
99   4.5
00   6.0



INCOME FROM CONTINUING OPERATIONS ($MILLIONS)

[LINE CHART]
96   $185
97   $185
98   $14
99   $59
00   $107


DEBT, NET OF CASH
($MILLIONS)

[LINE CHART]
96   $322
97   $446
98   $574
99   $327
00   $204

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations


    Venator Group, Inc., through its subsidiaries (Venator Group, Inc. and its subsidiaries being hereafter referred to as the "Company" or "Venator Group") now operates in one reportable business segment, the Global Athletic Group. In 2000, the Company discontinued its Northern Group segment, and accordingly, prior year financial information has been restated. The Global Athletic Group is one of the largest athletic footwear and apparel retailers in the world, whose retail formats include Foot Locker, Lady Foot Locker, Kids Foot Locker and Champs Sports. The Global Athletic Group's Direct to Customers business reflects the Company's Footlocker.com subsidiary, which sells, through its affiliates, to customers through catalogs and Internet websites.

        The following table summarizes sales by segment, after reclassification for businesses disposed and held for disposal. The disposed and held for disposal category represents all business formats sold, closed or held for disposal other than discontinued business segments, and is therefore included in continuing operations. The 2000 reporting year included 53 weeks compared with 52 weeks in the 1999 and 1998 reporting years.


    (in millions)                               2000       1999      1998
--------------------------------------------------------------------------------

    Global Athletic Group:
        Retail Stores                         $3,953     $3,593    $3,533
        Direct to Customers                      279        217       180
--------------------------------------------------------------------------------
                                               4,232      3,810     3,713
    Disposed and held for disposal(1)            124        453       448
                                              $4,356     $4,263    $4,161
--------------------------------------------------------------------------------



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


    (in millions)                               2000       1999      1998
--------------------------------------------------------------------------------


    Global Athletic Group:
        Retail Stores                           $269       $108       $23
        Direct to Customers                        1          3         2
--------------------------------------------------------------------------------
        Operating profit from
        ongoing operations                       270        111        25
    Disposed and held for disposal(1)             (2)       (22)       (5)
    Restructuring charges(2)                      (7)       (75)      --
    Gain/(loss) on sale of businesses(3)          (1)       177        19
--------------------------------------------------------------------------------
        Total operating profit                   260        191        39
    Corporate expense, net(4)                     62         43         9
    Interest expense, net                         22         51        44
--------------------------------------------------------------------------------
        Income (loss) from continuing
        operations before income taxes(5)       $176       $ 97      $(14)
--------------------------------------------------------------------------------





-----------
    (1) Includes Afterthoughts, The San Francisco Music Box Company, Foot Locker Outlets, Colorado, Going to the Game!, Randy River Canada, Weekend Edition, Garden Centers, Burger King franchises and Foot Locker Asia.

    (2) Restructuring charges of $7 million and $75 million included in operating expenses reflect the disposition of non-core businesses and an accelerated store closing program for 2000 and 1999, respectively.

    (3) 2000 reflects a $1 million adjustment to the gain of $19 million recognized on the sale of Garden Centers in 1998. 1999 reflects the sale of Afterthoughts ($164 million) and Colorado in Australia ($13 million).

    (4) 2000 includes a $6 million reduction in the 1999 restructuring charge. 1999 includes a $21 million restructuring charge related to headcount reduction and the closure of a distribution center.

    (5) 2000 includes $10 million from the 53rd week.

    SALES

    Sales of $4,356 million increased 2.2 percent from sales of $4,263 million in 1999. Excluding sales from businesses disposed and held for disposal, the 53rd week, and the effect of foreign currency fluctuations, 2000 sales increased by 11.0 percent as compared with 1999, reflecting an increase of
    11.5 percent in comparable-store sales for ongoing formats.

        Sales of $4,263 million in 1999 increased 2.5 percent from sales of $4,161 million in 1998, reflecting an increase of 2.8 percent in comparable-store sales. Excluding sales from businesses disposed and held for disposal and the effect of foreign currency fluctuations, 1999 sales increased by 3.0 percent as compared with 1998.

    RESULTS OF OPERATIONS
    GROSS MARGIN

    Gross margin, as a percentage of sales, of 30.1 percent improved by 280 basis points in 2000 compared with 27.3 percent in 1999. Excluding the impact of the 53rd week in 2000 and the inventory markdowns of $11 million in 1999 associated with the Company's restructuring plan to exit non-core businesses, gross margin would have increased by 230 basis points to 29.9 percent in 2000. These increases in 2000 reflect reduced occupancy, buying costs and markdowns as a percentage of sales along with improved purchasing. Gross margin, as a percentage of sales, was essentially at in 1999 compared with 1998.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses ("SG&A") declined by $10 million in 2000 to 22.4 percent, as a percentage of sales, compared with
    23.1 percent in 1999. The decline was principally due to the Company's reduced and more efficient store base. The impact of the 53rd week in 2000 was not material. SG&A included income of $5 million in 2000, and $4 million in both 1999 and 1998, which primarily reflected the amortization of gains associated with the Company's postretirement obligations. In 2000, SG&A also included $4 million of income related to the Company's pension plan liabilities, as the expected return on the plan assets exceeded the cost to provide benefits. The Company did not incur pension income or expense in 1999; in 1998, SG&A included pension expense of $2 million. SG&A decreased by $77 million in 1999 compared with 1998, reflecting the Company's successful cost-cutting initiatives at both the corporate and divisional levels. SG&A included asset impairment charges in 1999 and 1998 of $13 million and $26 million, before-tax, respectively, or $8 million and $16 million, after-tax, respectively. In addition, a total reduction of $11 million and $3 million in the 1991 restructuring reserve and the 1993 repositioning reserve was recorded in SG&A in 1999 and 1998, respectively. These adjustments reflected revisions to estimates and other income related to leased and owned properties.

        Corporate expense, excluding $6 million income from the reversal of restructuring charges in 2000 and $21 million restructuring charges in 1999, totaled $85 million, $68 million and $90 million for 2000, 1999 and 1998, respectively. The increase in 2000 compared with 1999 primarily reflects increased compensation costs for incentive bonuses. The decline in 1999 compared with 1998 reflects corporate cost savings achieved by the Company primarily related to payroll costs. Corporate expense, net included other income of $17 million, $46 million and $81 million in 2000, 1999 and 1998, respectively.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization decreased by $18 million, or by 10.7 percent, in 2000, due to the reduction in depreciable assets as a result of the disposal of businesses and stores in 1999 and a more focused capital expenditure program. As a result of the Company's aggressive capital expenditure program in 1998, depreciation and amortization increased by $30 million, or by 21.6 percent in 1999.

    OTHER INCOME

    Other income in 2000 primarily reflected corporate real estate gains of $11 million and a $6 million gain associated with the demutualization of the Metropolitan Life Insurance Company. Corporate real estate gains of $46 million and $81 million in 1999 and 1998, respectively, are also included in other income. In 1998, the Company sold its corporate headquarters and leased back a portion of the building, recognizing a gain of $73 million. In 1999, the Company terminated the lease related to the leased-back portion and sold the associated furniture and fixtures for a net gain of $17 million.

        In 1999, the Company recorded a gain of $164 million from the sale of the assets of its Afterthoughts retail chain. In connection with the public offering of 100 percent of its holding in Colorado Group, Ltd., the Company recorded a gain of $13 million to continuing operations in 1999 related to the Australian athletic format. In 1998, other income included a $19 million gain on sale of the Garden Centers nursery business, which was reduced by $1 million in 2000.

    OPERATING RESULTS

    Total operating profit increased by $69 million or 36.1 percent to $260 million in 2000 from $191 million in 1999. Operating profit from ongoing operations, excluding the impact of the 53rd week, more than doubled to $254 million in 2000 from $111 million in 1999. The significant increase in operating profit in 2000 reflected improved sales and gross margin rate performances in all athletic formats. Total operating profit improved by $152 million in 1999 from $39 million in 1998, which included an increase in operating profit from ongoing operations of $86 million. The increase in operating profit in 1999 primarily reflects the Company's cost-cutting initiatives related to operating expenses.

    INTEREST EXPENSE, NET


    ($ in millions)                             2000       1999     1998
--------------------------------------------------------------------------------


    Interest expense                            $ 41       $ 65      $ 57
    Interest income                             $(19)      $(14)    $ (13)
        Interest expense, net of interest
        income                                  $ 22       $ 51      $ 44
    Weighted-average interest rate
        (excluding facility fees):
        Short-term debt                          9.2%       7.7%      6.2%
        Long-term debt                           8.0%       7.6%      7.7%
        Total debt                               8.2%       7.7%      7.1%
    Short-term debt outstanding during the year:
        High                                    $206       $354      $695
        Weighted-average                        $ 68       $239      $291



    Interest expense declined by 35.4 percent in 2000, due to both reduced short-term interest expense related to lower average short-term borrowing levels, offset in part by higher short-term interest rates, and also reduced long-term interest expense resulting from the repayment of the $200 million
    7.0 percent debentures. Interest expense increased by 14.0 percent in 1999, reflecting higher effective interest rates and fees on short-term borrowings, partially offset by lower levels of average short-term borrowings as compared with 1998. Interest income related to tax refunds and settlements amounted to $5 million in 2000 and 1999, and $7 million in 1998. Interest income for 2000 and 1999 also reflected the intercompany interest income of $10 million and $6 million, respectively, related to the Northern Group segment. The offsetting interest expense is included in the loss from discontinued operations. The Company expects that it would reduce its future total borrowings subsequent to the divestiture of the Northern Group.

    INCOME TAXES

    The effective tax rate was 39.0 percent in 2000 and 1999, compared with (200.0) percent in 1998. The change in the 1998 effective tax rate primarily reflected the impact of utilizing available foreign tax credits as a result of the sale of various businesses and assets, offset by the impact of non-deductible items, such as goodwill amortization, and a one-time gain on the surrender of company-owned life insurance policies.

    DISCONTINUED OPERATIONS

    In January 2001, the Company discontinued the Northern Group segment and recorded a charge of $252 million before-tax, or $294 million after-tax, for the loss on disposal of the segment. The Company plans to sell the 370 stores in Canada in the second half of 2001 and to liquidate the 324 stores in the United States in the first half of 2001. Major components of the charge included expected cash outlays for lease buyouts and real estate disposition costs of $68 million, severance and personnel related costs of $23 million and operating losses and other exit costs of $24 million. Non-cash charges included the realization of a $118 million currency translation loss, resulting from the movement in the Canadian dollar during the period the Company held its investment in the segment and asset write-offs of $19 million. The Company also recorded a tax benefit for the liquidation of the Northern U.S. stores of $42 million, which was offset by a valuation allowance of $84 million to reduce the deferred tax assets related to the Canadian operations to an amount that is more likely than not to be realized. The loss from discontinued operations recorded through the measurement date was $65 million before-tax, or $50 million after-tax, and the net reduction to total shareholders' equity was $226 million.

        In 1998, the Company discontinued both its Specialty Footwear and International General Merchandise segments. The Company recorded a net charge to earnings of $234 million before-tax, or $155 million after-tax, for the loss on disposal of the Specialty Footwear segment. Subsequent reversals of $45 million and $5 million were recorded in 1999 and 2000, respectively, due to better than anticipated results compared to original estimates. Disposition activity reduced the reserve by $113 million, $48 million and $11 million in 1998, 1999 and 2000, respectively. In 1998, the Company completed the sale of its general merchandise business in Germany for $563 million and recorded a gain of $214 million before-tax, or $79 million after-tax. The Company also recorded a charge of $40 million for the expected loss on disposal of The Bargain! Shop stores in Canada. In 1999, $13 million was reversed when a management buyout of 85 stores completed the disposition and in 2000, a further charge of $3 million was recorded for additional real estate, severance and other disposition costs related to The Bargain! Shop.

        In 1997, the Company discontinued its Domestic General Merchandise segment and recorded a loss on disposal of discontinued operations of $310 million before-tax, or $195 million after-tax. In 1998, the Company recorded a reduction to the reserve of $4 million related to better than anticipated real estate and other disposition costs. Subsequent charges were recorded in 1999 of $21 million principally for estimated lease costs related to excess space in former general merchandise locations, which have limited commercial use contrary to what was originally anticipated, and in 2000 of $4 million related to lease buyout costs. Disposition activity reduced the reserve by $220 million, $51 million, $33 million and $9 million in 1997, 1998, 1999 and 2000, respectively.

        At February 3, 2001, the remaining reserve balance of $152 million for all discontinued segments principally comprises lease liabilities, severance and anticipated operating losses, $76 million of which is expected to be paid in 2001 and the balance in 2002 and thereafter.

    OPERATIONS DISPOSED AND HELD FOR DISPOSAL

    Operations disposed and held for disposal represents those businesses sold, closed, or held for disposal included in continuing operations other than the discontinued segments.

    1999 RESTRUCTURING

    In 1999, the Company embarked on a major restructuring program and recorded a charge to earnings of $96 million before-tax, representing estimated cash outlays for lease obligations ($26 million), severance and personnel costs associated with eliminating 1,800 positions ($17 million), and other disposition costs ($11 million). Non-cash charges included asset impairments ($31 million) and inventory write-downs included in cost of sales ($11 million).

        In the second quarter of 1999, the Company recorded restructuring charges of $64 million pre-tax ($39 million after-tax) associated with its plan to sell or liquidate eight non-core businesses: The San Francisco Music Box Company, Randy River Canada, Foot Locker Outlets, Colorado, Team Edition, Going to the Game!, Weekend Edition and Burger King franchises. Throughout 2000, the disposition of Randy River Canada, Foot Locker Outlets, Colorado, Going to the Game!, and Weekend Edition was essentially completed and the Company recorded a net charge to the reserve of $8 million, principally related to the remaining businesses. In the third quarter of 2000, management decided to continue to operate Team Edition as a manufacturing business, primarily as a result of the resurgence of the screen print business. The assets of Team Edition were reclassified from assets held for disposal and were recorded at their estimated fair value as of the date the decision was made, which approximated their carrying value at such date, which was lower than the original carrying value at the commitment date to dispose of the business, adjusted for depreciation and amortization expense. The $9 million reserve balance at February 3, 2001 reflects estimated lease costs, severance and other disposition costs and will be substantially utilized in 2001.

        In January 2000, the Company announced a further restructuring program and recorded a charge of $13 million pre-tax, which included plans to close all Foot Locker stores in Asia, as well as 150 under-performing Global Athletic Group stores in the United States and Canada. Operating losses of $2 million and $8 million were recorded in 2000 and 1999, respectively, for the under- performing stores of ongoing formats, which were included in the accelerated store-closing program. All Foot Locker stores in Asia were closed in 2000 and the remaining five under-performing stores will close and approximately 20 related positions, of the originally planned 1,400, will be eliminated in 2001.

        In connection with the disposition of several core businesses, the Company recorded a charge of $20 million pre-tax, related to the reduction of approximately 400 sales support and corporate staff and the closing of the Champs Sports distribution center in Maumelle, Arkansas. During 2000, the Company successfully consolidated its Champs Sports operations with the Foot Locker facility in Junction City, Kansas. In 2000, the Company reduced the reserve by $7 million, $5 million of which related to the agreement to sublease its Maumelle distribution center and sell the associated fixed assets, which had been impaired in 1999, for proceeds of approximately $3 million. The reserve balance of $2 million at February 3, 2001 reflects severance costs to eliminate the 13 remaining positions in 2001.

    1999 AND 1998 DISPOSITIONS

    During 1999, the Company completed the sale of its Afterthoughts retail chain and the public offering of its holding in Colorado Group, Ltd. in Australia for proceeds of approximately $250 million and $55 million, respectively. In 1998, the Company sold its Garden Centers nursery business and closed its Randy River stores in the United States and its Ashbrooks stores in Canada as part of its continuing program to exit under-performing businesses.

    STORE COUNT

    The following table summarizes store count by segment, after reclassification for businesses disposed and held for disposal. During 2000, the Company remodeled or relocated 127 stores, excluding businesses disposed and held for disposal. All 150 stores included in the 1999 accelerated store-closing program are in the Global Athletic Group, 52 of which were closed in 1999. During 2000, 61 stores included in the accelerated store-closing program were closed and 32 stores were excluded from the program as management decided to continue to operate these stores due to favorable lease renewal terms. The remaining five stores are expected to close in 2001.


                                       1999     Opened   Closed     2000
--------------------------------------------------------------------------------


    Global Athletic Group             3,693        28      139      3,582
    Disposed and held for disposal      260         2       92        170
--------------------------------------------------------------------------------
        Total                         3,953        30      231      3,752
================================================================================



    SEGMENT INFORMATION

    GLOBAL ATHLETIC GROUP

    The Global Athletic Group operates via retail stores and directly to customers. The retail formats include the Foot Locker businesses -- Foot Locker, Lady Foot Locker, and Kids Foot Locker -- as well as Champs Sports. The Foot Locker format is located in North America, Europe and Australia. The Lady Foot Locker and Kids Foot Locker formats operate in the United States and Champs Sports operates in the United States and Canada. The Company also operates Footlocker.com, which sells, through its affiliates, directly to customers through catalogs and its Internet websites. Eastbay, one of its affiliates, is the largest direct marketer of athletic footwear, apparel and equipment in the United States, and provides the Company's six full-service e-commerce sites access to an integrated fulfillment and distribution system. Included in the Global Athletic Group's businesses disposed and held for disposal are the Foot Locker Outlets, Colorado, Going to the Game! and Foot Locker Asia.

        The Company purchased approximately 49.0 percent of its 2000 merchandise from one major vendor and approximately 71.0 percent from its top five vendors. The Company considers vendor relations to be satisfactory.

        The results of the Global Athletic Group segment are as follows:


    ($ in millions)                             2000       1999      1998
--------------------------------------------------------------------------------

    SALES
    Retail Stores                             $3,953     $3,593    $3,533
    Direct to Customers                          279        217       180
    Disposed and held for disposal                 1        112        60
--------------------------------------------------------------------------------
        Total sales                           $4,233     $3,922    $3,773
================================================================================
    OPERATING PROFIT
    Retail Stores                              $ 269      $ 108     $  23
    Direct to Customers                            1          3         2
    Disposed and held for disposal                (2)       (36)      (13)
    Restructuring (charges)/income                 4        (71)      --
    Gain on sale of business                     --          13       --
--------------------------------------------------------------------------------
        Total operating profit                 $ 272      $  17     $  12
================================================================================
    Sales as a percentage of
        consolidated total                        97%        92%       91%
    Number of stores at year end               3,582      3,710     3,925
    Selling square footage (in millions)        7.91       8.15      8.41
--------------------------------------------------------------------------------

    The Global Athletic Group's sales of $4,233 million increased by 7.9 percent from $3,922 million in 1999. The Global Athletic Group's sales, excluding the impact of the 53rd week, of $4,167 million in 2000 increased by 6.2 percent from $3,922 million in 1999, reflecting a comparable-store sales increase of 11.5 percent in ongoing operations, offset in part by the closure of disposed businesses and under-performing stores. In 1999, sales of $3,922 million increased 3.9 percent from $3,773 million in 1998.

        Operating profit of $272 million in 2000 increased by $255 million from $17 million in 1999. Excluding the impact of the 53rd week, operating profit was $256 million in 2000. The increase in 2000 was due to improved operating performance of the ongoing retail formats and the closure of under-performing businesses, which incurred losses of $94 million in 1999 (including restructuring charges of $71 million, offset by a $13 million gain on sale). Operating profit of $17 million increased by 41.7 percent from $12 million in 1998. The increase reflected the improved operating performance of the ongoing retail formats and the gain on sale of Colorado in Australia, offset by the operating losses of businesses disposed and held for disposal and the associated restructuring charges.

    RETAIL STORES

    Sales of $3,953 million from ongoing retail store formats increased 10.0 percent in 2000, compared with $3,593 million in 1999. Excluding the impact of the 53rd week, sales from ongoing retail store formats increased 8.3 percent in 2000, compared with 1999, reflecting a comparable-store sales increase of 10.5 percent, which was offset in part by the reduction in store base of 111 stores. Footwear continued to drive the strong sales performance across all formats in 2000, particularly in the high-end athletic footwear lines. Private label apparel and boots contributed to incremental sales during the year at the Foot Locker and Lady Foot Locker formats. Sales of $3,593 million in 1999 increased 1.7 percent, compared with $3,533 million in 1998, primarily attributable to improved sales performance at remodeled and relocated stores.

        Operating profit from ongoing retail store formats more than doubled to $269 million in 2000, compared with $108 million in 1999. The Company reported operating profit from ongoing retail store formats, excluding the impact of the 53rd week, of $254 million in 2000. The considerable increase in operating profit in 2000 reflected improved sales and gross margin rate performance in all formats in both footwear and apparel, in a somewhat less promotional environment. Operating profit in 1999 from ongoing retail store formats increased by $85 million to $108 million from $23 million in 1998. The increase primarily reflected the improved sales performance and reduced markdown activity in 1999, particularly in the Foot Locker format in the United States and Europe, offset, in part, by increased occupancy costs and depreciation in all formats. Asset impairment charges of $8 million and $19 million before-tax were included in operating profit in 1999 and 1998, respectively.

    DIRECT TO CUSTOMERS

    Direct to Customers sales increased by 28.6 percent to $279 million in 2000 from $217 million in 1999. Excluding the impact of the 53rd week, Direct to Customers sales increased by 26.7 percent in 2000. Catalog sales, excluding the impact of the 53rd week, increased 7.4 percent to $218 million in 2000 from $203 million in 1999, reflecting increased catalog distribution and an expanded product assortment available to consumers. Internet sales increased by $44 million to $58 million in 2000 compared with $14 million in 1999, which was driven by the improvements made to all six of the Company's websites and the growth of the overall Internet market in 2000. The impact of the 53rd week in 2000 did not have a material impact on Internet sales. The increase in Direct to Customers sales of 20.6 percent in 1999 to $217 million compared with $180 million in 1998 was predominantly driven by the catalog business but also included Internet sales growth of $10 million.

        The Direct to Customers business generated operating profits of $1 million, $3 million and $2 million in 2000, 1999 and 1998, respectively. Excluding the impact of the 53rd week, the Direct to Customers business broke even in 2000. Included in 2000 and 1999 are initial Internet development and marketing costs of approximately $20 million and $4 million, respectively. Management anticipates the significant growth in its integrated Internet and catalog Footlocker.com business to continue in future years at increased levels of profitability.

    ALL OTHER BUSINESSES

    All business formats captured in the "All Other" category have been disposed or are held for disposal. They include Afterthoughts, The San Francisco Music Box Company, Burger King franchises, Weekend Edition, Garden Centers and Ashbrooks.


    ($ in millions)                             2000       1999     1998
--------------------------------------------------------------------------------
    SALES
    Sales of disposed and held for disposal     $123       $341     $ 388
--------------------------------------------------------------------------------
    OPERATING PROFIT (LOSS)
    Disposed and held for disposal              $ --       $ 14     $   8
    Restructuring charges                        (11)        (4)       --
    Gain/(loss) on sale of businesses             (1)       164        19
--------------------------------------------------------------------------------
        Total operating profit (loss)           $(12)      $174     $  27
================================================================================
    Sales as a percentage of consolidated total    3%         8%        9%
    Number of stores at year end                 170        243     1,137
    Selling square footage (in millions)        0.18       0.25      1.00
--------------------------------------------------------------------------------

    In connection with the 1999 restructuring program, total charges of $11 million were recorded in 2000 for the disposition of The San Francisco Music Box Company and the Burger King franchises. The divestitures of these businesses are expected to be complete in 2001. In 2000, the Company recorded a $1 million adjustment to the $19 million gain recognized on the sale of the Garden Centers nursery business in 1998.

        In 1999, the Company completed the sale of the assets of its Afterthoughts retail chain and recorded a pre-tax gain of $164 million. Total restructuring charges of $4 million were recorded in 1999 for the final disposition of Weekend Edition and Randy River in Canada.

    LIQUIDITY AND CAPITAL RESOURCES

    CASH FLOW

    Generally, the Company's primary sources of cash have been from operations, borrowings under the revolving credit agreement and proceeds from the sale of non-strategic assets. The Company generally finances real estate with operating leases. The principal use of cash has been to finance inventory requirements, debt repayment, capital expenditures related to store openings, store remodelings and management information systems, and to fund other general working capital requirements.

        Operating activities of continuing operations provided cash of $248 million in 2000, compared with $37 million in 1999. These amounts reflect the income (loss) from continuing operations, adjusted for non-cash items and working capital changes. The additional cash flow from operations in 2000 was due to the significant improvement in operating performance in all athletic formats. The increase in merchandise inventories and accounts payable is in line with the Company's increased sales volume. Merchandise inventories, excluding businesses disposed and held for disposal, of $730 million at February 3, 2001, increased by $33 million, or 4.7 percent, from $697 million at January 29, 2000. Cash payments charged to restructuring reserves were $38 million in 2000 compared with $12 million in 1999.

        Cash provided by operations was $37 million in 1999 compared with cash used in operations of $25 million in 1998. This change reflected a decline in merchandise inventories and accounts payable as a result of the Company's improved inventory management in 1999.

        Net cash used in investing activities of continuing operations was $69 million in 2000 compared with $155 million provided by investing activities in 1999. The change was due to proceeds from sales of real estate and other assets and investments of $307 million in 1999 compared with $25 million in 2000, offset by the $58 million reduction in capital expenditures in 2000. Capital expenditures of $94 million in 2000 primarily related to store remodelings compared with $152 million in 1999. Proceeds from the sale of five corporate properties contributed $18 million in 2000 and the Company also received $7 million associated with the demutualization of the Metropolitan Life Insurance Company.

        Investing activities of continuing operations contributed $155 million of cash in 1999, compared with cash used of $369 million in 1998. Proceeds from divesting activities of $307 million in 1999 comprised the sale of Afterthoughts and the public offering of Colorado Group Ltd. for $271 million and the disposition of corporate real estate for $36 million. This compared with proceeds from divesting activities of $172 million in 1998, which included the sale of Garden Centers for $22 million, the Company's corporate headquarters for $138 million and other real estate dispositions of $12 million. Capital expenditures of $152 million for 1999 compared with $512 million for the prior year, which reflected an extensive new store and remodeling program. In 1998, investing activities also included the acquisition of Athletic Fitters for $29 million.

        Cash used in financing activities of the Company's continuing operations declined by $114 million in 2000 due to the reduced levels of short-term borrowings in 2000 compared with 1999. There were no outstanding borrowings under the Company's revolving credit agreement as of February 3, 2001. The Company purchased $100 million of its $200 million 7.0 percent debentures due on June 1, 2000, in 1999 and the remaining $100 million were purchased or repaid in 2000.

        The Company's continuing operations utilized $281 million in cash for financing activities in 1999, compared with cash provided of $242 million in the prior year period. The change was due to the Company's reduction in short-term and long-term debt in 1999, compared with increased short-term borrowings in 1998. Outstanding borrowings under the Company's revolving credit agreement were $71 million and $250 million at January 29, 2000 and January 30, 1999, respectively, and have been classified as short-term debt.

        Net cash from discontinued operations includes the loss from discontinued operations, the change in assets and liabilities of the discontinued segments and disposition activity related to the reserves. In 2000, discontinued operations utilized cash of $67 million, which comprised the loss of $50 million from the Northern Group's operations and disposition activity related to the other discontinued segments.

        In 1999, net proceeds related to sales of the Australian specialty footwear format and The Bargain! Shop stores of $51 million in addition to the results from real estate activity, more than offset the payments charged to the discontinued reserves and loss from operations during the year.

        Net cash from discontinued operations in 1998 included the net proceeds from the sale of the German general merchandise operations of $360 million after-tax, which were offset by disposition activity charged to the discontinued reserves and loss from operations.

    CAPITAL STRUCTURE

    The Company reduced long-term debt by $100 million and had no short-term debt outstanding at February 3, 2001, compared with $71 million outstanding at January 29, 2000. Standard & Poor's and Moody's Investors Service lowered the Company's credit ratings in early 1999 to BB and Ba3, respectively. This change increased the Company's subsequent cost of borrowings. In 1999, the Company amended its revolving credit agreement with several lending institutions, which included the reduction of the facility available for general corporate purposes to $300 million on February 15, 2000. The agreement includes various restrictive covenants with which the Company is in compliance. The revolving credit facility expires in April 2002 and management expects to have a new agreement in place prior to its expiration. Management believes current domestic and international credit facilities and cash provided by operations will be adequate to finance its working capital requirements and support the development of its short-term and long-term strategies. Planned capital expenditures for 2001 are approximately $150 million, of which $110 million relates to new store openings and modernizations of existing stores and $40 million relates to the development of management information systems and other support facilities.

        For purposes of calculating debt to total capitalization, the Company includes the present value of operating lease commitments. These commitments are the primary financing vehicle used to fund store expansion. The following table sets forth the components of the Company's capitalization, both with and without the present value of operating leases:


    ($ in millions)                                      2000       1999
--------------------------------------------------------------------------------

    Debt and capital lease obligations,
        net of cash and cash equivalents                 $ 204      $ 327
    Present value of operating leases                    1,374      1,471
--------------------------------------------------------------------------------
        Net debt                                         1,578      1,798
    Shareholders' equity                                 1,013      1,139
--------------------------------------------------------------------------------
    Total capitalization                                $2,591     $2,937
================================================================================
    Net debt/total capitalization percent                 60.9%      61.2%
    Net debt/total capitalization percent
        without operating leases                          16.8%      22.3%
--------------------------------------------------------------------------------

    The Company's debt to capitalization ratio improved in 2000. Total capitalization declined by $346 million, which comprised a $220 million reduction in total debt (including the present value of operating leases), net of cash and cash equivalents and a $126 million decrease in shareholders' equity. The reduction in total debt reflected improved profitability and working capital management in addition to focused capital expenditure and store opening programs. The discontinuance of the Northern Group in 2000 reduced shareholders' equity by $226 million, which was partially offset by $107 million in income from continuing operations. Management's objective is to further reduce its ratio of debt to capitalization.

    CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

    In 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which interprets generally accepted accounting principles related to revenue recognition in financial statements. In the fourth quarter of 2000, the Company changed its method of accounting for sales under its layaway program and recorded an after-tax expense of $1 million as of the beginning of the fiscal year, representing the cumulative effect of this change on prior years.

        In 1999, the Company adopted a preferred method for calculating the market-related value of its U.S. pension plan assets used in determining annual pension expense. As compared with the previous accounting method, 1999 pension expense was reduced by approximately $5 million (before-tax) or $0.02 per diluted share. The Company recorded income of approximately $14 million (before-tax) or $0.06 per diluted share representing the cumulative effect of this change on prior years.

    NEW ACCOUNTING PRONOUNCEMENTS

    In the fourth quarter of 2000, the Company adopted the Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs" ("Issue No. 00-10"). Shipping and handling charges to customers have been reclassified as sales and the associated costs as cost of sales for all periods presented. Issue No. 00-10 did not have a significant impact on the Company's consolidated financial statements.

        In March 2000, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion 25, Accounting for Stock Issued to Employees," ("FIN No. 44"), which provides further guidance related to accounting for stock-based compensation, in particular to changes in stock-based awards after the grant date. In the second quarter of 2000, the Company adopted FIN No. 44, which did not have any impact on its consolidated financial statements.

        In June 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for the Company for fiscal year 2001. SFAS No. 133 requires that all derivative financial instruments be recorded in the Consolidated Balance Sheets at their fair values. Changes in fair values of derivatives will be recorded each period in earnings or other comprehensive income (loss), depending on the type of hedging designation, if any. The Company primarily enters into contracts in order to hedge the foreign currency risk associated with future cash flows. As such, the effective portion of the gain or loss on the hedging derivative instrument will be reported as a component of other comprehensive income (loss) and will be reclassified to earnings in the period in which the hedged item affects earnings. To the extent derivatives do not qualify as hedges, or are ineffective, their changes in fair value will be recorded in earnings immediately, which may subject the Company to increased volatility. The adoption of SFAS No. 133 in 2001 did not have a material impact on the Company's consolidated financial statements.

    IMPACT OF THE EUROPEAN MONETARY UNION

    The European Union comprises 15 member states, 12 of which adopted a common currency, the "euro." From January 1, 1999 until January 1, 2002, the transition period, the national currencies will remain legal tender in the participating countries as denominations of the euro. Monetary, capital, foreign exchange and interbank markets have converted to the euro and non-cash transactions are possible in euros. On January 1, 2002, euro bank notes and coins will be issued and the former national currencies will be withdrawn from circulation no later than February 28, 2002.

        The Company has reviewed the impact of the euro conversion on its information systems, accounting systems, vendor payments and human resources, and the necessary modifications, if any, have been identified. Plans to upgrade or modify the point of sale hardware and software are substantially in place and will be finalized throughout the remainder of 2001.

        The adoption of a single European currency will lead to greater product pricing transparency and a more competitive environment. The Company displays the euro equivalent price of merchandise as a customer service during the transition period, as will many retailers, until the official euro conversion in 2002. The euro conversion is not expected to have a significant effect on the Company's results of operations or financial condition.

    DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

    This report, including the message to our shareholders and Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of the federal securities laws. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including, but not limited to, such things as future capital expenditures, expansion, strategic plans, growth of the Company's business and operations and euro related actions and other such matters are forward-looking statements. These forward-looking statements are based on many assumptions and factors including, but not limited to, customer demand, fashion trends, competitive market forces, uncertainties related to the effect of competitive products and pricing, customer acceptance of the Company's merchandise mix and retail locations, economic conditions worldwide, effects of currency fluctuations, the ability of the Company to execute its business plans effectively with regard to each of its operating units, and the ability of the Company to implement, in a timely manner, the programs and actions related to the euro issue. Any changes in such assumptions or factors could produce significantly different results. The Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

    MANAGEMENT'S REPORT

    The integrity and objectivity of the financial statements and other financial information presented in this annual report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include, when necessary, amounts based on the best estimates and judgments of management.

        The Company maintains a system of internal controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization and the accounting records provide a reliable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed by management and improved and modified as necessary in response to changing business conditions. The Company also maintains an internal audit function for evaluating and formally reporting on the adequacy and effectiveness of internal accounting controls, policies and procedures.

        The Company's financial statements have been audited by KPMG LLP, the Company's independent auditors, whose report expresses their opinion with respect to the fairness of the presentation of the statements.

        The Audit Committee of the Board of Directors, which is comprised solely of directors who are not officers or employees of the Company, meets regularly with the Company's management, internal auditors, legal counsel and KPMG LLP to review the activities of each group and to satisfy itself that each is properly discharging its responsibility. In addition, the Audit Committee meets on a periodic basis with KPMG LLP, without management's presence, to discuss the audit of the financial statements as well as other auditing and financial reporting matters. The Company's internal auditors and independent auditors have direct access to the Audit Committee.


    /s/ J. CARTER BACOT
    -------------------------
    J. CARTER BACOT,
    Chairman of the Board


   /s/ MATTHEW D. SERRA
   --------------------------
    MATTHEW D. SERRA,
    President and
    Chief Executive Officer


    /s/ BRUCE L. HARTMAN
   --------------------------
    BRUCE L. HARTMAN,
    Senior Vice President and
    Chief Financial Officer

    April 11, 2001


    INDEPENDENT AUDITORS' REPORT

    [KPMG LOGO]

    To the Board of Directors and Shareholders of Venator Group, Inc.

        We have audited the accompanying consolidated balance sheets of Venator Group, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000 and the related consolidated statements of operations, comprehensive income
    (loss), shareholders' equity and cash flows for each of the years in the three-year period ended February 3, 2001. These consolidated financial statements are the responsibility of Venator Group, Inc. management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Venator Group, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended February 3, 2001 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in note 1 to the consolidated financial statements, the Company changed its method of accounting for sales under its layaway program in 2000.

        As discussed in note 19 to the consolidated financial statements, the Company changed its method of calculating the market-related value of its U.S. pension plan assets in 1999.




    KPMG LLP
    New York, NY
    March 7, 2001

   CONSOLIDATED STATEMENTS OF OPERATIONS


   (in millions, except per share amounts)                                 2000          1999         1998
---------------------------------------------------------------------------------------------------------------
SALES                                                                    $ 4,356       $ 4,263       $ 4,161
---------------------------------------------------------------------------------------------------------------
COSTS AND EXPENSES
Cost of sales                                                              3,047         3,099         3,030
Selling, general and administrative expenses                                 975           985         1,062
Depreciation and amortization                                                151           169           139
Restructuring charges                                                          1            85            --
Interest expense, net                                                         22            51            44
---------------------------------------------------------------------------------------------------------------
                                                                           4,196         4,389         4,275
Other income                                                                 (16)         (223)         (100)
---------------------------------------------------------------------------------------------------------------
                                                                           4,180         4,166         4,175
---------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes                 176            97           (14)
Income tax expense (benefit)                                                  69            38           (28)
---------------------------------------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                            107            59            14
---------------------------------------------------------------------------------------------------------------
Loss from discontinued operations, net of income tax benefit
    of $(15), $(27) and $(28), respectively                                  (50)          (42)          (37)
(Loss) income on disposal of discontinued operations, net of income
    tax expense of $42, $14 and $57, respectively                           (296)           23          (113)
Cumulative effect of accounting change, net of income
    tax expense (benefit) of $ --  and $6, respectively                       (1)            8            --
---------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                        $  (240)      $    48       $  (136)
---------------------------------------------------------------------------------------------------------------
Basic earnings per share:
    Income from continuing operations                                    $  0.78       $  0.43       $  0.10
    Loss from discontinued operations                                      (2.51)        (0.14)        (1.10)
    Cumulative effect of accounting change                                 (0.01)         0.06            --
---------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                    $ (1.74)      $  0.35       $ (1.00)
---------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
    Income from continuing operations                                    $  0.77       $  0.43       $  0.10
    Loss from discontinued operations                                      (2.49)        (0.14)        (1.10)
    Cumulative effect of accounting change                                 (0.01)         0.06            --
---------------------------------------------------------------------------------------------------------------
    Net income (loss)                                                    $ (1.73)      $  0.35       $ (1.00)
---------------------------------------------------------------------------------------------------------------

   See Accompanying Notes to Consolidated Financial Statements.


   CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)


   (in millions)                                                                         2000        1999       1998
------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                                       $(240)      $  48      $(136)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment:
Translation adjustment arising during the period                                          (19)          4         39
    Less: reclassification adjustment for net loss (gain) included in (loss)
    income on disposal of discontinued operations                                         118          --       (149)
------------------------------------------------------------------------------------------------------------------------
Net foreign currency translation adjustment                                                99           4       (110)
Minimum pension liability adjustment, net of deferred tax expense
    of $2, $26 and $2, respectively                                                         2          41          2
------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME (LOSS)                                                             $(139)      $  93      $(244)
------------------------------------------------------------------------------------------------------------------------

   See Accompanying Notes to Consolidated Financial Statements.

   CONSOLIDATED BALANCE SHEETS


   (in millions)                                                              2000        1999
--------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                   $  109      $  162
Merchandise inventories                                                        730         697
Assets held for disposal                                                        31          58
Net assets of discontinued operations                                           37          55
Other current assets                                                            93         103
--------------------------------------------------------------------------------------------------
                                                                             1,000       1,075
PROPERTY AND EQUIPMENT, NET                                                    684         754
DEFERRED TAXES                                                                 234         317
GOODWILL, NET                                                                  143         151
OTHER ASSETS                                                                   171         150
--------------------------------------------------------------------------------------------------
                                                                            $2,232      $2,447
--------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt                                                             $   --      $   71
Accounts payable                                                               264         225
Accrued liabilities                                                            222         237
Current portion of repositioning and restructuring reserves                     13          48
Current portion of reserve for discontinued operations                          76          25
Current portion of long-term debt and obligations under capital leases          54         106
--------------------------------------------------------------------------------------------------
                                                                               629         712
LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES                            259         312
OTHER LIABILITIES                                                              331         284
SHAREHOLDERS' EQUITY                                                         1,013       1,139
--------------------------------------------------------------------------------------------------
                                                                            $2,232      $2,447
--------------------------------------------------------------------------------------------------

   See Accompanying Notes to Consolidated Financial Statements.

   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


   (shares in thousands, amounts in millions)                2000                      1999                     1998
---------------------------------------------------------------------------------------------------------------------------------
                                                     SHARES       AMOUNT       Shares       Amount       Shares      Amount
---------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK AND PAID-IN CAPITAL
Par value $.01 per share,
    500 million shares authorized
Issued at beginning of year                         137,542     $    337      135,654     $    328      134,986     $    317
Restricted stock issued under stock option and
    award plan                                           --           (1)       1,255           --           60           --
Forfeitures of restricted stock                          --            3           --            1           --           --
Amortization of stock issued under restricted
    stock option plan                                    --            2           --            3           --           --
Issued under director and employee stock plans,
    net of related tax benefit                        1,149           10          633            5          608           11
---------------------------------------------------------------------------------------------------------------------------------
Issued at end of year                               138,691          351      137,542          337      135,654          328
---------------------------------------------------------------------------------------------------------------------------------
Common stock in treasury at beginning of year          (100)          (1)         (19)          --          (10)          --
Reissued under employee stock plans                     113            1          104           --           --           --
Restricted stock issued under stock option and
    award plan                                          100            1           --           --           --           --
Forfeitures of restricted stock                        (312)          (3)        (185)          (1)          --           --
Exchange of options                                      (1)          --           --           --           (9)          --
---------------------------------------------------------------------------------------------------------------------------------
Common stock in treasury at end of year                (200)          (2)        (100)          (1)         (19)          --
---------------------------------------------------------------------------------------------------------------------------------
Common stock outstanding and paid-in capital
    at end of year                                  138,491          349      137,442          336      135,635          328
---------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance at beginning of year                                         945                       897                     1,033
Net income (loss)                                                   (240)                       48                      (136)
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                               705                       945                       897
---------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY BEFORE ADJUSTMENTS                            1,054                     1,281                     1,225
---------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE LOSS
Foreign Currency Translation Adjustment
Balance at beginning of year                                        (140)                     (144)                      (34)
Aggregate translation adjustment                                      99                         4                      (110)
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                               (41)                     (140)                     (144)
---------------------------------------------------------------------------------------------------------------------------------
Minimum Pension Liability Adjustment
Balance at beginning of year                                          (2)                      (43)                      (45)
Change during year, net of deferred
    tax expense                                                        2                        41                         2
---------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                --                        (2)                      (43)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL ACCUMULATED OTHER COMPREHENSIVE LOSS                           (41)                     (142)                     (187)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                      $  1,013                  $  1,139                  $  1,038
---------------------------------------------------------------------------------------------------------------------------------

   See Accompanying Notes to Consolidated Financial Statements.

   CONSOLIDATED STATEMENTS OF CASH FLOWS


   (in millions)                                                                                 2000        1999         1998
--------------------------------------------------------------------------------------------------------------------------------
   FROM OPERATING ACTIVITIES
   Net income (loss)                                                                            $(240)      $   48       $(136)
   Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities of continuing operations:
       Loss (income) on disposal of discontinued operations, net of tax                           296          (23)        113
       Loss from discontinued operations, net of tax                                               50           42          37
       Restructuring charges                                                                        1           85         --
       Cumulative effect of accounting change, net of tax                                           1           (8)        --
       Depreciation and amortization                                                              151          169         139
       Impairment of long-lived assets                                                            --            13          26
       Restricted stock compensation expense                                                        2            3         --
       Tax benefit on stock compensation                                                            2          --            1
       Gains on sales of real estate                                                              (10)         (46)        (81)
       Gains on sales of assets and investments                                                    (5)        (177)        (19)
       Deferred income taxes                                                                       21          --           31
       Change in assets and liabilities, net of acquisitions and dispositions:
         Merchandise inventories                                                                  (36)          18         (75)
         Accounts payable and other accruals                                                       33          (45)         18
         Repositioning and restructuring reserves                                                 (38)         (12)        (16)
         Income taxes payable                                                                      (1)         (25)        (28)
         Other, net                                                                                21           (5)        (35)
--------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) operating activities of continuing operations                   248           37         (25)
--------------------------------------------------------------------------------------------------------------------------------
   FROM INVESTING ACTIVITIES
   Proceeds from sales of assets and investments                                                    7          271          22
   Proceeds from sales of real estate                                                              18           36         150
   Capital expenditures                                                                           (94)        (152)       (512)
   Payments for businesses acquired, net of cash acquired                                          --           --         (29)
--------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) investing activities of continuing operations                   (69)         155        (369)
--------------------------------------------------------------------------------------------------------------------------------
   FROM FINANCING ACTIVITIES
   Increase (decrease) in short-term debt                                                         (71)        (179)        250
   Reduction in long-term debt                                                                   (100)        (101)        (15)
   Reduction in capital lease obligations                                                          (5)          (6)         (3)
   Issuance of common stock                                                                         9            5          10
--------------------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities of continuing operations                  (167)        (281)        242
--------------------------------------------------------------------------------------------------------------------------------
   NET CASH FROM DISCONTINUED OPERATIONS                                                          (67)          64         266
--------------------------------------------------------------------------------------------------------------------------------
   EFFECT OF EXCHANGE RATE FLUCTUATIONS
       ON CASH AND CASH EQUIVALENTS                                                                 2           (6)         (2)
--------------------------------------------------------------------------------------------------------------------------------
   NET CHANGE IN CASH AND CASH EQUIVALENTS                                                        (53)         (31)        112
   CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                 162          193          81
--------------------------------------------------------------------------------------------------------------------------------
   CASH AND CASH EQUIVALENTS AT END OF YEAR                                                     $ 109       $  162       $ 193
--------------------------------------------------------------------------------------------------------------------------------
   CASH PAID DURING THE YEAR:
   Interest                                                                                     $  36       $   66       $  60
   Income taxes                                                                                 $  31       $   22       $  15
--------------------------------------------------------------------------------------------------------------------------------

   See Accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Venator Group, Inc. and its domestic and international subsidiaries (the "Company"), all of which are wholly owned. All significant intercompany amounts have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results may differ from those estimates.

REPORTING YEAR

The reporting period for the Company and its subsidiaries is the Saturday closest to the last day in January, representing the 53 weeks ended February 3, 2001 and the 52 weeks ended January 29, 2000 and January 30, 1999. References to years in this annual report relate to fiscal years rather than calendar years.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

MERCHANDISE INVENTORIES AND COST OF SALES

Merchandise inventories are valued at the lower of cost or market using the retail method. Cost is determined on the last-in, first-out (LIFO) basis for domestic inventories and on the first-in, first-out (FIFO) basis for international inventories. Merchandise inventories of the Direct to Customers business are valued at FIFO cost. Transportation and distribution center costs are capitalized in merchandise inventories.

     Cost of sales is comprised of the cost of merchandise, occupancy and buyers' compensation.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Significant additions and improvements to property and equipment are capitalized. Maintenance and repairs are charged to current operations as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated.

CAPITALIZED SOFTWARE

Capitalized software reflects certain costs related to software developed for internal use that are capitalized and amortized, after substantial completion of the project, on a straight-line basis over periods not exceeding 8 years. Capitalized software, net of accumulated amortization, is included in property and equipment and was $70.0 million at February 3, 2001 and $76.9 million at January 29, 2000.

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

GOODWILL

Goodwill represents the excess purchase price over the fair value of assets acquired and is amortized on a straight-line basis over periods not exceeding 40 years. Goodwill arising from acquisitions made since 1995 is amortized over periods not exceeding 20 years. Recoverability of goodwill is evaluated based upon estimated future profitability and cash flows. Accumulated amortization amounted to $61.1 million and $53.7 million at February 3, 2001 and January 29, 2000, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Company to manage its interest rate and international currency exposures. The Company does not hold derivative financial instruments for trading or speculative purposes. For interest rate swap agreements, the interest rate differential to be paid or received under the agreement is recognized over the life of the swap agreement and is included as an adjustment to interest expense. The carrying amount of each interest rate swap (the net interest receivable/payable) is reflected in the Consolidated Balance Sheets as a current receivable or payable as appropriate. There were no swap agreements in effect at February 3, 2001 or January 29, 2000. For forward foreign exchange contracts, gains and losses designated as hedges of inventory are deferred and included in the cost of inventory, when purchased.

In June 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for the Company for fiscal year 2001. SFAS No. 133 requires that all derivative financial instruments be recorded in the Consolidated Balance Sheets at their fair values. Changes in fair values of derivatives will be recorded each period in earnings or other comprehensive income (loss), depending on the type of hedging designation, if any. The Company primarily enters into contracts in order to hedge the foreign currency risk associated with future cash flows. As such, the effective portion of the gain or loss on the hedging derivative instrument will be reported as a component of other comprehensive income (loss) and will be reclassified to earnings in the period in which the hedged item affects earnings. To the extent derivatives do not qualify as hedges, or are ineffective, their changes in fair value will be recorded in earnings immediately, which may subject the Company to increased volatility.

     The adoption of SFAS No. 133 in 2001 did not have a material impact on the Company's consolidated financial statements.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The carrying value of cash and cash equivalents, other current receivables and short-term debt approximate fair value due to the short-term maturities of these assets and liabilities. Quoted market prices of the same or similar instruments are used to determine fair value of long-term debt, interest rate swaps and forward foreign exchange contracts. Discounted cash flows are used to determine the fair value of long-term investments and notes receivable if quoted market prices on these instruments are unavailable.

RECOVERABILITY OF LONG-LIVED ASSETS

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," an impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amounts of long-lived tangible and intangible assets may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company has identified this lowest level to be principally individual stores. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset with the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset with its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the best information available using estimates, judgments and projections as considered necessary.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation by applying Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." In accordance with APB No. 25, compensation expense is not recorded for options granted if the option price is not less than the quoted market price at the date of grant. Compensation expense is also not recorded for employee purchases of stock under the 1994 Stock Purchase Plan since the plan is noncompensatory as defined in APB No. 25.

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

REVENUE RECOGNITION

Revenue from retail store sales is recognized when the product is delivered to customers. Retail sales include merchandise, net of returns and exclude all taxes. In the fourth quarter of 2000, the Company changed its method of accounting for sales under its layaway program, in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," effective as of the beginning of the year. Under the new method, revenue from layaway sales is recognized when the customer receives the product, rather than when the initial deposit is paid. The cumulative effect of the change was a $1 million after-tax charge, or $0.01 per diluted share. The impact on each of the quarters in 2000 was not material, and would not have been material to 1999 or 1998.

Revenue from Internet and catalog sales is recognized when the product is shipped to customers. Revenue was restated in the fourth quarter of 2000, in accordance with Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," to include shipping and handling fees for all periods presented. Shipping and handling fees of $30 million, $23 million and $21 million were reclassified to sales from selling, general and administrative expenses for 2000, 1999 and 1998, respectively. The associated costs of $23 million, $17 million and $15 million for 2000, 1999 and 1998, respectively, were reclassified from selling, general and administrative expenses to cost of sales.

STORE PRE-OPENING AND CLOSING COSTS

Store pre-opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the estimated post-closing lease exit costs, less sublease rental income, if any, is provided for when a decision to close the store is made.

ADVERTISING COSTS

Advertising and sales promotion costs are expensed at the time the advertising or promotion takes place. Advertising costs as a component of selling, general and administrative expenses were $79.5 million in 2000, $76.0 million in 1999 and $89.8 million in 1998. Advertising costs are recorded net of reimbursements for cooperative advertising.

EARNINGS PER SHARE

Basic earnings per share is computed as net income (loss) divided by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur from common shares issuable through stock-based compensation including stock options, restricted stock awards and other convertible securities. A reconciliation of weighted-average common shares outstanding to weighted-average common shares outstanding assuming dilution follows:


(in millions)                                  2000          1999            1998
---------------------------------------------------------------------------------
Weighted-average common
  shares outstanding                          137.9          137.2          135.4
Incremental common shares issuable              1.2            1.0             .5
---------------------------------------------------------------------------------
Weighted-average common
  shares outstanding
  assuming dilution                           139.1          138.2          135.9


Options to purchase 4.5 million shares of common stock with an exercise price greater than the average market price were outstanding at February 3, 2001, but were not included in the computation of diluted earnings per share.

INSURANCE LIABILITIES

The Company is primarily self-insured for health care, workers' compensation and general liability costs. Accordingly, provisions are made for the Company's actuarially determined estimates of discounted future claim costs for such risks.

RECLASSIFICATIONS

Certain balances in prior fiscal years have been reclassified to conform to the presentation adopted in the current fiscal year. As discussed in note 2 to the consolidated financial statements, all financial statements and related footnotes have been restated to reflect the discontinuance of the Northern Group.

2. DISCONTINUED OPERATIONS
--------------------------------------------------------------------------------
On January 23, 2001, the Company announced that it was exiting its 694 store Northern Group segment. The Company plans to sell the 370 stores in Canada in the second half of 2001 and to liquidate the 324 stores in the United States in the first half of 2001. The Company recorded a charge to earnings of $252 million before-tax, or $294 million after-tax, for the loss on disposal of the segment. Major components of the charge included expected cash outlays for lease buyouts and real estate disposition costs of $68 million, severance and personnel related costs of $23 million and operating losses and other exit costs from the measurement date through the expected date of disposal of $24 million. Non-cash charges included the realization of a $118 million currency translation loss, resulting from the movement in the Canadian dollar during the period the Company held its investment in the segment and asset write-offs of $19 million. The Company also recorded a tax benefit for the liquidation of the Northern U.S. stores of $42 million, which was offset by a valuation allowance of $84 million to reduce the deferred tax assets related to the Canadian operations to an amount that is more likely than not to be realized. Of the remaining reserve balance of $115 million at February 3, 2001, $63 million is expected to be utilized within twelve months and the remaining $52 million thereafter.

     Sales, net loss from discontinued operations and interest expense allocations based on intercompany debt balances for fiscal years 2000, 1999 and 1998 through the date of discontinuance of the Northern Group are presented below. Net loss includes restructuring charges of $3 million and $59 million in 2000 and 1999, respectively, and long-lived asset impairment charges of $4 million and $7 million in 2000 and 1998, respectively.


 (in millions)                       2000           1999           1998
-----------------------------------------------------------------------
NORTHERN GROUP
Sales                               $ 335          $ 407          $ 415
Net Loss                            $ (50)         $ (42)         $ (11)
Interest Expense Allocation         $  10          $   6          $ --

In 1998, the Company exited its International General Merchandise segment when it completed the sale of its general merchandise business in Germany for $563 million and recorded a gain of $214 million before-tax, or $79 million after-tax. The Company also recorded a charge of $40 million for the expected loss on disposal of The Bargain! Shop stores in Canada. In 1999, the Company sold 85 of The Bargain! Shop stores for proceeds of $17 million, liquidated the remaining stores and recorded a reduction to the reserve of $13 million, reflecting disposition results more favorable than anticipated. In the fourth quarter of 2000, the Company recorded a charge of $3 million, which included real estate, severance and other disposition costs. The reserve balance of $7 million at February 3, 2001 is primarily required to satisfy lease obligations, $2 million of which is expected to be utilized within twelve months and the remaining $5 million thereafter.

     The Company also exited its 570 store Specialty Footwear segment in 1998 and recorded a net charge to earnings of $234 million before-tax, or $155 million after-tax, for the loss on disposal of the segment. During 1999, all stores were either closed or converted to Lady Foot Locker and Kids Foot Locker formats. In 1999, the Company recorded a reduction to the reserve of $45 million before-tax, or $29 million after-tax, principally related to favorable lease buyouts and real estate disposition costs compared with original estimates. In the fourth quarter of 2000, the Company recorded a further reduction to the reserve of $5 million before-tax, or $3 million after-tax, reflecting revisions to original estimates for various other costs associated with exiting the segment. The reserve balance of $12 million at February 3, 2001 primarily reflects real estate and other disposition costs, $5 million of which is expected to be utilized within twelve months and the remaining $7 million thereafter.

     In 1997, the Company exited its 400 store Domestic General Merchandise segment and recorded a loss on disposal of discontinued operations of $310 million before-tax, or $195 million after-tax. The charge included real estate disposition costs of $101 million, liquidation expenses and other shutdown costs of $91 million, severance and other personnel costs of $72 million and asset write-downs of $46 million. Disposition activity of $220 million in 1997 reduced the reserve balance to $90 million as of January 31, 1998. In 1998, the Company recorded a reduction to the reserve of $4 million before-tax, or $3 million after-tax, related to better than anticipated real estate and other disposition costs. In 1999, the Company recorded an additional charge of $21 million before-tax, or $13 million after-tax, principally for estimated lease costs related to excess space in former general merchandise locations, which have limited commercial use contrary to what was originally anticipated. In the fourth quarter of 2000, the Company recorded a further charge of $4 million before-tax, or $2 million after-tax, related to lease buyout costs. The reserve balance of $18 million at February 3, 2001 primarily reflects real estate disposition costs, $6 million of which is expected to be utilized within twelve months and the remaining $12 million thereafter.

     The major components of the pre-tax losses (gains) on disposal and disposition activity related to the reserves is presented below:


NORTHERN GROUP                                         2000
---------------------------------------------------------------------------
                                          CHARGE/        NET
(in millions)                             (INCOME)      USAGE        BALANCE
---------------------------------------------------------------------------
Realized loss on currency movement         $118         $(118)          $--
Asset write-offs                             19           (19)           --
Real estate & lease liabilities              68            --            68
Severance & personnel                        23            --            23
Operating losses & other costs               24            --            24
---------------------------------------------------------------------------
Total                                      $252         $(137)         $115
---------------------------------------------------------------------------


INTERNATIONAL GENERAL MERCHANDISE             1998                            1999                                2000
----------------------------------------------------------------------------------------------------------------------------------
                               CHARGE/         NET                   CHARGE/        NET                 CHARGE/    NET
   (in millions)               (INCOME)      PROCEEDS    BALANCE     (INCOME)      USAGE       BALANCE  (INCOME)   USAGE    BALANCE
----------------------------------------------------------------------------------------------------------------------------------
Sale of German Operations        $(214)        $214        $--         $--          $--         $--       $--        $--       $--
The Bargain! Shop                   40            1         41         (13)         (18)         10         3         (6)       7
----------------------------------------------------------------------------------------------------------------------------------
Total                            $(174)        $215        $41        $(13)        $(18)        $10        $3        $(6)      $7
----------------------------------------------------------------------------------------------------------------------------------


SPECIALTY FOOTWEAR                              1998                               1999                            2000
----------------------------------------------------------------------------------------------------------------------------------
                                     CHARGE/    NET                   CHARGE/       NET                CHARGE/      NET
   (in millions)                     (INCOME)  USAGE       BALANCE    (INCOME)     USAGE     BALANCE   (INCOME)    USAGE    BALANCE
----------------------------------------------------------------------------------------------------------------------------------
Lease liabilities                    $ 93       $ (17)       $ 76       $(34)       $(27)       $15       $ 1        $ (7)     $ 9
Operating losses & other costs         61         (35)         26         (5)         (8)        13        (6)         (4)       3
Inventory liquidation                  33         (31)          2        --           (2)        --        --         --        --
Fixed asset write-offs                 33         (22)         11         (2)         (9)        --        --         --        --
Severance & personnel                  14          (8)          6         (4)         (2)        --        --         --        --
----------------------------------------------------------------------------------------------------------------------------------
Total                                $234       $(113)       $121       $(45)       $(48)       $28       $(5)       $(11)     $12
----------------------------------------------------------------------------------------------------------------------------------

DOMESTIC GENERAL MERCHANDISE             1997                 1998                       1999                         2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                  CHARGE/     NET              CHARGE/    NET              CHARGE/    NET
   (in millions)                        BALANCE  (INCOME)    USAGE    BALANCE  (INCOME)   USAGE   BALANCE  (INCOME)   USAGE  BALANCE
-----------------------------------------------------------------------------------------------------------------------------------
Lease liabilities                        $ 65      $(26)      $(18)     $21      $18      $(23)     $16      $4       $(4)      $16
Severance & personnel                      13       (10)        (3)      --       --       --        --      --        --        --
Fixed asset write-offs                     (3)        4         (1)      --       --       --        --      --        --        --
Inventory liquidation & other costs        15        28        (29)      14        3       (10)       7      --        (5)        2
-----------------------------------------------------------------------------------------------------------------------------------
Total                                    $ 90      $ (4)      $(51)     $35      $21      $(33)     $23      $4       $(9)      $18
-----------------------------------------------------------------------------------------------------------------------------------

The results of operations and assets and liabilities for the Northern Group segment, the International General Merchandise segment, the Specialty Footwear segment and the Domestic General Merchandise segment have been classified as discontinued operations for all periods presented in the Consolidated Statements of Operations and Consolidated Balance Sheets. The loss from discontinued operations of $37 million in 1998 includes net losses of $17 million and $9 million, respectively, related to the Specialty Footwear and the Domestic General Merchandise segments. All other amounts presented reflect the Northern Group.

     Presented below is a summary of the net assets of discontinued operations at February 3, 2001 and January 29, 2000. The Northern Group's assets comprise inventory, fixed assets and other current assets. The Northern Group's liabilities comprise accounts payable, restructuring reserves and other accrued liabilities. The assets of the Specialty Footwear and Domestic General Merchandise segments consist primarily of fixed assets and deferred tax assets and liabilities reflect accrued liabilities.


                                          INTERNATIONAL                  DOMESTIC
                               NORTHERN      GENERAL       SPECIALTY      GENERAL
   (in millions)                GROUP       MERCHANDISE    FOOTWEAR      MERCHANDISE       TOTAL
------------------------------------------------------------------------------------------------
2000
Assets                           $ 64            $-            $3            $ 8            $ 75
Liabilities                        33             -             1              4              38
------------------------------------------------------------------------------------------------
Net assets of
  discontinued operations        $ 31            $-            $2            $ 4            $ 37
------------------------------------------------------------------------------------------------
1999
Assets                           $111            $5            $5            $12            $133
Liabilities                        69             2             2              5              78
------------------------------------------------------------------------------------------------
Net assets of
  discontinued operations        $ 42            $3            $3            $ 7            $ 55
------------------------------------------------------------------------------------------------

3. 1999 RESTRUCTURING
--------------------------------------------------------------------------------
Total restructuring charges of $96 million before-tax were recorded in 1999 for the Company's restructuring program. Inventory markdowns of $11 million were included in cost of sales while the remaining $85 million restructuring charge was included in operating expenses.

     During the second quarter of 1999, the Company recorded restructuring charges of $64 million pre-tax, or $39 million after-tax, associated with its plan to sell or liquidate eight non-core businesses: The San Francisco Music Box Company, Randy River Canada, Foot Locker Outlets, Colorado, Team Edition, Going to the Game!, Weekend Edition and Burger King franchises. The Company recorded an additional charge in the third quarter of approximately $3 million before-tax related to Weekend Edition fixed assets and real estate disposition costs. In the fourth quarter of 1999, the Company recorded a pre-tax reduction of $4 million to the reserve, which reflected favorable results from the Foot Locker Outlets real estate disposition and the Colorado liquidation, offset by additional costs related to the pending sale of its Randy River Canada stores. Throughout 2000, the disposition of Randy River Canada, Foot Locker Outlets, Colorado, Going to the Game!, and Weekend Edition was essentially completed and the Company recorded a net charge to the reserve of $8 million, principally related to the remaining businesses. In the third quarter of 2000, management decided to continue to operate Team Edition as a manufacturing business, primarily as a result of the resurgence of the screen print business. The assets of Team Edition were reclassified from assets held for disposal and were recorded at fair value as of the date the decision was made, which approximated their carrying value at such date, which was lower than the original carrying value at the commitment date to dispose of the business, adjusted for depreciation and amortization expense. The $9 million reserve balance at February 3, 2001 reflects estimated lease costs, severance and other disposition costs, $8 million of which is expected to be utilized within twelve months.

     In the fourth quarter of 1999, the Company announced a further restructuring plan and recorded a charge of $33 million before-tax, or $20 million after-tax. The components of the charge included an accelerated store closing program in the United States of $7 million and Asia of $6 million, corporate headcount reduction of $13 million and a distribution center shutdown of $7 million.

     All remaining Foot Locker stores in Asia and 113 of the original 150 Global Athletic Group stores included in the accelerated store closing program in the United States and Canada have been closed as of February 3, 2001. During 2000, management decided to continue to operate 32 stores included in the program as a result of favorable lease renewal terms offered during negotiations with landlords. The impact on the reserve was not significant and was, in any event, offset by lease buy-out costs for other stores in excess of original estimates. Of the original 1,400 planned terminations associated with the store-closing program, approximately 200 positions will be retained as a result of the continued operation of the 32 stores. The 5 remaining stores will close and approximately 20 positions will be eliminated in early 2001.

     In connection with the disposition of several of its non-core businesses in 1999, the Company also reduced sales support and corporate staff by over 30 percent, reduced divisional staff and consolidated the management of Kids Foot Locker and Lady Foot Locker into one organization. As of February 3, 2001, 13 of the originally planned 400 positions have yet to be eliminated. In addition, the Company closed its Champs Sports distribution center in Maumelle, Arkansas and consolidated its operations with the Foot Locker facility located in Junction City, Kansas. In 2000, the Company recorded a reduction to the corporate reserve of $7 million, $5 million of which related to the agreement to sublease its Maumelle distribution center and sell the associated fixed assets, which had been impaired in 1999, for proceeds of approximately $3 million. A further $2 million reduction reflected better than anticipated real estate and severance payments. The reserve remaining of $2 million at February 3, 2001 reflects severance costs to eliminate the 13 remaining positions in 2001.

     Included in the consolidated results of operations are sales of $139 million and $353 million and operating losses of $4 million and $40 million in 2000 and 1999, respectively, for the above non-core businesses and under-performing stores, excluding Team Edition.

     Inventory, fixed assets and other long-lived assets of all businesses to be exited have been valued at the lower of cost or net realizable value. These assets, totaling $31 million and $58 million, have been reclassified as assets held for disposal in the Consolidated Balance Sheets as of February 3, 2001 and January 29, 2000, respectively. As previously mentioned, the assets of Team Edition have not been reflected as assets held for disposal as of February 3, 2001 as management has decided to retain its operations.


     The components of the restructuring charges and disposition activity related to the reserves is presented below:


NON-CORE BUSINESSES                           1999                                      2000
------------------------------------------------------------------------------------------------------------
                             INITIAL    CHARGE/        NET                  CHARGE/     NET
   (in millions)             CHARGE     (INCOME)      USAGE      BALANCE   (INCOME)     USAGE        BALANCE
------------------------------------------------------------------------------------------------------------
Real estate                    $24        $(4)        $ (4)        $16        $ 1         $(13)        $4
Inventory                       12         (1)         (11)         --         --           --         --
Asset impairment                19          2          (21)         --          5           (5)        --
Severance                       --          2           --           2          3           (3)         2
Other disposition costs          9         --           (3)          6         (1)          (2)         3
------------------------------------------------------------------------------------------------------------
Total                          $64        $(1)        $(39)        $24        $ 8         $(23)        $9
------------------------------------------------------------------------------------------------------------

ACCELERATED STORE-CLOSING PROGRAM               1999                                       2000
----------------------------------------------------------------------------------------------------------
                             INITIAL    CHARGE/        NET                  CHARGE/     NET
   (in millions)             CHARGE     (INCOME)      USAGE      BALANCE   (INCOME)     USAGE     BALANCE
----------------------------------------------------------------------------------------------------------
Real estate                    $ 3        $--         $--         $3        $--         $(3)        $--
Inventory                       --         --          --         --         --          --          --
Asset impairment                 8         --          (8)        --         --          --          --
Severance                        1         --          --          1         --          (1)         --
Other disposition costs          1         --          --          1         --          (1)         --
-------------------------------------------------------------------------------------------------------
Total                          $13        $--         $(8)        $5        $--         $(5)        $--
-------------------------------------------------------------------------------------------------------

CORPORATE OVERHEAD AND LOGISTICS                               1999                     2000
---------------------------------------------------------------------------------------------------------
                             INITIAL    CHARGE/        NET                  CHARGE/     NET
   (in millions)             CHARGE     (INCOME)      USAGE      BALANCE   (INCOME)     USAGE     BALANCE
---------------------------------------------------------------------------------------------------------
Real estate                    $ 3        $--         $--         $ 3        $(1)        $(2)        $--
Inventory                       --         --          --          --         --          --          --
Asset impairment                 2         --          (2)         --         --          --          --
Severance                       14         --          (3)         11         (1)         (8)          2
Other disposition costs          1         --          --           1         (5)          4          --
--------------------------------------------------------------------------------------------------------
Total                          $20        $--         $(5)        $15        $(7)        $(6)        $ 2
--------------------------------------------------------------------------------------------------------


TOTAL RESTRUCTURING RESERVES                      1999                                 2000
----------------------------------------------------------------------------------------------------------
                             INITIAL    CHARGE/        NET                  CHARGE/     NET
   (in millions)             CHARGE     (INCOME)      USAGE      BALANCE   (INCOME)     USAGE     BALANCE
----------------------------------------------------------------------------------------------------------
Real estate                    $30        $(4)        $ (4)        $22        $--         $(18)        $ 4
Inventory                       12         (1)         (11)         --         --           --          --
Asset impairment                29          2          (31)         --          5           (5)         --
Severance                       15          2           (3)         14          2          (12)          4
Other disposition costs         11         --           (3)          8         (6)           1           3
----------------------------------------------------------------------------------------------------------
Total                          $97        $(1)        $(52)        $44        $ 1         $(34)        $11
----------------------------------------------------------------------------------------------------------

4. 1993 REPOSITIONING AND 1991 RESTRUCTURING RESERVES
--------------------------------------------------------------------------------
The Company recorded charges of $558 million in 1993 and $390 million in 1991 to reflect the anticipated costs to sell or close under-performing specialty and general merchandise stores in the United States and Canada. Under the 1993 repositioning program, approximately 970 stores were identified for closing. Approximately 900 stores were closed under the 1991 restructuring program.

     Included in operating results are adjustments of $11 million and $3 million for 1999 and 1998, respectively, which primarily reflect sublease and other income relating to owned and leased properties. The remaining reserve balance of $6 million at February 3, 2001 is required to satisfy future lease obligations and cancellations of $3 million and facilities-related costs of $3 million. Half of the remaining reserve balance is expected to be paid in 2001.

     The activity in the reserves was as follows:


(in millions)                                            2000         1999
--------------------------------------------------------------------------
Balance at beginning of year                              $ 9         $ 21
Interest on net present value of lease obligations          1            2
Cash payments and sublease income                          (4)          (3)
Revision of estimates                                      --           (7)
Gain on sale of properties                                 --           (4)
--------------------------------------------------------------------------
Balance at end of year                                    $ 6         $  9
==========================================================================


5. OTHER INCOME

Other income in 2000 primarily reflects corporate real estate gains of $11 million and a $6 million gain associated with the demutualization of the Metropolitan Life Insurance Company.

     In 1999, the Company completed the sale of the assets of its Afterthoughts retail chain for gross proceeds of $250 million and recorded a gain of $164 million before-tax, or $100 million after-tax, from the sale. In addition, the Company completed the public offering of 100 percent of its holding in Colorado Group, Ltd., its Australian athletic and specialty footwear format, for gross proceeds of $75 million, which included the repayment of a $20 million intercompany loan. The Company recorded a pre-tax gain of $13 million to continuing operations related to its Colorado athletic format. Included in the consolidated results of operations are sales of $184 million and operating profit of $10 million in 1999 for Afterthoughts and Colorado.

     In 1998, the Company completed the sale of its corporate headquarters building in New York for gross proceeds of approximately $138 million and leased back a portion of the building. Other income in 1998 included a $73 million gain recognized on the building sale, $29 million was deferred at January 30, 1999 related to the leased back portion. In 1999, the deferred gain of $29 million was accelerated when the Company terminated the lease, sold the associated furniture and fixtures and recorded a net gain of $17 million.

     The sale of other corporate properties contributed gross proceeds of $41 million and $13 million in 1999 and 1998, respectively, generating real estate gains of $29 million and $8 million. In addition, other income in 1998 also includes the $19 million gain on sale of the Garden Centers nursery business for proceeds of $22 million, which was reduced by $1 million in 2000.

6. IMPAIRMENT OF LONG-LIVED ASSETS
--------------------------------------------------------------------------------
In 1999, the Company recorded a non-cash pre-tax asset impairment charge of approximately $31 million associated with its restructuring program, which represented impairment of goodwill of $5 million and other long-lived assets such as properties, store fixtures and leasehold improvements of $26 million. Of the total impairment loss recognized, $28 million related to the Global Athletic Group and corporate assets and formats included in the "All Other" category were impaired by $2 million and $1 million, respectively. In 2000, the Company recorded a further charge of approximately $5 million, which reflected the impairment of goodwill and other long-lived assets held for disposal related to formats included in the "All Other" category of $3 million and $2 million, respectively. The impairment losses were included in the net restructuring charges of $1 million and $85 million recorded in 2000 and 1999, respectively.

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

     In 1998, the Company recorded a non-cash pre-tax charge of $21 million in selling, general and administrative expenses, which represented impairment of long-lived assets such as properties, store fixtures and leasehold improvements. Of the total impairment loss recognized, $19 million related to the Global Athletic Group and formats included in the "All Other" category were impaired by $2 million.

7. SEGMENT INFORMATION
--------------------------------------------------------------------------------
The Company has determined that its reportable segments are those that are based on its method of internal reporting, which disaggregates its business by product category. As of February 3, 2001, the Company has one reportable segment, the Global Athletic Group, which sells branded athletic footwear and apparel through its various retail stores and also directly to customers via catalogs and the Internet. All formats presented as "All Other" were either disposed or held for disposal as of February 3, 2001.

     The accounting policies of the Global Athletic Group are the same as those described in the "Summary of Significant Accounting Policies." The Company evaluates performance based on several factors, of which the primary financial measure is operating results. Operating results reflect earnings before corporate expense, corporate gains on sales of real estate, interest and income taxes.

SALES

(in millions)                  2000          1999          1998
----------------------------------------------------------------
Global Athletic Group:
  Retail Stores               $3,954        $3,705        $3,593
  Direct to Customers            279           217           180
----------------------------------------------------------------
                               4,233         3,922         3,773
All Other                        123           341           388
----------------------------------------------------------------
Total sales                   $4,356        $4,263        $4,161
================================================================


OPERATING RESULTS

(in millions)                                    2000         1999        1998
------------------------------------------------------------------------------
Global Athletic Group:
  Retail Stores(1)                              $ 271         $ 14        $ 10
  Direct to Customers                               1            3           2
------------------------------------------------------------------------------
                                                  272           17          12
All Other(2)                                      (12)         174          27
------------------------------------------------------------------------------
Operating profit                                  260          191          39
Corporate expense, net(3)                          62           43           9
Interest expense, net                              22           51          44
------------------------------------------------------------------------------
Income (loss) from continuing operations
  before income taxes                           $ 176         $ 97        $(14)
==============================================================================

(1) 2000 includes a $4 million reduction in the 1999 restructuring charge. 1999 includes restructuring charges of $71 million ($11 million recorded in cost of sales), offset by Colorado gain of $13 million.

(2) 2000 includes restructuring charges of $11 million. 1999 includes Afterthoughts gain of $164 million, offset by restructuring charges of $4 million. 1998 includes Garden Centers gain of $19 million.

(3) 2000 includes a $6 million reduction in the 1999 restructuring charge. 1999 includes restructuring charges of $21 million.

                                       Depreciation and
                                         Amortization               Capital Expenditures               Total Assets
------------------------------------------------------------------------------------------------------------------------------
(in millions)                     2000      1999      1998      2000      1999        1998        2000        1999        1998
------------------------------------------------------------------------------------------------------------------------------
Global Athletic Group:
  Retail Stores                   $113      $118      $ 95      $ 66      $103      $  403      $1,359      $1,438      $1,719
  Direct to Customers                9         8         7         7         2           2         175         159         155
------------------------------------------------------------------------------------------------------------------------------
                                   122       126       102        73       105         405       1,534       1,597       1,874
All Other                          --         10        12         1        12          28          36          56         129
Corporate                           29        33        25        20        35          79         625         739         640
Discontinued operations, net                                                                        37          55         196
------------------------------------------------------------------------------------------------------------------------------
Total Company                     $151      $169      $139      $ 94      $152      $  512      $2,232      $2,447      $2,839
===============================================================================================================================


Sales and long-lived asset information by geographic area as of and for the fiscal years ended February 3, 2001, January 29, 2000 and January 30, 1999 are presented below. Sales are attributed to the country in which the sales originate, which is where the legal subsidiary is domiciled. Long-lived assets reflect property and equipment. No individual country included in the International category is significant.

SALES


(in millions)                    2000          1999         1998
-----------------------------------------------------------------
United States                  $3,756        $3,663        $3,615
International                     600           600           546
-----------------------------------------------------------------
Total sales                    $4,356        $4,263        $4,161
=================================================================



LONG-LIVED ASSETS


(in millions)                    2000          1999         1998
-----------------------------------------------------------------
United States                  $  610        $  682        $  825
International                      74            72            81
-----------------------------------------------------------------
Total long-lived assets        $  684        $  754        $  906
=================================================================

8. MERCHANDISE INVENTORIES
--------------------------------------------------------------------------------

(in millions)                                             2000          1999
-----------------------------------------------------------------------------
LIFO inventories                                          $ 584         $ 576
FIFO inventories                                            146           121
-----------------------------------------------------------------------------
Total merchandise inventories                             $ 730         $ 697
=============================================================================

LIFO as reflected approximated FIFO.

9. OTHER CURRENT ASSETS
--------------------------------------------------------------------------------

(in millions)                                              2000          1999
-----------------------------------------------------------------------------
Net receivables                                           $  34         $  49
Operating supplies and prepaid expenses                      28            23
Deferred taxes                                               31            31
-----------------------------------------------------------------------------
                                                          $  93         $ 103
=============================================================================


10. PROPERTY AND EQUIPMENT, NET
--------------------------------------------------------------------------------

(in millions)                                              2000          1999
-----------------------------------------------------------------------------
Land                                                      $   3         $   5
Buildings:
  Owned                                                       9            13
  Leased                                                      2             2
Furniture, fixtures and equipment:
  Owned                                                     905           861
  Leased                                                     28            38
-----------------------------------------------------------------------------
                                                            947           919
Less: accumulated depreciation                             (508)         (417)
-----------------------------------------------------------------------------
                                                            439           502
Alterations to leased and owned buildings, net of
  accumulated amortization                                  245           252
-----------------------------------------------------------------------------
                                                          $ 684         $ 754
=============================================================================


11. OTHER ASSETS
--------------------------------------------------------------------------------

(in millions)                                              2000          1999
-----------------------------------------------------------------------------
Lease acquisition costs                                   $  63         $  60
Pension benefits                                             56            43
Investments and notes receivable                             23            23
Income taxes receivable                                      14            14
Other                                                        15            10
-----------------------------------------------------------------------------
                                                          $ 171         $ 150
=============================================================================


12. ACCRUED LIABILITIES
--------------------------------------------------------------------------------

(in millions)                                              2000          1999
-----------------------------------------------------------------------------
Incentive bonuses                                         $  44         $  11
Other payroll and related costs                              41            37
Taxes other than income taxes                                17            26
Income taxes payable                                         16            20
Store closings and real estate related costs                 17            11
Pension and postretirement benefits                           9            10
7% debentures purchased, not settled                         --            21
Deferred taxes                                               --             9
Other operating costs                                        78            92
-----------------------------------------------------------------------------
                                                          $ 222         $ 237
=============================================================================


13. SHORT-TERM DEBT
--------------------------------------------------------------------------------

(in millions)                                              2000          1999
-----------------------------------------------------------------------------
Bank loans                                                $--           $  71
-----------------------------------------------------------------------------
Weighted-average interest rate on year-end balance         --            8.36%
=============================================================================


At February 3, 2001, the Company had unused domestic lines of credit of $281 million, pursuant to a $300 million revolving credit agreement, which also provided for $19 million outstanding standby letters of credit. In addition, unused trade letter of credit facilities totaled $25 million at February 3, 2001. The Company has additional informal agreements with certain banks in the United States and internationally.

     In 1999, the Company amended its revolving credit agreement with several lending institutions, which included the reduction of the facility available for general corporate purposes to $300 million on February 15, 2000. The agreement includes various restrictive covenants with which the Company is in compliance. Interest is determined at the time of borrowing based on variable rates and up-front fees paid under the agreement are amortized over the life of the facility on a pro-rata basis. In addition, the Company paid quarterly facility fees of 0.75 percent based on the Company's 2000 credit ratings. The facility will expire in April 2002.

14. LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES
--------------------------------------------------------------------------------
     Following is a summary of long-term debt and obligations under capital leases:

(in millions)                               2000        1999
------------------------------------------------------------
7.0% debentures payable 2000                $--         $100
8.5% debentures payable 2022                 200         200
6.98% medium-term notes payable 2001          50          50
7.0% medium-term notes payable 2002           40          40
------------------------------------------------------------
Total long-term debt                         290         390
Obligations under capital leases              23          28
------------------------------------------------------------
                                             313         418
Less: Current portion                         54         106
------------------------------------------------------------
                                            $259        $312
============================================================


Maturities of long-term debt and minimum rent payments under capital leases in future periods are:

                               LONG-TERM     CAPITAL
   (in millions)                 DEBT         LEASES     TOTAL
--------------------------------------------------------------
2001                             $ 50        $  5        $ 55
2002                               40           3          43
2003                               --           1           1
2004                               --          --          --
2005                               --          --          --
Thereafter                        200          15         215
-------------------------------------------------------------
                                  290          24         314
Less: Imputed interest                          1           1
      Current portion              50           4          54
-------------------------------------------------------------
                                 $240        $ 19        $259
=============================================================

15. LEASES
--------------------------------------------------------------------------------
The Company is obligated under capital and operating leases for a major portion of its store properties. Some of the store leases contain purchase or renewal options with varying terms and conditions. Management expects that in the normal course of business, expiring leases will generally be renewed or, upon making a decision to relocate, replaced by leases on other premises. Operating lease periods generally range from 5 to 10 years. Certain leases provide for additional rent payments based on a percentage of store sales. The present value of operating leases is discounted using various interest rates ranging from 6 percent to 13 percent.

Rent expense consists of the following:

(in millions)                          2000         1999         1998
---------------------------------------------------------------------
Rent                                  $ 464         $510        $ 484
Contingent rent based on sales           12            9           11
Sublease income                          (1)         --            (7)
---------------------------------------------------------------------
Total rent expense                    $ 475         $519        $ 488
=====================================================================


Future minimum lease payments under non-cancelable operating leases are:

(in millions)
----------------------------------------------------------
2001                                                $  326
2002                                                   295
2003                                                   259
2004                                                   225
2005                                                   197
Thereafter                                             605
----------------------------------------------------------
Total operating lease commitments                   $1,907
==========================================================
Present value of operating lease commitments        $1,374
==========================================================


16. OTHER LIABILITIES
--------------------------------------------------------------------------------

(in millions)                                   2000        1999
----------------------------------------------------------------
Other postretirement benefits                   $162        $173
Reserve for discontinued operations               76          36
Pension benefits                                  24          25
Deferred taxes                                     8          --
Repositioning and restructuring reserves           4           5
Other                                             57          45
----------------------------------------------------------------
                                                $331        $284
================================================================

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
--------------------------------------------------------------------------------
FOREIGN EXCHANGE RISK MANAGEMENT

The Company enters into forward foreign exchange and option contracts to reduce the effect of fluctuations in currency exchange rates. The Company primarily enters into contracts in order to hedge the foreign currency risk associated with future cash flows arising from inventory purchases and short-term intercompany transactions. Determination of hedge activity is based upon market conditions, magnitude of inventory commitments and perceived risks. All contracts mature within one year. At February 3, 2001 and January 29, 2000, the Company had outstanding foreign exchange contracts with an aggregate notional value of $41 million and $68 million, respectively, for inventory purchases, and $33 million and $67 million, respectively, for intercompany transactions. The carrying values of these contracts did not differ materially from their fair values.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of long-term debt was $290 million and $233 million, respectively, at February 3, 2001, and $390 million and $311 million, respectively, at January 29, 2000. The carrying value and estimated fair value of long-term investments and notes receivable was $23 million and $19 million, respectively, at February 3, 2001, and $23 million and $17 million, respectively, at January 29, 2000. The carrying values of all other financial instruments approximate their fair values.

CREDIT RISK

Credit risk of derivative instruments is considered minimal, as management closely monitors the financial condition of the counterparties to the contracts, which are financial institutions with credit ratings of A- or higher.

BUSINESS RISK

The retailing business is highly competitive. Price, quality and selection of merchandise, reputation, store location, advertising and customer service are important competitive factors in the Company's business. The Company purchases merchandise from hundreds of vendors worldwide. The Company purchased approximately 49.0 percent of its 2000 merchandise from one major vendor. The Company considers vendor relations to be satisfactory.

18. INCOME TAXES
--------------------------------------------------------------------------------
Following are the domestic and international components of pre-tax income (loss) from continuing operations:

(in millions)                      2000       1999        1998
---------------------------------------------------------------
Domestic                           $136        $72        $ 13
International                        40         25         (27)
---------------------------------------------------------------
Total pre-tax income (loss)        $176        $97        $(14)
===============================================================

The income tax provision (benefit) consists of the following:

(in millions)                               2000         1999         1998
---------------------------------------------------------------------------
CURRENT:
  Federal                                   $ 22         $ 28         $(58)
  State and local                              9            5           (1)
  International                               17            5          --
---------------------------------------------------------------------------
Total current tax provision (benefit)         48           38          (59)
---------------------------------------------------------------------------
DEFERRED:
  Federal                                     18           (7)          29
  State and local                             (2)          (5)           2
  International                                5           12          --
---------------------------------------------------------------------------
Total deferred tax provision                  21          --            31
---------------------------------------------------------------------------
Total income tax provision (benefit)        $ 69         $ 38         $(28)
===========================================================================

Provision has been made in the accompanying Consolidated Statements of Operations for additional income taxes applicable to dividends received or expected to be received from international subsidiaries. The amount of unremitted earnings of international subsidiaries, for which no such tax is provided and which is considered to be permanently reinvested in the subsidiaries, totaled $276 million at February 3, 2001.

A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pre-tax income (loss) from continuing operations is as follows:

                                                      2000             1999                   1998
---------------------------------------------------------------------------------------------------
Federal statutory income tax rate                     35.0%            35.0%                 (35.0)%
State and local income taxes, net of
  federal tax benefit                                  3.0              --                     --
International income taxed at varying rates           12.0              3.3                   41.0
Foreign tax credit utilization                       (15.0)            (1.2)                (358.6)
Increase in valuation allowance                        3.0              1.2                    --
Gain on surrender of company-owned
  life insurance                                       --               --                   136.7
Goodwill amortization                                  2.0              3.1                   20.8
Basis differential on disposition of
  foreign assets                                       --              (5.8)                    --
Targeted jobs credit                                  (2.0)             --                      --
Other, net                                             1.0              3.4                   (4.9)
---------------------------------------------------------------------------------------------------
Effective income tax rate                             39.0%            39.0%                (200.0)%
===================================================================================================


Items that gave rise to significant portions of the deferred tax accounts are as follows:

(in millions)                                      2000          1999
---------------------------------------------------------------------
DEFERRED TAX ASSETS:
  Tax loss/credit carryforwards                   $ 152         $ 197
  Employee benefits                                  74            74
  Reserve for discontinued operations               124            76
  Repositioning and restructuring reserves           41            37
  Property and equipment                            110           104
  Other                                            --               5
---------------------------------------------------------------------
Total deferred tax assets                           501           493
  Valuation allowance                              (220)         (133)
---------------------------------------------------------------------
    Total deferred tax assets, net                  281           360
---------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
  Inventories                                        20            21
  Other                                               4            --
---------------------------------------------------------------------
Total deferred tax liabilities                       24            21
---------------------------------------------------------------------
Net deferred tax asset                            $ 257         $ 339
=====================================================================
BALANCE SHEET CAPTION REPORTED IN:
  Deferred taxes                                  $ 234         $ 317
  Other current assets                               31            31
  Other liabilities                                  (8)           --
  Accrued liabilities                                --            (9)
---------------------------------------------------------------------
                                                  $ 257         $ 339
=====================================================================

As of February 3, 2001, the Company had a valuation allowance of $220 million to reduce its deferred tax assets to an amount that is more likely than not to be realized. The valuation allowance primarily relates to the deferred tax assets arising from state tax loss carryforwards of certain domestic operations, tax loss carryforwards of certain foreign operations, foreign tax credit carryforwards and capital loss carryforwards of the Canadian operations, unclaimed Canadian tax depreciation, as well as other discontinued operations. The net change in the total valuation allowance for the year ended February 3, 2001, was principally due to the discontinued operations of the Northern Group and potential expiration of excess foreign tax credits from prior periods.

     Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances at February 3, 2001. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

     At February 3, 2001, the Company had international operating loss carryforwards of approximately $70 million. Those expiring between 2001 and 2008 are $56 million and those that do not expire are $14 million. The Company has state net operating loss carryforwards with a potential tax benefit of $46 million, which principally relates to the 16 states where the Company does not file a combined return. These loss carryforwards expire between 2001 and 2020. Foreign tax credits of approximately $63 million expiring between 2002 and 2003 are also available to the Company. The Company has U.S. Federal alternative minimum tax credits of approximately $11 million, which do not expire.

19. RETIREMENT PLANS AND OTHER BENEFITS
--------------------------------------------------------------------------------
PENSION AND OTHER POSTRETIREMENT PLANS

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

     The following tables set forth the plans' changes in benefit obligations and plan assets, funded status and amounts recognized in the Consolidated Balance Sheets:

                                                                         POSTRETIREMENT
                                              PENSION BENEFITS              BENEFITS
------------------------------------------------------------------------------------------
 (in millions)                              2000          1999          2000          1999
------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION
  Benefit obligation at beginning
    of year                                $ 662         $ 739         $  67         $  75
  Service cost                                 8             7            --            --
  Interest cost                               49            48             4             5
  Plan participants' contributions            --            --             6             5
  Actuarial (gain) loss                       10           (62)           (8)           (5)
  Foreign currency
    translation adjustments                   (3)            5            --            --
  Benefits paid                              (79)          (73)          (12)          (13)
  Dispositions                                --            (3)           --            --
  Curtailment                                 --             1            --            --
------------------------------------------------------------------------------------------
  Benefit obligation at end of year        $ 647         $ 662         $  57         $  67
==========================================================================================
CHANGE IN PLAN ASSETS
  Fair value of plan assets at
    beginning of year                      $ 662         $ 622
  Actual return on plan assets                25            80
  Employer contribution                        7            33
  Foreign currency
    translation adjustments                   (3)            4
  Benefits paid                              (79)          (73)
  Dispositions                                --            (4)
------------------------------------------------------------------------------------------
  Fair value of plan assets at
    end of year                            $ 612         $ 662
==========================================================================================
FUNDED STATUS
  Funded status                            $ (35)        $  --         $ (57)        $ (67)
  Unrecognized prior service cost              6             7            --            --
  Unrecognized net (gain) loss                59            13          (112)         (114)
------------------------------------------------------------------------------------------
  Prepaid asset (accrued liability)        $  30         $  20         $(169)        $(181)
==========================================================================================
BALANCE SHEET CAPTION REPORTED IN:
  Other assets                             $  56         $  43         $  --         $  --
  Other liabilities                          (24)          (25)         (162)         (173)
  Accrued liabilities                         (2)           (2)           (7)           (8)
  Accumulated other
    comprehensive income, pre-tax             --             4            --            --
------------------------------------------------------------------------------------------
                                           $  30         $  20         $(169)        $(181)
==========================================================================================


As of February 3, 2001, the projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets were $24 million and $22 million, respectively. As of January 29, 2000, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $110 million, $107 million and $85 million, respectively.

     The discontinuance of the Northern Group in the fourth quarter of 2000 had no impact on the accumulated pension and postretirement obligations as of February 3, 2001. In 1999, the Company disposed of the Australian pension plan in connection with the public offering of its holding in Colorado Group and incurred a curtailment loss of $1 million related to disposed formats in Canada.

PRINCIPAL ASSUMPTIONS

                                                                    PENSION BENEFITS                    POSTRETIREMENT BENEFITS
                                                          -------------------------------------------------------------------------
                                                           2000          1999          1998         2000         1999         1998
-----------------------------------------------------------------------------------------------------------------------------------
Weighted-average discount rate                             7.44%         7.93%         6.71%         7.50%        8.00%        6.75%
Weighted-average rate of compensation increase             4.95%         4.89%         4.71%         5.00%        5.00%        5.00%
Weighted-average long-term rate of return on assets       10.37%         9.87%         9.87%
-----------------------------------------------------------------------------------------------------------------------------------


The components of net benefit expense (income) are:

                                                                    PENSION BENEFITS                    POSTRETIREMENT BENEFITS
                                                          -------------------------------------------------------------------------
(in millions)                                              2000          1999          1998         2000         1999         1998
-----------------------------------------------------------------------------------------------------------------------------------
Service cost                                               $  8          $  7          $  8          $--          $--          $--
Interest cost                                                49            48            50            4            5            5
Expected return on plan assets                              (61)          (57)          (53)          --           --           --
Amortization of net asset at transition                      --            (1)           (9)          --           --           --
Amortization of prior service cost                            1             1             3           --           --           --
Amortization of net (gain) loss                              (1)            2             3           (9)          (9)          (9)
-----------------------------------------------------------------------------------------------------------------------------------
Net benefit expense (income)                               $ (4)         $ --          $  2          $(5)         $(4)         $(4)
-----------------------------------------------------------------------------------------------------------------------------------


In the fourth quarter of 1999, the Company changed the method for calculating the market-related value of plan assets for the U.S. qualified retirement plan used in determining the return on plan assets component of net pension expense and the accumulated unrecognized net loss subject to amortization. Under the previous accounting method, equity assets were valued based on a five-year moving average of investment gains and losses. Under the new method, equities are valued based on either a five-year or a three-year moving average of investment gains and losses, whichever value is closer to market value in each plan year. Under both new and previous methods, non-equity assets are valued at market value, and only the accumulated net loss, which exceeds ten percent of the greater of the projected benefit obligation or the market-related value of plan assets is subject to amortization. The Company believes the new method is preferable because it results in calculated plan asset values that more closely approximate fair value, while still mitigating the impact of annual market-value fluctuations. This change resulted in a non-cash benefit in 1999 of approximately $14 million before-tax, or $0.06 per diluted share, representing the cumulative effect of the accounting change related to years prior to 1999. The change was accounted for as if it had occurred at the beginning of the first quarter of 1999. The impact of the change resulted in lower pension expense in 1999 of $4.5 million before-tax, or $0.02 per diluted share as follows; $0.8 million in each of the first and second quarters; $1.8 million in the third quarter and $1.1 million in the fourth quarter. Had this change been applied retroactively, pension expense would have been reduced by approximately $1 million in 1998.

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

     For measurement purposes, an 8.0 percent increase in the cost of covered health care benefits was assumed for 2000, as compared with 8.4 percent in 1999. For 2001, a 15.0 percent increase was assumed, which increased the accumulated postretirement benefit obligation by approximately $6 million at February 3, 2001. The rate was assumed to decline gradually to 5.0 percent in 2008 and remain at that level thereafter. A 1.0 percent increase in the health care cost trend rate would increase the 2000 accumulated postretirement benefit obligation by $2.6 million and decrease the 2000 income by $0.2 million. A 1.0 percent decrease in the health care cost trend rate would decrease the 2000 accumulated postretirement benefit obligation by $2.3 million and increase the 2000 income by $0.2 million. In 2000, increases in age-related healthcare costs of approximately 4.0 percent up to age 65 and approximately flat thereafter, were assumed as compared with a flat 3.0 percent in 1999. The impact of this change on the accumulated postretirement benefit obligation at February 3, 2001 was a decrease of approximately $6 million.

401(k) PLAN

The Company has a qualified 401(k) savings plan available to full-time employees who meet the plan's eligibility requirements. This savings plan allows eligible employees to contribute up to 15 percent of their compensation on a pre-tax basis. The Company matches 25 percent of the first 4 percent of the employees' contributions with Company stock. Such matching Company contributions are vested incrementally over 5 years. The charge to operations for the Company's matching contribution was $1.2 million, $0.9 million and $1.4 million in 2000, 1999 and 1998, respectively.

20. STOCK PLANS
--------------------------------------------------------------------------------
Under the Company's 1998 Stock Option and Award Plan (the "1998 Plan"), options to purchase shares of common stock may be granted to officers and key employees at not less than the market price on the date of grant. Under the plan, the Company may grant officers and other key employees, including those at the subsidiary level, stock options, stock appreciation rights (SARs), restricted stock or other stock-based awards. Unless a longer period is established at the time of the option grant, up to one-half of each stock option grant may be exercised on each of the first two anniversary dates of the date of grant. Generally, for stock options granted beginning in 1996, one-third of each stock option grant becomes exercisable on each of the first three anniversary dates of the date of grant. The options terminate up to 10 years from the date of grant. During the year, the Company's shareholders approved an amendment to the 1998 Plan that provided for awards of up to 12,000,000 shares of the Company's common stock. The number of shares reserved for issuance as restricted stock and other stock-based awards, as amended, cannot exceed 3,000,000 shares.

     In addition, options to purchase shares of common stock remain outstanding under the Company's 1995 and 1986 Stock Option Plans. The 1995 Stock Option and Award Plan (the "1995 Plan") is substantially the same as the 1998 Plan. The number of shares authorized for awards under the 1995 Plan is 6,000,000 shares. The number of shares reserved for issuance as restricted stock under the 1995 Plan is limited to 1,500,000 shares. Options granted under the 1986 Stock Option Plan (the "1986 Plan") generally become exercisable in two equal installments on the first and the second anniversaries of the date of grant. No further options may be granted under the 1986 Plan.

     In 1996, the Company established the Directors' Stock Plan (the "Directors' Plan"). Under the Directors' Plan, non-employee directors receive 50 percent of their annual retainer in shares of common stock and may elect to receive up to 100 percent of their retainer in common stock. The maximum number of shares of common stock that may be issued under the Directors' Plan is 250,000 shares. During the year, the Company's shareholders approved the Directors' Stock Option Plan (the "Directors' Option Plan"). Under the Directors' Option Plan, non-employee directors receive an annual stock option grant to purchase that number of shares of common stock having a value equal to $50,000 on the date of grant. Options are granted under the Directors' Option Plan at an exercise price equal to 100 percent of the market price at the date of the grant. Options are exercisable in three equal installments commencing on the first anniversary of the date of grant. An aggregate of 100,000 shares is available for issuance under the Directors' Option Plan.


     Under the Company's 1994 Stock Purchase Plan, participating employees may contribute up to 10 percent of their annual compensation to acquire shares of common stock at 85 percent of the lower market price on one of two specified dates in each plan year. Of the 8,000,000 shares of common stock authorized for purchase under the 1994 plan, 570 participating employees purchased 113,341 shares in 2000. To date, a total of 1,037,259 shares have been purchased under the 1994 Stock Purchase Plan.

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

     The Financial Accounting Standards Board issued SFAS No. 123, which requires disclosure of the impact on earnings per share if the fair value method of accounting for stock-based compensation is applied for companies electing to continue to account for stock-based plans under APB No. 25. Accounting for the Company's grants for stock-based compensation during the three-year period ended February 3, 2001, in accordance with the fair value method provisions of SFAS No. 123 would have resulted in the following:

(in millions, except per share amounts)           2000             1999            1998
-----------------------------------------------------------------------------------------
Net income (loss):
  As reported                                  $   (240)        $     48        $   (136)
  Pro forma                                    $   (243)        $     43        $   (142)
Basic earnings per share:
  As reported                                  $  (1.74)        $   0.35        $  (1.00)
  Pro forma                                    $  (1.76)        $   0.31        $  (1.05)
Diluted earnings per share:
  As reported                                  $  (1.73)        $   0.35        $  (1.00)
  Pro forma                                    $  (1.75)        $   0.31        $  (1.05)
-----------------------------------------------------------------------------------------

The fair values of the Company's various stock option and purchase plans were estimated at the grant date using a Black-Scholes option pricing model.

                                                            STOCK OPTION PLANS                      STOCK PURCHASE PLAN
                                                 -----------------------------------------------------------------------------
                                                    2000          1999          1998          2000          1999          1998
------------------------------------------------------------------------------------------------------------------------------
Weighted-average risk free rate of interest         6.43%         5.31%         4.57%         5.36%         7.12%         4.62%
Expected volatility                                   55%           45%           35%           46%           38%           29%
Weighted-average expected award life             2 years       2 years       2 years      .7 years      .7 years      .7 years
Dividend yield                                        --            --            --            --            --            --
Weighted-average fair value                     $   4.99      $   2.14      $   7.67      $   2.86      $   2.80      $   1.80
------------------------------------------------------------------------------------------------------------------------------


The information set forth in the following table covers options granted under the Company's stock option plans:

                                                             2000                   1999                    1998
                                                     --------------------------------------------------------------------
                                                                  WEIGHTED-              WEIGHTED-              WEIGHTED-
                                                     NUMBER      AVERAGE      NUMBER     AVERAGE      NUMBER     AVERAGE
                                                       OF         EXERCISE      OF        EXERCISE      OF       EXERCISE
   (in thousands, except prices per share)           SHARES        PRICE      SHARES       PRICE      SHARES       PRICE
--------------------------------------------------------------------------------------------------------------------------
Options outstanding at beginning of year              9,923     $   15.12      8,057     $   20.93     7,450     $   21.45
Granted                                               2,167     $   10.50      3,739     $    5.17     2,537     $   21.89
Exercised                                               811     $    5.17        --      $      --       260     $   16.83
Expired or canceled                                   3,583     $   15.93      1,873     $   20.23     1,670     $   25.39
--------------------------------------------------------------------------------------------------------------------------
Options outstanding at end of year                    7,696     $   14.49      9,923     $   15.12     8,057     $   20.93
==========================================================================================================================
Options exercisable at end of year                    4,047     $   18.78      4,837     $   19.95     4,429     $   20.86
--------------------------------------------------------------------------------------------------------------------------
Options available for future grant at end of year     8,652                    2,220                   6,131
==========================================================================================================================


The following table summarizes information about stock options outstanding and exercisable at February 3, 2001:


                                                         OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                                ------------------------------------   ---------------------
                                                           WEIGHTED-
                                                            AVERAGE       WEIGHTED-                  WEIGHTED-
                                                             REMAINING     AVERAGE                    AVERAGE
RANGE OF EXERCISE PRICE                                    CONTRACTUAL    EXERCISE                   EXERCISE
 (in thousands, except prices per share)        SHARES       LIFE          PRICE         SHARES        PRICE
------------------------------------------------------------------------------------------------------------
$ 4.53 to $ 6.97                                 1,968       8.3         $ 5.20            485        $ 5.18
$ 7.00 to $11.31                                 2,091       8.9          10.71            266          9.11
$11.97 to $22.19                                 2,117       5.4          18.20          2,046         18.34
$22.41 to $34.25                                 1,520       5.1          26.55          1,250         26.83
------------------------------------------------------------------------------------------------------------
$ 4.53 to $34.25                                 7,696       7.0         $14.49          4,047        $18.78
============================================================================================================

21. RESTRICTED STOCK
--------------------------------------------------------------------------------
During the year, an officer of the Company was granted 100,000 restricted shares of common stock. At various dates in 1999, the Company awarded 1,255,000 restricted shares of common stock to certain of its officers and key employees and in 1998, 60,000 restricted shares of common stock were granted to a key employee. The market values of the shares at the date of grant amounted to $0.6 million, $8.4 million and $0.6 million, respectively, and are recorded within shareholders' equity. These awards fully vest after the passage of a restriction period, generally three to five years. Some awards are subject to early vesting if certain performance targets are met. The market values are being amortized as compensation expense over the related vesting periods. During 2000 and 1999, 311,667 and 185,000 restricted shares were forfeited, respectively. The compensation expense was $2.2 million, $2.7 million and $0.3 million in 2000, 1999 and 1998, respectively.

22. SHAREHOLDER RIGHTS PLAN
--------------------------------------------------------------------------------
Effective April 14, 1998, the Company issued one right for each outstanding share of common stock. Each right entitles a shareholder to purchase one two-hundredth of a share of Series B Participating Preferred Stock at an exercise price of $100, subject to adjustment. Generally, the rights become exercisable only if a person or group of affiliated or associated persons (i) becomes an "Interested Shareholder" as defined in Section 912 of the New York Business Corporation Law (an "Acquiring Person") or (ii) announces a tender or exchange offer that results in that person or group becoming an Acquiring Person, other than pursuant to an offer for all outstanding shares of the common stock of the Company which the Board of Directors determines not to be inadequate and to otherwise be in the best interests of, the Company and its shareholders. The Company will be able to redeem the rights at $0.01 per right at any time during the period prior to the 10th business day following the date a person or group becomes an Acquiring Person. The plan also has a qualifying offer provision.

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

23. LEGAL PROCEEDINGS
--------------------------------------------------------------------------------
The only legal proceedings pending against the Company or its consolidated subsidiaries consist of ordinary, routine litigation, including administrative proceedings, incident to the businesses of the Company, as well as litigation incident to the sale and disposition of businesses that have occurred in the past several years. Management does not believe that the outcome of such proceedings will have a significant effect on the Company's consolidated financial position, liquidity, or results of operations.

24. COMMITMENTS
--------------------------------------------------------------------------------
In connection with the sale of various businesses, the Company guarantees the payment of lease commitments transferred to third parties pursuant to those sales. The Company is also operating certain stores for which lease agreements are in the process of being negotiated with landlords. Although there is no contractual commitment to make these contingent payments, it is likely that a final contract will be executed. Management believes that the resolution of such contingencies will not significantly affect the Company's consolidated financial position, liquidity, or results of operations.

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

     At February 3, 2001, the Company had 32,398 shareholders of record owning 138,490,935 common shares.

     Market prices for the Company's common stock were as follows:

                               2000                       1999
                    --------------------------------------------------
                        HIGH         LOW            HIGH           LOW
----------------------------------------------------------------------
COMMON STOCK
QUARTER
1st Q               $   12.25     $    5.00     $   11.50     $   3.19
2nd Q                   14.75          9.88         12.00         8.38
3rd Q                   16.50         11.31         10.75         6.50
4th Q                   16.75          9.75          8.19         5.88
======================================================================

26. QUARTERLY RESULTS (UNAUDITED)
--------------------------------------------------------------------------------

(in millions, except per share amounts)                     1st Q            2nd Q         3rd Q           4th Q         Year
------------------------------------------------------------------------------------------------------------------------------
SALES
2000                                                     $   1,044             971         1,085          1,256          4,356
1999                                                     $   1,016             981         1,087          1,179          4,263
GROSS MARGIN(a)
2000                                                     $     311             279           334            385          1,309
1999                                                     $     282             251           302            329          1,164
OPERATING PROFIT (LOSS)(b)
2000                                                     $      52              39            71             98            260
1999                                                     $      20             (57)           31            197            191
INCOME (LOSS) FROM CONTINUING OPERATIONS
2000                                                     $      23              13            29             42            107
1999                                                     $    --               (36)            8             87             59
NET INCOME (LOSS)
2000                                                     $      13              10            25           (288)          (240)
1999                                                     $      (3)            (30)            8             73             48
BASIC EARNINGS PER SHARE:
2000
  Income (loss) from continuing operations               $    0.17            0.09          0.21           0.31           0.78
  Loss from discontinued operations(e)                   $   (0.06)          (0.02)        (0.03)         (2.39)         (2.51)
  Cumulative effect of accounting change(c)              $   (0.01)           --            --             --            (0.01)
  Net income (loss)(e)                                   $    0.10            0.07          0.18          (2.08)         (1.74)
1999
  Income (loss) from continuing operations               $    --             (0.26)         0.06           0.63           0.43
  Income (loss) from discontinued operations             $   (0.08)           0.04          --            (0.10)         (0.14)
  Cumulative effect of accounting change(d)              $    0.06            --            --             --             0.06
  Net income (loss)                                      $   (0.02)          (0.22)         0.06           0.53           0.35
DILUTED EARNINGS PER SHARE:
2000
  Income (loss) from continuing operations(e)            $    0.17            0.09          0.21           0.31           0.77
  Loss from discontinued operations(e)                   $   (0.06)          (0.02)        (0.03)         (2.37)         (2.49)
  Cumulative effect of accounting change(c)              $   (0.01)           --            --             --            (0.01)
  Net income (loss)(e)                                   $    0.10            0.07          0.18          (2.06)         (1.73)
1999
  Income (loss) from continuing operations               $    --             (0.26)         0.06           0.63           0.43
  Income (loss) from discontinued operations             $   (0.08)           0.04          --            (0.10)         (0.14)
  Cumulative effect of accounting change(d)              $    0.06            --            --             --             0.06
  Net income (loss)                                      $   (0.02)          (0.22)         0.06           0.53           0.35
==============================================================================================================================

(a)  Gross margin represents sales less cost of sales.

(b) Operating profit (loss) represents income (loss) before income taxes, interest expense, corporate expense and corporate gains on real estate.

(c) Reflects change in method of accounting for layaway sales (see note 1). 2000 quarterly information has been restated.

(d) Reflects change in method for calculating the market-related value of pension plan assets (see note 19). 1999 quarterly information has been restated.

(e) Net income (loss) per share is computed independently for each of the periods presented. Accordingly, the sum of the quarterly net income (loss) per share amounts does not equal the total for the year in 2000.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA


The selected financial data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and other information contained elsewhere in this report. All selected financial data has been restated for discontinued operations, except for return on average investment ("ROI").

($ in millions, except per share amounts)                         2000          1999            1998         1997         1996
-------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF CONTINUING OPERATIONS
Sales                                                           $ 4,356         4,263           4,161        4,177        4,079
Gross margin                                                      1,309         1,164(1)        1,131        1,343        1,354
Selling, general and administrative expenses                        975           985           1,062          916          898
Restructuring charges                                                 1            85            --           --           --
Depreciation and amortization                                       151           169             139          112          103
Interest expense, net                                                22            51              44           35           47
Other income                                                        (16)         (223)           (100)          (9)          (3)
Income from continuing operations                                   107            59              14          185          185
Cumulative effect of accounting change(2)                            (1)            8            --           --           --
Basic earnings per share from continuing operations                0.78          0.43            0.10         1.37         1.39
Basic earnings per share from cumulative effect of
  accounting change                                               (0.01)         0.06            --           --           --
Diluted earnings per share from continuing operations              0.77          0.43            0.10         1.36         1.38
Diluted earnings per share from cumulative effect of
  accounting change                                               (0.01)         0.06            --           --           --
Preferred stock dividends declared                                 --            --              --           --           1.10
Weighted-average common shares outstanding (in millions)          137.9         137.2           135.4        134.6        133.5
Weighted-average common shares outstanding
  assuming dilution (in millions)                                 139.1         138.2           135.9        135.8        134.3
===============================================================================================================================
FINANCIAL CONDITION
Cash and cash equivalents                                       $   109           162             193           81          197
Merchandise inventories                                             730           697             786          703          576
Property and equipment, net                                         684           754             906          557          427
Total assets                                                      2,232         2,477           2,839        2,763        2,774
Short-term debt                                                    --              71             250         --           --
Long-term debt and obligations under capital leases                 313           418             517          527          519
Total shareholders' equity                                        1,013         1,139           1,038        1,271        1,334
===============================================================================================================================
FINANCIAL RATIOS
Return on equity (ROE)                                             10.0%          5.4             1.2         14.2         14.4
Return on average investment (ROI)                                  6.4%          3.7             2.7          8.3          6.9
Operating profit as a percentage of sales                           6.0%          4.5             0.9          9.0         10.2
Income from continuing operations as a percentage of sales          2.5%          1.4             0.3          4.4          4.5
Net debt/ total capitalization percent(3)                          60.9%         61.2            67.6         58.9         55.8
Net debt/ total capitalization percent (without
  present value of operating leases)(3)                            16.8%         22.3            35.6         26.0         19.4
Current ratio                                                       1.6           1.5             1.4          2.8          3.9
===============================================================================================================================
Capital Expenditures                                            $    94           152             512          226           76
Number of stores at year end                                      3,752         3,953           5,062        4,881        4,767
Total selling square footage at year end (in millions)             8.09          8.40            9.41         7.58         6.75
===============================================================================================================================


(1) Includes a restructuring charge of $11 million related to inventory markdowns.

(2)  2000 reflects change in method of accounting for layaway sales (see note
     1). 1999 reflects change in method for calculating the market-related value of pension plan assets (see note 19).

(3)  Represents total debt, net of cash and cash equivalents.

Board of Directors


J. CARTER BACOT (1),(4),(6)
Chairman of the Board

MATTHEW D. SERRA (5)
President and
Chief Executive Officer

PURDY CRAWFORD (1),(2),(3)
Chairman of the Board
AT&T Canada

PHILIP H. GEIER JR. (1),(3)
Retired Chairman of the
Board and Chief
Executive Officer
Interpublic Group of
Companies, Inc.

JAROBIN GILBERT JR. (1),(2),(4)
President and Chief
Executive Officer
DBSS Group, Inc.

JAMES E. PRESTON (1),(3),(4),(6)
Retired Chairman of the Board
and Chief Executive Officer
Avon Products, Inc.

DAVID Y. SCHWARTZ (1),(2),(6)
Independent Business Advisor
and Consultant

CHRISTOPHER A. SINCLAIR (1),(3),(6)
Managing Director
Manticore Group LLC

CHERYL TURPIN (1),(3)
Retired President and
Chief Executive Officer
The Limited Stores, Inc.

DONA D. YOUNG (1),(4)
President and Chief
Operating Officer
Phoenix Home Life Mutual
Insurance Company


1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Compensation and Management Resources Committee
4 Member of Nominating and Corporate Governance Committee
5 Member of Retirement Plan Committee
6 Member of Finance and Strategic Planning Committee



Corporate Officers


J. CARTER BACOT
Chairman of the Board

MATTHEW D. SERRA
President and
Chief Executive Officer


SENIOR VICE PRESIDENTS

GARY M. BAHLER
General Counsel
and Secretary

JEFFREY L. BERK
Real Estate

BRUCE L. HARTMAN
Chief Financial Officer

DENNIS M. LEE
Human Resources and
Logistics


VICE PRESIDENTS

JOSEPH N. BONGIORNO
Logistics

GARY H. BROWN
Real Property

PETER D. BROWN
Investor Relations and
Corporate Development

JOHN H. CANNON
Treasurer

PETER M. CUPPS
Corporate Shared Services

ROBERT W. MCHUGH
Chief Accounting Officer

PATRICIA A. PECK
Human Resources

LAUREN B. PETERS
Planning



Corporate Information


CORPORATE HEADQUARTERS
112 West 34th Street
New York, New York 10120
(212) 720-3700

TRANSFER AGENT AND REGISTRAR
First Chicago Trust Company
of New York, a division of EquiServe
P.O. Box 2500
Jersey City, New Jersey 07303-2500
(800) 519-3111

INDEPENDENT AUDITORS
KPMG LLP
345 Park Avenue
New York, New York 10154
(212) 758-9700

FORM 10-K
A copy of the Venator Group, Inc. 2000 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available, without charge, by request to the Investor Relations Department at the Corporate Headquarters.

INVESTOR INFORMATION
Investor inquiries should be directed to the Investor Relations Department at
(212) 720-4600.

WORLD WIDE WEB SITE
Our website at www.venatorgroup.com offers information about our Company, as well as online versions of our Annual Report, SEC reports, quarterly results and press releases.



Venator Group, Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs Sports, footlocker.com, Eastbay, The San Francisco Music Box Company, Actra, Colorado, Going to the Game! and Team Edition service marks and trademarks are owned by Venator Group, Inc. or its affiliates.

[VENATOR GROUP LOGO]


VENATOR GROUP, INC.
112 WEST 34TH STREET
NEW YORK, NY 10120