Form 10-K, Exhibit 13
period 2003-02-01
FOOT LOCKER INC
filed 2003-05-19
CIK 850209

                                                                      EXHIBIT 13

                                                              2002 Annual Report

                                FOOT LOCKER, INC.

                                                     Growing Our Global Presence

[PHOTO OF BASKET BALL]

ABOUT THE COMPANY

Foot Locker, Inc. (NYSE: FL) is the world's leading retailer of athletic footwear and apparel. Headquartered in New York City, it operates approximately 3,600 athletic retail stores in 14 countries in North America, Europe and Australia under the brand names Foot Locker, Lady Foot Locker, Kids Foot Locker and Champs Sports.

Additionally, the Company's Footlocker.com/Eastbay business operates a rapidly growing Direct-to-Customers business offering athletic footwear, apparel and equipment through its Internet and catalog channels.

FINANCIAL HIGHLIGHTS

(Millions, except per share amounts)      2002     2001     2000
-----------------------------------------------------------------
Sales                                    $4,509   $4,379   $4,356

Total operating profit                   $  269   $  198   $  181

Income from continuing operations        $  162   $  111   $  107

Diluted EPS from continuing operations   $ 1.10   $ 0.77   $ 0.77

Debt, net of cash                        $   --   $  184   $  204

TABLE OF CONTENTS

2          Shareholders' Letter

6          Business Overview

7          Our Global Presence

8          Our Brand Presence

12         Our European Presence

14         Our Marketing Presence

16         Our Direct-to-Customers Presence

17         Financial Contents

52         Board of Directors, Corporate Officers,
           Corporate Information

                           GROWING OUR GLOBAL PRESENCE

Athletic Stores Sales Per
Average Gross Square Foot
(dollars)

00                          $301
01                          $306
02                          $316

ROE

00                          10.0%
01                          11.1%
02                          15.4%

Income from
Continuing Operations
(millions)

00                          $107
01                          $111
02                          $162

Debt, Net of Cash
(millions)

00                          $204
01                          $184
02                          $ --

[PHOTO OF CAP]

SHAREHOLDERS' LETTER

Several strategic initiatives were designed to increase shareholder value.

Over the past three years, we have forged ahead with our efforts to build shareholder value by completing our repositioning to a pure-play athletic retail business while embedding - throughout our organization - a renewed focus on the strategic discipline and operational fundamentals upon which our athletic footwear and apparel business was first built. Towards these ends, we have implemented several strategic initiatives, including developing private-label merchandise offerings, creating a multi-dimensional real estate program, launching an integrated Internet channel, refining our infrastructure to be more cost-efficient and completing the divestitures of all non-athletic businesses. The successful implementation of these initiatives has contributed to our significantly improved profitability, strong cash flow and solid balance sheet.

Today, Foot Locker, Inc. is well positioned as the leader in the specialty athletic retail industry, both home and abroad, with retail stores successfully operating in the United States, Europe, Canada and Australia. The ability to operate profitably in international markets provides our Company with geographic diversification and exciting growth opportunities. Another area of strength is our Direct-to-Customers business, comprising our industry-leading catalog and Internet channels. Our success is visible in the results we reported in fiscal year 2002.

Looking to the future, we are confident that we will profitably build on our industry-leading position. Significant store growth opportunities have been identified in the United States and the 13 other countries where we have a proven presence, with a particular emphasis in western Europe. We also plan to continue the growth of our highly profitable Direct-to-Customers business. In short, we are moving forward with a focused growth strategy that we expect to carefully implement over the next several years. This growth strategy builds on all that we have accomplished over the past three years, and will continue to be balanced with our ongoing commitment to maintain a strong liquidity position and strengthened balance sheet.

2002 Year in Review

2002 proved to be a very challenging year for the retail industry in most markets in which we operate. Consumer spending remained subdued throughout the year and customer traffic, particularly in United States shopping malls, decreased from prior year levels. We are pleased that, in spite of these economic and retail challenges, we continued to generate earnings growth and strengthen our financial base, thereby providing us with a platform to explore other opportunities to build shareholder value. From increased earnings through top-line sales growth and ongoing expense management, to major progress in reducing debt, net of cash, we continued to meet or exceed our objectives. We also further differentiated our businesses from the competition by maintaining a standard of excellence unparalleled in the athletic retail industry. Highlights include:

- Athletic Stores sales increased 4.0 percent in 2002, reaching $316 per average gross square foot versus $306 last year, reflecting our growing and more productive store base, and strengthening foreign exchange rates versus the U.S. dollar.

[PHOTO OF SHOE]

[PHOTO OF SHOE]

[PHOTO OF T-SHIRTS]

[PHOTO OF SHOE]

[PHOTO OF T-SHIRT]

[PHOTO OF SHOE]

- Sales in our Direct-to-Customers Internet and catalog business grew by 7.1 percent and, more important, operating profit before corporate expense, net grew by 67 percent.

- Income from continuing operations grew 43 percent, to $1.10 per share compared with $0.77 per share last year.

- Debt, net of cash was reduced by $184 million to zero at year end 2002, accomplishing a key objective that the Company established in early 1999.

We are pleased that we increased our earnings per share from continuing operations in each quarter versus the comparable quarter of the prior year. We also continued to strengthen our balance sheet, which remains a high priority for our Company. During 2002, in recognition of our much improved financial results and balance sheet, Standard & Poor's and Moody's Investor Services upgraded our credit ratings to BB+ and Ba2, respectively.

Given the Company's strengthened financial position, our Board of Directors approved a shareholder dividend program in 2002, annualized at $0.12 per share. This program was initiated with a $0.03 per share quarterly payment on January 31, 2003. During 2002, our Board of Directors also authorized a three-year, $50 million share repurchase program to enable the Company to purchase its common stock, from time to time, based on market conditions and other factors.

Our strong cash flow allowed us to continue to increase our store base. During 2002, we opened 157 new stores, concentrating our growth in markets where we had opportunities to strengthen our presence. Europe continues to be our most significant growth opportunity, where we opened 57 stores in 2002, ending the year with 377 total stores. Our new Foot Locker and Champs Sports stores at Times Square in New York City were two of our most exciting projects.

Last year, we also continued to invest in our infrastructure and initiate projects that we expect will benefit our Company in the future. One such project was the expansion of our Footlocker.com/Eastbay distribution center, doubling its capacity to meet the expected needs of this business for the next several years. Another important project was the development of a plan to roll out a new point-of-sale system, beginning in 2003, to our U.S. stores. We are already enjoying the benefits of a similar state-of-the-art system in our European operation.

The Year Ahead

As we enter 2003, Foot Locker, Inc.'s financial and operational position is strong and we fully intend to benefit from our many competitive strengths. These strengths, including our industry leading market share position, global diversification, private-label sourcing capabilities, multiple channels of distribution, and management depth at both the divisional and corporate levels, provide a strong foundation on which our Company can continue to grow.

                                                                                         Gross Square Footage
                                                                                         --------------------        2003
                            February 2,                     Remodeled/   February 1,   Average       Total         Targeted
Store Summary                  2002       Opened   Closed   Relocated       2003         Size    (in thousands)    Openings
---------------------------------------------------------------------------------------------------------------------------
Foot Locker                   1,472         63       58         81          1,477       4,100        6,043            25
Lady Foot Locker                632          1       27         30            606       2,200        1,362            --
Kids Foot Locker                391          1       15          8            377       2,400          912            --
Foot Locker International       521         66        4         39            583       2,800        1,639            60
Champs Sports                   574         26       18         47            582       5,600        3,262            15
---------------------------------------------------------------------------------------------------------------------------
Total                         3,590        157      122        205          3,625       3,600       13,218           100
---------------------------------------------------------------------------------------------------------------------------

Two years ago, we identified three key strategies designed to propel our earnings to higher levels over the next several years. These strategies are to improve the productivity of our existing business, open 1,000 new stores and increase the profitability of our Direct-to-Customers business. Our ongoing success is largely attributable to the successful implementation of these initiatives.

We expect to improve the productivity of our existing business through the continued execution of our diligent expense control process and real estate strategies. During 2003, the Company plans to accelerate its remodel and relocation program, with approximately 500 projects planned, with a significant percentage of the total targeted to our Foot Locker and Lady Foot Locker stores in the United States. Our objective is to increase our sales from $316 to $350 per average gross square foot and our operating profit margin from 6.0 to 8.5 percent of sales over the next several years - two key performance measurements that we use to monitor the improvement in our businesses' productivity.

At the end of 2002, nearly 30 percent of our 1,000 store opening program had been completed. We plan to continue to open new stores, concentrating in markets where we have a proven track record, being careful not to cannibalize sales from our existing stores. In 2003, we also plan to move into three new markets - Portugal, Greece and New Zealand.

We are encouraged by the strength and increased profit opportunities of our Footlocker.com/Eastbay business that sells athletic products direct to customers through catalogs and the Internet. This business is poised for several years of continued growth, particularly as the Internet continues to become a more widely used medium for retail commerce. We plan to explore new business ventures with well-known, industry-leading third parties, such as the strategic alliance that we entered into with Amazon.com during 2002 that allows Footlocker.com to be a featured brand in its new Apparel & Accessories online store.

As we continue to expand our Company, we will maintain a sharp focus on managing our expenses, cash flow and financial position. We also plan to provide an ongoing cash return to our shareholders, carefully balanced with our objective of further strengthening our credit ratings.

Community Involvement

We feel proud and privileged to be a part of the communities in which we operate, and continually explore opportunities to further our involvement in aiding humanitarian activities. For example, in 2002, our associates participated with and contributed to many charities including the American Cancer Society, Fred Jordan Mission in Los Angeles and the United Way of New York City.

[PHOTO OF SHOE]

[PHOTO OF SHOE]

[PHOTO OF T-SHIRTS]

Foot Locker, Inc. remains well-positioned in the specialty athletic retail industry to continue to generate meaningful earnings growth.

In addition, in late 2001, Foot Locker, Inc. established the Foot Locker Foundation, Inc. for the purpose of raising and donating funds to charitable causes. During December 2002, the Foundation hosted its second annual "On Our Feet" fund-raising benefit with more than 1,000 members of the sporting community rallying together and raising funds for the benefit of worthy causes such as the United Way of New York City.

Acknowledgements

We recognize that our hard working and loyal worldwide associates are our greatest assets and a key competitive strength. It is through their efforts and dedication that our Company was able to strengthen its leadership position within the athletic industry during the past three years and remain well positioned for future profitable growth.

The strength of Foot Locker, Inc. is significantly enhanced by its long-standing business relationships with its many industry-leading vendors. In particular, we benefit from the strength of our key merchandise suppliers who consistantly provide our businesses with athletic offerings that meet the fashion-tastes of our customers. We believe these merchandise suppliers, as a group, are the best that service the retail industry.

Our Company is also fortunate to benefit from the strength of an experienced and diverse Board of Directors. Its guidance continues to contribute to the ongoing success of our Company.

In summary, we are very encouraged by our progress during the past three years and are optimistic about the future of our Company. We believe that we are well positioned in the athletic retail industry to continue to grow our Company profitably and provide a meaningful return to our shareholders. Thank you for your continuing support of Foot Locker, Inc.

/s/ J. Carter Bacot
J. Carter Bacot
Chairman of the Board

/s/ Matthew D. Serra
Matthew D. Serra
President and Chief Executive Officer

[PHOTO OF J. Carter Bacot]

J. Carter Bacot
Chairman of the Board

[PHOTO OF Matthew D. Serra]

Matthew D. Serra
President and Chief Executive Officer

BUSINESS OVERVIEW

                                      Primary Customer         Merchandise Mix         # of Stores    Average Store Size
-------------------------------------------------------------------------------------------------------------------------
[PHOTO OF FOOT LOCKER]                12 to 20 Year Old        Men's, Women's            1,477          4,100 Gross
                                                               and Children's                           Square Feet
                                                               Athletic Footwear
                                                               Men's Athletic
                                                               Apparel and
                                                               Accessories
-------------------------------------------------------------------------------------------------------------------------
[PHOTO OF LADY FOOT LOCKER]           14 to 29 Year Old        Women's Athletic            606          2,200 Gross
                                      Female                   Footwear, Apparel                        Square Feet
                                                               and Accessories
-------------------------------------------------------------------------------------------------------------------------
[PHOTO OF KIDS FOOT LOCKER]           5 to 11 Year Old         Children's Athletic         377          2,400 Gross
                                                               Footwear, Apparel                        Square Feet
                                                               and Accessories
-------------------------------------------------------------------------------------------------------------------------
[PHOTO OF FOOT LOCKER INTERNATIONAL]  12 to 20 Year Old        Men's, Women's              583          2,800 Gross
                                                               and Children's                           Square Feet
                                                               Athletic Footwear
                                                               Men's Athletic
                                                               Apparel and
                                                               Accessories
-------------------------------------------------------------------------------------------------------------------------
[PHOTO OF CHAMPS]                     10 to 25 Year Old        Men's, Women's              582          5,600 Gross
                                                               and Children's                           Square Feet
                                                               Athletic Footwear
                                                               Men's Athletic
                                                               Apparel and
                                                               Accessories
                                                               Athletic equipment
-------------------------------------------------------------------------------------------------------------------------
[PHOTO OF FOOTLOCKER.COM]             12 to 35 Year Old        Men's, Women's
                                                               and Children's
                                                               Athletic Footwear,
                                                               Apparel and
                                                               Equipment
-------------------------------------------------------------------------------------------------------------------------

[PHOTO OF GLOBES]

OUR GLOBAL PRESENCE

GUAM STORES                   5

AUSTRALIAN STORES            75

CANADIAN STORES             168

U.S. STORES               2,897

PUERTO RICO STORES           74

VIRGIN ISLANDS STORES         8

HAWAII STORES                21

EUROPEAN STORES             377

Global diversification is a vital component of the Company's strategic positioning. This diversification is unique in the athletic footwear and apparel retail industry and provides many distinct advantages. Foot Locker, Inc. has established a strong presence in several global markets within the United States, Canada, Europe and Australia. Its infrastructures within these regions are sufficient to support the Company's exciting new store growth plans for the next several years. The Company currently operates 620 Foot Locker and Champs Sports stores outside the United States, with 377 in Europe, 168 in Canada and 75 in Australia. Last year, approximately 19 percent of the Company's sales were generated in international markets. In addition to providing significant growth opportunities, global diversification can cushion the adverse effects from one weak economy with the positive impact from a more vibrant economy in another region.

[PHOTO OF BASKET BALL COURT]

OUR BRAND PRESENCE

Foot Locker, Inc. currently operates approximately 3,600 stores under the names Foot Locker, Lady Foot Locker, Kids Foot Locker and Champs Sports. In addition, the Company operates a highly successful Direct-to-Customers business, selling to its customers through catalog and Internet channels. Its Direct-to-Customers business operates under the same names as its store operations, as well as under its well-known Eastbay brand.

Diversification has long played a significant role and has been a competitive strength of the Company. Foot Locker, Inc. is diversified in many respects, including operating under several names, through multiple channels of distribution, and globally in 14 countries in North America, Europe and Australia. The Company enjoys further diversification in the United States due to its significant presence in enclosed shopping malls, strip centers and street locations, both in suburban and urban markets. This diversification is expected to continue to provide the Company with a competitive edge by being able to reach a much wider customer base and being less dependent on any one economy or sector.

The Company's primary brand is Foot Locker, which was first introduced to the United States retail market in 1974. Since its inception, Foot Locker has grown to a total of 2,060 stores worldwide, with 1,477 in the United States, 377 in Europe, 131 in Canada and 75 in Australia. Today, Foot Locker has wide name recognition in every market where the Company operates, and its stores have become destination locations for its customers. Foot Locker's core customer is the 12-to-20 year old who is highly fashion conscious.

Several years after the initiation of the Foot Locker store concept, the Company launched its Lady Foot Locker and Kids Foot Locker businesses. Each business was founded and developed to appeal to a more narrowly focused core customer and one with different demographics from those who typically shop at a Foot Locker store.

[PHOTO OF BASKET BALL PLAYERS]

[PHOTO OF ADVERTISEMENT]

[PHOTO OF BACKGROUND OF CHAMPS]

Lady Foot Locker was launched in 1982 and today operates 606 stores in the United States, primarily located in major shopping malls. Its stores average 2,200 gross square feet with a focused selection of branded athletic footwear and select branded and private-label athletic apparel. Its core customer is a 14-to-29 year old woman, who is fashion-minded, active and brand conscious.

The introduction of Kids Foot Locker followed in 1987, and was quickly expanded to a chain that today total 377 stores. The typical Kids Foot Locker store averages 2,400 gross square feet and caters to the parents of 5-to-11 year-old children. Its product offerings are similar to those of Foot Locker, with a high concentration in branded athletic footwear.

After Foot Locker, Champs Sports is the second largest specialty athletic footwear and apparel retail chain in the United States in terms of number of stores, sales volume and most importantly, level of profit. Champs Sports, which operates 582 stores, differentiates its business from Foot Locker's by offering a wider assortment of athletic apparel, equipment and accessories in a larger store, averaging 5,600 gross square feet. Its mainly suburban stores target a more diverse customer base, typically 10-to-25 years of age.

Eastbay is another well-recognized name that has wide consumer appeal. Eastbay was founded in 1980, with a mission of selling direct to team-sport participants and technical athletes through its catalogs. Foot Locker, Inc. acquired this business in 1997 to integrate an additional channel of distribution for athletic footwear, apparel and equipment to complement its industry-leading athletic specialty retail store business. Since that time, the Company expanded Eastbay's existing customer base to include the fashion consumer. In addition, the Company successfully developed its Internet channel, benefiting from Eastbay's well-established infrastructure.

Foot Locker, Inc.'s brands are some of the most recognized names in retailing. The Company's merchandising strategy, however, is to sell athletic products manufactured and branded by its well-known suppliers. Private label apparel, which the Company designs and sources directly from manufacturers, is offered to supplement these branded products. Licensed apparel is another important and growing category, including products manufactured by the Company's Team Edition division. Product offerings vary from season-to-season targeted to those styles that are anticipated to be in the strongest demand by the Company's targeted customers.

[PHOTO OF BACKGROUND OF BUILDING]

OUR EUROPEAN PRESENCE

The European athletic footwear and apparel market is an important source of sales and profits for Foot Locker, Inc. Sales per gross square foot and operating profit margins are approximately double those of the Company's Foot Locker stores in the United States. While the combined population and total GDP of this market rivals that of the United States, the per capita consumption of athletic footwear is less than one-half, presenting opportunities for significant future growth for Foot Locker.

Foot Locker was introduced to Europe in 1980, when its first store was opened in the United Kingdom. Expansion of this business was initiated in 1988 through the acquisition of a 14-store specialty athletic footwear chain operating in the Netherlands and Belgium. Since that time, Europe has been a significant source of growth for the Company.

Today, Europe is the largest international market in which the Company operates stores. Foot Locker is one of the largest athletic retailers and the one with the largest presence, operating stores in many countries across this region.

The business is managed from the Netherlands, incorporating a shared service approach, including its headquarters office and 250,000 square foot state-of-the-art distribution center.

Foot Locker's European expansion continued during 2002. The Company opened 57 additional stores and ended the year with 377 in 11 countries. Foot Locker's comparable-store sales were strong throughout the year as the Company continued to provide its customers with an appropriate mix of fashion and technical athletic footwear and apparel.

The Company's infrastructure, including its management structure and distribution center, is well positioned to support the Company's growth plans in Europe. Current plans call for adding at least 300 additional stores in Europe over the next several years. Expansion will also be explored in neighboring countries where the Company does not currently have a presence.

[PHOTO OF SHOE]

[PHOTO OF BACKGROUND OF GROUND]

OUR MARKETING PRESENCE

Foot Locker, Inc. supports its businesses with a comprehensive marketing program designed to increase consumer awareness and enhance the Company's already strong reputation as the leading destination to purchase athletic footwear, apparel and equipment. These programs include Foot Locker, Inc. brand-specific events as well as those that are co-sponsored by the Company's most-important suppliers. In addition, strong strategic partnerships and alliances have been forged with several professional sports leagues.

For over a decade, Foot Locker has been the official retailer for the National Football League's Super Bowl, offering fans an exciting shopping experience at its Team Shop typically located near the stadium. Since the inception of the Women's National Basketball League, Lady Foot Locker has participated as a primary sponsor of this organization, benefiting from its wide fan appeal. Champs Sports has teamed up with the National Hockey League to provide hockey enthusiasts with an exciting shopping experience.

Foot Locker, Inc. takes particular pride in participating in many programs within the communities in which it operates. The New York Marathon is an exciting event that Foot Locker has participated in as a major sponsor over the past several years. Additionally, for almost 25 years, the Company has participated in many communities across the United States through the "Foot Locker Cross Country Championships."

Several media are employed to communicate the Company's message to the consumer. The print medium is utilized extensively for this purpose, including advertisements in teen-targeted magazines. The Company's own catalogs, including Eastbay and Final Score, are another important source to effectively market our brands. Television is also utilized for advertising, with spots selectively purchased on teen-targeted and sports programming.

In addition to all of these programs and partnerships, Foot Locker, Inc. seeks to foster a strong relationship with its customers through its worldwide associates, who provide industry-leading service. Sales personnel receive extensive training to understand the attributes of the products offered to ensure that they better meet the needs of the individual consumer. While merchandise offerings are specifically targeted to meet the demands of the local consumer, store operations and layout are uniformly designed to emphasize the brand image that the Company seeks to project.

[PHOTO OF ATHLETE]

[PHOTO OF BACKGROUND OF WEB PAGES]

OUR DIRECT-TO-CUSTOMERS PRESENCE

During the past several years, Foot Locker, Inc. significantly increased the profits of its Direct-to-Customers business, comprising its well-established Eastbay catalog operation and rapidly growing Footlocker.com Internet channel. These two retail channels share a distribution system and complement the Company's store operations by selling to a large and diverse base of customers. In 2002, sales in this segment reached almost $350 million and, more important, operating profit before corporate expense, net grew 67 percent to $40 million.

Eastbay remains the foundation of this business and is the leading catalog retailer in the United States that sells athletic footwear, apparel and equipment. More recently, the Company leveraged Eastbay's well-developed infrastructure to develop and grow its Internet operation rapidly. Six e-commerce websites are currently maintained to sell athletic products directly to consumers - footlocker.com, ladyfootlocker.com, kidsfootlocker.com, champssports.com, eastbay.com and final-score.com.

New and existing business alliances, with well-known third parties, remain a significant growth opportunity for this business. For example, Footlocker.com manages the catalog and e-commerce business for the National Football League, including the maintenance of the nflshop.com website.

Last year, we entered into a strategic alliance with Amazon.com, whereby Foot Locker is featured in its new Apparel & Accessories online store. Additional third-party opportunities, including third-party fulfillment for key suppliers, will be pursued to leverage Eastbay's infrastructure and operating expertise further.

The Company also continues to increase its existing Direct-to-Customers business through internally developed initiatives. During 2002, "Final-Score" was launched via catalogs and a new website to expand market penetration and capitalize on the trend towards more value-based products. The investment in product customization was another strategy initiated to expand this business and further differentiate its products from the competition.

Footlocker.com/Eastbay remains well positioned to continue its profitable growth through new internal and external opportunities. The Company believes that it will benefit as a result of the expected increased usage of the Internet as a shopping medium. In anticipation of and to support this planned growth, during 2002 the Company increased the size of its fulfillment center, thereby doubling its distribution capacity.

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

IBC       Board of Directors

IBC       Corporate Officers

IBC       Corporate Information

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Foot Locker, Inc., through its subsidiaries (Foot Locker, Inc. and its subsidiaries being hereafter referred to as the "Company") operates in two reportable segments - Athletic Stores and Direct-to-Customers. The Athletic Stores segment is one of the largest athletic footwear and apparel retailers in the world, whose formats include Foot Locker, Lady Foot Locker, Kids Foot Locker and Champs Sports. The Direct-to-Customers segment reflects Footlocker.com, Inc., which sells, through its affiliates, including Eastbay, Inc., to customers through catalogs and Internet websites.

         All references to comparable-store sales for a given period relate to sales of stores that are open at the period-end and that have been open for more than one year. Accordingly, stores opened and closed during the period are not included. All comparable-store sales increases and decreases exclude the impact of foreign currency fluctuations.

         The following table summarizes sales by segment, after reclassification for businesses disposed. The disposed category is included in continuing operations and represents all business formats sold or closed other than discontinued business segments. The disposition of all businesses previously held for disposal was completed in 2001. The 2002 and 2001 reporting years included 52 weeks compared with the 2000 reporting year, which included 53 weeks.

(in millions)             2002        2001        2000
------------------       ------      ------      ------
Athletic Stores          $4,160      $3,999      $3,953
Direct-to-Customers         349         326         279
                         ------      ------      ------
                          4,509       4,325       4,232
Disposed(1)                  --          54         124
                         ------      ------      ------
                         $4,509      $4,379      $4,356
                         ======      ======      ======

      Operating profit before corporate expense, net reflects income from continuing operations before income taxes, corporate expense, non-operating income and net interest expense. The following table reconciles operating profit before corporate expense, net by segment to income from continuing operations before income taxes.

(in millions)                                   2002      2001        2000
----------------------------------------        ----      -----       -----
Athletic Stores                                 $279      $ 283       $ 269
Direct-to-Customers                               40         24           1
                                                ----      -----       -----
   Operating profit before corporate
      expense, net from ongoing operations       319        307         270
Disposed(1)                                       --        (12)         (2)
Restructuring income (charges)(2)                  2        (33)         (7)
Gain (loss) on sale of businesses(3)              --          1          (1)
                                                ----      -----       -----
      Total operating profit before
         corporate expense, net                  321        263         260
Corporate expense(4)                              52         65          79
                                                ----      -----       -----
      Total operating profit                     269        198         181
Non-operating income                               3          1          17
Interest expense, net                             26         24          22
                                                ----      -----       -----
   Income from continuing operations
      before income taxes(5)                    $246      $ 175       $ 176
                                                ====      =====       =====

(1) Includes The San Francisco Music Box Company, Foot Locker Outlets, Going to the Game!, Randy River Canada, Burger King and Popeye's franchises and Foot Locker Asia.

(2) Restructuring income of $2 million in 2002 and restructuring charges of $33 million and $7 million in 2001 and 2000, respectively, reflect the disposition of non-core businesses and an accelerated store closing program.

(3) 2001 reflects a $1 million adjustment to the $164 million gain on sale of Afterthoughts in 1999. 2000 reflects a $1 million adjustment to the gain of $19 million recognized on the sale of Garden Centers in 1998.

(4) 2001 includes a $1 million restructuring charge related to the 1999 closure of a distribution center. 2000 includes a $6 million reduction in previous restructuring charges.

(5)      2000 includes $16 million from the 53rd week.

         Corporate expense included depreciation and amortization of $26 million in 2002, $28 million in 2001 and $29 million in 2000. Corporate expense in 2002 declined compared with 2001 primarily reflecting decreased payroll expenses related to reductions in headcount. Corporate expense in 2002 was also reduced by a net foreign exchange gain of $4 million related to intercompany foreign currency denominated firm commitments. Corporate expense decreased in 2001 compared with 2000 primarily as a result of decreased compensation costs for incentive bonuses.

SALES

Sales of $4,509 million in 2002 increased 3.0 percent from sales of $4,379 million in 2001. Excluding sales from businesses disposed and the effect of foreign currency fluctuations, 2002 sales increased by 3.1 percent as compared with 2001 primarily as a result of the new store opening program.
Comparable-store sales increased by 0.1 percent.

         Sales of $4,379 million in 2001 increased 0.5 percent from sales of $4,356 million in 2000. Excluding sales from businesses disposed, the 53rd week in 2000, and the effect of foreign currency fluctuations, 2001 sales increased by 4.4 percent as compared with 2000, reflecting an increase of 4.9 percent in comparable-store sales for ongoing formats.

RESULTS OF OPERATIONS

GROSS MARGIN

Gross margin, as a percentage of sales, of 29.8 percent declined by 10 basis points in 2002 as compared with 29.9 percent in 2001, primarily resulting from the increase in the cost of merchandise, as a percentage of sales, due to increased markdown activity. Vendor allowances increased by $13 million as compared with the prior year period. The impact of these vendor allowances was an improvement in gross margin in 2002, as a percentage of sales, of 30 basis points as compared with 2001.

         Gross margin, as a percentage of sales, of 29.9 percent declined by 20 basis points in 2001 from 30.1 percent in 2000, reflecting increased occupancy and buying costs. Excluding the impact of the 53rd week in 2000, gross margin, as a percentage of sales, was unchanged in 2001.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses ("SG&A") increased by $5 million in 2002 to $928 million. The increase included $13 million related to new store openings, $11 million related to the impact of foreign currency fluctuations primarily related to the euro and $10 million related to increased pension costs. The increase in pension costs resulted from the decline in plan asset values and the expected long-term rate of return used to determine the expense. These increases were partially offset by $29 million in the reduction in SG&A expenses related to the dispositions of The San Francisco Music Box Company and the Burger King and Popeye's franchises during the third quarter of 2001 and a $3 million increase in income related to the postretirement plan. The increase in postretirement income of $3 million resulted from the amortization of the associated gains. SG&A, as a percentage of sales, decreased to 20.6 percent in 2002 from 21.1 percent in 2001. During 2002, the Company recorded asset impairment charges of $6 million and $1 million related to the Kids Foot Locker and Lady Foot Locker formats, respectively, compared with

$2 million in 2001 for the Lady Foot Locker format. SG&A in 2002 was reduced by a net foreign exchange gain of $4 million related to intercompany foreign currency denominated firm commitments.

         SG&A declined by $52 million in 2001 to 21.1 percent, as a percentage of sales, compared with 22.4 percent in 2000. These declines reflect the operating efficiencies achieved by the ongoing store base during 2001 as compared with a year earlier, as a result of previous cost-cutting initiatives and restructuring programs. The completion of the sales of The San Francisco Music Box Company and Burger King and Popeye's franchises significantly contributed to the reduction in SG&A expenses. Salaries and payroll expenses have declined year-over-year, primarily reflecting reduced bonus expense during 2001. The impact of the 53rd week in 2000 was not material. SG&A included income of $8 million in 2001 and $5 million in 2000, which primarily reflected the amortization of gains associated with the Company's postretirement benefits. The increase in 2001 reflected income of $3 million related to a change in the postretirement benefit plans. As a result of this change, new retirees will be charged the full expected cost of the medical plan, and existing retirees will incur 100 percent of the expected future increase in medical plan costs. In 2001 and 2000, SG&A also included $4 million of income related to the Company's pension plan, as the expected return on the plan assets exceeded the cost to provide benefits. SG&A also included an asset impairment charge of $2 million in 2001 for the Lady Foot Locker format. There were no material asset impairment charges in 2000.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization of $149 million decreased by 3.2 percent in 2002 from $154 million in 2001. The impact of no longer amortizing goodwill, as required by SFAS No. 142, which was adopted by the Company effective February 3, 2002, was $7 million and was partially offset by increased depreciation of $2 million associated with the new store opening program, primarily in Europe.

         Depreciation and amortization of $154 million increased by 2.0 percent in 2001 from $151 million in 2000.

OTHER INCOME

The Company received cash proceeds of $6 million in 2002 related to the condemnation of a part-owned and part-leased property and recorded a net gain of $2 million. The Company also recorded a gain from the sale of real estate of $1 million in 2002.

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

OPERATING RESULTS

Total operating profit before corporate expense, net increased by $58 million, or 22.1 percent, to $321 million in 2002. This increase was primarily due to operating losses and costs related to exiting disposed businesses in 2001 of $44 million, as compared with restructuring income of $2 million in 2002, and a $12 million increase in operating profit for ongoing operations. Operating profit before corporate expense, net from ongoing operations, as a percentage of sales, was 7.1 percent in 2002 and in 2001.

         Total operating profit before corporate expense, net increased by $3 million, or 1.2 percent, to $263 million in 2001 from $260 million in 2000. The increase reflected an increase of $37 million in operating profit before corporate expense, net for ongoing operations, which was partially offset by incremental restructuring charges and operating losses of $34 million related to disposed businesses. Operating profit before corporate expense, net from ongoing operations, excluding the impact of the 53rd week in 2000, increased by 20.9 percent to $307 million in 2001 from $254 million in 2000. The increase in operating profit in 2001 primarily reflected lower operating expenses.

INTEREST EXPENSE, NET

(in millions)                       2002        2001        2000
-------------------------------     ----        ----        -----
Interest expense                    $ 33        $ 35        $  41
Interest income                       (7)        (11)         (19)
                                    ----        ----        -----
     Interest expense, net          $ 26        $ 24        $  22
Weighted-average interest rate
  (excluding facility fees):
     Short-term debt                  --%        6.0%         9.2%
     Long-term debt                  7.2%        7.4%         8.0%
     Total debt                      7.2%        7.4%         8.2%
Short-term debt outstanding
  during the year:

     High                           $ --        $ 11        $ 206
     Weighted-average               $ --        $ --        $  68

Interest expense of $33 million declined by 5.7 percent in 2002 from $35 million in 2001. Interest expense related to short-term debt decreased by $1 million primarily as a result of the amortization of deferred financing costs related to the revolving credit facility over the amended agreement term. Interest expense related to long-term debt also declined by $1 million. There was an increase of $3 million in interest expense in 2002 resulting from the issuance of the $150 million 5.50 percent convertible notes in June 2001. This increase was more than offset by the reduction in interest expense that resulted from the repayment of the remaining $32 million of the $40 million 7.00 percent medium-term notes in October 2002 and the interest expense in 2001 associated with the $50 million
6.98 percent medium-term notes that were repaid in October 2001.

         Interest expense declined by 14.6 percent in 2001, reflecting an $8 million decrease in interest expense associated with short-term borrowings as the Company was in a net investment position for substantially all of 2001, which was offset by an increase in interest expense of $2 million related to long-term debt. The issuance of the $150 million convertible notes in June 2001 increased interest expense by $5 million, which was partially offset by the impact of repaying and retiring $58 million of medium-term notes in the second half of 2001.

         Interest income related to cash and cash equivalents and other short-term investments amounted to $5 million in 2002 and $4 million in 2001. Interest income in both 2002 and 2001 included $2 million of interest income related to tax refunds and settlements. Also included was intercompany interest of $5 million in 2001 related to the Northern Group segment. The offsetting interest expense for the Northern Group was charged to the reserve for discontinued operations.

         Interest income related to cash and cash equivalents and other short-term investments amounted to $4 million in both 2001 and 2000. Interest income in 2001 and 2000 included $2 million and $5 million, respectively, of interest income related to tax refunds and settlements. Also included in interest income was intercompany interest of $5 million and $10 million in 2001 and 2000 related to the Northern Group segment. The offsetting interest expense for the Northern Group is included in the loss from discontinued operations through the measurement date and subsequently, in 2001, was charged to the reserve for discontinued operations.

INCOME TAXES

The effective rate for 2002 was 34.2 percent, as compared with 36.6 percent in the prior year. During the first quarter of 2002, the Company recorded a $3 million tax benefit related to a reduction in the valuation allowance for deferred tax assets related to a multi-state tax planning strategy and subsequently, during the year, recorded an additional $2 million tax benefit related to this strategy. During the second quarter of 2002, the Company recorded a $2 million tax benefit related to a reduction in the valuation allowance for deferred tax assets related to foreign tax credits. During the fourth quarter the Company recorded a $1 million tax benefit related to the settlement of tax examinations and $1 million related to international tax planning strategies. The combined effect of these items, in addition to higher earnings in lower tax jurisdictions and the utilization of tax loss carry forwards reduced the effective tax rate to 34.2 percent in 2002. The Company expects the effective tax rate to be approximately 37 percent for 2003.

         In 2001, the effective tax rate was 36.6 percent. The Company recorded a tax benefit during 2001 of $7 million related to state and local income tax settlements, partially offset by a $2 million charge from the impact of Canadian tax rate reductions on existing deferred tax assets. The combined effect of these items, in addition to higher earnings in lower tax jurisdictions and the utilization of tax loss carryforwards offset, in part, by the impact of non-deductible goodwill reduced the effective tax rate.

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

         In the first quarter of 2001, the Company recorded a tax benefit of $5 million as a result of the implementation of tax planning strategies related to the discontinuance of the Northern Group. During the second quarter of 2001, the Company completed the liquidation of the 324 stores in the United States and recorded a charge to earnings of $12 million before-tax, or $19 million after tax. The charge comprised the write-down of the net assets of the Canadian business to their net realizable value pursuant to the then pending transaction, which was partially offset by reduced severance costs as a result of the transaction and favorable results from the liquidation of the U.S. stores and real estate disposition activity. On September 28, 2001, the Company completed the stock transfer of the 370 Northern Group stores in Canada, through one of its wholly-owned subsidiaries for approximately CAD$59 million (approximately US$38 million), which was paid in the form of a note (the "Note"). The purchaser agreed to obtain a revolving line of credit with a lending institution, satisfactory to the Company, in an amount not less than CAD$25 million (approximately US$17 million). Another wholly-owned subsidiary of the Company was the assignor of the store leases involved in the transaction and therefore retains potential liability for such leases. The Company also entered into a credit agreement with the purchaser to provide a revolving credit facility to be used to fund its working capital needs, up to a maximum of CAD$5 million (approximately US$3 million). The net amount of the assets and liabilities of the former operations was written down to the estimated fair value of the Note, approximately US$18 million. The transaction was accounted for pursuant to SEC Staff Accounting Bulletin Topic 5:E "Accounting for Divestiture of a Subsidiary or Other Business Operation," ("SAB Topic 5:E") as a "transfer of assets and liabilities under contractual arrangement" as no cash proceeds were received and the consideration comprised the Note, the repayment of which is dependent on the future successful operations of the business. The assets and liabilities related to the former operations were presented under the balance sheet captions as "Assets of business transferred under contractual arrangement (note receivable)" and "Liabilities of business transferred under contractual arrangement."

         In the fourth quarter of 2001, the Company further reduced its estimate for real estate costs by $5 million based on then current negotiations, which was completely offset by increased severance, personnel and other disposition costs.

         The Company recorded a charge of $18 million in the first quarter of 2002 reflecting the poor performance of the Northern Group stores in Canada since the date of the transaction. There was no tax benefit recorded related to the $18 million charge, which comprised a valuation allowance in the amount of the operating losses incurred by the purchaser and a further reduction in the carrying value of the net amount of the assets and liabilities of the former operations to zero, due to greater uncertainty with respect to the collectibility of the Note. This charge was recorded pursuant to SAB Topic 5:E, which requires accounting for the Note in a manner somewhat analogous to equity accounting for an investment in common stock.

         In the third quarter of 2002, the Company recorded a charge of approximately $1 million before-tax for lease exit costs in excess of previous estimates. In addition, the Company recorded a tax benefit of $2 million, which also reflected the impact of the tax planning strategies implemented related to the discontinuance of the Northern Group.

         On December 31, 2002, the Company-provided revolving credit facility expired, without having been used. Furthermore, the operating results of Northern Canada had significantly improved during the year such that the Company had reached an agreement in principle to receive CAD$5 million (approximately US$3 million) cash consideration in partial prepayment of the Note and accrued interest due and agreed to reduce the face value of the Note to CAD$17.5 million (approximately US$12 million). Based upon the improved results of the Northern Canada business, the Company believes there is no substantial uncertainty as to the amount of the future costs and expenses that could be payable by the Company. As indicated above, as the assignor of the Northern Canada leases, a wholly-owned subsidiary of the Company remains secondarily liable under those leases. As of February 1, 2003, the Company estimates that its gross contingent lease liability is between CAD$88 to $95 million (approximately US$57 to $62 million). Based upon its assessment of the risk of having to satisfy that liability and the resultant possible outcomes of lease settlement, the Company currently estimates the expected value of the lease liability to be approximately US$2 million. The Company believes that it is unlikely that it would be required to make such contingent payments, and further, such contingent obligations would not be expected to have a material effect on the Company's consolidated financial position, liquidity or results of operations. As a result of the aforementioned developments, during the fourth quarter of 2002 circumstances changed sufficiently such that it became appropriate to recognize the transaction as an accounting divestiture.

         During the fourth quarter of 2002, as a result of the accounting divestiture, the Note was recorded in the financial statements at its estimated fair value of CAD$16 million (approximately US$10 million). The Company, with the assistance of an independent third party, determined the estimated fair value by discounting expected cash flows at an interest rate of 18 percent. This rate was selected considering such factors as the credit rating of the purchaser, rates for similar instruments and the lack of marketability of the Note. As the net assets of the former operations were previously written down to zero, the fair value of the Note was recorded as a gain on disposal within discontinued operations. There was no tax expense recorded related to this gain. The Company will no longer present the assets and liabilities of Northern Canada as "Assets of business transferred under contractual arrangement (note receivable)" and "Liabilities of business transferred under contractual arrangement," but rather will record the Note initially at its estimated fair value. At February 1, 2003, US$4 million is classified as a current receivable with the remainder classified as long term within other assets in the accompanying Consolidated Balance Sheet.

         Future adjustments, if any, to the carrying value of the Note will be recorded pursuant to SEC Staff Accounting Bulletin Topic 5:Z:5, "Accounting and Disclosure Regarding Discontinued Operations," which requires changes in the carrying value of assets received as consideration from the disposal of a discontinued operation to be classified within continuing operations. Interest income will also be recorded within continuing operations. The Company will recognize an impairment loss when, and if, circumstances indicate that the carrying value of the Note may not be recoverable. Such circumstances would include a deterioration in the business, as evidenced by significant operating losses incurred by the purchaser or nonpayment of an amount due under the terms of the Note.

         On May 6, 2003, the amendments to the Note were executed and a cash payment of CAD$5.2 million (approximately US$3.5 million) was received representing principal and interest through the date of the amendment. After taking into account this payment, the remaining principal due under the Note is CAD$17.5 million (approximately US$12 million). Under the terms of the renegotiated Note, a principal payment of CAD$1 million is due January 15, 2004. An accelerated principal payment of CAD$1 million may be due if certain events occur. The remaining amount of the Note is required to be repaid upon the occurrence of "payment events," as defined in the purchase agreement, but no later than September 28, 2008. Interest is payable semiannually and will accrue beginning on May 1, 2003 at a rate of 7.0 percent per annum.

         Net disposition activity of $13 million in 2002 included the $18 million reduction in the carrying value of the net assets and liabilities, recognition of the note receivable of $10 million, real estate disposition activity of $1 million and severance and other costs of $4 million. Net disposition activity of $116 million in 2001 included real estate disposition activity of $46 million, severance of $8 million, asset impairments of $23 million, operating losses of $28 million, a $5 million interest expense allocation based on intercompany debt balances and other costs of $6 million. The remaining reserve balance of $7 million at February 1, 2003 is expected to be utilized within twelve months.

         The net loss from discontinued operations for 2000 includes sales of $335 million, and an interest expense allocation of $10 million based on intercompany debt balances, restructuring charges of $3 million and long-lived asset impairment charges of $4 million.

         In 1998, the Company exited both its International General Merchandise and Specialty Footwear segments. In the second quarter of 2002, the Company recorded a $1 million charge for a lease liability related to a Woolco store in the former International General Merchandise segment, which was more than offset by a net reduction of $2 million before-tax, or $1 million after-tax, for each of the second and third quarters of 2002 in the Specialty Footwear reserve primarily reflecting real estate costs more favorable than original estimates.

         In 1997, the Company announced that it was exiting its Domestic General Merchandise segment. In the second quarter of 2002, the Company recorded a charge of $4 million before-tax, or $2 million after-tax, for legal actions related to this segment, which have since been settled. In addition, the successor-assignee of the leases of a former business included in the Domestic General Merchandise segment has filed a petition in bankruptcy, and rejected in the bankruptcy proceeding 15 leases it originally acquired from a subsidiary of the Company. There are currently several actions pending against this subsidiary by former landlords for the lease obligations. In the fourth quarter of 2002, the Company recorded a charge of $1 million after-tax related to certain actions. The Company estimates the gross contingent lease liability related to the remaining actions as approximately $9 million. The Company believes that it may have valid defenses, however as these actions are in the preliminary stage of proceedings, their outcome cannot be predicted with any degree of certainty.

         The remaining reserve balances for these three discontinued segments totaled $20 million as of February 1, 2003, $11 million of which is expected to be utilized within twelve months and the remaining $9 million thereafter.

REPOSITIONING AND RESTRUCTURING RESERVES

1999 RESTRUCTURING

Total restructuring charges of $96 million before-tax were recorded in 1999 for the Company's restructuring program to sell or liquidate eight non-core businesses. The restructuring plan also included an accelerated store-closing program in North America and Asia, corporate headcount reduction and a distribution center shutdown.

         Throughout 2000, the disposition of Randy River Canada, Foot Locker Outlets, Colorado, Going to the Game!, Weekend Edition and the accelerated store closing programs were essentially completed and the Company recorded additional restructuring charges of $8 million. In the third quarter of 2000, management decided to continue to operate Team Edition as a manufacturing business, primarily as a result of the resurgence of the screen print business. The Company completed the sales of The San Francisco Music Box Company and the assets related to its Burger King and Popeye's franchises in 2001, for cash proceeds of approximately $14 million and $5 million, respectively. Restructuring charges of $33 million in 2001 and reductions to the reserves of $2 million in 2002 were primarily due to The San Francisco Music Box Company sale. The remaining reserve balance of $1 million at February 1, 2003 is expected to be utilized within twelve months.

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

         In connection with the disposition of several of its non-core businesses, the Company reduced sales support and corporate staff by over 30 percent, reduced divisional staff and consolidated the management of Kids Foot Locker and Lady Foot Locker into one organization. In addition, the Company closed its Champs Sports distribution center in Maumelle, Arkansas and consolidated its operations with the Foot Locker facility located in Junction City, Kansas. Total restructuring charges of $20 million were recorded in 1999 and approximately 400 positions were eliminated. In 2000, the Company recorded a reduction to the corporate reserve of $7 million, $5 million of which related to the agreement to sublease its Maumelle distribution center and sell the associated fixed assets, which had been impaired in 1999, for proceeds of approximately $3 million. A further $2 million reduction reflected better than anticipated real estate and severance payments. In the fourth quarter of 2001, the Company recorded a $1 million restructuring charge in connection with the termination of its Maumelle distribution center lease, which was completed in 2002.

         Included in the consolidated results of operations are sales of $54 million and $139 million and operating losses of $12 million and $4 million in 2001 and 2000, respectively, for the above non-core businesses and under-performing stores, excluding Team Edition.

1993 REPOSITIONING AND 1991 RESTRUCTURING

The Company recorded charges of $558 million in 1993 and $390 million in 1991 to reflect the anticipated costs to sell or close under-performing specialty and general merchandise stores in the United States and Canada. Under the 1993 repositioning program, approximately 970 stores were identified for closing. Approximately 900 stores were closed under the 1991 restructuring program. The remaining reserve balance of $2 million at February 1, 2003, is expected to be substantially utilized within twelve months.

STORE COUNT

At February 1, 2003, the Company operated 3,625 stores, as compared with 3,590 at February 2, 2002. During 2002, the Company opened 157 stores, closed 122 stores and remodeled/relocated 205 stores.

SEGMENT INFORMATION

The Company operates in two segments -- Athletic Stores and Direct-to-Customers. Athletic Stores formats include the Foot Locker businesses -- Foot Locker, Lady Foot Locker and Kids Foot Locker -- as well as Champs Sports. The Foot Locker format is located in North America, Europe and Australia. The Lady Foot Locker and Kids Foot Locker formats operate in the United States, and Champs Sports operates in the United States and Canada. The Direct-to-Customers division operates Footlocker.com, Inc., which sells, through its affiliates, directly to customers through catalogs and the Internet. Eastbay, Inc., one of its affiliates, is one of the largest direct marketers of athletic footwear, apparel and equipment in the United States, and provides the Company's seven full-service e-commerce sites access to an integrated fulfillment and distribution system. Included in the Company's disposed category are Foot Locker Outlets, Going to the Game! and Foot Locker Asia.

ATHLETIC STORES

(in millions)                                 2002         2001          2000
----------------------------------           ------       ------       -------
SALES
Stores                                       $4,160       $3,999       $ 3,953
Disposed                                         --           --             1
                                             ------       ------       -------
     Total sales                             $4,160       $3,999       $ 3,954
                                             ======       ======       =======
OPERATING PROFIT BEFORE CORPORATE
  EXPENSE, NET

Stores                                       $  279       $  283       $   269
Disposed                                         --           --            (2)
Restructuring income                              1           --             4
                                             ------       ------       -------
Total operating profit before corporate
  expense, net                               $  280       $  283       $   271
                                             ======       ======       =======
Sales as a percentage of
  consolidated total                             92%          92%           91%
Number of stores at year end                  3,625        3,590         3,582
Selling square footage (in millions)           8.04         7.94          7.91
Gross square footage (in millions)            13.22        13.14         13.08

Athletic Stores sales of $4,160 million increased 4.0 percent in 2002, as compared with $3,999 million in 2001. The increase was in part due to the strength of the euro's performance against the U.S. dollar in 2002, particularly in the third and fourth quarters. Excluding the effect of foreign currency fluctuations, sales from athletic store formats increased 2.8 percent in 2002, which was driven by the Company's new store opening program, particularly in Foot Locker Europe, Champs Sports and Foot Locker Australia. Foot Locker Europe and Foot Locker Australia generated impressive comparable-store sales increases and Champs Sports also contributed a comparable-store sales increase. Athletic Stores comparable-store sales decreased by 0.4 percent in 2002.

         The Foot Locker business in the United States showed disappointing sales during 2002. In the United States, both the basketball category as well as the current trend in classic shoes led footwear sales across most formats, although certain higher-priced marquee footwear did not sell as well as anticipated in the first quarter of 2002. During the second quarter of 2002, the Company successfully moved its marquee footwear back in line with historical levels and re-focused its marquee footwear selection on products having a retail price of $90 to $120 per pair and made changes to the product assortment, which accommodated customer demands in the third quarter of 2002. Lower mall traffic resulted in disappointing sales during the fourth quarter of 2002. Sales, however, continued to benefit from the apparel strategy led by merchandise in private label and licensed offerings.

         Sales from the Lady Foot Locker and Kids Foot Locker formats were particularly disappointing in 2002. The Kids Foot Locker format, which had previously been managed in conjunction with Lady Foot Locker, is currently being managed by the Foot Locker U.S management team. Pursuant to SFAS No. 144, the Company performed an analysis of the recoverability of store long-lived assets for the Lady Foot Locker format during the third quarter of 2002 and for the Kids Foot Locker format during the fourth quarter of 2002 and recorded asset impairment charges of $1 million and $6 million, respectively. Management has implemented various merchandising strategies in an effort to improve future performance and expects the businesses to return to historical levels of profitability.

         Sales of $3,999 million from ongoing athletic store formats increased
1.2 percent in 2001, compared with $3,953 million in 2000. Excluding the impact of the 53rd week in 2000 and the effect of foreign currency fluctuations, sales from ongoing store formats increased 3.4 percent in 2001, compared with 2000, reflecting a comparable store sales increase of 4.0 percent. The most significant growth was in Foot Locker Europe, which generated comparable-store increases in the double-digits. Champs Sports also contributed impressive comparable-store sales increases and Foot Locker U.S., Australia and Canada contributed solid increases. High-end basketball shoes continued to drive the strong footwear sales performance as the number of launches of marquee and exclusive footwear products contributed to incremental sales during the year. Apparel sales also increased in 2001 and reflected a balanced mix of branded, licensed and private label products.

         Operating profit before corporate expense, net from ongoing athletic store formats decreased 1.4 percent to $279 million in 2002 from $283 million in 2001. Operating profit before corporate expense, net, as a percentage of sales, decreased to 6.7 percent in 2002 from 7.1 percent in 2001 primarily due to the increased operating expenses associated with the new store opening program. The impact of no longer amortizing goodwill as a result of the Company's adoption of SFAS No. 142 was a reduction of amortization expense of $2 million in 2002. Operating performance improved internationally but was more than offset by the decline in performance in the United States from the Foot Locker, Lady Foot Locker and Kids Foot Locker formats. Operating profit before corporate expense, net included asset impairment charges of $1 million and $2 million in 2002 and 2001, respectively, for the Lady Foot Locker format. An asset impairment charge of $6 million was also recorded in 2002 related to the Kids Foot Locker format.

         Operating profit before corporate expense, net from ongoing athletic store formats increased 5.2 percent to $283 million in 2001 from $269 million in 2000. Excluding the impact of the 53rd week in 2000, operating profit before corporate expense, net from ongoing athletic store formats increased 11.4 percent in 2001 from $254 million in 2000. The increase in 2001 was driven by all formats, with the exception of Lady Foot Locker, for which an asset impairment charge of $2 million was recorded in 2001. There were no material asset impairment charges in 2000.

DIRECT-TO-CUSTOMERS

(in millions)                          2002       2001       2000
-------------------------------        ----       ----       ----
SALES                                  $349       $326       $279
                                       ====       ====       ====
OPERATING PROFIT BEFORE CORPORATE
  EXPENSE, NET                         $ 40       $ 24       $  1
                                       ====       ====       ====
Sales as a percentage of
  consolidated total                      8%         7%         6%

Direct-to-Customers sales increased by 7.1 percent to $349 million in 2002 from $326 million in 2001. The Internet business continued to drive the sales growth in 2002. Internet sales increased by $44 million, or 44.0 percent, to $144 million in 2002 compared with $100 million in 2001. Catalog sales decreased 9.3 percent to $205 million in 2002 from $226 million in 2001. Management believes that the decrease in catalog sales is substantially offset by the increase in Internet sales as the trend has continued for customers to browse and select products through its catalogs and then to make their purchases via the Internet. During 2002, the Company implemented many new initiatives designed to increase market share within the Internet arena. A new catalog website was launched that will offer value-based products. The Company began to offer product customization to further differentiate its products from those of competitors, expanded on the existing relationship with the National Football League and, prior to the end of 2002, entered into a strategic alliance to offer footwear and apparel on the Amazon.com website. Foot Locker is a featured brand in the Amazon.com specialty store for apparel and accessories.

         Direct-to-Customers sales increased 16.8 percent in 2001 to $326 million compared with $279 million in 2000. Excluding the impact of the 53rd week in 2000, Direct-to-Customers sales increased by 18.5 percent in 2001. The Internet business continued to drive the sales growth in 2001. Internet sales increased by $42 million to $100 million in 2001 compared with $58 million in 2000, which was driven by an increase in product offerings and the continued growth of the overall Internet market in 2001. The impact of the 53rd week did not have a material impact on Internet sales. Catalog sales, excluding the impact of the 53rd week in 2000, increased 3.7 percent to $226 million in 2001 from $218 million in 2000, reflecting increased catalog distribution and an expanded product assortment available to consumers.

         The Direct-to-Customers business generated operating profit before corporate expense, net of $40 million in 2002 compared with $24 million in 2001, and continued to increase profitability levels greater than the Athletic Stores segment. Operating profit before corporate expense, net, as a percentage of sales, increased to 11.5 percent in 2002 from 7.4 percent in 2001. The increase was primarily due to the increase in gross margin, reduced marketing costs and $5 million related to the impact of no longer amortizing goodwill as a result of the Company's adoption of SFAS No. 142 in 2002. Management anticipates that the sales growth in its integrated Internet and catalog business will continue in future years at high levels of profitability.

         The Direct-to-Customers business generated operating profit before corporate expense, net of $24 million in 2001 compared with $1 million in 2000. The increase in operating profit was primarily due to the increase in sales performance. Excluding the impact of the 53rd week in 2000, the Direct-to-Customers business broke even in 2000.

BUSINESS CONCENTRATION

In 2002, the Company purchased approximately 71 percent of its merchandise from five vendors and expects to continue to obtain a significant percentage of its athletic product from these vendors in future periods. Of that amount, approximately 44 percent was purchased from one vendor - Nike, Inc. ("Nike") - and 11 percent from another. While the Company generally considers its relationships with its vendors to be satisfactory, given the significant concentration of its purchases from a few key vendors, its access to merchandise that it considers appropriate for its stores, catalogs, and on-line retail sites may be subject to the policies and practices of key vendors.

         During 2002, Nike advised the Company that Nike would limit purchases of certain marquee and launch athletic footwear by the Company's U.S. divisions for delivery after February 1, 2003. Also, the Company has reduced its orders for certain other products offered for sale by Nike. The Company expects to make incremental purchases of marquee and launch product from its other key vendors, which the Company currently expects will allow it to meet customer demand for marquee and launch products. The Company expects that Nike will continue to be a significant supplier in 2003 and will reflect approximately 32 percent to 38 percent of its 2003 merchandise purchases.

ALL OTHER BUSINESSES

The disposition of all business formats captured in the "All Other" category was completed during 2001. They include Afterthoughts, The San Francisco Music Box Company, Burger King and Popeye's franchises, Randy River Canada, Weekend Edition and Garden Centers.

(in millions)                            2002     2001         2000
--------------------------------         ----     ----        -----
SALES                                     $--     $ 54        $ 123
                                         ====     ====        =====
OPERATING PROFIT (LOSS) BEFORE
  CORPORATE EXPENSE, NET

Disposed                                  $--     $(12)       $  --
Restructuring income (charges)              1      (33)         (11)
Gain (loss) on sale of businesses          --        1           (1)
                                         ----     ----        -----
  Total operating profit (loss)
     before corporate expense, net        $ 1     $(44)       $ (12)
                                         ====     ====        =====
Sales as a percentage of
  consolidated total                       --%       1%           3%
Number of stores at year end               --       --          170
Selling square footage (in millions)       --       --         0.18
Gross square footage (in millions)         --       --         0.24

         In connection with the 1999 restructuring program, restructuring income of $1 million was recorded in 2002 as a reduction in the previous charges related to the disposition of the non-core businesses. Restructuring charges of $33 million and $11 million were recorded in 2001 and 2000, respectively, for the disposition of The San Francisco Music Box Company and the Burger King and Popeye's franchises.

         The sale of The San Francisco Music Box Company was completed on November 13, 2001, for cash proceeds of approximately $14 million. In addition, on October 10, 2001, the Company completed the sale of assets related to its Burger King and Popeye's franchises for cash proceeds of approximately $5 million.

         In 2001, a $1 million adjustment was recorded to the gain on the 1999 sale of Afterthoughts. In 2000, the Company recorded a $1 million adjustment to the $19 million gain recognized on the 1998 sale of the Garden Centers nursery business.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW AND LIQUIDITY

Generally, the Company's primary source of cash has been from operations. The Company has a $190 million revolving credit facility available through June 2004. In 2001, the Company raised $150 million in cash through the issuance of subordinated convertible notes. The Company generally finances real estate with operating leases. The principal uses of cash have been to finance inventory requirements, capital expenditures related to store openings, store remodelings and management information systems, and to fund other general working capital requirements.

         Management believes operating cash flows and current credit facilities will be adequate to finance its working capital requirements, to make scheduled pension contributions for the Company's retirement plans, to fund quarterly dividend payments, which are part of the approved dividend payment program, and support the development of its short-term and long-term operating strategies. Planned capital expenditures for 2003 are $148 million, of which $114 million relates to new store openings and modernizations of existing stores and $34 million reflects the development of information systems and other support facilities. In addition, planned lease acquisition costs are $17 million and primarily relate to the Company's operations in Europe. The Company has the ability to revise and reschedule the anticipated capital expenditure program should the Company's financial position require it.

         Any materially adverse reaction to customer demand, fashion trends, competitive market forces, uncertainties related to the effect of competitive products and pricing, customer acceptance of the Company's merchandise mix and retail locations, the Company's reliance on a few key vendors for a significant portion of its merchandise purchases (and on one key vendor for approximately 44 percent of its merchandise purchases), risks associated with foreign global sourcing or economic conditions worldwide could affect the ability of the Company to continue to fund its needs from business operations.

         Operating activities of continuing operations provided cash of $347 million in 2002 compared with $204 million in 2001. These amounts reflect income from continuing operations, adjusted for non-cash items and working capital changes. The increase in cash flow from operations of $143 million in 2002 is primarily due to improved operating performance and is also related to working capital changes primarily related to merchandise inventories, offset by the related payables and income taxes payable. During the third quarter of 2002, the Company recorded a current receivable of approximately $45 million related to a Federal income tax refund and subsequently received the cash during the fourth quarter. Payments charged to the repositioning and restructuring reserves were $3 million in 2002 compared with $62 million in 2001.

      Operating activities of continuing operations provided cash of $204 million in 2001 compared with $265 million in 2000. The decline in cash flow from operations in 2001 reflected increased cash outflows for merchandise inventories and income taxes payable and repositioning and restructuring reserves. Payments charged to repositioning reserves were $62 million in 2001 compared with $38 million in 2000.

         Net cash used in investing activities of continuing operations was $162 million in 2002 compared with $116 million in 2001. Capital expenditures of $150 million in 2002 and $116 million in 2001 primarily related to store remodelings and new stores. Lease acquisition costs, primarily related to the process of securing and extending prime lease locations for real estate in Europe, were $18 million and $20 million in 2002 and 2001, respectively. Proceeds from sales of real estate and other assets and investments were $6 million in 2002 compared with $20 million in 2001. Proceeds from the condemnation of the Company's part-owned and part-leased property contributed $6 million of cash received in 2002. Proceeds from the sales of The San Francisco Music Box Company and the Burger King and Popeye's franchises contributed $14 million and $5 million in cash, respectively, in 2001.

         Net cash used in investing activities of continuing operations was $116 million in 2001 compared with $86 million in 2000. The change was due to proceeds from sales of real estate and other assets and investments of $20 million in 2001 compared with $25 million in 2000, in addition to the $22 million increase in capital expenditures in 2001. Capital expenditures of $116 million in 2001 primarily related to store remodelings and new stores compared with $94 million in 2000.

         Cash used in financing activities of the Company's continuing operations was $36 million in 2002 as compared with $89 million of cash provided by financing activities of continuing operations in 2001. The change in 2002 compared with 2001 was primarily due to the issuance of $150 million of convertible notes on June 8, 2001, which was partially offset by the repayment of the $50 million 6.98 percent medium-term notes that matured in October 2001 and the purchase and retirement of $8 million of the $40 million 7.00 percent medium-term notes payable in October 2002. During 2002, the repayment of debt continued as the Company repaid the balance of the $40 million 7.00 percent medium-term notes that were due in October 2002 and $9 million of the $200 million of debentures due in 2022. There were no outstanding borrowings under the Company's revolving credit agreement as of February 1, 2003 and February 2, 2002. During 2002, the Board of Directors of the Company initiated a dividend program and declared and paid a $0.03 per share dividend during the fourth quarter of 2002 of $4 million.

         Cash provided by financing activities of the Company's continuing operations was $89 million in 2001 compared with cash used in financing activities of $167 million in 2000. The change in 2001 compared with 2000 was primarily due to the issuance of $150 million of convertible notes and the $113 million reduction in debt repayments for both short-term and long-term borrowings in 2001 compared with 2000. There were no outstanding borrowings under the Company's revolving credit agreement as of February 2, 2002 and February 3, 2001. In 2001, the Company also repaid the $50 million 6.98 percent medium-term notes that matured in October 2001 and purchased and retired $8 million of the $40 million 7.00 percent medium-term notes payable in October 2002.

         Net cash used in discontinued operations includes the loss from discontinued operations, the change in assets and liabilities of the discontinued segments and disposition activity related to the reserves. In 2002 and 2001, discontinued operations utilized cash of $10 million and $75 million, respectively, which consisted of payments for the Northern Group's operations and disposition activity related to the other discontinued segments. In 2000, discontinued operations utilized cash of $67 million, which comprised the loss of $50 million from the Northern Group's operations and disposition activity related to the other discontinued segments.

CAPITAL STRUCTURE

The Company reduced debt and capital lease obligations, net of cash and cash equivalents to zero at February 1, 2003 from $184 million at February 2, 2002. In 2002, the Company repaid the remaining $32 million of the $40 million 7.00 percent medium-term notes that were payable in October 2002 and repurchased and retired $9 million of the $200 million 8.50 percent notes due in 2022, contributing to the reduction of debt and capital lease obligations, net of cash and cash equivalents. During the fourth quarter of 2002, the Board of Directors initiated the Company's dividend program and declared and paid a dividend of $0.03 per share. The Company will also be making scheduled contributions to the retirement plans. The Company made a $50 million contribution to its U.S. qualified retirement plan in February 2003, in advance of ERISA requirements.

         During 2001, the Company issued $150 million of subordinated convertible notes due in 2008 and simultaneously amended its $300 million revolving credit agreement to a reduced $190 million three-year facility. The subordinated convertible notes bear interest at 5.50 percent and are convertible into the Company's common stock at the option of the holder, at a conversion price of $15.806 per share. The Company may redeem all or a portion of the notes at any time on or after June 4, 2004. The net proceeds of the offering are being used for working capital and general corporate purposes and to reduce reliance on bank financing. The Company's revolving credit facility includes various restrictive covenants with which the Company was in compliance on February 1, 2003. There were no borrowings outstanding under the revolving credit agreement at February 1, 2003. In 2001, the Company repaid its $50 million 6.98 percent medium-term notes that matured in October 2001, in addition to purchasing and retiring $8 million of the $40 million 7.00 percent medium-term notes payable October 2002.

         On March 29, 2002, Standard & Poor's increased the Company's credit rating to BB+. On May 28, 2002, Moody's Investors Service's increased the Company's credit rating to Ba2.

         For purposes of calculating debt to total capitalization, the Company includes the present value of operating lease commitments. These commitments are the primary financing vehicle used to fund store expansion. The following table sets forth the components of the Company's capitalization, both with and without the present value of operating leases:

(in millions)                                 2002         2001
------------------------------------         ------       ------
Debt and capital lease obligations,
   net of cash and cash equivalents          $   --       $  184
Present value of operating leases             1,571        1,372
                                             ------       ------
   Total net debt                             1,571        1,556
Shareholders' equity                          1,110          992
                                             ------       ------
Total capitalization                         $2,681       $2,548
                                             ======       ======
Net debt capitalization percent                58.6%        61.1%
Net debt capitalization percent without
     operating leases                          -- %         15.6%

         Excluding the present value of operating leases, the Company reduced debt and capital lease obligations, net of cash and cash equivalents to zero at February 1, 2003, due to the Company's ability to reduce debt and capital lease obligations by $42 million while increasing cash and cash equivalents by $142 million. These improvements were offset by an increase of $199 million in the present value of operating leases for additional leases entered into during 2002 for the Company's new store program, resulting in an increase in total net debt of $15 million. Including the present value of operating leases, the Company's net debt capitalization percent improved by 2.5 percent in 2002. Total capitalization improved by $133 million in 2002, which was primarily a result of a $118 million increase in shareholders' equity and a $15 million increase in total net debt. The increase in shareholders' equity relates primarily to net income of $153 million in 2002 and an increase of $38 million in the foreign exchange currency translation adjustment primarily related to the increase in the euro, which were partially offset by a charge of $83 million to record an additional minimum liability for the Company's pension plans. The additional minimum liability was required as a result of the plan's negative return on assets in 2002, coupled with a decrease in the discount rate used to value the benefit obligations.

         The following represents the scheduled maturities of the Company's long-term contractual obligations and other commercial commitments as of February 1, 2003:

                                                     Payments Due by Period
                                  ------------------------------------------------
                                              Less
                                               than     2-3       4-5      After 5
(in millions)                      Total     1 year    years     years      years
-----------------------------     ------     ------    -----     -----     -------
CONTRACTUAL CASH OBLIGATIONS
Long-term debt                    $  342      $ --      $ --      $ --      $  342
Capital lease obligations             15         1        --        14          --
Operating leases                   2,241       357       629       519         736
                                  ------      ----      ----      ----      ------
Total contractual cash
   obligations                    $2,598      $358      $629      $533      $1,078
                                  ======      ====      ====      ====      ======

                                                Amount of Commitment Expiration by Period
                                    -----------------------------------------------------------------------
                                      Total          Less
                                     Amounts         than            2-3              4-5           After 5
(in millions)                       Committed       1 year          years            years           years
-------------                       ---------       ------          -----            -----          -------
OTHER COMMERCIAL
    COMMITMENTS
Line of credit                        $169            $ --            $169            $ --            $ --
Stand-by letters of credit              21              --              21              --              --
                                    ---------       ------          ------           -----          -------
Total commercial
   commitments                        $190            $ --            $190            $ --            $ --
                                    =========       ======          ======           =====          =======

         The Company does not have any off-balance sheet financing, other than operating leases entered into in the normal course of business and disclosed above, or unconsolidated special purpose entities. The Company's treasury and risk management policies prohibit the use of leveraged derivatives or derivatives for trading purposes.

         In connection with the sale of various businesses and assets, the Company may be obligated for certain lease commitments transferred to third parties and pursuant to certain normal representations, warranties, or indemnifications entered into with the purchasers of such businesses or assets. Although the maximum potential amounts for such obligations cannot be readily determined, management believes that the resolution of such contingencies will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations. The Company is also operating certain stores for which lease agreements are in the process of being negotiated with landlords. Although there is no contractual commitment to make these payments, it is likely that a lease will be executed.

CRITICAL ACCOUNTING POLICIES

Management's responsibility for integrity and objectivity in the preparation and presentation of the Company's financial statements requires diligent application of appropriate accounting policies. Generally, the Company's accounting policies and methods are those specifically required by accounting principles generally accepted in the United States of America ("GAAP"). Note 1 to the Consolidated Financial Statements includes a summary of the Company's most significant accounting policies. In some cases, management is required to calculate amounts based on estimates for matters that are inherently uncertain. The Company believes the following to be the most critical of those accounting policies that necessitate subjective judgments.

MERCHANDISE INVENTORIES

Merchandise inventories for the Company's Athletic Stores are valued at the lower of cost or market using the retail inventory method. The retail inventory method ("RIM") is commonly used by retail companies to value inventories at cost and calculate gross margins by applying a cost-to-retail percentage to the retail value of inventories. The RIM is a system of averages that requires management's estimates and assumptions regarding markups, markdowns and shrink, among others, and as such, could result in distortions of inventory amounts. Judgment is required to differentiate between promotional and other markdowns that may be required to correctly reflect merchandise inventories at the lower of cost or market. Management believes this method and its related assumptions, which have been consistently applied, to be reasonable.

VENDOR ALLOWANCES

In the normal course of business, the Company receives allowances from its vendors for markdowns taken. Vendor allowances are recognized as a reduction in cost of sales in the period in which the markdowns are taken. The Company has volume-related agreements with certain vendors, under which it receives rebates based on fixed percentages of cost purchases. These rebates are recorded in cost of sales when the product is sold and they contributed 10 basis points to the 2002 gross margin rate.

         The Company receives support from some of its vendors in the form of reimbursements for cooperative advertising and catalog costs for the launch and promotion of certain products. The reimbursements are agreed upon with vendors for specific advertising campaigns and catalogs. Such cooperative income is recorded in SG&A in the same period as the associated expense is incurred. Cooperative income amounted to approximately 17 percent of total advertising costs and approximately 7 percent of catalog costs in 2002.

DISCONTINUED AND RESTRUCTURING RESERVES

The Company exited four business segments and other non-core businesses as part of a major restructuring program in recent years. In order to identify and calculate the associated costs to exit these businesses, management makes assumptions regarding estimates of future liabilities for operating leases and other contractual agreements, the net realizable value of assets held for sale or disposal and the fair value of non-cash consideration received. Management believes its estimates, which are reviewed quarterly, to be reasonable, and considers its knowledge of the retail industry, its previous experience in exiting activities and valuations from independent third parties in the calculation of such estimates. However, significant judgment is required and these estimates and assumptions may change as additional information becomes available or as facts or circumstances change.

IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with SFAS No. 144, which the Company adopted in 2002, the Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived tangible and intangible assets with finite lives may not be recoverable. Management's policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company's three-year strategic plans, in determining the impairment amount. The calculation of fair value of long-lived assets is based on estimated expected discounted future cash flows by store, which is generally measured by discounting the expected future cash flows at the Company's weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results. Long-lived tangible assets and intangible assets with finite lives primarily include property and equipment and intangible lease acquisition costs.

         In accordance with SFAS No. 142, which the Company adopted in 2002, goodwill is no longer amortized but is subject to impairment review. The Company completed its transitional impairment review as of February 3, 2002 and no impairment charges were recorded. The impairment review requires a two-step approach. The initial step requires that the carrying value of each reporting unit be compared with its estimated fair value. The second step to evaluate goodwill of a reporting unit for impairment is only required if the carrying value of that reporting unit exceeds its estimated fair value. The fair value of each of the Company's reporting units exceeded its carrying value as of February 3, 2002. The Company used a market-based approach to determine the fair value of a reporting unit, which requires judgment and uses one or more methods to compare the reporting unit with similar businesses, business ownership interests or securities that have been sold.

PENSION AND POSTRETIREMENT LIABILITIES

The Company determines its obligations for pension and postretirement liabilities based upon assumptions related to discount rates, expected long-term rates of return on invested plan assets, salary increases, age, mortality and health care cost trends, among others. Management reviews all assumptions annually with its independent actuaries, taking into consideration existing and future economic conditions and the Company's intentions with regard to the plans. Management believes its estimates for 2002, the most significant of which are stated below, to be reasonable. The expected long-term rate of return on invested plan assets is a component of pension expense and the rate is based on the plans' weighted-average asset allocation of 64 percent equity securities and 36 percent fixed income investments, as well as historical and future expected performance of those assets. The Company's common stock represented approximately one percent of the total pension plans' assets at February 1, 2003. A decrease of 50 basis points in the weighted-average expected long-term rate of return would have increased 2002 pension expense by $3 million. The actual return on plan assets in a given year may differ from the expected long-term rate of return and the resulting gain or loss is deferred and amortized over time. An assumed discount rate is used to measure the present value of future cash flow obligations of the plans and the interest cost component of pension expense and postretirement income. The discount rate is selected with reference to the long-term corporate bond yield. A decrease of 50 basis points in the weighted-average discount rate would have increased the accumulated benefit obligation at February 1, 2003 of the pension and postretirement plans by $33 million and $1 million, respectively. Such a decrease would not have significantly changed 2002 pension expense or postretirement income. There is limited risk to the Company for increases in healthcare costs related to the postretirement plan as new retirees have assumed the full expected costs and existing retirees have assumed all increases in such costs since the beginning of fiscal year 2001. The additional minimum liability included in shareholders' equity at February 1, 2003 for the pension plans represented the amount by which the accumulated benefit obligation exceeded the fair market value of plan assets.

2002 PRINCIPAL ASSUMPTIONS:           PENSION BENEFITS    POSTRETIREMENT BENEFITS
---------------------------           ----------------    -----------------------
Weighted-average discount rate                 6.50%                   6.50%
Weighted-average rate of
       compensation increase                   3.65%                   N/A
Weighted-average expected long-term
       rate of return on assets                8.87%                   N/A

         The Company expects to record postretirement income of $12 million and pension expense of $16 million in 2003. Pension expense would be $20 million in 2003 if the Company had not made the $50 million contribution to its U.S. qualified retirement plan in February 2003, in advance of ERISA requirements.

DEFERRED TAX ASSETS

In accordance with GAAP, deferred tax assets are recognized for tax credit and net operating loss carryforwards, reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management is required to estimate taxable income for future years by taxing jurisdiction and to use its judgment to determine whether or not to record a valuation allowance for part or all of a deferred tax asset.

         A one percent change in the Company's overall statutory tax rate for 2002 would have resulted in a $5 million change in the carrying value of the net deferred tax asset and a corresponding charge or credit to income tax expense depending on whether such tax rate change was a decrease or increase.

CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

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

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In 2002 the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed at a minimum annually (or more frequently if impairment indicators arise) for impairment. The Company completed the transitional review, which did not result in an impairment charge. Separable intangible assets that are deemed to have definite lives continue to be amortized over their estimated useful lives (but with no maximum life). With respect to goodwill acquired prior to July 1, 2001, the Company ceased amortizing those assets during the first quarter of 2002. Goodwill amortization was $7.5 million in 2001 and $7.7 million in 2000.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as well as the accounting and reporting requirements of APB Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events" ("APB No. 30"). SFAS No. 144 retains the basic provisions of APB No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to apply to a component of an entity rather than a segment of a business. The pronouncement now provides for a single accounting model for reporting long-lived assets to be disposed of by sale. The Company adopted SFAS No. 144 in 2002, and as required, prior year balance sheet amounts have been conformed for the required presentation of discontinued operations and other long-lived assets held for disposal. In addition, impairment reviews were performed in 2002 pursuant to SFAS No. 144 and impairment charges of $7 million were recorded.

         In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS No. 145"). SFAS No. 145 amends other existing authoritative pronouncements to make various technical corrections, including that gains and losses from extinguishment of debt no longer be classified as extraordinary. The statement also eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. In addition, it requires that the original lessee under an operating lease agreement that becomes secondarily liable shall recognize the fair value of the guarantee obligation for all transactions occurring after May 15, 2002. The Company adopted SFAS No. 145 as of May 15, 2002, and it did not have a material impact on its financial position or results of operations.

         In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which is effective for exit and disposal activities that are initiated after December 31, 2002. The statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The statement requires that the fair value of an initial liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred as opposed to when the entity commits to an exit plan, thereby eliminating the definition and requirements for recognition of exit costs, as is the guidance under EITF 94-3. The Company adopted SFAS No. 146 in 2002, and it did not have a material impact on its financial position or results of operations.

         In November 2002, EITF Issue No. 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" was issued to clarify the accounting for consideration received from a vendor. Cash received applies to cash received for reimbursements of costs incurred to sell the vendor's products, cooperative advertising and cash received as rebates or refunds based upon cumulative levels of purchases. The pronouncement applies to new arrangements, including modifications of existing arrangements entered into after December 31, 2002. The Company adopted the provisions of the pronouncement, as of January 1, 2003 and it did not have a material impact on its financial position or results of operations.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), which is effective for fiscal years beginning after June 15, 2002. The Company intends to adopt SFAS No. 143 as of the beginning of fiscal year 2003. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The initial amount to be recognized will be at its fair value. The liability will be discounted and accretion expense will be recognized using the credit-adjusted risk-free interest rate in effect when the liability is initially recognized. The Company does not expect the adoption to have a significant impact on its financial position or results of operations.

         In December 2002, SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No. 123," was issued and provides alternative methods of transition for an entity that changes to the fair value based method of accounting for stock-based compensation, requires more prominent disclosure of the pro forma impact on earnings per share and requires such disclosures quarterly for interim periods beginning in 2003. The Company intends to adopt the interim disclosure requirements as of the beginning of fiscal year 2003 and to continue to account for stock-based compensation under APB No. 25.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This report, including the Shareholders' Letter, the material following the Shareholders' Letter, and Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of the federal securities laws. All statements, other than statements of historical facts, which address activities, events or developments that the Company expects or anticipates will or may occur in the future, including, but not limited to, such things as future capital expenditures, expansion, strategic plans, dividend payments, stock repurchases, growth of the Company's business and operations, including future cash flows, revenues and earnings, and other such matters are forward-looking statements. These forward-looking statements are based on many assumptions and factors, including, but not limited to, the effects of currency fluctuations, customer demand, fashion trends, competitive market forces, uncertainties related to the effect of competitive products and pricing, customer acceptance of the Company's merchandise mix and retail locations, the Company's reliance on a few key vendors for a significant portion of its merchandise purchases (and on one key vendor for approximately 44 percent of its merchandise purchases), unseasonable weather, risks associated with foreign global sourcing, including political instability, changes in import regulations and the presence of Severe Acute Respiratory Syndrome, the effect on the Company, its suppliers and customers, of any significant future increases in the cost of oil or petroleum products, economic conditions worldwide, any changes in business, political and economic conditions due to the threat of future terrorist activities in the United States or in other parts of the world and related U.S. military action overseas, and the ability of the Company to execute its business plans effectively with regard to each of its business units, including its plans for marquee and launch footwear component of its business. Any changes in such assumptions or factors could produce significantly different results. The Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.

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

         The Company's financial statements have been audited by KPMG LLP, the Company's independent auditors, whose report expresses their opinion with respect to the fairness of the presentation of these statements.

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

/s/ Matthew D. Serra

MATTHEW D. SERRA,
President and
Chief Executive Officer


/s/ Bruce L. Hartman

BRUCE L. HARTMAN,
Executive Vice President and
Chief Financial Officer

May 12, 2003

INDEPENDENT AUDITORS' REPORT

[KPMG LOGO]

To the Board of Directors and Shareholders of Foot Locker, Inc.

         We have audited the accompanying consolidated balance sheets of Foot Locker, Inc. and subsidiaries as of February 1, 2003 and February 2, 2002, and the related consolidated statements of operations, comprehensive income (loss), shareholders' equity and cash flows for each of the years in the three-year period ended February 1, 2003. These consolidated financial statements are the responsibility of Foot Locker, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Foot Locker, Inc. and subsidiaries as of February 1, 2003 and February 2, 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended February 1, 2003 in conformity with accounting principles generally accepted in the United States of America.

         As discussed in note 1 to the consolidated financial statements, the Company in 2002 changed its method of accounting for goodwill and other intangible assets, in 2001 changed its method of accounting for derivative financial instruments and hedging activities and in 2000 changed its method of accounting for sales under its layaway program.


KPMG LLP

New York, NY
March 12, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share amounts)                                            2002            2001             2000
---------------------------------------                                            ----            ----             ----
SALES                                                                            $ 4,509         $ 4,379         $ 4,356
Costs and Expenses
Cost of sales                                                                      3,165           3,071           3,047
Selling, general and administrative expenses                                         928             923             975
Depreciation and amortization                                                        149             154             151
Restructuring charges (income)                                                        (2)             34               1
Interest expense, net                                                                 26              24              22
                                                                                 -------         -------         -------
                                                                                   4,266           4,206           4,196
Other income                                                                          (3)             (2)            (16)
                                                                                 -------         -------         -------
                                                                                   4,263           4,204           4,180
                                                                                 -------         -------         -------
Income from continuing operations before income taxes                                246             175             176
Income tax expense                                                                    84              64              69
                                                                                 -------         -------         -------
Income from continuing operations                                                    162             111             107
                                                                                 -------         -------         -------
Loss from discontinued operations, net of income tax benefit of $(15)                 --              --             (50)

Loss on disposal of discontinued operations, net of income tax (benefit)
      expense of $(2), $ --  and $42, respectively                                    (9)            (19)           (296)
Cumulative effect of accounting change, net of income tax benefit of $ --             --              --              (1)
                                                                                 -------         -------         -------
NET INCOME (LOSS)                                                                $   153         $    92         $  (240)
                                                                                 =======         =======         =======
Basic earnings per share:
      Income from continuing operations                                          $  1.15         $  0.79         $  0.78
      Loss from discontinued operations                                            (0.06)          (0.13)          (2.51)
      Cumulative effect of accounting change                                          --              --           (0.01)
                                                                                 -------         -------         -------
Net income (loss)                                                                $  1.09         $  0.66         $ (1.74)
                                                                                 =======         =======         =======
Diluted earnings per share:
      Income from continuing operations                                             1.10         $  0.77         $  0.77
      Loss from discontinued operations                                            (0.05)          (0.13)          (2.49)
      Cumulative effect of accounting change                                          --              --           (0.01)
                                                                                 -------         -------         -------
Net income (loss)                                                                $  1.05         $  0.64         $ (1.73)
                                                                                 =======         =======         =======

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions)                                                                      2002          2001          2000
-------------                                                                      ----          ----          ----
NET INCOME (LOSS)                                                                 $ 153         $  92         $(240)
Other comprehensive income (loss), net of tax

Foreign currency translation
adjustment:

Translation adjustment arising during the period                                     38           (12)          (19)
Less: reclassification adjustment for net loss included in (loss)
      income on disposal of discontinued operations                                  --            --           118
                                                                                  -----         -----         -----
Net foreign currency translation adjustment                                          38           (12)           99
Cash flow hedges:
Cumulative effect of accounting change, net of income tax expense of $1              --             1            --
Change in fair value of derivatives, net of income tax                               --            --            --
Reclassification adjustments, net of income tax benefit of $1                        --            (1)           --
                                                                                  -----         -----         -----
Net change in cash flow hedges                                                       --            --            --
Minimum pension liability adjustment, net of deferred tax expense
      (benefit) of $(56), $(71) and $2, respectively                                (83)         (115)            2
                                                                                  -----         -----         -----
COMPREHENSIVE INCOME (LOSS)                                                       $ 108         $ (35)        $(139)
                                                                                  =====         =====         =====

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(in millions)                                                                          2002          2001
-------------                                                                          ----          ----
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                             $  357        $  215
Merchandise inventories                                                                  835           793
Assets of discontinued operations                                                          2             5
Other current assets                                                                      90           102
                                                                                      ------        ------
                                                                                       1,284         1,115
PROPERTY AND EQUIPMENT, NET                                                              636           637
DEFERRED TAXES                                                                           240           238
GOODWILL                                                                                 136           135
INTANGIBLE ASSETS, NET                                                                    80            56
ASSETS OF BUSINESS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT (NOTE RECEIVABLE)            --            30
OTHER ASSETS                                                                             110            89
                                                                                      ------        ------
                                                                                      $2,486        $2,300
                                                                                      ======        ======
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                                                      $  251        $  272
Accrued liabilities                                                                      296           211
Liabilities of discontinued operations                                                     3             7
Current portion of repositioning and restructuring reserves                                3             6
Current portion of reserve for discontinued operations                                    18            16
Current portion of long-term debt and obligations under capital leases                     1            34
                                                                                      ------        ------
                                                                                         572           546
LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES                                      356           365
LIABILITIES OF BUSINESS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT                         --            12
OTHER LIABILITIES                                                                        448           385
SHAREHOLDERS' EQUITY                                                                   1,110           992
                                                                                      ------        ------
                                                                                      $2,486        $2,300
                                                                                      ======        ======

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                               2002                  2001                          2000
                                                               ----                  ----                          ----
(shares in thousands, amounts in millions)            SHARES       AMOUNT     Shares       Amount        Shares        Amount
------------------------------------------            ------       ------     ------       ------        ------        ------
COMMON STOCK AND PAID-IN CAPITAL
Par value $.01 per share,
      500 million shares authorized
Issued at beginning of year                           139,981      $  363     138,691      $  351        137,542      $  337
Restricted stock issued under stock option
      and award plans                                      60          --         210          (2)            --          (1)
Forfeitures of restricted stock                            --           1          --           1             --           3
Amortization of stock issued under restricted
      stock option plans                                   --           2          --           2             --           2
Issued under director and employee stock plans,
      net of related tax benefit                        1,139          12       1,080          11          1,149          10
                                                      -------      ------     -------      ------        -------      ------
Issued at end of year                                 141,180         378     139,981         363        138,691         351
                                                      -------      ------     -------      ------        -------      ------
Common stock in treasury at beginning of year             (70)         --        (200)         (2)          (100)         (1)
Reissued under employee stock plans                        --          --         192           1            113           1
Restricted stock issued under stock option and
      award plans                                          30          --         210           2            100           1
Forfeitures of restricted stock                           (60)         (1)       (270)         (1)          (312)         (3)
                                                      -------      ------     -------      ------        -------      ------
Exchange of options                                        (5)         --          (2)         --             (1)         --
                                                      -------      ------     -------      ------        -------      ------
Common stock in treasury at end of year                  (105)         (1)        (70)         --           (200)         (2)
                                                      -------      ------     -------      ------        -------      ------
                                                      141,075         377     139,911         363        138,491         349
                                                      -------      ------     -------      ------        -------      ------
RETAINED EARNINGS

Balance at beginning of year                                          797                     705                        945
Net income (loss)                                                     153                      92                       (240)
Cash dividends declared on common stock                                (4)                     --                         --
                                                                   ------                  ------                     ------
Balance at end of year                                                946                     797                        705
                                                                   ------                  ------                     ------
ACCUMULATED OTHER COMPREHENSIVE LOSS

Foreign Currency Translation Adjustment

Balance at beginning of year                                          (53)                    (41)                      (140)
Aggregate translation adjustment                                       38                     (12)                        99
                                                                   ------                  ------                     ------
Balance at end of year                                                (15)                    (53)                       (41)
                                                                   ------                  ------                     ------
Cash Flow Hedges
Balance at beginning of year                                           --                      --                         --
Change during year, net of income tax                                  --                      --                         --
                                                                   ------                  ------                     ------
Balance at end of year                                                 --                      --                         --
Minimum Pension Liability Adjustment
Balance at beginning of year                                         (115)                     --                         (2)
Change during year, net of deferred
      tax expense (benefit)                                           (83)                   (115)                         2
                                                                   ------                  ------                     ------
Balance at end of year                                               (198)                   (115)                        --
                                                                   ------                  ------                     ------
TOTAL ACCUMULATED OTHER COMPREHENSIVE LOSS                           (213)                   (168)                       (41)
                                                                   ------                  ------                     ------
TOTAL SHAREHOLDERS' EQUITY                                         $1,110                  $  992                     $1,013
                                                                   ======                  ======                     ======

See Accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)                                                                      2002       2001      2000
-------------                                                                      ----       ----      ----
FROM OPERATING ACTIVITIES
Net income (loss)                                                                 $ 153      $  92      $(240)
Adjustments to reconcile net income (loss) to net cash provided by operating activities of continuing operations:
      Loss on disposal of discontinued operations, net of tax                         9         19        296
      Loss from discontinued operations, net of tax                                  --         --         50
      Restructuring charges (income)                                                 (2)        34          1
      Cumulative effect of accounting change, net of tax                             --         --          1
      Depreciation and amortization                                                 149        154        151
      Impairment of long-lived assets                                                 7          2         --
      Restricted stock compensation expense                                           2          2          2
      Tax benefit on stock compensation                                               2          2          2
      Gains on sales of real estate                                                  (3)        (1)       (10)
      Gains on sales of assets and investments                                       --         (1)        (5)
      Deferred income taxes                                                          38         38         21
      Change in assets and liabilities, net of acquisitions and dispositions:
            Merchandise inventories                                                 (22)       (69)       (36)
            Accounts payable and other accruals                                     (22)         9         36
            Repositioning and restructuring reserves                                 (3)       (62)       (38)
            Income taxes payable                                                     42        (45)         7
            Other, net                                                               (3)        30         27
                                                                                  -----      -----      -----
NET CASH PROVIDED BY OPERATING ACTIVITIES OF CONTINUING OPERATIONS                  347        204        265
                                                                                  -----      -----      -----
FROM INVESTING ACTIVITIES
Proceeds from sales of assets and investments                                        --         19          7
Proceeds from sales of real estate                                                    6          1         18
Lease acquisition costs                                                             (18)       (20)       (17)
Capital expenditures                                                               (150)      (116)       (94)
                                                                                  -----      -----      -----
NET CASH USED IN INVESTING ACTIVITIES OF CONTINUING OPERATIONS                     (162)      (116)       (86)
                                                                                  -----      -----      -----
FROM FINANCING ACTIVITIES
Decrease in short-term debt                                                          --         --        (71)
Issuance of convertible long-term debt                                               --        150         --
Debt issuance costs                                                                  --         (8)        --
Reduction in long-term debt                                                         (41)       (58)      (100)
Reduction in capital lease obligations                                               (1)        (4)        (5)
Dividends paid on common stock                                                       (4)        --         --
Issuance of common stock                                                             10          9          9
                                                                                  -----      -----      -----
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES OF CONTINUING OPERATIONS        (36)        89       (167)
                                                                                  -----      -----      -----
NET CASH USED IN DISCONTINUED OPERATIONS                                            (10)       (75)       (67)
                                                                                  -----      -----      -----
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS                     3          4          2
                                                                                  -----      -----      -----
NET CHANGE IN CASH AND CASH EQUIVALENTS                                             142        106        (53)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                      215        109        162
                                                                                  -----      -----      -----
CASH AND CASH EQUIVALENTS AT END OF YEAR                                          $ 357      $ 215      $ 109
                                                                                  -----      -----      -----
CASH PAID DURING THE YEAR:
      Interest                                                                    $  27      $  36      $  36
      Income taxes                                                                $  39      $  35      $  31
                                                                                  -----      -----      -----

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

REPORTING YEAR

The reporting period for the Company is the Saturday closest to the last day in January. Fiscal years 2002 and 2001 represented the 52 weeks ended February 1, 2003 and February 2, 2002, respectively. Fiscal 2000 ended February 3, 2001 and included 53 weeks. References to years in this annual report relate to fiscal years rather than calendar years.

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

STORE PRE-OPENING AND CLOSING COSTS

Store pre-opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the estimated post-closing lease exit costs, less the fair market value of sublease rental income, is provided for once the store ceases to be used, in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which the Company adopted in 2002.

ADVERTISING COSTS

Advertising and sales promotion costs are expensed at the time the advertising or promotion takes place, net of reimbursements for cooperative advertising. Cooperative advertising income earned for the launch and promotion of certain products is agreed upon with vendors and is recorded in the same period as the associated expense is incurred. Advertising costs as a component of selling, general and administrative expenses of $73.8 million in 2002, $79.7 million in 2001 and $80.9 million in 2000 were net of reimbursements for cooperative advertising of $15.4 million in 2002, $8.8 million in 2001 and $6.9 million in 2000.

CATALOG COSTS

Catalog costs, which primarily comprise paper, printing, and postage, are capitalized and amortized over the expected customer response period to each catalog, generally 60 days. Cooperative income earned for the promotion of certain products is agreed upon with vendors and is recorded in the same period as the associated catalog expenses are amortized. Catalog costs as a component of selling, general and administrative expenses of $39.0 million in 2002, $37.7 million in 2001 and $37.4 million in 2000 were net of cooperative reimbursements of $2.9 million in 2002, $2.3 million in 2001 and $1.3 million in 2000. Prepaid catalog costs totaled $3.5 million at February 1, 2003 and February 2, 2002.

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

(in millions)                            2002       2001        2000
-------------                            ----       ----        ----
NUMERATOR:
Income from continuing operations       $  162     $  111     $  107
Effect of Dilution:
Convertible debt                             5          3         --
                                        ------     ------     ------
Income from continuing operations
      assuming dilution                 $  167     $  114     $  107
                                        ======     ======     ======
DENOMINATOR:
Weighted-average common
      shares outstanding                 140.7      139.4      137.9
Effect of Dilution:

Stock options and awards                   0.6        1.3        1.2
Convertible debt                           9.5        6.2         --
                                        ------     ------     ------
Weighted-average common shares
      outstanding assuming dilution      150.8      146.9      139.1
                                        ======     ======     ======

         Options to purchase 6.8 million, 3.1 million and 4.5 million shares of common stock for the years ended February 1, 2003, February 2, 2002 and February 3, 2001, respectively, were not included in the computations because the exercise price of the options was greater than the average market price of the common shares and, therefore, the effect of their inclusion would be antidilutive.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation by applying APB No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), as permitted by SFAS No. 123, "Accounting for Stock-Based

Compensation" ("SFAS No. 123"). In accordance with APB No. 25, compensation expense is not recorded for options granted if the option price is not less than the quoted market price at the date of grant. Compensation expense is also not recorded for employee purchases of stock under the 1994 Stock Purchase Plan. The plan, which is compensatory as defined in SFAS No. 123, is non-compensatory as defined in APB No. 25. SFAS No. 123 requires disclosure of the impact on earnings per share if the fair value method of accounting for stock-based compensation is applied for companies electing to continue to account for stock-based plans under APB No. 25.

         SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No. 123," which was issued in December 2002, provides alternative methods of transition for an entity that changes to the fair value based method of accounting for stock-based compensation and requires more prominent disclosure of the pro forma impact on earnings per share. Such disclosures are now required quarterly for interim periods beginning in 2003. Accounting for the Company's stock-based compensation during the three-year period ended February 1, 2003, in accordance with the fair value method provisions of SFAS No. 123 would have resulted in the following:

(in millions, except per share amounts)             2002       2001       2000
---------------------------------------             ----       ----       ----
Net income (loss):
      As reported                                  $ 153      $  92     $ (240)
      Compensation expense included in
         reported net income (loss), net of
         income tax benefit                            1          1          1
      Total compensation expense under
         fair value method for all awards,
         net of income tax benefit                   (6)         (7)        (4)
      Pro forma                                    $ 148      $  86     $ (243)
Basic earnings per share:
      As reported                                  $1.09      $0.66     $(1.74)
      Pro forma                                    $1.05      $0.62     $(1.76)
Diluted earnings per share:
      As reported                                  $1.05      $0.64     $(1.73)
      Pro forma                                    $1.02      $0.61     $(1.75)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

MERCHANDISE INVENTORIES AND COST OF SALES

Merchandise inventories for the Company's Athletic Stores are valued at the lower of cost or market using the retail inventory method. Cost for retail stores is determined on the last-in, first-out (LIFO) basis for domestic inventories and on the first-in, first-out (FIFO) basis for international inventories. Merchandise inventories of the Direct-to-Customers business are valued at FIFO cost. Transportation, distribution center and sourcing costs are capitalized in merchandise inventories.

         Cost of sales is comprised of the cost of merchandise, occupancy, buyers' compensation and shipping and handling costs. The cost of merchandise is recorded net of amounts received from vendors for damaged product returns, markdown allowances and volume rebates.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Significant additions and improvements to property and equipment are capitalized. Maintenance and repairs are charged to current operations as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated. Owned property and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets: 25 to 45 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Property and equipment under capital leases and improvements to leased premises are generally amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the remaining lease term. Capitalized software reflects certain costs related to software developed for internal use that are capitalized and amortized, after substantial completion of the project, on a straight-line basis over periods not exceeding 8 years. Capitalized software, net of accumulated amortization, is included in property and equipment and was $62.7 million at February 1, 2003 and $68.8 million at February 2, 2002.

         Effective as of the beginning of 2003, the Company will adopt SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate can be made. The carrying amount of the related long-lived asset shall be increased by the same amount as the liability and that amount will be depreciated or amortized consistent with the underlying long-lived asset. The difference between the fair value and the value of the ultimate liability will be accreted over time using the credit-adjusted risk-free interest rate in effect when the liability is initially recognized. Asset retirement obligations of the Company may include structural alterations to store locations and equipment removal costs from distribution centers required by certain leases. The Company does not expect the adoption of SFAS No. 143 to have a significant impact on its financial position or results of operations.

RECOVERABILITY OF LONG-LIVED ASSETS

Effective as of the beginning of 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which superseded SFAS No. 121. In accordance with SFAS No. 144, an impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amounts of long-lived tangible and intangible assets with finite lives may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company has identified this lowest level to be principally individual stores. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset with the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset with its estimated fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the Company's weighted-average cost of capital. The Company estimates fair value based on the best information available using estimates, judgments and projections as considered necessary.

GOODWILL AND INTANGIBLE ASSETS

In 2002, the Company adopted SFAS No. 142, "Goodwill and Intangible Assets," which requires that goodwill and intangible assets with indefinite lives no longer be amortized but reviewed for impairment if impairment indicators arise and, at a minimum, annually. Accordingly, the Company stopped amortizing goodwill in the first quarter of 2002 and completed its transitional review, which did not result in an impairment charge. The fair value of each reporting unit, which was determined using a market approach, exceeded the carrying value of each respective reporting unit. The Company will perform its annual impairment review as of the beginning of each fiscal year. Previously, goodwill was amortized on a straight-line basis over 20 years for acquisitions after 1995 and over 40 years prior to 1995. Recoverability was evaluated based upon estimated future profitability and cash flows.

         The following would have resulted had the provisions of the new standards been applied for 2001 and 2000:

(in millions, except per share amounts)              2001            2000
---------------------------------------              ----            ----
Income from continuing operations:
  As reported                                        $ 111           $ 107
  Pro forma                                          $ 118           $ 115
Basic earnings per share:
  As reported                                        $0.79           $0.78
  Pro forma                                          $0.84           $0.84
Diluted earnings per share:
  As reported                                        $0.77           $0.77
  Pro forma                                          $0.82           $0.83

         Separable intangible assets that are deemed to have finite lives will continue to be amortized over their estimated useful lives (but with no maximum life). Intangible assets with finite lives primarily reflect lease acquisition costs and are amortized over the lease term.

DERIVATIVE FINANCIAL INSTRUMENTS

All derivative financial instruments are recorded in the Consolidated Balance Sheets at their fair values. Changes in fair values of derivatives are recorded each period in earnings or other comprehensive income (loss), depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. The effective portion of the gain or loss on the hedging derivative instrument is reported as a component of other comprehensive income (loss) and reclassified to earnings in the period in which the hedged item affects earnings. To the extent derivatives do not qualify as hedges, or are ineffective, their changes in fair value are recorded in earnings immediately, which may subject the Company to increased earnings volatility. The adoption of SFAS No. 133 in 2001 did not have a material impact on the Company's consolidated earnings and reduced accumulated other comprehensive loss by approximately $1 million.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The carrying value of cash and cash equivalents and other current receivables approximate fair value due to the short-term maturities of these assets. Quoted market prices of the same or similar instruments are used to determine fair value of long-term debt and forward foreign exchange contracts. Discounted cash flows are used to determine the fair value of long-term investments and notes receivable if quoted market prices on these instruments are unavailable.

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

INSURANCE LIABILITIES

The Company is primarily self-insured for health care, workers' compensation and general liability costs. Accordingly, provisions are made for the Company's actuarially determined estimates of discounted future claim costs for such risks for the aggregate of claims reported and claims incurred but not yet reported. Self-insured liabilities totaled $16.1 million and $20.3 million at February 1, 2003 and February 2, 2002, respectively. Imputed interest expense related to these liabilities was $2 million in both 2002 and 2001 and $1 million in 2000.

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

RECLASSIFICATIONS

Certain balances in prior fiscal years have been reclassified to conform to the presentation adopted in the current year. In addition, the adoption of SFAS No. 144 in 2002, which also supersedes the accounting and reporting requirements of APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events," required balance sheet reclassifications for the presentation of discontinued operations and other long-lived assets held for disposal.

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

         In the first quarter of 2001, the Company recorded a tax benefit of $5 million as a result of the implementation of tax planning strategies related to the discontinuance of the Northern Group. During the second quarter of 2001, the Company completed the liquidation of the 324 stores in the United States and recorded a charge to earnings of $12 million before-tax, or $19 million after-tax. The charge comprised the write-down of the net assets of the Canadian business to their net realizable value pursuant to the then pending transaction, which was partially offset by reduced severance costs as a result of the transaction and favorable results from the liquidation of the U.S. stores and real estate disposition activity. On September 28, 2001, the Company completed the stock transfer of the 370 Northern Group stores in Canada, through one of its wholly-owned subsidiaries for approximately CAD$59 million (approximately US$38 million), which was paid in the form of a note (the "Note"). The purchaser agreed to obtain a revolving line of credit with a lending institution, satisfactory to the Company, in an amount not less than CAD$25 million (approximately US$17 million). Another wholly-owned subsidiary of the Company was the assignor of the store leases involved in the transaction and therefore retains potential liability for such leases. The Company also entered into a credit agreement with the purchaser to provide a revolving credit facility to be used to fund its working capital needs, up to a maximum of CAD$5 million (approximately US$3 million). The net amount of the assets and liabilities of the former operations was written down to the estimated fair value of the Note, approximately US$18 million. The transaction was accounted for pursuant to SEC Staff Accounting Bulletin Topic 5:E "Accounting for Divestiture of a Subsidiary or Other Business Operation," ("SAB Topic 5:E") as a "transfer of assets and liabilities under contractual arrangement" as no cash proceeds were received and the consideration comprised the Note, the repayment of which is dependent on the future successful operations of the business. The assets and liabilities related to the former operations were presented under the balance sheet captions as "Assets of business transferred under contractual arrangement (note receivable)" and "Liabilities of business transferred under contractual arrangement."

         In the fourth quarter of 2001, the Company further reduced its estimate for real estate costs by $5 million based on then current negotiations, which was completely offset by increased severance, personnel and other disposition costs.

         The Company recorded a charge of $18 million in the first quarter of 2002 reflecting the poor performance of the Northern Group stores in Canada since the date of the transaction. There was no tax benefit recorded related to the $18 million charge, which comprised a valuation allowance in the amount of the operating losses incurred by the purchaser and a further reduction in the carrying value of the net amount of the assets and liabilities of the former operations to zero, due to greater uncertainty with respect to the collectibility of the Note. This charge was recorded pursuant to SAB Topic 5:E, which requires accounting for the Note in a manner somewhat analogous to equity accounting for an investment in common stock.

         In the third quarter of 2002, the Company recorded a charge of approximately $1 million before-tax for lease exit costs in excess of previous estimates. In addition, the Company recorded a tax benefit of $2 million, which also reflected the impact of the tax planning strategies implemented related to the discontinuance of the Northern Group.

         On December 31, 2002, the Company-provided revolving credit facility expired, without having been used. Furthermore, the operating results of Northern Canada had significantly improved during the year such that the Company had reached an agreement in principle to receive CAD$5 million (approximately US$3 million) cash consideration in partial prepayment of the Note and accrued interest due and agreed to reduce the face value of the Note to CAD$17.5 million (approximately US$12 million). Based upon the improved results of the Northern Canada business, the Company believes there is no substantial uncertainty as to the amount of the future costs and expenses that could be payable by the Company. As indicated above, as the assignor of the Northern Canada leases, a wholly-owned subsidiary of the Company remains secondarily liable under those leases. As of February 1, 2003, the Company estimates that its gross contingent lease liability is between CAD$88 to $95 million (approximately US$57 to $62 million).

Based upon its assessment of the risk of having to satisfy that liability and the resultant possible outcomes of lease settlement, the Company currently estimates the expected value of the lease liability to be approximately US$2 million. The Company believes that it is unlikely that it would be required to make such contingent payments, and further, such contingent obligations would not be expected to have a material effect on the Company's consolidated financial position, liquidity or results of operations. As a result of the aforementioned developments, during the fourth quarter of 2002 circumstances changed sufficiently such that it became appropriate to recognize the transaction as an accounting divestiture.

         During the fourth quarter of 2002, as a result of the accounting divestiture, the Note was recorded in the financial statements at its estimated fair value of CAD$16 million (approximately US$10 million). The Company, with the assistance of an independent third party, determined the estimated fair value by discounting expected cash flows at an interest rate of 18 percent. This rate was selected considering such factors as the credit rating of the purchaser, rates for similar instruments and the lack of marketability of the Note. As the net assets of the former operations were previously written down to zero, the fair value of the Note was recorded as a gain on disposal within discontinued operations. There was no tax expense recorded related to this gain. The Company will no longer present the assets and liabilities of Northern Canada as "Assets of business transferred under contractual arrangement (note receivable)" and "Liabilities of business transferred under contractual arrangement," but rather will record the Note initially at its estimated fair value. At February 1, 2003, US$4 million is classified as a current receivable with the remainder classified as long term within other assets in the accompanying Consolidated Balance Sheet.

         Future adjustments, if any, to the carrying value of the Note will be recorded pursuant to SEC Staff Accounting Bulletin Topic 5:Z:5, "Accounting and Disclosure Regarding Discontinued Operations," which requires changes in the carrying value of assets received as consideration from the disposal of a discontinued operation to be classified within continuing operations. Interest income will also be recorded within continuing operations. The Company will recognize an impairment loss when, and if, circumstances indicate that the carrying value of the Note may not be recoverable. Such circumstances would include a deterioration in the business, as evidenced by significant operating losses incurred by the purchaser or nonpayment of an amount due under the terms of the Note.

         As the stock transfer on September 28, 2001 was accounted for in accordance with SAB Topic 5:E, a disposal was not achieved pursuant to APB
No. 30. If the Company had applied the provisions of Emerging Issues Task Force 90-16, "Accounting for Discontinued Operations Subsequently Retained" ("EITF 90-16"), prior reporting periods would not be restated, accordingly reported net income would not have changed. However, the results of operations of the Northern business segment in all prior periods would have been reclassified from discontinued operations to continuing operations. The incurred loss on disposal at September 28, 2001 would continue to be classified as discontinued operations, however, the remaining accrued loss on disposal at this date, of U.S. $24 million, primarily relating to the lease liability of the Northern U.S. business, would have been reversed as part of discontinued operations. Since the liquidation of this business was complete, this liability would have been recorded in continuing operations in the same period pursuant to EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." With respect to Northern Canada, the business was legally sold as of September 28, 2001 and thus operations would no longer be recorded, but instead the business would be accounted for pursuant to SAB Topic 5:E. In the first quarter of 2002, the $18 million charge recorded within discontinued operations would have been classified as continuing operations. Similarly, the $1 million benefit recorded in the third quarter of 2002 would also have been classified as continuing operations. Having achieved divestiture accounting in the fourth quarter of 2002 and applying the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company would have then reclassified all prior periods' results of the Northern Group to discontinued operations. Reported net income in each of the periods would not have changed and therefore the Company did not amend any of its prior filings.

         Net disposition activity of $13 million in 2002 included the $18 million reduction in the carrying value of the net assets and liabilities, recognition of the note receivable of $10 million, real estate disposition activity of $1 million and severance and other costs of $4 million. Net disposition activity of $116 million in 2001 included real estate disposition activity of $46 million, severance of $8 million, asset impairments of $23 million, operating losses of $28 million, a $5 million interest expense allocation based on intercompany debt balances and other costs of $6 million. The remaining reserve balance of $7 million at February 1, 2003 is expected to be utilized within twelve months.

         The net loss from discontinued operations for 2000 includes sales of $335 million, and an interest expense allocation of $10 million based on intercompany debt balances, restructuring charges of $3 million and long-lived asset impairment charges of $4 million.

         In 1998, the Company exited both its International General Merchandise and Specialty Footwear segments. In the second quarter of 2002, the Company recorded a $1 million charge for a lease liability related to a Woolco store in the former International General Merchandise segment, which was more than offset by a net reduction of $2 million before-tax, or $1 million after-tax, for each of the second and third quarters of 2002 in the Specialty Footwear reserve primarily reflecting real estate costs more favorable than original estimates.

         In 1997, the Company announced that it was exiting its Domestic General Merchandise segment. In the second quarter of 2002, the Company recorded a charge of $4 million before-tax, or $2 million after-tax, for legal actions related to this segment, which have since been settled. In addition, the successor-assignee of the leases of a former business included in the Domestic General Merchandise segment has filed a petition in bankruptcy, and rejected in the bankruptcy proceeding 15 leases it originally acquired from a subsidiary of the Company. There are currently several actions pending against this subsidiary by former landlords for the lease obligations. In the fourth quarter of 2002, the Company recorded a charge of $1 million after-tax related to certain actions. The Company estimates the gross contingent lease liability related to the remaining actions as approximately $9 million. The Company believes that it may have valid defenses, however as these actions are in the preliminary stage of proceedings, their outcome cannot be predicted with any degree of certainty.

         The remaining reserve balances for these three discontinued segments totaled $20 million as of February 1, 2003, $11 million of which is expected to be utilized within twelve months and the remaining $9 million thereafter.

The major components of the pre-tax losses (gains) on disposal and disposition activity related to the reserves is presented below:

NORTHERN GROUP                                   2000                           2001                              2002
--------------                                   ----                           ----                              ----
                                      Charge/     Net               Charge/     Net                  Charge/      Net
(in millions)                        (Income)   Usage     Balance  (Income)    Usage      Balance    (Income)    Usage    Balance
-------------                        --------   -----     -------  --------    -----      -------    --------    -----    -------
Realized loss - currency movement       $ 118    $(118)    $  --     $  --     $  --      $  --       $  --      $  --     $  --
Asset write-offs & impairments             19      (19)       --        23       (23)        --          18        (18)       --
Recognition of note receivable             --       --        --        --        --         --         (10)        10        --
Real estate & lease liabilities            68       --        68       (16)      (46)         6           1         (1)        6
Severance & personnel                      23       --        23       (13)       (8)         2          --         (2)       --
Operating losses & other costs             24       --        24        18       (39)         3          --         (2)        1
                                        -----    -----     -----     -----     -----      -----       -----      -----     -----
Total                                   $ 252    $(137)    $ 115     $  12     $(116)     $  11       $   9      $ (13)    $   7
                                        =====    =====     =====     =====     =====      =====       =====      =====     =====

INTERNATIONAL GENERAL
MERCHANDISE             1999                 2000                          2001                           2002
-----------             ----                 ----                          ----                           ----
                                 Charge/     Net              Charge/      Net               Charge/       Net
(in millions)         Balance   (Income)   Usage    Balance   (Income)    Usage    Balance   (Income)     Usage     Balance
-------------         -------   --------   -----    -------   --------    -----    -------   --------     -----     -------
Woolco                  $--       $--       $--        $--       $ 4       $(4)       $--       $ 1       $ --       $ 1
The Bargain! Shop        10         3        (6)         7        --        (1)         6        --         --         6
                        ---       ---       ---        ---       ---       ---        ---       ---       ----       ---
Total                   $10       $ 3       $(6)       $ 7       $ 4       $(5)       $ 6       $ 1       $ --       $ 7
                        ===       ===       ===        ===       ===       ===        ===       ===       ====       ===

                                   1999               2000                           2001                           2002
SPECIALTY FOOTWEAR                 ----               ----                           ----                           ----
                                           Charge/     Net                Charge/     Net               Charge/     Net
(in millions)                    Balance   (Income)   Usage     Balance   (Income)   Usage   Balance   (Income)    Usage    Balance
-------------                    -------   --------   -----     -------   --------   -----   -------   --------    -----    -------
Lease liabilities                  $ 15      $  1      $ (7)     $  9       $ --     $ (2)     $  7       $ (4)    $ (1)    $  2
Operating losses & other costs       13        (6)       (4)        3         --       (1)        2         --       (1)       1
                                   ----      ----      ----      ----       ----     ----      ----       ----     ----     ----
Total                              $ 28      $ (5)     $(11)     $ 12       $ --     $ (3)     $  9       $ (4)    $ (2)    $  3
                                   ====      ====      ====      ====       ====     ====      ====       ====     ====     ====



DOMESTIC GENERAL           1999                 2000                           2001                           2002
MERCHANDISE                ----                 ----                           ----                           ----
                                    Charge/      Net              Charge/       Net               Charge/     Net
(in millions)            Balance   (Income)    Usage    Balance   (Income)    Usage    Balance   (Income)    Usage     Balance
-------------            -------   --------    -----    -------   --------    -----    -------   --------    -----     -------
Lease liabilities           $16       $ 4       $(4)       $16       $--       $(6)       $10       $--       $(3)       $ 7
Legal and other costs         7        --        (5)         2         3        (3)         2         5        (4)         3
                            ---       ---       ---        ---       ---       ---        ---       ---       ---        ---
Total                       $23       $ 4       $(9)       $18       $ 3       $(9)       $12       $ 5       $(7)       $10
                            ===       ===       ===        ===       ===       ===        ===       ===       ===        ===

         The results of operations and assets and liabilities for the Northern Group segment, the International General Merchandise segment, the Specialty Footwear segment and the Domestic General Merchandise segment have been classified as discontinued operations for all periods presented in the Consolidated Statements of Operations and Consolidated Balance Sheets.

         Presented below is a summary of the assets and liabilities of discontinued operations at February 1, 2003 and February 2, 2002. The Northern Group assets and liabilities of discontinued operations primarily comprised the Northern Group stores in the U.S. Liabilities included accounts payable, restructuring reserves and other accrued liabilities. The net assets of the Specialty Footwear and Domestic General Merchandise segments consist primarily of fixed assets and accrued liabilities.

                                                         Domestic
                               Northern   Specialty       General
(in millions)                     Group    Footwear   Merchandise       Total
-------------                     -----    --------   -----------       -----
2002
Assets                             $--          $--           $ 2         $ 2
Liabilities                          1           --             2           3
                                   ---          ---           ---         ---
                                   $(1)         $--           $--         $(1)
                                   ===          ===           ===         ===
2001
Assets                             $ 1          $ 2           $ 2         $ 5
Liabilities                          3            1             3           7
                                   ---          ---           ---         ---
                                   $(2)         $ 1           $(1)        $(2)
                                   ===          ===           ===         ===

3. REPOSITIONING AND RESTRUCTURING RESERVES

1999 RESTRUCTURING

Total restructuring charges of $96 million before-tax were recorded in 1999 for the Company's restructuring program to sell or liquidate eight non-core businesses. The restructuring plan also included an accelerated store-closing program in North America and Asia, corporate headcount reduction and a distribution center shutdown.

         Throughout 2000, the disposition of Randy River Canada, Foot Locker Outlets, Colorado, Going to the Game!, Weekend Edition and the accelerated store closing programs were essentially completed and the Company recorded additional restructuring charges of $8 million. In the third quarter of 2000, management decided to continue to operate Team Edition as a manufacturing business, primarily as a result of the resurgence of the screen print business. The Company completed the sales of The San Francisco Music Box Company and the assets related to its Burger King and Popeye's franchises in 2001, for cash proceeds of approximately $14 million and $5 million, respectively. Restructuring charges of $33 million in 2001 and reductions to the reserves of $2 million in 2002 were primarily due to The San Francisco Music Box Company sale. The remaining reserve balance of $1 million at February 1, 2003 is expected to be utilized within twelve months.

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

         In connection with the disposition of several of its non-core businesses, the Company reduced sales support and corporate staff by over 30 percent, reduced divisional staff and consolidated the management of Kids Foot Locker and Lady Foot Locker into one organization. In addition, the Company closed its Champs Sports distribution center in Maumelle, Arkansas and consolidated its operations with the Foot Locker facility located in Junction City, Kansas. Total restructuring charges of $20 million were recorded in 1999 and approximately 400 positions were eliminated. In 2000, the Company recorded a reduction to the corporate reserve of $7 million, $5 million of which related to the agreement to sublease its Maumelle distribution center and sell the associated fixed assets, which had been impaired in 1999, for proceeds of approximately $3 million. A further $2 million reduction reflected better than anticipated real estate and severance payments. In the fourth quarter of 2001, the Company recorded a $1 million restructuring charge in connection with the termination of its Maumelle distribution center lease, which was completed in 2002.

         Included in the consolidated results of operations are sales of $54 million and $139 million and operating losses of $12 million and $4 million in 2001 and 2000, respectively, for the above non-core businesses and under-performing stores, excluding Team Edition.

1993 REPOSITIONING AND 1991 RESTRUCTURING

The Company recorded charges of $558 million in 1993 and $390 million in 1991 to reflect the anticipated costs to sell or close under-performing specialty and general merchandise stores in the United States and Canada. Under the 1993 repositioning program, approximately 970 stores were identified for closing. Approximately 900 stores were closed under the 1991 restructuring program. The remaining reserve balance of $2 million at February 1, 2003, is expected to be substantially utilized within twelve months.

The components of the restructuring charges and disposition activity related to the reserves is presented below:

NON-CORE BUSINESSES         1999                2000                        2001                         2002
-------------------         ----                ----                        ----                         ----
                                     Charge/     Net             Charge/      Net            Charge/     Net
(In Millions)             Balance   (Income)   Usage   Balance   (Income)   Usage   Balance  (Income)   Usage    Balance
-------------             -------   --------   -----   -------   --------   -----   -------  --------   -----    -------
Real estate                $ 16       $  1      $(13)    $  4       $ --     $ (3)    $  1     $ --      $ --      $  1
Asset impairment             --          5        (5)      --         30      (30)      --       --        --        --
Severance & personnel         2          3        (3)       2         --       (2)      --       --        --        --
Other disposition costs       6         (1)       (2)       3          3       (3)       3       (2)       (1)       --
                           ----       ----      ----     ----       ----     ----     ----     ----      ----      ----
Total                      $ 24       $  8      $(23)    $  9       $ 33     $(38)    $  4     $ (2)     $ (1)     $  1
                           ====       ====      ====     ====       ====     ====     ====     ====      ====      ====


ACCELERATED STORE-CLOSING
PROGRAM                      1999                 2000                        2001                         2002
-------                      ----                 ----                        ----                         ----
                                       Charge/    Net               Charge/    Net               Charge/    Net
(in millions)               Balance   (Income)  Usage    Balance   (Income)   Usage    Balance  (Income)   Usage   Balance
-------------               -------   --------  -----    -------   --------   -----    -------  --------   -----   -------
Real estate                   $ 3       $ --     $(3)     $ --       $ --     $ --       $ --     $ --     $ --     $ --
Severance & personnel           1         --      (1)       --         --       --         --       --       --       --
Other disposition costs         1         --      (1)       --         --       --         --       --       --       --
                              ---       ----     ---      ----       ----     ----       ----     ----     ----     ----
Total                         $ 5       $ --     $(5)     $ --       $ --     $ --       $ --     $ --     $ --     $ --
                              ===       ====     ===      ====       ====     ====       ====     ====     ====     ====

CORPORATE OVERHEAD AND
LOGISTICS                    1999                 2000                            2001                            2002
---------                    ----                 ----                            ----                            ----
                                     Charge/       Net               Charge/      Net                Charge/      Net
(in millions)              Balance   (Income)     Usage    Balance   (Income)    Usage    Balance    (Income)    Usage      Balance
-------------              -------   --------     -----    -------   --------    -----    -------    --------    -----      -------
Real estate                   $ 3       $(1)       $(2)       $--       $ 1       $--        $ 1       $ --       $(1)       $ --
Severance & personnel          11        (1)        (8)         2        --        (2)        --         --        --          --
Other disposition costs         1        (5)         4         --        --        --         --         --        --          --
                              ---       ---        ---        ---       ---       ---        ---       ----       ---        ----
Total                         $15       $(7)       $(6)       $ 2       $ 1       $(2)       $ 1       $ --       $(1)       $ --
                              ===       ===        ===        ===       ===       ===        ===       ====       ===        ====

TOTAL 1999 RESTRUCTURING      1999               2000                              2001                            2002
------------------------      ----               ----                              ----                            ----
                                       Charge/     Net                Charge/      Net                Charge/      NET
(in millions)               Balance   (Income)    Usage    Balance   (Income)     Usage    Balance    (Income)    Usage    Balance
-------------               -------   --------    -----    -------   --------     -----    -------    --------    -----    -------
Real estate                   $ 22       $ --      $(18)     $  4       $  1       $ (3)     $  2       $ --      $ (1)     $  1
Asset impairment                --          5        (5)       --         30        (30)       --         --        --        --
Severance & personnel           14          2       (12)        4         --         (4)       --         --        --        --
Other disposition costs          8         (6)        1         3          3         (3)        3         (2)       (1)       --
                              ----       ----      ----      ----       ----       ----      ----       ----      ----      ----
Total                         $ 44       $  1      $(34)     $ 11       $ 34       $(40)     $  5       $ (2)     $ (2)     $  1
                              ====       ====      ====      ====       ====       ====      ====       ====      ====      ====

1993 REPOSITIONING AND
1991 RESTRUCTURING             1999                 2000                            2001                           2002
------------------             ----                 ----                            ----                           ----
                                       Charge/      Net               Charge/        Net               Charge/     Net
(in millions)               Balance   (Income)    Usage    Balance   (Income)      Usage   Balance    (Income)    Usage    Balance
-------------               -------   --------    -----    -------   --------      -----   -------    --------    -----    -------
Real estate                   $ 6       $ --       $(3)       $ 3       $ --       $(2)       $ 1       $ --      $--       $ 1
Other disposition costs         3         --        --          3         --        (1)         2         --       (1)        1
                              ---       ----       ---        ---       ----       ---        ---       ----      ---       ---
Total                         $ 9       $ --       $(3)       $ 6       $ --       $(3)       $ 3       $ --      $(1)      $ 2
                              ===       ====       ===        ===       ====       ===        ===       ====      ===       ===

TOTAL RESTRUCTURING RESERVES    1999               2000                          2001                          2002
----------------------------    ----               ----                          ----                          ----
                                        Charge/     Net              Charge/     Net               Charge/     Net
(in millions)                 Balance  (Income)   Usage    Balance   (Income)   Usage   Balance    (Income)   Usage    Balance
-------------                 -------  --------   -----    -------   --------   -----   -------    --------   -----    -------
Real estate                    $ 28     $ --      $(21)     $  7       $  1     $ (5)     $  3       $ --     $ (1)     $  2
Asset impairment                 --        5        (5)       --         30      (30)       --         --       --        --
Severance & personnel            14        2       (12)        4         --       (4)       --         --       --        --
Other disposition costs          11       (6)        1         6          3       (4)        5         (2)      (2)        1
                               ----     ----      ----      ----       ----     ----      ----       ----     ----      ----
Total                          $ 53     $  1      $(37)     $ 17       $ 34     $(43)     $  8       $ (2)    $ (3)     $  3
                               ====     ====      ====      ====       ====     ====      ====       ====     ====      ====

4. OTHER INCOME

In 2002, other income of $2 million related to the condemnation of a part-owned and part-leased property for which the Company received proceeds of $6 million. Other income also included real estate gains from the sale of corporate properties of $1 million in both 2002 and 2001 and $11 million in 2000.

         In 2001, the Company recorded an additional $1 million gain related to the 1999 sale of the assets of its Afterthoughts retail chain. Other income in 2000 also reflected a $6 million gain associated with the demutualization of the Metropolitan Life Insurance Company, offset by a $1 million adjustment to the 1998 gain on sale of the Garden Centers nursery business.

5. IMPAIRMENT OF LONG-LIVED ASSETS

The Company recorded non-cash pre-tax charges in selling, general and administrative expenses of approximately $7 million and $2 million in 2002 and 2001, respectively, which represented impairment of long-lived assets such as store fixtures and leasehold improvements related to Athletic Stores.

         In addition, the Company recorded non-cash pre-tax asset impairment charges of $30 million and $5 million, related to assets held for sale in 2001 and 2000, respectively. These charges primarily related to the disposition of The San Francisco Music Box Company, which was sold in 2001, and were included in the net restructuring charges of $34 million and $1 million recorded in 2001 and 2000, respectively.

6. SEGMENT INFORMATION

The Company has determined that its reportable segments are those that are based on its method of internal reporting, which disaggregates its business by product category. As of February 1, 2003, the Company has two reportable segments, Athletic Stores, which sells athletic footwear and apparel through its various retail stores, and Direct-to-Customers, which includes the Company's catalogs and Internet business. The disposition of all formats presented as "All Other" was completed during 2001.

         The accounting policies of both segments are the same as those described in the "Summary of Significant Accounting Policies." The Company evaluates performance based on several factors, of which the primary financial measure is operating results. Operating profit before corporate expense, net reflects income from continuing operations before income taxes, corporate expense, non-operating income and net interest expense.

SALES

(in millions)                            2002        2001           2000
-------------                            ----        ----           ----
Athletic Stores                        $4,160      $3,999         $3,954
Direct-to-Customers                       349         326            279
                                       ------      ------         ------
                                        4,509       4,325          4,233
All Other                                  --          54            123
                                       ------      ------         ------
Total sales                            $4,509      $4,379         $4,356
                                       ======      ======         ======

OPERATING RESULTS

(in millions)                                  2002        2001           2000
-------------                                  ----        ----           ----
Athletic Stores(1)                             $280        $283           $271
Direct-to-Customers                              40          24              1
                                               ----        ----           ----
                                                320         307            272
All Other(2)                                      1        (44)           (12)
                                               ----        ----           ----
Operating profit before corporate
  expense, net                                  321         263            260
Corporate expense(3)                             52          65             79
                                               ----        ----           ----
Operating profit                                269         198            181
Non-operating income                              3           1             17
Interest expense, net                            26          24             22
                                               ----        ----           ----
Income from continuing operations
  before income taxes                          $246        $175           $176
                                               ====        ====           ====

(1) 2002 and 2000 include reductions in restructuring charges of $1 million and $4 million, respectively.

(2) 2002 includes a $1 million reduction in restructuring charges. 2001 includes restructuring charges of $33 million, offset by a $1 million adjustment to the $164 million Afterthoughts gain in 1999. 2000 includes restructuring charges of $11 million.

(3) 2001 includes restructuring charges of $1 million. 2000 includes a $6 million reduction in restructuring charges.

                                               DEPRECIATION AND
                                                 AMORTIZATION               CAPITAL EXPENDITURES                TOTAL ASSETS
                                                 ------------               --------------------                ------------
(in millions)                            2002        2001      2000      2002      2001      2000        2002       2001      2000
-------------                            ----        ----      ----      ----      ----      ----        ----       ----      ----
Athletic Stores                          $119        $115      $113      $124      $106       $66      $1,564     $1,474    $1,367
Direct-to-Customers(4)                      4          11         9         8         4         7         177        179       175
                                         ----        ----      ----      ----      ----       ---      ------     ------    ------
                                          123         126       122       132       110        73       1,741      1,653     1,542
All Other                                                                                       1                               36
Corporate                                  26          28        29        18         6        20         743        612       631
Assets of business transferred under
  contractual arrangement                                                                                  --         30
Discontinued operations, net                                                                                2          5        69
                                         ----        ----      ----      ----      ----       ---      ------     ------    ------
Total Company                            $149        $154      $151      $150      $116       $94      $2,486     $2,300    $2,278
                                         ====        ====      ====      ====      ====       ===      ======     ======    ======

(4) Decrease in 2002 depreciation and amortization primarily reflects the impact of no longer amortizing goodwill.

Sales and long-lived asset information by geographic area as of and for the fiscal years ended February 1, 2003, February 2, 2002 and February 3, 2001 is presented below. Sales are attributed to the country in which the sales originate, which is where the legal subsidiary is domiciled. Long-lived assets reflect property and equipment. No individual country included in the International category is significant.


SALES

(in millions)                            2002        2001          2000
-------------                            ----        ----          ----
United States                          $3,639      $3,686        $3,756
International                             870         693           600
                                       ------      ------        ------
Total sales                            $4,509      $4,379        $4,356
                                       ======      ======        ======


LONG-LIVED ASSETS

(in millions)                           2002        2001          2000
-------------                           ----        ----          ----
United States                           $518        $549          $610
International                            118          88            74
                                        ----        ----          ----
Total long-lived assets                 $636        $637          $684
                                        ====        ====          ====

7. MERCHANDISE INVENTORIES

(in millions)                           2002         2001
-------------                           ----         ----
LIFO inventories                        $622         $622
FIFO inventories                         213          171
                                        ----         ----
Total merchandise inventories           $835         $793
                                        ====         ====

The value of the Company's LIFO inventories, as calculated on a LIFO basis, approximates their value as calculated on a FIFO basis.

8. OTHER CURRENT ASSETS

(in millions)                                              2002         2001
Net receivables                                            $33          $ 31
Operating supplies and prepaid expenses                     37            31
Deferred taxes                                              15            40
Current portion of Northern Group note receivable            4            --
Fair value of derivative contracts                           1            --
                                                           ---          ----
                                                           $90          $102
                                                           ===          ====

9. PROPERTY AND EQUIPMENT, NET

(in millions)                                             2002           2001
-------------                                             ----           ----
LAND                                                     $    3        $    3
BUILDINGS:
  Owned                                                      32            34
  Leased                                                      1             2
FURNITURE, FIXTURES AND EQUIPMENT:
  Owned                                                     994           944
  Leased                                                     18            19
                                                         ------        ------
                                                          1,048         1,002
Less: accumulated depreciation                            (675)         (597)
                                                         ------        ------
                                                           373           405
ALTERATIONS TO LEASED AND OWNED BUILDINGS,
  NET OF ACCUMULATED AMORTIZATION                          263           232
                                                         ------        ------
                                                        $  636        $  637
                                                         ======        ======

10. GOODWILL

Goodwill increased by $1 million in 2002 due to the impact of foreign currency translation fluctuations. The carrying value of goodwill by operating segment was as follows:

(in millions)                                      2001            2002
-------------                                      ----            ----
Athletic Stores                                    $ 56           $ 55
Direct-to-Customers                                  80             80
                                                   ----           ----
                                                   $136           $135
                                                   ====           ====

11. INTANGIBLE ASSETS, NET

(in millions)                                                       2002         2001
-------------                                                       ----         ----
Intangible assets not subject to amortization                        $ 2         $ --
Intangible assets subject to amortization                             78           56
                                                                     ---          ---
                                                                     $80          $56
                                                                     ===          ===

Intangible assets not subject to amortization relate to the Company's U.S. defined benefit retirement plan. The additional minimum liability required at February 1, 2003, which represented the amount by which the accumulated benefit obligation exceeded the fair market value of plan assets, was offset by an intangible asset to the extent of previously unrecognized prior service costs of $2 million.

         Intangible assets subject to amortization comprise lease acquisition costs, which are required to secure prime lease locations and other lease rights, primarily in Europe. The weighted-average amortization period as of February 1, 2003 was 10 years. Amortization expense for lease acquisition costs was $8 million in 2002, $7 million in 2001 and $6 million in 2000. Annual estimated amortization expense is expected to be $10 million for 2003 and 2004 and approximately $9 million for 2005, 2006 and 2007. Finite life intangible assets subject to amortization, were as follows:

Lease Acquisition Costs (in millions)                               2002          2001
-------------------------------------                               ----          ----
Gross Carrying Amount                                               $114          $ 89
Accumulated Amortization                                             (36)          (33)
                                                                    ----          ----
Net                                                                 $ 78          $ 56
                                                                    ====          ====

12. OTHER ASSETS

(in millions)                                                       2002         2001
-------------                                                       ----         ----
Deferred tax costs                                                 $  39          $ 9
Investments and notes receivable                                      23           23
Income taxes receivable                                                8           28
Northern Group note receivable, net of current portion                 6           --
Fair value of derivative contracts                                     1           --
Other                                                                 33           29
                                                                    ----          ---
                                                                    $110          $89
                                                                    ====          ===

13. ACCRUED LIABILITIES

(in millions)                                        2001                 2002
-------------                                        ----                 ----
Pension and postretirement benefits                  $ 59                 $  9
Incentive bonuses                                      29                   32
Other payroll and related costs                        40                   37
Taxes other than income taxes                          34                   22
Property and equipment                                 25                   23
Income taxes payable                                   23                    6
Gift cards and certificates                            21                   21
Fair value of derivative contracts                      8                   --
Other operating costs                                  57                   61
                                                     ----                 ----
                                                     $296                 $211
                                                     ====                 ====

14. SHORT-TERM DEBT

At February 1, 2003, the Company had unused domestic lines of credit of $169 million, pursuant to a $190 million unsecured revolving credit agreement, which also provided for $21 million outstanding standby letters of credit. The Company has additional informal agreements with certain banks in the United States and internationally.

         In 2001, the Company amended its revolving credit agreement with several lending institutions, which included the reduction of the facility available for general corporate purposes from $300 million to $190 million. The agreement includes various restrictive covenants with which the Company is in compliance. Interest is determined at the time of borrowing based on variable rates and the Company's fixed charge coverage ratio, as defined in the agreement. The rates range from LIBOR plus 2.125 percent to LIBOR plus 2.375 percent. Up-front fees paid and direct costs incurred to amend the agreement are amortized over the life of the facility on a pro-rata basis. In addition, the quarterly facility fees paid on the unused portion were reduced to 0.5 percent in 2002 based on the Company's 2002 fixed charge coverage ratio. There were no short-term borrowings during 2002. The facility will expire in June 2004.

         Interest expense, including facility fees, related to short-term debt was $3 million in 2002, $4 million in 2001 and $12 million in 2000.

15. LONG-TERM DEBT AND OBLIGATIONS UNDER CAPITAL LEASES

In 2002, the Company repaid the remaining $32 million of the $40 million 7.00 percent medium-term notes that matured in October in addition to purchasing and retiring $9 million of the $200 million 8.50 percent debentures payable in 2022. The Company entered into an interest rate swap agreement in December 2002 to convert $50 million of the 8.50 percent debentures to variable rate debt. The fair value of the swap, included in other assets, was approximately $1 million at February 1, 2003 and the carrying value of the 8.50 percent debentures was increased by the corresponding amount. The interest rate swap did not have a significant impact on interest expense in 2002.

         In 2001, the Company issued $150 million of subordinated convertible notes due 2008, which bear interest at 5.50 percent and are convertible into the Company's common stock at the option of the holder, at a conversion price of $15.806 per share. The Company may redeem all or a portion of the notes at any time on or after June 4, 2004.

      Following is a summary of long-term debt and obligations under capital leases:

(in millions)                                               2002         2001
-------------                                               ----         ----
8.50% debentures payable 2022                               $192         $200
5.50% convertible notes payable 2008                         150          150
7.00% medium-term notes payable 2002                          --           32
                                                            ----         ----
Total long-term debt                                         342          382
Obligations under capital leases                              15           17
                                                            ----         ----
                                                             357          399
Less: Current portion                                          1           34
                                                            ----         ----
                                                            $356         $365
                                                            ====         ====

      Maturities of long-term debt and minimum rent payments under capital leases in future periods are:

                                        Long-Term     Capital
(in millions)                                Debt      Leases        Total
-------------                                ----      ------        -----
2003                                         $ --         $ 1         $  1
2007                                           --          14           14
Thereafter                                    342          --          342
                                             ----         ---         ----
                                              342          15            1
Less: Current portion                          --           1            1
                                             ----         ---         ----
                                             $342         $14         $356
                                             ====         ===         ====

         Interest expense related to long-term debt and capital lease obligations, including the amortization of the associated debt issuance costs, was $28 million in 2002, $29 million in 2001 and $27 million in 2000.

16. LEASES

The Company is obligated under operating leases for a major portion of its store properties. Some of the store leases contain purchase or renewal options with varying terms and conditions. Management expects that in the normal course of business, expiring leases will generally be renewed or, upon making a decision to relocate, replaced by leases on other premises. Operating lease periods generally range from 5 to 10 years. Certain leases provide for additional rent payments based on a percentage of store sales. The present value of operating leases is discounted using various interest rates ranging from 6 percent to 13 percent.

         Rent expense consists of the following:

(in millions)                                2002      2001       2000
-------------                                ----      ----       ----
Rent                                         $495      $475       $464
Contingent rent based on sales                 11        11         12
Sublease income                                (1)       (1)        (1)
                                             ----      ----       ----
Total rent expense                           $505      $485       $475
                                             ====      ====       ====

         Future minimum lease payments under non-cancelable operating leases are:

(in millions)
2003                                                                    $  357
2004                                                                       328
2005                                                                       301
2006                                                                       276
2007                                                                       243
Thereafter                                                                 736
                                                                        ------
Total operating lease commitments                                       $2,241
                                                                        ======
Present value of operating lease commitments                            $1,571
                                                                        ======

17. OTHER LIABILITIES

(in millions)                                                  2002         2001
Pension benefits                                               $237         $144
Postretirement benefits                                         132          148
Deferred taxes                                                   16            9
Reserve for discontinued operations                               9           22
Repositioning and restructuring reserves                         --            2
Other                                                            54           60
                                                               ----         ----
                                                               $448         $385
                                                               ====         ====

18. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FOREIGN EXCHANGE RISK MANAGEMENT

The Company operates internationally and utilizes certain derivative financial instruments to mitigate its foreign currency exposures, primarily related to third-party and intercompany forecasted transactions. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and the methods of assessing hedge effectiveness and hedge ineffectiveness. Additionally, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss would be recognized in earnings immediately. No such gains or losses were recognized in earnings during 2002 or 2001. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not hold derivative financial instruments for trading or speculative purposes.

         The primary currencies to which the Company is exposed are the euro, the British Pound and the Canadian Dollar. When using a forward contract as a hedging instrument, the Company excludes the time value from the assessment of effectiveness. The change in a forward contract's time value is reported in earnings. For forward foreign exchange contracts designated as cash flow hedges of inventory, the effective portion of gains and losses is deferred as a component of accumulated other comprehensive loss and is recognized as a component of cost of sales when the related inventory is sold. For 2002, gains reclassified to cost of sales related to such contracts were approximately $1 million. Other comprehensive income of approximately $1 million, reflecting the impact of adoption of SFAS No. 133 at February 4, 2001, was substantially reclassified to earnings in 2001 and primarily related to such contracts. The Company enters into other forward contracts to hedge intercompany foreign currency royalty cash flows. The effective portion of gains and losses associated with these forward contracts is reclassified from accumulated other comprehensive loss to selling, general and administrative expenses in the same quarter as the underlying intercompany royalty transaction occurs. For 2002, losses reclassified to selling, general and administrative expenses related to such contracts were approximately $1 million and for 2001, such amounts were not material.

         For 2002, the fair value of forward contracts designated as cash flow hedges of inventory increased by approximately $1 million and was substantially offset by the change in fair value of forward contracts designated as cash flow hedges of intercompany royalties. The change in fair value of derivative financial instruments designated as cash flow hedges in 2001 was not material. The ineffective portion of gains and losses related to cash flow hedges recorded to earnings in 2002 and 2001 was not material. The Company is hedging forecasted transactions for no more than the next twelve months and expects all derivative-related amounts reported in accumulated other comprehensive loss to be reclassified to earnings within twelve months.

         The changes in fair value of forward contracts and option contracts that do not qualify as hedges are recorded in earnings. In 2002, the Company entered into certain forward foreign exchange contracts to hedge intercompany foreign-currency denominated firm commitments and recorded losses of approximately $9 million in selling, general and administrative expenses to reflect their fair value. These losses were more than offset by foreign exchange gains of approximately $13 million related to the underlying commitments, which will be settled in 2003 and 2004. In 2001, the Company recorded a loss of approximately $1 million for the change in fair value of derivative instruments not designated as hedges, which was offset by a foreign exchange gain related to the underlying transactions.

         The fair value of derivative contracts outstanding at February 1, 2003 comprised current liabilities of $8 million, current assets of $1 million and other assets of $1 million. The fair value of derivative contracts outstanding at February 2, 2002 was not significant.

INTEREST RATE RISK MANAGEMENT

The Company has employed interest rate swaps to minimize its exposure to interest rate fluctuations. In 2002, the Company entered into an interest rate swap agreement with a notional amount of $50 million to receive interest at a fixed rate of 8.50 percent and pay interest at a variable rate of LIBOR plus 3.1 percent. The swap, which matures in 2022, has been designated as a fair value hedge of the changes in fair value of $50 million of the Company's 8.50 percent debentures payable in 2022 attributable to changes in interest rates. The fair value of the swap of approximately $1 million at February 1, 2003 was included in other assets and the carrying value of the 8.50 percent debentures was increased by the corresponding amount. There were no interest rate swap agreements in effect at February 2, 2002.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value and estimated fair value of long-term debt was $342 million and $341 million, respectively, at February 1, 2003, and $382 million and $380 million, respectively, at February 2, 2002. The carrying value and estimated fair value of long-term investments and notes receivable was $33 million and $32 million, respectively, at February 1, 2003, and $23 million and $20 million, respectively, at February 2, 2002. The carrying value of cash and cash equivalents and other current receivables approximates their fair value.

BUSINESS RISK

The retailing business is highly competitive. Price, quality and selection of merchandise, reputation, store location, advertising and customer service are important competitive factors in the Company's business. The Company operates in 14 countries and purchases merchandise from hundreds of vendors worldwide.

         In 2002, the Company purchased approximately 44.0 percent of its athletic merchandise from one major vendor and approximately 11.0 percent from another major vendor. The Company generally considers vendor relations to be satisfactory.

         Included in the Company's Consolidated Balance Sheet as of February 1, 2003, are the net assets of the Company's European operations totaling $242 million, which are located in 11 countries, 8 of which adopted the euro as their common currency on January 1, 2002.

19. INCOME TAXES

Following are the domestic and international components of pre-tax income from continuing operations:

(in millions)                               2002        2001         2000
Domestic                                    $160        $113         $136
International                                 86          62           40
                                            ----        ----         ----
Total pre-tax income                        $246        $175         $176
                                            ====        ====         ====

The income tax provision consists of the following:

(in millions)                                            2002        2001         2000
-------------                                            ----        ----         ----
CURRENT:
      Federal                                             $16         $ 7          $22
      State and local                                       5         (5)            9
      International                                        25          24           17
                                                          ---         ---          ---
Total current tax provision                                46          26           48
                                                          ---         ---          ---
DEFERRED:
      Federal                                              31          32           18
      State and local                                      --           7           (2)
      International                                         7          (1)           5
                                                          ---         ---          ---
Total deferred tax provision                               38          38           21
                                                          ---         ---          ---
Total income tax provision                                $84         $64          $69
                                                          ===         ===          ===

         Provision has been made in the accompanying Consolidated Statements of Operations for additional income taxes applicable to dividends received or expected to be received from international subsidiaries. The amount of unremitted earnings of international subsidiaries, for which no such tax is provided and which is considered to be permanently reinvested in the subsidiaries, totaled $146 million at February 1, 2003.

         A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pre-tax income from continuing operations is as follows:

                                                           2002       2001          2000
                                                           ----       ----          ----
Federal statutory income tax rate                         35.0%      35.0%          35.0%
State and local income taxes, net of
      federal tax benefit                                   2.0        3.5           3.0
International income taxed at
      varying rates                                         1.0       (1.0)         12.0
Foreign tax credit utilization                             (1.2)      (0.8)        (15.0)
Increase (decrease) in valuation
      allowance                                            (2.0)        --           3.0
Change in Canadian tax rates                                 --        1.1            --
State and local tax settlements                            (0.3)      (4.1)           --
Goodwill amortization                                        --        1.5           2.0
Tax exempt obligations                                     (0.1)        --            --
Work opportunity tax credit                                (0.3)      (0.5)         (2.0)
Other, net                                                  0.1        1.9           1.0
                                                           ----       ----          ----
Effective income tax rate                                  34.2%      36.6%         39.0%
                                                           ====       ====          ====

         Items that gave rise to significant portions of the deferred tax accounts are as follows:

(in millions)                                                    2002          2001
-------------                                                    ----          ----
DEFERRED TAX ASSETS:
      Tax loss/credit carryforwards                             $   91        $  152
      Employee benefits                                            162           134
      Reserve for discontinued operations                           10            10
      Repositioning and restructuring reserves                       3             5
      Property and equipment                                        76            91
      Allowance for returns and doubtful accounts                    6             6
      Straight-line rent                                            11             9
      Other                                                         25            21
                                                                ------        ------
Total deferred tax assets                                          384           428
      Valuation allowance                                         (117)         (138)
                                                                ------        ------
Total deferred tax assets, net                                     267           290
                                                                ------        ------
DEFERRED TAX LIABILITIES:
      Inventories                                                   25            18
      Other                                                          3             3
                                                                ------        ------
Total deferred tax liabilities                                      28            21
                                                                ------        ------
Net deferred tax asset                                          $  239        $  269
                                                                ======        ======
BALANCE SHEET CAPTION REPORTED IN:
      Deferred taxes                                            $  240        $  238
      Other current assets                                          15            40
      Other liabilities                                            (16)           (9)
                                                                ------        ------
                                                                $  239        $  269
                                                                ======        ======

         As of February 1, 2003, the Company had a valuation allowance of $117 million to reduce its deferred tax assets to an amount that is more likely than not to be realized. The valuation allowance primarily relates to the deferred tax assets arising from state tax loss carryforwards, tax loss carryforwards of certain foreign operations and capital loss carryforwards and unclaimed tax depreciation of the Canadian operations. The net change in the total valuation allowance for the year ended February 1, 2003, was principally due to current utilization and future benefit relating to state net operating losses and foreign tax credits, for which a valuation allowance is no longer necessary, and the expiration of certain state net operating losses for which there was a full valuation allowance, offset by an increase in the Canadian valuation allowance relating to a current year increase in deferred tax assets for which the Company does not expect to receive future benefit.

         Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances at February 1, 2003. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

         At February 1, 2003, the Company's tax loss/credit carryforwards included international operating loss carryforwards with a potential tax benefit of $24 million. Those expiring between 2003 and 2009 are $23 million and those that do not expire are $1 million. The Company also had state net operating loss carryforwards with a potential tax benefit of $35 million, which principally related to the 16 states where the Company does not file a combined return. These loss carryforwards expire between 2003 and 2020 as well as work opportunity tax credits totaling $2 million, which expire between 2013 and 2018. The Company had U.S. Federal alternative minimum tax credits and Canadian capital loss carryforwards of approximately $21 million and $9 million, respectively, which do not expire.

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

         The following tables set forth the plans' changes in benefit obligations and plan assets, funded status and amounts recognized in the Consolidated Balance Sheets:

                                                                                          Postretirement
                                                       Pension Benefits                      Benefits
                                                       ----------------                      --------
(in millions)                                       2002                2001          2002               2001
-------------                                       ----                ----          ----               ----
CHANGE IN BENEFIT OBLIGATION
      Benefit obligation at
         beginning of year                         $ 655              $ 647          $  37              $  57
      Service cost                                     8                  8             --                 --
      Interest cost                                   44                 45              2                  3
      Plan participants' contributions                --                 --              5                  4
      Actuarial (gain) loss                           43                 27             (3)                (1)
      Foreign currency translation
         adjustments                                   3                 (5)            --                 --
      Benefits paid                                  (68)               (67)           (11)               (11)
      Plan amendment                                  --                 --             --                (15)
      Curtailment                                     --                 (1)            --                 --
      Settlement                                      --                  1             --                 --
                                                   -----              -----          -----              -----
      Benefit obligation at
         end of year                               $ 685              $ 655          $  30              $  37
                                                   -----              -----          -----              -----
CHANGE IN PLAN ASSETS
      Fair value of plan assets at
         beginning of year                         $ 500              $ 612
      Actual return on plan assets                   (57)               (48)
      Employer contribution                            2                  7
      Foreign currency translation
         adjustments                                   3                 (4)
      Benefits paid                                  (68)               (67)
                                                   -----              -----          -----              -----
      Fair value of plan assets at
         end of year                               $ 380              $ 500
                                                   -----              -----          -----              -----
FUNDED STATUS
      Funded status                                $(305)             $(155)         $ (30)             $ (37)
      Unrecognized prior service cost                  5                  5            (12)               (13)
      Unrecognized net (gain) loss                   337                190            (96)              (105)
                                                   -----              -----          -----              -----
      Prepaid asset
         (accrued liability)                       $  37              $  40          $(138)             $(155)
                                                   =====              =====          =====              =====
BALANCE SHEET CAPTION REPORTED IN:
      Intangible assets                            $   2              $  --          $  --              $  --
      Accrued liabilities                            (53)                (2)            (6)                (7)
      Other liabilities                             (237)              (144)          (132)              (148)
      Accumulated other
         comprehensive income,
         pre-tax                                     325                186             --                 --
                                                   -----              -----          -----              -----
                                                   $  37              $  40          $(138)             $(155)
                                                   =====              =====          =====              =====

         As of February 1, 2003 and February 2, 2002, the accumulated benefit obligation for all pension plans, totaling $664 million and $642 million, respectively, exceeded plan assets.

         In 2001, the Company recorded a curtailment and settlement loss for its Canadian pension plan, in connection with the discontinuance of the Northern Group. The net charge of approximately $1 million was charged to the reserve for discontinued operations.

PRINCIPAL ASSUMPTIONS

                                                                             Pension Benefits            Postretirement Benefits
                                                                             ----------------            -----------------------
                                                                       2002        2001       2000      2002       2001       2000
                                                                       ----        ----       ----      ----       ----       ----
Weighted-average discount rate                                         6.50%       6.94%      7.44%     6.50%      7.00%      7.50%
Weighted-average rate of compensation increase                         3.65%       3.54%      4.95%       --         --       5.00%
Weighted-average expected long-term rate of return on assets           8.87%       8.87%      9.93%


The components of net benefit expense (income) are:                   Pension Benefits                Postretirement Benefits
                                                                      ----------------                -----------------------
(in millions)                                                    2002         2001        2000      2002       2001     2000
-------------                                                    ----         ----        ----      ----       ----     ----
Service cost                                                    $  8        $   8       $  8       $ --       $ --      $ --
Interest cost                                                     44           45         49          2          3         4
Expected return on plan assets                                   (50)         (58)       (61)        --         --        --
Amortization of prior service cost                                 1            1          1         (1)        (2)       --
Amortization of net (gain) loss                                    3           --         (1)       (12)        (9)       (9)
                                                                ----        -----       ----       ----       ----      ----
Net benefit expense (income)                                    $  6        $  (4)      $ (4)      $(11)      $ (8)     $ (5)
                                                                ====        =====       ====       ====       ====      ====

         Beginning in 2001, new retirees were charged the expected full cost of the medical plan and existing retirees will incur 100 percent of the expected future increase in medical plan costs. The substantive plan change increased postretirement benefit income by approximately $3 million for 2001 and was recorded as a prior service cost. In 2002, based on historical experience, the drop out rate assumption was increased for the medical plan, thereby shortening the expected amortization period, which decreased the accumulated postretirement benefit obligation at February 1, 2003 by approximately $6 million, and increased postretirement benefit income by approximately $3 million in 2002.

         For measurement purposes, a 13.0 percent increase in the cost of covered health care benefits was assumed for 2002, as compared with 15.0 percent for 2001. The rate was assumed to decline gradually to 5.0 percent in 2008 and remain at that level thereafter. For 2002 and 2001, a change in the health care cost trend rates assumed would not impact the accumulated benefit obligation or net benefit income since retirees will incur 100 percent of such expected future increases.

401(K) PLAN

The Company has a qualified 401(k) savings plan available to full-time employees who meet the plan's eligibility requirements. Effective January 1, 2002, this savings plan allows eligible employees to contribute up to 25 percent of their compensation on a pre-tax basis. Previously, the savings plan allowed eligible employees to contribute up to 15 percent. The Company matches 25 percent of the first 4 percent of the employees' contributions with Company stock. Such matching Company contributions are vested incrementally over 5 years. The charge to operations for the Company's matching contribution was $1.4 million, $1.3 million and $1.2 million in 2002, 2001 and 2000, respectively.

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

         The 2002 Foot Locker Directors' Stock Plan replaced both the Directors' Stock Plan, which was adopted in 1996 and the Directors' Stock Plan, which was adopted in 2000. There are 500,000 shares authorized under the 2002 plan. No further grants or awards may be made under either of the prior plans. Options granted prior to 2003 have a three-year vesting schedule. Options granted beginning in 2003 become exercisable one year from the date of grant.

         Under the Company's 1994 Employees Stock Purchase Plan, participating employees may contribute up to 10 percent of their annual compensation to acquire shares of common stock at 85 percent of the lower market price on one of two specified dates in each plan year. Of the 8,000,000 shares of common stock authorized for purchase under this plan, 745 participating employees purchased 254,115 shares in 2002. To date, a total of 1,507,968 shares have been purchased under this plan.

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

         The fair values of the issuance of the stock-based compensation pursuant to the Company's various stock option and purchase plans were estimated at the grant date using a Black-Scholes option pricing model.

                                                               Stock Option Plans                   Stock Purchase Plan
                                                               ------------------                   -------------------
                                                      2002         2001           2000         2002          2001          2000
                                                      ----         ----           ----         ----          ----          ----
Weighted-average risk free rate of interest            4.17%        4.17%          6.43%        2.59%         3.73%         5.36%
Expected volatility                                      42%          48%            55%          35%           40%           46%
Weighted-average expected award life              3.5 YEARS    4.0 years      3.9 years     .7 YEARS      .7 years      .7 years
Dividend yield                                          1.2%          --             --           --            --            --
Weighted-average fair value                           $5.11        $5.31          $4.99        $4.23         $4.42         $2.86

         The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options, and because the Company's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

         The information set forth in the following table covers options granted under the Company's stock option plans:

                                                                  2002                  2001                           2000
                                                                  ----                  ----                           ----
                                                                     WEIGHTED-                 Weighted-                  Weighted-
                                                          NUMBER       AVERAGE     Number        Average      Number        Average
                                                              OF      EXERCISE         of       Exercise          of       Exercise
(in thousands, except prices per share)                   SHARES         PRICE     Shares          Price      Shares          Price
---------------------------------------                   ------         -----     ------          -----      ------          -----
Options outstanding at beginning of year                   7,557        $14.63      7,696         $14.49       9,923         $15.12
Granted                                                    1,640        $15.72      2,324         $12.81       2,167         $10.50
Exercised                                                    783        $ 6.67        995         $ 7.28         811         $ 5.17
Expired or canceled                                          738        $19.80      1,468         $15.98       3,583         $15.93
                                                           -----        ------      -----         ------       -----         ------
Options outstanding at end of year                         7,676        $15.18      7,557         $14.63       7,696         $14.49
                                                           =====        ======      =====         ======       =====         ======
Options exercisable at end of year                         4,481        $15.94      4,371         $16.83       4,047         $18.78
                                                           -----        ------      -----         ------       -----         ------
Options available for future grant at end of year          6,739                    7,389                      8,652
                                                           =====        ======      =====         ======       =====         ======

The following table summarizes information about stock options outstanding and exercisable at February 1, 2003:

                                                    Options Outstanding                Options Exercisable
                                                    -------------------                -------------------
                                                        Weighted-
                                                          Average    Weighted-                   Weighted-
                                                        Remaining      Average                     Average
(in thousands, except prices per share)               Contractual     Exercise                    Exercise
Range of Exercise Prices                    Shares           Life        Price         Shares        Price
------------------------                    ------           ----        -----         ------        -----
$4.53 to $11.91                              2,354            7.0       $ 9.83          1,616       $ 9.14
$12.31 to $15.75                             1,955            6.8        13.80            980        14.39
$15.85 to $22.19                             2,437            7.0        17.56            955        19.93
$22.41 to $30.38                               930            4.1        25.45            930        25.45
                                             -----            ---       ------          -----       ------
$4.53 to $30.38                              7,676            6.6       $15.18          4,481       $15.94
                                             =====            ===       ======          =====       ======

22. RESTRICTED STOCK

Restricted shares of the Company's common stock may be awarded to certain officers and key employees of the Company under the 1998 Plan and the 1995 Plan. These awards fully vest after the passage of a restriction period, generally three to five years. There were 90,000, 420,000, and 100,000 restricted shares of common stock granted in 2002, 2001 and 2000, respectively. The market values of the shares at the date of grant amounted to $1.3 million in 2002, $5.4 million in 2001 and $0.6 million in 2000. The market values are recorded within shareholders' equity and are amortized as compensation expense over the related vesting periods. During 2002, 2001 and 2000, respectively, 60,000, 270,000 and 311,667 restricted shares were forfeited. The Company recorded compensation expense related to restricted shares of $1.9 million in 2002, $1.6 million in 2001 and $2.2 million in 2000.

23. SHAREHOLDER RIGHTS PLAN

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

         Upon exercise of the right, each holder of a right will be entitled to receive common stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the right. The rights, which cannot vote and cannot be transferred separately from the shares of common stock to which they are presently attached, expire on April 14, 2008 unless amended by the Board, or the rights are earlier redeemed or exchanged by the Company.

24. LEGAL PROCEEDINGS

Legal proceedings pending against the Company or its consolidated subsidiaries consist of ordinary, routine litigation, including administrative proceedings, incident to the businesses of the Company, as well as litigation incident to the sale and disposition of businesses that have occurred in the past several years. Management does not believe that the outcome of such proceedings will have a material effect on the Company's consolidated financial position, liquidity, or results of operations.

25. COMMITMENTS

In connection with the sale of various businesses and assets, the Company may be obligated for certain lease commitments transferred to third parties and pursuant to certain normal representations, warranties, or indemnifications entered into with the purchasers of such businesses or assets. Although the maximum potential amounts for such obligations cannot be readily determined, management believes that the resolution of such contingencies will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations. The Company is also operating certain stores for which lease agreements are in the process of being negotiated with landlords. Although there is no contractual commitment to make these payments, it is likely that a lease will be executed.

26. SHAREHOLDER INFORMATION AND MARKET PRICES (UNAUDITED)

Foot Locker, Inc. common stock is listed on the New York and Amsterdam stock exchanges as well as on the Lausanne and Elektronische Borse Schweiz (EBS) stock exchanges in Switzerland. In addition, the stock is traded on the Boston, Cincinnati, Chicago, Philadelphia and Pacific stock exchanges. The ticker symbol for the Company's common stock will be changed to "FL" from "Z", effective March 31, 2003.

         At February 1, 2003, the Company had 30,049 shareholders of record owning 141,075,235 common shares.

         Market prices for the Company's common stock were as follows:

                                2002                       2001
                                ----                       ----
                        HIGH            LOW        High            Low
                        ----            ---        ----            ---
COMMON STOCK
QUARTER
1st Q                  $17.95          $14.35      $14.20         $10.20
2nd Q                   16.00            9.02       17.65          12.64
3rd Q                   11.19            8.20       19.10          11.90
4th Q                   13.73            9.75       17.01          13.30

27. QUARTERLY RESULTS (UNAUDITED)

(in millions, except per share amounts)                        1st Q          2nd Q        3rd Q         4th Q         Year
---------------------------------------                        -----          -----        -----         -----         ----
SALES
2002                                                          $1,090         1,085         1,120         1,214        4,509
2001                                                          $1,072         1,048         1,104         1,155        4,379
GROSS MARGIN(A)

2002                                                          $  320           312           343           369(c)     1,344
2001                                                          $  326           306           327           349(d)     1,308
OPERATING PROFIT(B)

2002                                                          $   64            55            72(e)         78(f)       269
2001                                                          $   57             9            59            73(g)       198
INCOME FROM CONTINUING OPERATIONS

2002                                                          $   38(h)         33            43(h)         48          162(h)
2001                                                          $   32             4            33(i)         42          111(i)
NET INCOME (LOSS)

2002                                                          $   20(h)         31            45(h)         57          153(h)
2001                                                          $   37           (14)           33(i)         36           92(i)
BASIC EARNINGS PER SHARE:

2002
   Income from continuing operations                          $ 0.27(h)       0.23          0.30(h)       0.35         1.15(h)
   Income (loss) from discontinued operations                 $(0.13)        (0.01)         0.02          0.06        (0.06)
   Net income                                                 $ 0.14(h)       0.22          0.32(h)       0.41         1.09(h)
2001
   Income from continuing operations                          $ 0.23          0.03          0.24(i)       0.29         0.79(i)
   Income (loss) from discontinued operations                 $ 0.04         (0.13)           --         (0.04)       (0.13)
   Net income (loss)                                          $ 0.27         (0.10)         0.24(i)       0.25         0.66(i)
DILUTED EARNINGS PER SHARE:

2002
   Income from continuing operations                          $ 0.26(h)       0.22          0.29(h)       0.33         1.10(h)
   Income (loss) from discontinued operations                 $(0.12)        (0.01)         0.02          0.06        (0.05)
   Net income                                                 $ 0.14(h)       0.21          0.31(h)       0.39         1.05(h)
2001
   Income from continuing operations                          $ 0.23          0.03          0.23(i)       0.28         0.77(i)
   Income (loss) from discontinued operations                 $ 0.04         (0.13)           --         (0.04)       (0.13)
   Net income (loss)                                          $ 0.27         (0.10)         0.23(i)       0.24         0.64(i)

(a)      Gross margin represents sales less cost of sales.

(b) Operating profit represents income from continuing operations before income taxes, interest expense, net and non-operating income.

(c) Includes an increase in vendor allowances of $10 million as compared with the prior year fourth quarter.

(d) Includes income from vendor settlements related to prior years of $7 million.

(e)      Includes asset impairment charge of $1 million.

(f)      Includes asset impairment charge of $6 million.

(g)      Includes a $2 million asset impairment charge.

(h) As more fully described in note 2, in applying EITF 90-16 to the first quarter of 2002, the $18 million Northern charge recorded within discontinued operations would have been classified as continuing operations. Similarly, the $1 million benefit recorded in the third quarter of 2002 would have been classified as continuing operations. Income from continuing operations for the first and third quarters would have been $20 million and $44 million, respectively. Diluted earnings per share would have been $0.14 and $0.30 for the first and third quarters, respectively. Reported net income for the first and third quarters would have remained unchanged. After achieving divestiture accounting for Northern in the fourth quarter of 2002, these amounts would have been reclassified to reflect the results as shown above and as originally reported by the Company. As such, the Company has not amended these prior filings.

(i) As more fully described in note 2, applying EITF 90-16 in the third quarter of fiscal 2001, income from continuing operations would have been $13 million or $0.10 per basic and diluted earnings per share. This change would have represented the remaining accrued loss on disposal at the date of the Northern Canada stock transfer, which would have been reported within continuing operations. As such, income from continuing operations of fiscal year 2001 would have been $91 million or $0.65 and $0.64 per basic and diluted earnings per share, respectively. After achieving divestiture accounting for Northern in the fourth quarter of 2002, these amounts would have been reclassified to reflect the results as shown above and as originally reported by the Company. As such, the Company has not amended these prior filings.

28.  SUBSEQUENT EVENT (UNAUDITED)

On May 6, 2003, the amendments to the Northern Note were executed and a cash payment of CAD$5.2 million (approximately US$3.5 million) was received representing principal and interest through the date of the amendment. After taking into account this payment, the remaining principal due under the Note is CAD$17.5 million (approximately US$12 million). Under the terms of the renegotiated Note, a principal payment of CAD$1 million is due January 15, 2004. An accelerated principal payment of CAD$1 million may be due if certain events occur. The remaining amount of the Note is required to be repaid upon the occurrence of "payment events," as defined in the purchase agreement, but no later than September 28, 2008. Interest is payable semiannually and will accrue beginning on May 1, 2003 at a rate of 7.0 percent per annum.

FIVE YEAR-SUMMARY OF SELECTED FINANCIAL DATA

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and the notes thereto and other information contained elsewhere in this report. All selected financial data have been restated for discontinued operations.

($ in millions, except per share amounts)                        2002        2001        2000         1999          1998
-----------------------------------------                        ----        ----        ----         ----          ----
SUMMARY OF CONTINUING OPERATIONS
Sales                                                          $ 4,509      4,379        4,356        4,263        4,161
Gross margin                                                     1,344      1,308        1,309        1,164(1)     1,131
Selling, general and administrative expenses                       928        923          975          985        1,062
Restructuring charges (income)                                      (2)        34            1           85           --
Depreciation and amortization                                      149        154          151          169          139
Interest expense, net                                               26         24           22           51           44
Other income                                                        (3)        (2)         (16)        (223)        (100)
Income from continuing operations                                  162        111(4)       107(4)        59(4)        14(4)
Cumulative effect of accounting change(2)                           --         --           (1)           8           --
Basic earnings per share from continuing operations               1.15       0.79(4)      0.78(4)      0.43(4)      0.10(4)
Basic earnings per share from cumulative effect of
      accounting change                                             --         --        (0.01)        0.06           --
Diluted earnings per share from continuing operations             1.10       0.77(4)      0.77(4)      0.43(4)      0.10(4)
Diluted earnings per share from cumulative effect of
      accounting change                                             --         --        (0.01)        0.06           --
Common stock dividends declared                                   0.03         --           --           --           --
Weighted-average common shares outstanding (in millions)         140.7      139.4        137.9        137.2        135.4
Weighted-average common shares outstanding
      assuming dilution (in millions)                            150.8      146.9        139.1        138.2        135.9
                                                               =======      =====        =====        =====        =====
FINANCIAL CONDITION
Cash and cash equivalents                                      $   357        215          109          162          193
Merchandise inventories                                            835        793          730          697          786
Property and equipment, net                                        636        637          684          754          906
Total assets                                                     2,486      2,300        2,278        2,525        2,912
Short-term debt                                                     --         --           --           71          250
Long-term debt and obligations
under capital leases                                               357        399          313          418          517
Total shareholders' equity                                       1,110        992        1,013        1,139        1,038
                                                               =======      =====        =====        =====        =====
FINANCIAL RATIOS
Return on equity (ROE)                                            15.4%      11.1         10.0          5.4          1.2
Income from continuing operations
as a percentage of sales                                           3.6%       2.5(4)       2.5(4)       1.4(4)       0.3(4)
Net debt capitalization percent(3)                                58.6%      61.1         60.9         61.2         67.6
Net debt capitalization percent
      (without present value of operating leases)(3)                --       15.6         16.8         22.3         35.6
Current ratio                                                      2.2        2.0          1.5          1.5          1.4
                                                               =======      =====        =====        =====        =====
Capital Expenditures                                           $   150        116           94          152          512
Number of stores at year end                                     3,625      3,590        3,752        3,953        5,062
Total selling square footage at year end (in millions)            8.04       7.94         8.09         8.40         9.41
Total gross square footage at year end (in millions)             13.22      13.14        13.32        13.35        15.00
                                                               =======      =====        =====        =====        =====

(1) Includes a restructuring charge of $11 million related to inventory markdowns.

(2) 2000 reflects change in method of accounting for layaway sales (see note 1). 1999 reflects change in method for calculating the market-related value of pension plan assets.

(3)      Represents total debt, net of cash and cash equivalents.

(4) As more fully described in note 2, applying the provisions of EITF 90-16, income from continuing operations for 2001, 2000, 1999 and 1998 would have been reclassified to include the results of the Northern Group. Accordingly, income from continuing operations would have been $91 million, $57 million, $17 million and $3 million, respectively. As such, basic earnings per share would have been $0.65, $0.42, $0.13, and $0.02 for fiscal 2001, 2000, 1999 and 1998, respectively. Diluted earnings per share would have been $0.64, $0.41, $0.13 and $0.02 for fiscal 2001, 2000, 1999 and 1998, respectively. However, upon achieving divestiture accounting in the fourth quarter of 2002, the results would have been reclassified to reflect the results as shown above and as originally reported by the Company.

BOARD OF DIRECTORS

J. CARTER BACOT (1, 4, 6)
Non-Executive Chairman of the Board

MATTHEW D. SERRA (1, 5)
President and Chief Executive Officer

PURDY CRAWFORD (1, 2, 3)
Chairman of the Board
AT&T Canada

NICHOLAS DIPAOLO (2)
Vice Chairman and Chief Operating Officer
Bernard Chaus, Inc.

PHILIP H. GEIER JR. (3, 6)
Retired Chairman of the Board
and Chief Executive Officer
Interpublic Group of Companies, Inc.

JAROBIN GILBERT JR.(1, 2 ,4)
President and Chief Executive Officer
DBSS Group, Inc.

JAMES E. PRESTON (1, 3, 4, 6)
Retired Chairman of the Board
and Chief Executive Officer
Avon Products, Inc.

DAVID Y. SCHWARTZ (2, 6)
Independent Business Advisor and Consultant

CHRISTOPHER A. SINCLAIR (1, 3, 6)
Managing Director
Manticore Partners LLC

CHERYL N. TURPIN (3, 4)
Retired President and Chief Executive Officer
The Limited Stores

DONA D. YOUNG (2, 4)
Chairman of the Board, President
and Chief Executive Officer
The Phoenix Companies, Inc.

(1)      Member of Executive Committee

(2)      Member of Audit Committee

(3)      Member of Compensation and Management Resources Committee

(4)      Member of Nominating and Corporate Governance Committee

(5)      Member of Retirement Plan Committee

(6)      Member of Finance and Strategic Planning Committee


CORPORATE OFFICERS

MATTHEW D. SERRA
President and Chief Executive Officer

EXECUTIVE VICE PRESIDENT

BRUCE L. HARTMAN
Chief Financial Officer

SENIOR VICE PRESIDENTS

GARY M. BAHLER
General Counsel and Secretary

JEFFREY L. BERK
Real Estate

MARC D. KATZ
Chief Information Officer

LAUREN B. PETERS
Strategic Planning

LAURIE J. PETRUCCI
Human Resources

VICE PRESIDENTS

JOSEPH N. BONGIORNO
Logistics

GARY H. BROWN
Real Property

PETER D. BROWN
Investor Relations and Treasurer

PETER M. CUPPS
Corporate Shared Services

ROBERT W. MCHUGH
Chief Accounting Officer

PATRICIA A. PECK
Human Resources

DENNIS E. SHEEHAN
Deputy General Counsel


CORPORATE INFORMATION

CORPORATE HEADQUARTERS

112 West 34th Street
New York, New York 10120
(212) 720-3700


TRANSFER AGENT AND REGISTRAR

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, New York 10286
(866) 857-2216
(610) 312-5303 Outside the U.S. and Canada
(800) 936-4237 Hearing Impaired
www.stockbny.com
email: shareowner-svcs@bankofny.com


INDEPENDENT AUDITORS

KPMG LLP
345 Park Avenue
New York, New York 10154
(212) 758-9700


FORM 10-K

A copy of the Foot Locker, Inc. 2002 Annual Report on Form 10-K filed with the Securities and Exchange Commission is available, without charge, by request to the Investor Relations Department at the Corporate Headquarters.

INVESTOR INFORMATION

Investor inquiries should be directed to the Investor Relations Department at
(212) 720-4600.

WORLD WIDE WEB SITE

Our website at www.footlocker-inc.com offers information about our Company, as well as online versions of our Annual Report, SEC reports, quarterly results and press releases.

Foot Locker, Inc., Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs Sports, footlocker.com, Eastbay, Colorado, Going to the Game!, Weekend Edition, and Team Edition service marks and trademarks are owned by Foot Locker, Inc. or its affiliates.

FOOT LOCKER, INC.

112 West 34th Street
New York, NY 10120